FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number : 001-14960

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...√...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __√__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...√..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

By: ____________________

Name: Efstratios-Georgios (Takis) Arapoglou
Title: Chairman – Chief Executive Governor

Date: 26th May, 2005

ANNUAL REPORT 2004

NATIONAL BANK OF GREECE

NBG GROUP - FINANCIAL HIGHLIGHTS	2004(*)	2004	2003
Profit and loss account (€ millions)			
Net interest income		1 419	1 233
Total operating income		2 012	1 764
Profit before tax and voluntary retirement program cost		662	521
Balance sheet (€ millions)			
Total assets		52 877	53 691
Total equity		2 522	2 431
Loans and advances to customers		27 411	23 113
Per share (€)			
Earnings		1.20	1.11
Ratios			
Return on average equity (after tax)	19.8%	16.6%	15.3%
Return on average assets (before tax)	1.26%	1.06%	1.02%
Cost / income (efficiency)		59.6%	64.6%
Net interest margin		3.04%	2.75%
Capital adequacy			
Tier I		11.9%	10.1%
Total capital		14.8%	12.9%
Staff numbers		19 189	20 752

NATIONAL BANK OF GREECE - FINANCIAL HIGHLIGHTS	2004(*)	2004	2003
Profit and loss account (€ millions)			
Net interest income		1 206	1 072
Total operating income		1 583	1 410
Profit before tax and voluntary retirement program cost		520	409
Balance sheet (€ millions)			
Total assets		48 302	49 116
Total equity		2 652	2 544
Loans and advances to customers		24 160	20 168
Per share (€)			
Dividend		0.60	0.50
Dividend yield (share price at 31.12)		2.5%	3.1%
Ratios			
Return on average equity (after tax)	15.5%	11.4%	11.8%
Return on average assets (before tax)	1.07%	0.84%	0.83%
Cost / income (efficiency)		59.9%	64.4%
Capital adequacy			
Tier I		10.3%	10.7%
Total capital		15.8%	15.5%
Staff numbers		13 234	14 631

(*)Return on average equity and total assets excluding the voluntary retirement program cost

Credit ratings	Long-term	Short-term
Moody's	A2	P-1
Standard & Poor's	BBB+	A-2

C O N T E N T S



Dear Shareholder,

A year has passed since the new management team of the NBG Group was elected. Within this relatively short period of time, I believe that we have succeeded in covering considerable ground to the benefit of the organization. The decisions that we were called on to make may, in some cases, have been difficult, but they were essential if the Bank is to gain in strength. In this regard, let me say that we have been encouraged by the indications of your trust. Nevertheless, important challenges still lie ahead. Going forward, the task awaiting the Board is by no means simple: it has to focus its attention on achieving the immediate financial targets while also pushing ahead with radical changes in the way the Bank and the Group work, both internally and with respect to how we treat our customers. Only then will we be able to take on the competition from a position of strength in the coming years.

Let me reiterate the three key aspirations for the management of the Group:

- We shall make every effort to maintain the strong pace of revenue growth by focusing on retail banking and SMEs in Greece and SE Europe.
- We shall maximize operational efficiency across the Group by enhancing its infrastructures and, more importantly, its procedures, with a view to improving productivity and reducing cost, and by enhancing performance measurement to reward employee performance.
- We shall optimize return on equity across the Group's activities, so that all businesses achieve adequate returns on capital employed.

With regard to sustaining high revenue growth, NBG succeeded in boosting retail lending by 29% in 2004, including a 40% increase in lending to small businesses. The Bank has also boosted its market share in the fast medium-sized businesses reflects the sector's central importance for the course of the Greek economy as well as the Bank's desire to target SME business more effectively. The contribution of non-interest income deriving from intermediation operations and asset management, particularly mutual funds, was also very encouraging. Indeed, the latter comprise an important source of income, which the Bank intends to cultivate more intensely in the future. Also, income from our SE European franchise was up substantially on the previous year, accounting for a significant percentage of the total.

Regarding management's second key aspiration, i.e. enhancing operational efficiency, we have achieved fundamental restructuring across the Group:

1. The largest voluntary retirement (VR) program yet offered in Greece was implemented at the end of the year, leading to the departure of 1 500 employees, i.e. about 10% of staff, while 450 new, younger staff were hired to reinforce staffing at branch level. Our insurance subsidiary, Ethniki Insurance, also implemented a VR program, leading to the departure of 230 employees or 17% of its workforce.
2. A new productivity-linked bonus system was introduced for staff at the Bank's branches. This has proved to be an effective incentive, and pushed loan sales to small businesses up by 41%, consumer credit up by 65%, and mortgage disbursements up by 45%. The bonus system is being expanded, and in 2005 it includes targets for increasing revenues from intermediation business and containing operating costs, in contrast with 2004 when the targets were confined to sales.

These actions, coupled with a number of other initiatives, have enabled us to contain increases in administrative costs to below the rate of inflation, while costs at the Bank remained flat relative to the previous year. As a result, the cost/income ratio dropped by a substantial 5 percentage points from 64.6% in 2003 to 59.6% in 2004. It should be added that this reduction does not include the positive impact from the VR program, which is likely to be in the region of three percentage points in 2005.

With regard to the third key aspiration, it is important to stress that Group return on equity (after tax and excluding the cost of the VR program) stood at 19.8%, up 4.5 percentage points on the previous year. I should stress that core banking activities are generating significantly higher returns. However, ROE is still adversely impacted by our older investments in non-core banking activities or business that is no longer as attractive as in the past. It goes without saying that we are committed to steadily divesting our portfolio of such activities.

With these guiding principles in mind, in 2004 we closed down our branches in Amsterdam, Paris and Frankfurt, while also downsizing our activities in London. Furthermore, we took careful first steps with regard to the sale of our holding in AGET Herakles, and to find a hotel business specialist to take over Astir Palace S.A.

In 2004, National Bank posted impressive results. Profit after tax and minorities grew by 28.7%, on top of the 69% profit growth of 2003, to €464 million, or €386.4 million if the cost of the VR program is included. Earnings per share improved to €1.44, compared with €1.11 in 2003. Even more impressive was the 38% growth in operating income, reflecting our efforts to focus on our core banking business.

Strong profits, combined with the hybrid debt issue of €830 million, led the Group's capital adequacy ratio to 14.8% from 12.9% at the end of 2003, a level that paves the way for the Group's sustained independent growth, whether organic or otherwise.

Given these results, the Board will propose to the AGM a dividend of €0.60 per share. This represents a 20%

Dear Shareholder,

In order to determine and agree on our key areas of action, and to harness effectively the potential offered by the Bank's competitive advantages, we drew up a three-year business plan, which contains the following vision for the NBG Group:

- to forge the Group into the leading and most reputable financial institution in SE Europe as a whole, offering a superior service to our customers,
- to become the employer of choice to the benefit of our employees, and
- to deliver superior returns to our shareholders.

We will do this within an environment of the highest corporate governance and compliance standards and under a carefully monitored risk management framework. To this end, the Board has approved a fast-track corporate governance upgrade program, including the appointment to the Board of a larger number of independent members, closer involvement of the Board in formulating the long-term strategy of the Group, and the creation of corporate governance, human resources, and audit committees.

To succeed in our mission, the key aims of the Group over the next three years will be:

- to further strengthen our domestic leadership in all segments, and
- to become the leading international group in the region:

  - by offering customer-driven solutions,
  - fully exploiting synergies and cross-selling all the products of the Group,
  - boosting accountability and efficiency, and
  - gearing our portfolio towards higher value businesses.

As the 3-year business plan unrolls, it will be reviewed by the Board on a quarterly basis in line with specific key performance indicators and project attainment deadlines. We aim to consistently achieve ROE levels above 20% per annum, growing our revenues by about 35% and our profitability by more than 70% over the next three years. These goals may appear ambitious, but I believe they are attainable if pursued in a systematic and determined manner.

In conclusion, on behalf of the Board I would like to express my sincere gratitude to all the staff of the Group for the remarkable efforts they have made. Likewise, I wish to thank you for the trust you have shown us, and let me assure you that we shall continue to do our utmost to deliver the best possible results.

Takis Arapoglou

Chairman and CEO

BOARD OF DIRECTORS

EXECUTIVE MEMBERS



Takis (Efstratios-Georgios) Arapoglou
Chairman and Chief Executive Officer



Ioannis Pechlivanidis
Deputy Chief Executive Officer

NON-EXECUTIVE OFFICERS

H.E. the Metropolitan of Ioannina
Theoklitos

Georgios Athanasopoulos
Employees' Representative, NBG

Stefanos Vavalidis
Member of the Board of Directors of the European Bank for Reconstruction and Development (EBRD)

Ioannis Giannidis
Professor, University of Athens School of Law

Dimitrios Daskalopoulos
Chairman, Delta SA, Vice-Chairman, Federation of Greek Industrialist

Nikolaos Efthymiou
Chairman, Association of Greek Shipowners

Georgios Lanaras
Shipowner

Ioannis Panagopoulos
Employees' Representative, NBG

Stefanos Pantzopoulos
Business Consultant, Former Certified Auditor

Constantinos Pylarinos
Economist, General Manager of Finances and Administrative Services for the Church of Greece

INDEPENDENT NON-EXECUTIVE MEMBERS

Ioannis Vartholomaios
Professor, University of Piraeus, Chairman of IKA

Ploutarchos Sakellaris
Professor, Athens University of Economics and Business, Chairman, Council of Economic Advisors

NOTES:

1. Mr. Takis (Efstratios-Georgios) Arapoglou was elected by the BoD on 19 March 2004.

2. Mr. Ioannis Pechlivanidis was elected by the BoD on 22 April 2004.

3. Messrs. Georgios Athanasopoulos, Stefanos Vavalidis, Ioannis Giannidis, Nikolaos Efthymiou, Stefanos Pantzopoulos, Constantinos Pylarinos, Drakoulis Fountoukakos-Kyriakakos and Ploutarchos Sakellaris were elected by the BoD on 22 April 2004.

NBG MANAGEMENT

(from left, in order of appearance)

Y. Filos
General Manager, Consumer Banking

G. Paschas
Chief Internal Auditor

A. Triantafillidis
Head of Human Resources

M. Oratis
Chief Risk Officer

A. Karampelas
General Counsel

A. Thomopoulos
Chief Financial & Chief Operations Officer

E.G. Arapoglou
Chairman & Chief Executive Officer

I. Pechlivanidis
Deputy Chief Executive Officer

P. Mylonas
Chief Economist & Chief of Strategy

A. Leopoulos
Head of International

A. Tourkolias
General Manager, Corporate & Investment Banking

P. Christodoulou
General Manager, Private Banking & Group Treasury



THE PERFORMANCE OF THE STOCK SHAREHOLDER STRUCTURE

DIAGRAM 1
NBG SHARE PRICE AND TRADING VOLUME (2004)


PRICE CHANGE (BASE 31.12.2003=100)
TRADING VOLUME (€ MILLIONS)
160
150
140
130
120
110
100
90
80
70
60
50
40
30
60
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0
12/03
01/04
03/04
03/04
04/04
05/04
06/04
07/04
08/04
09/04
10/04
11/04
12/04
NBG TRADING VOLUME
NBG

THE PERFORMANCE OF THE STOCK

In 2004, the NBG share price posted an impressive increase (31.12.2004: €24.28, 31.12.2003: €15.95). The percentage increase of the share price was substantially higher than the domestic stock market, as well as stock markets internationally. Specifically, the NBG share price was up by 52.2% compared with 23.1% for the Athens Exchange (AE) general index, 44.3% for the banking index, and 10.9% for the European banking index (FTSE 300 Banks).

At 31 December 2004, NBG's market capitalization totaled €8 050.7 million, up €2 760.7 million on the previous year. At year-end 2004, NBG held first place in respect of market capitalization on the Athens Exchange, its share of total market capitalization being 8.7% compared with 6.3% a year previously and 4.7% at year-end 2002. NBG's share of the total market capitalization of the Greek banking sector at

The majority of stocks on the AE, including NBG stock, experienced lower volatility (risk) in 2004. In fact, the yearly coefficient of variation for NBG's share price declined to 1.6% from 2.1% in 2003, the lowest level since 1999.

Investor interest in NBG stock is reflected in the much higher liquidity ratio (i.e. the ratio of the total annual value of trading in the stock to average market capitalization). In 2004, the annual liquidity ratio stood at 63% compared with 51.2% in the previous year. The corresponding ratio for the Greek banking sector and the AE in 2004 was 42.4% and 41.5% respectively.

TABLE 1
NBG STOCK MARKET DATA [1]

	2004	*2003*	*2002*	*2001*	*2000*
Year-end price (€)	***24.3***	*16.0*	*9.4*	*18.7*	*28.3*
Year high (€)	***24.5***	*16.6*	*19.1*	*31.8*	*38.0*
Year low (€)	***15.2***	*6.2*	*9.3*	*14.9*	*25.0*
Mean price for the year (€)	***19.0***	*11.5*	*13.9*	*23.7*	*31.4*
Yearly coefficient of variation for NBG's share price (%)	***1.6***	*2.1*	*1.8*	*2.2*	*2.3*
Yearly coefficient of variation for banking sector (%)	***1.4***	*1.7*	*1.4*	*2.0*	*2.1*
Yearly coefficient of variation for AE (%)	***1.0***	*1.2*	*1.1*	*1.8*	*2.0*
NBG market capitalization at year-end (€ millions)	***8 050.7***	*5 290.0*	*3 130.3*	*6 094.3*	*9 485.6*
NBG-to-AE market capitalization ratio at year-end (%)	***8.8***	*6.3*	*4.7*	*6.4*	*8.0*
NBG-to-banking sector capitalization ratio at year-end (%)	***25.4***	*22.4*	*20.1*	*23.8*	*25.9*
Annual trading volume (€ millions)	***3 974.2***	*1 950.5*	*910.9*	*2 464.8*	*3 461.7*
NBG-to-AE trading volume ratio (%)	***11.2***	*5.6*	*3.7*	*5.9*	*3.7*
NBG-to-banking sector trading volume ratio (%)	***36.1***	*30.3*	*27.9*	*29.0*	*25.2*
Annual liquidity ratio: NBG (%) [2]	***63.0***	*51.2*	*20.1*	*31.7*	*34.2*
Annual liquidity ratio: banking sector (%)	***42.4***	*35.0*	*16.1*	*27.6*	*39.7*
Annual liquidity ratio: AE (%)	***41.5***	*47.6*	*29.9*	*40.9*	*65.9*

Sources: AE, Bloomberg, NBG calculations

[1] Share prices have been adjusted (Bloomberg methodology) so as to present comparable changes over the past 5 years.

[2] Ratio of annual trading volume to average capitalization.

DIAGRAM 2
NBG SHAREHOLDER STRUCTURE AT 31.12 2003


NBG SUBSIDIARIES
4.2%
HELLENIC REPUBLIC
& PCTS
7.5%
OTHER DOMESTIC
INSTITUTIONALS
19.3%
PENSION FUNDS
& OTHER PUBLIC
SECTOR ENTITIES
22.3%
PRIVATE DOMESTIC
INVESTORS
28.9%
INTERNATIONAL
INSTITUTIONALS
& INVESTORS
17.8%

SHAREHOLDER STRUCTURE

At 31 December 2004, the share capital of NBG was divided into 331 575 511 ordinary shares with a nominal value of €4.5 each, compared with 255 058 085, with the same nominal value, at the end of the previous year. The new shares stemmed from the capitalization of reserves related to the revaluation of the Group's real estate, and the distribution of 3 free shares for every 10 old shares in June 2004. At the end of the year, NBG stock was dispersed across 172 327 shareholders. No single shareholder owned more than 5% of the share capital.

In November 2004, the shareholder structure of the Bank changed significantly, as the Hellenic Republic sold its remaining 7.5% direct holding, owned directly and indirectly via the Public Company for Transferable Securities. The sale was carried out by means of a book-building process and was mainly absorbed by international institutional investors. It is had oversubscribed the entire offering twofold. Accordingly, the percentage of NBG stock owned by international institutional and private investors amounted to 29.5% at the end of 2004 compared with 17.8% at the end of the previous year, and 10.8% at end-2002.

Domestic investors owned 28.1% of NBG stock, while the Hellenic Republic indirectly held 22.7% via social security funds and other public organizations. Other domestic legal entities (banks, insurance companies, mutual fund managers, pension funds not under the authority of the Ministry of Employment and Social Protection, etc.) held 16.8%, compared with 19.3% in 2003. The proportion of NBG stock held by subsidiaries of the Bank, including own shares, stood at 2.9% compared with 4.2% at the end of the previous year (DIAGRAMS 2 and 3).

DIAGRAM 3
NBG SHAREHOLDER STRUCTURE AT 31.12 2004


NBG SUBSIDIARIES
2.9%
PENSION FUNDS
& OTHER PUBLIC
SECTOR ENTITIES
22.7%
OTHER DOMESTIC
INSTITUTIONALS
16.8%
PRIVATE DOMESTIC
INVESTORS
28.1%
INTERNATIONAL
INSTITUTIONALS
& INVESTORS
29.5%

CHAPTER 1

FINANCIAL ENVIRONMENT

1.1 INTERNATIONAL DEVELOPMENTS

In 2004, the global economy picked up at a faster pace than expected, to 5% compared with 3.9% in 2003, despite the sharp rise in the price of crude oil. In this favorable environment, output growth in the euro area reached 1.8% in 2004, as against 0.5% in 2003.

This euro area growth reflects, *inter alia*, the strengthening of investment activity, which grew by 1.7% in 2004 compared with a reduction of 0.6% in 2003, as well as higher external demand (particularly in the first half of the year). At the same time, the recovery in the US sustained its dynamism with output rising by 4.4% in 2004 compared with 3% in 2003, driven principally by fixed investments, which grew by 9%. In both economic areas, improved corporate earnings were the main driving force behind the upswing in fixed investments.

On both sides of the Atlantic, inflation pursued a moderately upward course, in essence reflecting rising oil prices (2004 average oil price: US$38 per barrel, compared with US$29 in the corresponding period of 2003). In the euro area, despite the sharp rise in oil prices, the consumer price index displayed only a marginal increase (2.2% on average in 2004, compared with 2.1% in 2003), owing to weak domestic demand and the appreciation of the euro, which served to contain further inflationary pressures.

DIAGRAM 1.1.1
GDP GROWTH (YEAR-ON-YEAR)


%
5
4
3
2
1
-1
-2
1999:Q1
1999:Q3
2000:Q1
2000:Q3
2001:Q1
2001:Q3
2002:Q1
2002:Q3
2003:Q1
2003:Q3
2004:Q1
2004:Q3
Euro area
USA

2004 compared with 2.3% in 2003, reflecting the rise in oil prices and accelerating domestic demand (to 4.9% in 2004 from 3.4% in 2003). This acceleration led to a further widening of the current account balance to 5.6% of GDP in 2004 from 4.7% in 2003.

As expectations of a strong and sustainable recovery in the euro area failed to materialize, the ECB (after a series of interest rate reductions between 2001 and 2003 of 275 basis points) maintained rates at 2% in 2004, the lowest level of the past five years. However, the appreciation of the euro by an average of 9% against the US dollar offset, in part, the impact of the looser monetary policy in the euro area. At the same time, fiscal policy also remained fairly lax (aiming at encouraging the recovery), and there was a marginal widening of fiscal deficits to 2.9% of GDP in 2004, from 2.8% in 2003.

In the US, where the recovery in economic activity had sustained its momentum while the deficit-to-GDP ratio in 2004 remained high (4.3%), the Federal Reserve (after a long series of interest rate cuts of 550 basis points over the three-year period 2001-2003) increased the intervention rate by 125 basis points to 2.25% in an effort to restore levels compatible with a more neutral, i.e. tighter, monetary policy.

SE Europe

In 2004, macroeconomic performance in the countries of SE Europe (Albania, Bulgaria, FYROM, Romania and Serbia & Montenegro) was brisk with output growth the highest since the beginning of the transition to a market economy (up 7.1% compared with 4.2% in 2003), while inflation decelerated to single-digit figures (8.4% compared with 10.4% in 2003). Increased economic activity helped contain fiscal deficits (which amounted to 1% of GDP compared with 2.4% in 2003), which in several countries (Bulgaria, Romania and Serbia) overperformed compared with government targets.

While public finances improved, the current account deficit-to-GDP ratio widened to 9.1% compared with 7.7% in 2003. This was due principally to heavy domestic spending in the

DIAGRAM 1.1.2
SHORT-TERM INTEREST RATES



%
6
4
2
0
Dec.99
Jun.00
Dec.00
Jun.01
Dec.01
Jun.02
Dec.02
Jun.03
Dec.03
Jun.04
Dec.04
Euro area
USA

DIAGRAM 1.2.1
GDP GROWTH IN GREECE AND EURO AREA


%
5
4
3
2
1
0
1999
2000
2001
2002
2003
2004
Greece
Euro area

Sources: National Statistical Service of Greece, Eurostat

DIAGRAM 1.2.2
PERCENTAGE CONTRIBUTION TO GDP GROWTH


%
9
7
5
3
1
-1
-3
2001:Q1
2001:Q3
2002:Q1
2002:Q3
2003:Q1
2003:Q3
2004:Q1
2004:Q3
Net exports
Investments & Inventories

expansion (42%), despite the implementation of administrative measures during the course of the year in most of the countries concerned, to contain the credit boom. Nevertheless, 80% of the current account deficit has been covered by inflows of foreign direct investment, compared with 70% in 2003.

In 2005, the SE European economies are likely to sustain their rapid output growth (forecasts are for 5.6%). However, an improved current account deficit and lower inflation will depend to a large extent on the degree to which credit expansion can be contained, given that fiscal policy has little further room for maneuver (the forecast is for a neutral fiscal policy in the year ahead). It is likely that new measures will be implemented aiming at reducing the current account deficit (to 8% of GDP), while approximately 85% of the region's external gap should be funded by direct foreign investments due to the improved economic outlook and solid policy implementation.

1.2 THE GREEK ECONOMY

The Greek economy sustained its growth course during the year of the Olympic Games, attaining growth of over 4%. This was 2½ percentage points above the euro area average. The key factors driving growth in Greece in recent years - low interest rates, inflows of Community Structural Funds, rapid growth in SE Europe, an expansionary fiscal policy, and strong credit expansion toward the private sector - continued to play important roles, while substantial improvements in public infrastructures and the quality of invested capital are estimated to have significantly boosted the growth potential of the country.

Undoubtedly, certain sectors now exhibit signs of losing momentum, in particular the construction sector whose exceptionally rapid growth in previous years means the subsequent slowdown was only to be expected. However, the strength of private and public consumer spending, as well as the improved picture presented by the external balance fully offset the negative effect, mainly due to the construction sector, on the overall growth of the economy.

particularly private consumption. The latter comprised the driving force behind the economy in 2004 (growing by 3.3% y-o-y), fueled basically by the increase in disposable income (reflecting the 2.5% y-o-y growth in the real wages of salaried employees in 2004), low real interest rates, and continued high credit expansion toward households. At the same time, the growth in the value of property owned by households is still at record highs and has impacted favorably on consumer psychology, despite the slowdown in the property market over the past year. Public consumption also grew at a brisk pace (6.6% y-o-y), reflecting primarily increased spending for the Olympic Games and the election cycle.

Investment activity, while posting a significant slowdown relative to the impressive growth of the previous three years, nevertheless continued to perform satisfactorily. Average growth in fixed capital investment reached 4.8% in 2004, compared with an average of 8.4% over the period 2001-2003. This mainly reflects the slowdown in private and public construction activity owing to the completion of many projects related to the Olympic Games, as well as the reduction in private residential investment, reflected in the increased supply of new housing in 2004.

The contribution of the external sector (net export activity) to growth remained negative at around 0.5 percentage points, though this was just half of the 2003 level, chiefly due to the excellent performance of the exports of services. The good performance of the two most important export-oriented components of the Greek services sector, i.e. tourism and ocean shipping, is reflected in the performance of the current account.

The shipping sector has grown at a remarkable pace. Benefiting from the surge in international trade of goods and fuels as the global economy continues to grow rapidly, demand for shipping has soared, pushing up cargo fees as well. Tourism receipts showed a marginal increase on 2003, although the sector failed to derive fully the benefits anticipated from hosting the Olympic Games, in part due to the strong euro, which eroded the competitiveness of the sector. As a result of the good performance of services and

DIAGRAM 1.2.3
LENDING RATES FOR HOUSEHOLDS


%
20
15
10
5
0
Dec.99
Jun.00
Dec.00
Jun.01
Dec.01
Jun.02
Dec.02
Jun.03
Dec.03
Jun.04
Dec.04
Consumer Loans
Housing Loans

Source: Bank of Greece

DIAGRAM 1.2.4
CREDIT EXPANSION TO HOUSEHOLDS
AS PERCENTAGE OF GDP


%
40
30
20
10
0
2000:Q4
2001:Q2
2001:Q4
2002:Q2
2002:Q4
2003:Q2
2003:Q4
2004:Q2
2004:Q4
Housing lending
Consumer lending
Other

deficit-to-GDP ratio declined substantially to 3.9% in 2004 compared with 5.7% in 2003.

Inflationary pressures persisted in 2004. The average annual rate of change in the consumer price index stood at 2.9%, lower than in 2003, mainly because of the favorable impact of unprocessed food prices, thus reducing the spread between Greek and euro area inflation to 0.7 percentage points. On the other hand, core inflation accelerated, reaching 3.3% on average in 2004, reflecting strong domestic demand, the fast rise in unit labor costs (up by 4.3% in 2004, compared with an increase of 3.4% in 2003), and the reduced competitiveness of certain categories of goods and services.

A fiscal review indicated that public finances for the past several years are in a significantly worse state than previously believed, pointing to the need for substantial corrective measures over the coming years. In 2004, public finances deteriorated further mainly because of the needs of the Olympic Games, pushing the general government deficit-to-GDP ratio to over 6%, from its revised level of 4.6% in 2003. A similar situation applies to the general government debt-to-GDP ratio, which exceeded 110.5% in 2004 compared with 109.3% at the end of the previous year.

While Greek public finances are in a worse position than previously anticipated, thereby leading Standard & Poor's and Fitch to reduce their rating of the Greek public debt from A+ to A in November and December of 2004, respectively, the spread between Greek and German bond yields remained close to its historic lows. For instance, the spread between Greek and German 10-year bonds contracted further to 16 bps from 17 bps at the end of 2003, reflecting market expectations of improved fiscal performance as per the projections of Greece's revised Stability and Growth Program.

DIAGRAM 1.2.5
10-YEAR BOND YIELDS
AND SPREAD OVER BUNDS


%
bps
5.0
4.5
4.0
3.5
3.0
60
50
40
30
20
10
0
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Greek bonds (left-hand side)
Bunds (left-hand side)
Yield spread (right-hand side)

Structural measures

To sustain high growth in the long term, the Greek economy needs to solve a number of basic structural problems that tend to hinder both the level and the quality of business activity. In 2004 a number of steps were made in this framework, income taxes reduced, and the investment environment made more friendly.

The new tax law (L.3296/2004) reduces corporate tax rates. For instance, the tax rate on profits of domestic limited liability companies, cooperatives, as well as foreign corporations will fall in stages from 35% in 2004 to 32% in 2005, 29% in 2006, and 25% in 2007, while the corresponding rate for partnerships, general and limited, will decline from 25% in 2004 to 24% in 2005, 22% in 2006, and 20% in 2007. To encourage research and technology, the same law provides for a discount on a business's net profit of a further 50% of R&D expenditure, over and above the discount of this expenditure from gross income.

The new Developmental Law (L.3299/2004) provides incentives for expanding and upgrading private businesses in Greece, while it also aims at simplifying and speeding up procedures for evaluating and monitoring investment plans. Specifically, the law seeks to 1) strengthen SMEs and promote large-scale investment plans (of over €50 million) by contributing up to 35% of the initial cost of the investment, and 2) speed up regional convergence via the provision of further support (which can be as much as 55% of the cost of the investment) for investment activity in businesses located in underdeveloped regions or in industrial zones.

Another bill aims at improving the regime for issuing licenses to manufacturing firms, reducing substantially the number of documents required to obtain a permit to establish a manufacturing business from 20 to 8, thus also speeding up the whole process.

Changes are also occurring in the legislation regarding bankruptcy, so as to more effectively reflect the needs of the modern economy. A National Competition and Development Council was also set up, whose task will be to pronounce opinions on matters relating to business competitiveness. Lastly, the role of the Competition Committee has been upgraded so that it can devote more time to examining problems relating to competitiveness in the Greek economy.

DIAGRAM 1.2.6
AE GENERAL INDEX VERSUS EUROPEAN STOCK MARKETS



125
120
115
110
105
100
95
90
(BASE 31.12.2003=100)
02/01/04
27/01/04
21/02/04
17/03/04
11/04/04
06/05/04
31/05/04
25/06/04
20/07/04
14/08/04
08/09/04
03/10/04
28/10/04
22/11/04
17/12/04
AE
FTSE Eurotop 300
DJ EURO STOXX 50

Source: Bloomberg

DIAGRAM 1.2.7
CAPITALIZATION-TO-GDP RATIO (year-end)



%
100
90
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004

Sources: National Statistical Service of Greece, Finance, NBG calculations

DIAGRAM 1.2.8
AE TRADING VOLUMES



50
40
30
20
10
0
VALUE IN € BILLIONS

Stock market developments

In 2004, stock prices on the Athens Exchange rose impressively, exceeding considerably the performance of other international exchanges. The AE general price index grew by 23.1% compared with 6.9% and 8.8% in the DJ Euro STOXX 50 and FTSE Eurotop 300 indices, respectively (DIAGRAM 1.2.6).

As a result of the rise in stock prices, the overall capitalization of listed companies grew from €85 billion at the end of 2003 to €92 billion at the end of 2004, representing 56.3% of GDP, compared with 54% at the end of 2003 (DIAGRAM 1.2.7). This is in line with the European average.

The substantial growth in stock prices was not accompanied by a comparable rise in trading volumes. In 2004, annual trading volumes were broadly flat, posting only a marginal increase of 2.2% (2004: €35.5 billion, 2003: €34.8 billion, 2002: €24.5 billion) (DIAGRAM 1.2.8), while average annual liquidity (the ratio of the total annual value of trading to average annual capitalization) on the AE declined from 47.6% to 41.5%.

It is worth pointing out that compared with other countries, liquidity in the Greek stock market continues to be low (Ireland 49%, Germany 147%, Italy 149%, Spain 157%, USA 99%, Japan 98.4%).

1.3 THE GREEK BANKING SECTOR

On the whole, Greek banks further improved their profitability in 2004 on the back of a similarly good performance in 2003. Net profits before tax of the five biggest Greek banks grew by 14.2% on a consolidated basis. This was impressive given the fact that one of the banks posted negative growth and that most of the banks - first and foremost NBG - implemented voluntary retirement programs that were charged to the year's results. If the one-off cost of the VR program at NBG (amounting to €109 million) is excluded, the pre-tax profits of the five top banking groups in fact present earnings growth of the order of 21.3% in 2004.

strengthening of retail banking operations and was assisted by the low interest-rate environment and concomitant sustained high demand for consumer and mortgage loans. The return on equity of the five largest banking groups at 31 December 2004 improved by 1.1 percentage points, to 15.3% compared with 14.2% in 2003 (DIAGRAM 1.3.1).

The improvement in profitability is attributable principally to the 15.5% growth in net interest income, which comprised around 71% of total income. The net average interest margin rose to 321 bps, up 20 bps on the previous year (DIAGRAM 1.3.2).

Furthermore, commission income grew by 11% as a result of the large increase in lending and customer funds under management. An analysis of the income categories reveals a healthy basis for growth in banking operations, as the increase in turnover was based exclusively on the rise in net interest income and commissions while, on the other hand, trading gains comprised just 5% of total income.

Operating expenses at banks played a decisive role in the improved profitability, as they grew by just 7.2%, thereby leading the efficiency ratio to 57.9%, a four percentage point improvement on the previous year's outcome (DIAGRAM 1.3.3). The implementation, at most of the banks, of VR programs brought added exceptional costs to the year's results, but the benefits should feed through into the current year.

The 32% increase in provisions for NPLs at the largest Greek banks reflects their drive to ensure the quality of the expanding loan book.

The driving force behind the profitability of Greek banks was the rapid expansion in credit, particularly in retail banking where the margins for growth are still large. In particular, total claims on businesses (loans and bonds) by credit institutions grew by 12.3% in 2004 compared with 13.9% in 2003. Meanwhile, faster growth was seen in consumer loans (37.4% compared with 24.8% in 2003), while mortgage loans (including debt securitizations) grew at broadly the

DIAGRAM 1.3.1
BANKING GROUPS' PROFITABILITY RATIOS



%
16
12
8
4
0
9.3
0.82
14.2
1.14
15.3
1.32
2002
2003
2004
ROE (%) ROA (%)

Source: Published financial statements

DIAGRAM 1.3.2
BANKING GROUPS' NET INTEREST MARGIN



%
4
3
2
1
0
2.85
3.01
3.21
2002
2003
2004

Source: Published financial statements

DIAGRAM 1.3.3
BANKING GROUPS' COST/INCOME RATIOS



%
70
60
50
40
30
20
10
0
67.4
61.5
57.9
2002
2003
2004

Source: Published financial statements

Note: The figures used in the analysis of the banking groups are taken from

DIAGRAM 1.3.4
RETAIL BANKING GROWTH RATES


%
50
40
30
20
10
0
35.6
26.2
27.2
16.3
28.9
51.7
33.1
25.5
23.2
HOUSING LENDING
CONSUMER LENDING
CREDIT CARDS
2002
2003
2004

Source: Bank of Greece

Deposits across the entire banking market grew faster than in 2003. Sight deposits were up by 18.7%, while savings deposits also grew at a satisfactory pace (13.5%). In contrast, repos continued their downward trend (-12.4%). The current structure of deposits and the preference of households for higher liquidity deposit products was only to be expected in the face of low interest rates. As a result of these developments, the liquidity ratio (Lending-to-Deposits) for the five largest banks stood at 92.8%, around 11 percentage points higher than at the end of 2003. It should be stressed that the high liquidity of National Bank of Greece (67%) had a major impact on this ratio, thereby ensuring comfortable and relatively less expensive financing of its rapidly expanding operations in the coming years.

At the same time, as the domestic market develops there has been a marked increase in the interest of Greek credit institutions to further penetrate neighboring SE European markets, whose growth potential poses attractive business opportunities. They are seeking to do this by expanding their existing networks in the region, as well as buying local players. On the quest for expansion in the region, Piraeus Bank acquired majority holdings in Eurobank (Bulgaria) and Atlas Banka (Serbia) at the beginning of 2005, while Alpha Bank bought Jubanka (Serbia). Similar strategic moves are likely to continue, as the interest of Greek banks in the markets of the region looks set to remain high. It is notable that lending by the four largest Greek banks (NBG, Alpha Bank, Eurobank, and Piraeus Bank) to SE European countries comprises 4.5% of their total lending, while profits deriving from activities in the region amount to around 6% of their total profits.

TABLE 1.3.1
GREEK BANKS OPERATING IN SE EUROPEAN COUNTRIES

	NBG	Alpha Bank	EFG Eurobank	Emporiki Bank	Piraeus Bank
Albania	X	X		X	X
Bulgaria	X	X	X	X	X
FYROM	X	X			
Romania	X	X	X	X	X

1.4 THE OUTLOOK FOR THE GREEK ECONOMY AND BANKS

Undoubtedly, the conclusion of the 2004 Athens Olympic Games and efforts to impose fiscal stability marks a period of slowdown in the Greek economy towards its growth potential level. Nevertheless, activity is likely to be strong at slightly over 3%, as low interest rates, inflows of Community Structural Funds and the dynamism of the economies of the region in general should, to varying degrees, support growth over the coming years.

The slower trend in the construction sector, compared with the impressive growth of the past few years, is expected to continue. The slowdown is also likely to be affected, in the short run, by efforts to improve the public finances, which, however, should boost confidence in the Greek economy. At the same time, the threat posed to growth and inflation levels by the persistence of exceptionally high oil prices should not be underestimated. While the strong euro has absorbed a significant portion of the appreciation in energy prices, it has also impacted negatively on the competitiveness of Greek products and services toward non-euro area countries. Inflationary pressures are likely to remain high in 2005, with the spread between Greek and euro area inflation widening. The external sector should continue to benefit from the favorable international environment, although this forecast contains an element of uncertainty, which is related to the sustainability of the robust performance of the shipping sector, as well as the likelihood of further rises in the price of the euro.

The outlook for the banking sector is generally good, mainly due to the ongoing expansion in retail banking and increased interest and commission income. The banks' focus on the retail sector indicates that this is where the highest growth margins are found, in spite of intense competition. Specifically, the very gradual upturn in today's historically low interest rates and the long distance before converging with the euro area lending averages are likely to maintain a rapid credit expansion to households in 2005, at over 20%, while lending to businesses is expected to grow annually at around 9%. On the expenses side, the positive impact of the various should offset, to some extent, the likelihood of higher costs stemming from increased activity in SE Europe.

TABLE 1.4.1
BANKING INTERMEDIATION RATIOS* (%)

	Greece	Euro area
Mortgages / GDP	20.2	34.4
Consumer loans / GDP	11.3	16.1
Private financing / GDP	71.4	100.1
Mutual funds / GDP	19.4	41.3

*Estimates based on latest available data

Sources: Bank of Greece, National Statistical Service of Greece, ECB

CHAPTER 2

STRATEGY OF THE GROUP

STRATEGY OF THE GROUP

In 2004, the new management of National Bank of Greece set out to define the strengths and weaknesses of the Group relative to its competitors, and determine strategy accordingly. To this end, we published a business plan presenting clear and compelling goals for the Group for the next three years.

The business plan was the product of a complex process to which all of the Bank's senior staff contributed. The plan seeks to enable the various functions of NBG to work more as a team in the future, and to exploit synergies across the entire Group. A detailed schedule was drawn up for each business unit, which included financial and operational targets, strategic direction, enabling actions and time schedules.

Our mission

Our mission, as set out by the Board in its three-year business plan, is:

- to be the leading and most reputable financial institution in SE Europe, offering a superior service to our customers,
- to become the employer of choice to the benefit of our employees, and
- to deliver superior returns to our shareholders.

We will do this within an environment of the highest corporate governance and compliance standards and under a

Our aspiration for 2005-2007

Our aim for the next three years is to further strengthen our domestic leadership in all segments and become the leading international Group in SE Europe:

- offering customer-driven solutions,
- fully exploiting Group synergies and cross-selling potential,
- boosting accountability and efficiency, and
- gearing our portfolio towards higher value businesses.

The strategic priorities of the Group will focus on the following three broad objectives:

- Sustain strong revenue growth. To attain this objective NBG shall deepen its presence in markets displaying strong growth opportunities, particularly retail banking, lending to SMEs and asset management, and pursue further expansion in SE Europe.

  Retail banking is likely to continue to be the key growth driver for the Bank and the Group. Despite the rapid expansion experienced by the retail banking segment in recent years, the Greek market still offers substantial margins for growth. NBG shall strive to consolidate its leading position in the domestic market, offering segment-specific value propositions to better meet customer needs, leveraging its extensive customer franchise and broad deposit base to capture cross-selling opportunities, and boosting the commercial effectiveness of its large branch network.

  NBG shall endeavor to retain its commanding market share, particularly in the sight and savings deposit segments. Likewise, the Bank shall step up its marketing of investment products and transform the mix of its mutual fund portfolio toward higher value products. To achieve these goals, it shall employ investment strategies that are geared toward segment-specific customers.

  In the sphere of mortgage and consumer lending, NBG aims to reinforce its leading position by leveraging its broad customer franchise, enhancing sales through alternative distribution channels, and offering tailored product customers. In order to sustain strong growth and seize opportunities arising in the small business and professional segment, the Bank is launching: 1) a dedicated sales force that will operate at the regional level, and 2) tailored product packages to effectively meet the needs of specific categories of small businesses.

To realize these goals NBG must enhance the commercial potential of the network by setting out clear areas of responsibility, restructuring the branch network and streamlining procedures so as to reduce the back-office workload. The new productivity bonuses should improve motivation and performance across the network as well as the level of services offered.

In Corporate and Investment Banking, NBG shall strive to strengthen its profitability and position in the sector by boosting business per company, particularly in the sphere of its services offering (insurance, retail banking services to employees, etc.), in addition to its lending business.

The Bank shall also expand further its business with medium-sized corporates, which comprise a key component of Greek economic growth. It shall focus on business segments displaying strong growth prospects, and adjust the role of its relationship managers so as to target more carefully its high potential clients.

Likewise, in its business with large corporates and shipping, NBG aims to increase its share of customer wallet and cross-sell fee-based services and retail products.

Asset management is another source for revenue growth. Over the next three years, NBG shall strive to enhance its asset management business so as to become the leading player in the segment. It will develop increasingly sophisticated investment products and exploit all of the Group's distribution channels, including the Bank's branch network, Ethniki Insurance, and private banking. It shall focus on leveraging the Bank's large deposit franchise, capturing opportunities that arise in asset management for institutional investors pursuant to the changes in pension fund legislation, promoting an open architecture for mutual

Similarly, NBG can boost growth in its insurance business by exploiting effectively the Bank's deposit franchise. To this end, Ethniki Insurance drew up its own three-year business plan whose priorities include leveraging synergies with NBG, adjusting sales incentives for its insurance agents, and redesigning and enriching its product range. Furthermore, front and back office functions will be further automated in order to reduce operating costs and improve quality of services.

As the Greek market develops, the Group's international strategy is focusing on the fast growing region of SE Europe. NBG shall strive to become the leading international group of the region, deepening organic growth and profitability via expansion through acquisitions or seizing new opportunities in countries that present attractive prospects. It is important that this expansion also leads to a wider dispersion of credit risk.

In these countries, NBG aims to strengthen its leading position in both retail and corporate banking. It will boost its share of the retail banking market by broadening its offering of products and services on the basis of experience gained in the domestic market. Also, it will maximize the potential of alternative distribution channels and reinforce its depositor base through further expansion of the branch network.

NBG will modify its organization chart with a view to securing maximum support for its subsidiaries in SE Europe, harnessing effectively the existing infrastructures of the Bank and enhancing intra-Group synergies.

In growing its business at home and abroad, NBG places special emphasis on effective risk management. It will thus pursue growth within the context of the conservative credit controls already in place at the Bank.

- Optimize capital allocation. The Group will strive to boost its participation in high growth and profitability businesses consistent with its strategy to achieve higher returns, where NBG has the capabilities to compete successfully. The domestic market presents very attractive opportunities, and strengthen its leading role. Similarly, it shall endeavor to enhance its franchise in the broader region of SE Europe, particularly Romania, while business openings in Turkey are also being explored. The Group is also continuing to divest its portfolio of non-strategic holdings and lower value added businesses.

- Maximize operating efficiency by better capitalizing on its human capital and investing systematically in developing its full potential, thereby enhancing productivity and upgrading quality of services.

NBG's immediate plans include the design of a new human resources development program, which will improve and encourage functional and geographic mobility and expand existing performance-based compensation policies, as well as implement a more objective and differentiating approach to performance reviews. In 2004, for instance, the Bank implemented for the first time a performance bonus, rewarding productivity at branch level, as well as at the level of individual product teams. The Board of the Bank decided to increase the bonus for 2005, while it also aims to introduce the system to its staff in central administrative services.

Another key component of the Group's strategy is to achieve savings by streamlining administrative costs. Initiatives in this area include tight controls of demand for resources (excluding personnel) by introducing an improved management information system, setting out clear standards vis-à-vis procurement, evacuation and letting of buildings that do not serve our core business needs, transferring internal support functions to outside central Athens, and reconsidering the distribution and number of the Bank's network branches.

Regarding the Bank's IT infrastructure, its objective is to further advance automation of workflow and procedures so as to free up time in order to better serve the customer and remove remaining obstacles to the smooth flow of processes. Moreover, alternative modes of communication with its clientele will be enhanced (via telephone and email), and customer relationship management systems

All of these actions aim at enhancing core profitability and creating an organization whose structure meets the operational needs of an increasingly internationalized banking group.

As the business plan unrolls over the next three years, NBG aims to consistently achieve ROE levels above 20% per annum, growing its revenues by about 35% and its profitability by 70%. Of course, the degree to which these targets can be achieved depends also on the economic environment and in particular on the performance of the Greek economy and the level of competition.

CHAPTER 3

ACTIVITIES OF THE GROUP

3.1 RETAIL BANKING

National Bank of Greece is the number one lender to households and small businesses in Greece, improving the quality of life by offering the necessary liquidity for the acquisition of houses and the purchase of consumer goods.

2004 proved to be another high-performing year for retail banking. The lending balance grew by 30% over the course of the year, up from €10.5 billion to €13.7 billion. This amounted to 57% of total Group lending and was a key source of Group income and profitability.

Consumer credit

In 2004, we achieved substantial growth in consumer lending balances. A number of factors contributed to this growth: the Central Bank's decision to lift restrictions on consumer credit products, and the development of several new products, all of which served to meet changing customer needs. As a result, consumer credit at NBG grew by 37% in 2004, to €2.2 billion, while new disbursements reached €1.5 billion, up 48% on the previous year.

To enhance services to its customer base and leverage the new state of play in the liberalized consumer credit market, the Bank introduced a process of automatic step-ups in credit limits for existing customers with open-end loans, which has

DIAGRAM 3.1.1
NBG CONSUMER LOANS
(BALANCES AT YEAR END - € MILLIONS)


2 500
2 000
1 500
1 000
500
997
1 218
1 592
2 183

The previous year also saw the introduction of the Auto Fast Credit car loan application system, which automates the process for extending consumer loans activated by the Bank's business partners, thereby providing better and faster service to businesses and their customers. Likewise, the pioneering Cash for Credit product introduced in May 2004 was also well received by the market. It offers the opportunity to participating merchants to receive upfront payments of up to 100% of credits deriving from customer purchases made via the interest-free installment payment programs.

The Ethno-Holiday loan product was reintroduced in the summer of 2004 in the form of an open-end loan under the name "Open Ethno-Holiday", with a grace period of 4-7 months, leading to 59% growth y-o-y in the number of loans issued. This product was so successful that it compelled our competitors to follow suit.

In April 2004, a sales office was opened in Thessaloniki to promote sales to businesses in northern Greece. This is a strategically important move, in terms of the better service offered to business clientele and lending growth, as well as the benefits to be derived from staff training at the Bank's branches in the region.

Consumer credit is likely to be one of the highest performing lending segments in the years ahead. NBG is endeavoring to further strengthen its position in this market, and to this end is installing advanced sales tools for cross-selling capabilities, launching specialized product packages, and marketing products toward merchants by means of an ex-branch sales unit whose reach will extend well beyond the current distribution networks.

Credit cards

National Bank of Greece continued to grow its credit card activities dynamically, with the balance recording growth of 16%, totaling €1.4 billion. The number of new cards issued amounted to 237 000, while funds under management in the MasterCard and VISA portfolios grew by 15%. In 2004, flexible and competitive products were developed, with emphasis being placed on enhancing customer loyalty. In particular:

DIAGRAM 3.1.2
CREDIT CARDS
(BALANCES AT YEAR END - € MILLIONS)



2 000
1 400
1 200
1 000
800
600
400
200
0
780
1 030
1 221
1 417
2001
2002
2003
2004

DIAGRAM 3.1.3
NUMBER OF POS TERMINALS



2004
2003
2002
2001
57 000
50 000
45 000
33 000
0
10 000
20 000
30 000
40 000
50 000
60 000

DIAGRAM 3.1.4
TRANSACTION VOLUME (ACQUIRING)
(€ MILLIONS)



2004
2003
2002
2001
1 101
1 021
944
787
0
200
400
600
800
1 000
1 200

- The highly successful launch of co-branded credit cards with a large retail chain.
- The first Cash-Back program for cardholders was completed, which rewards cardholders who generate high volumes of transactions. This program increased loyalty and thus helped sustain the customer base, activate cards that were underused, and boost debit balances. Its success led to its reintroduction in the first months of 2005, with even more attractive terms.
- Programs were implemented to upgrade good customers' credit cards to gold cards, thus contributing to increased turnover and balances.
- Mass increases in credit limits were applied to cards on the basis of strict criteria vis-à-vis appropriate use and good credit standing.
- For the first time in the Greek market a "payment holiday" package was implemented, which gives the possibility to defer one monthly installment, with a response of over 25%.
- Further, the new direct installment prepayment product offered to NBG partner businesses recorded substantial growth, with 3 000 businesses joining and the value of prepaid transactions totaling €72 million.

As a result of these developments the level of transactions conducted via NBG partner businesses (which total around 85 000) amounted to €1.1 billion, up 8%.

In the years ahead, use of credit cards is forecast to increase further, gradually replacing the leading role of cash in daily transactions. The Bank has set targets to upgrade its credit card management systems, issue new and more versatile products, and leverage its broad customer base so as to boost sales to depositors who have yet to acquire an NBG credit card.

Mortgage lending

In 2004, the Bank's mortgage lending activities experienced record high growth in loan disbursements and loans outstanding. Housing loan disbursements grew by 45% to over €2.6 billion, compared with €1.8 billion in 2003. As a result of the substantial increase in disbursements, housing loans outstanding at the end of 2004 stood at €8.9 billion compared with €6.9 billion in 2003, up 28%.

It should be noted that in 2004 the Bank not only maintained its leading position in the housing credit market but also increased slightly its market share within a fast-growing and intensely competitive market. This strong performance is remarkable given the fact that the Bank has long since had the largest and oldest mortgage portfolio, derived from the National Mortgage Bank, and thus faces higher levels of loan repayment than its competitors.

The Bank offers a comprehensive range of mortgage products to meet customer needs. The "NBG Housing Loan-1 Privilege" mortgage product was particularly successful, comprising almost 50% of new mortgage lending in 2004. This success reflects the particularly low interest rate on the first year of repayment and the transparency of its pricing, as its interest rate is linked to the basic ECB rate. A significant contribution to mortgage lending was made by other categories of mortgage loans, such as the NBG Housing Loan "Privilege Plus", which offers borrowers a grace period of 6 to 24 months.

Substantial growth of 38% was recorded by the number of applications for housing loans, compared with 18% in 2003. This development was aided significantly by the efforts of the branch network to market the products and attract new customers.

Virtually half of new housing credit disbursements concerns the purchase of new homes ready for occupation, while around 29% concerns home improvements or repairs. Another 19% is aimed at the construction or completion of a new home. Therefore, around 97% of new mortgages concerns residential property while the remaining 3% is for commercial property. Mortgages for a first home (purchase, construction, completion, improvements) amount to approximately 76% of total new mortgages.

The Bank's key objective in 2005 with regard to its mortgage lending activities is to streamline its loan issuing procedures by means of new systems designed to evaluate applicants' creditworthiness, and to offer versatile products that meet the needs of the market. At the same time, emphasis is being placed on leveraging the key comparative advantage of the

DIAGRAM 3.1.5
NBG MORTGAGE LOANS
(NEW DISBURSEMENTS - € MILLIONS)



3 000
2 500
2 000
1 500
1 000
500
0
1 224
1 338
1 802
2 607
2001
2002
2003
2004

DIAGRAM 3.1.6
NBG MORTGAGE LOANS
(BALANCES AT YEAR END - € MILLIONS)



10 000
8 000
6 000
4 000
2 000
0
4 614
5 640
6 907
8 853
2001
2002
2003
2004

DIAGRAM 3.1.7
LENDING TO SMALL BUSINESSES
(TURNOVER UP TO €1 MILLION)


1 400
1 200
1 000
800
600
400
200
0
503
829
1 156
2002
2003
2004

DIAGRAM 3.2.1
BREAKDOWN OF NBG's BUSINESS LENDING PORTFOLIO (2004)


SHIPPING
8.6%
PUBLIC SECTOR
16.7%
SMEs
32.8%
LARGE
CORPORATES
41.9%

alternative delivery channels via construction companies, and real estate and insurance agents.

Lending to professionals and small businesses

Lending to professionals and small businesses proved to be one of the best performing segments of the loan book. In 2004, NBG broadened its customer base to 8 700 new customers (up 20%), while rapid growth (39%) was seen in loans outstanding to small businesses (€1 156 million in 2004 compared with €829 million in 2003).

The Bank launched a number of attractive new financing products designed to cater for specific types of professional needs, such as replacement of vehicles and acquisition of taxi permits, private evening schools and nursery schools. At the same time, the ceiling on financing per borrower was raised from €50K to €100K, via the Open Professional Plan, our frontline professional credit product. Likewise, customers were encouraged to make full use of their maximum borrowing limits so as to achieve a sustained increase in the take-up of approved credit.

In addition, special mobile sales banking advisory teams have been set up to work alongside the branch network and retail banking staff so as to better promote professional lending products (specifically, the Open Professional Plan) and to boost cross-selling potential.

3.2 BUSINESS LENDING

Business lending plays a key role in NBG's business strategy. The Bank intends to maintain its leading position in this sector by offering cutting-edge products and services that meet effectively the needs of today's companies. Furthermore, it seeks to derive the greater part of its business from current customers. At the end of 2004, the Bank's business lending portfolio had grown by 10% to €10.4 billion from €9.5 billion at the end of 2003.

Corporate lending

In its corporate lending policy, NBG focused on promoting a

of products and services to corporations and their employees. In its business with large corporations, particularly in the private sector, NBG harnessed its Group synergies in order to promote cross-selling and thereby leverage its customer base and boost revenue per client. This strategy had a very positive impact on the volume of sales across the Group (such as in leasing, factoring, insurance, retail banking, and asset management) and by extension on the overall profitability of the Bank.

In 2004, the year of the Athens Olympic Games, demand for corporate loans increased. The bulk of the increased credit was taken up by commercial enterprises, and the tourism sector.

Likewise, the Bank made concerted efforts to upgrade services, offering tailor-made solutions to complex financing requests from its customers, as well as support for investment initiatives in the new but fast-growing renewable energy sector.

The Bank intends to further develop relationships with large, outgoing businesses in dynamic sectors such as energy, metals, construction materials, chemicals and health services.

Lending to medium-sized businesses

In 2004, as in the previous two-year period, growth in lending to medium-sized enterprises was substantially higher than growth in lending to other business categories, up 22%. Loan balances increased to €3.2 billion from €2.6 billion in 2003. This rise reflects a change in philosophy, where customers today are offered comprehensive packages of services instead of single-dimension lending products.

The increase in lending balances went hand-in-hand with an exceptionally low percentage of doubtful debt due to our careful credit approval procedures, which were improved with the adoption, from the beginning of 2004, of a new upgraded credit rating model (Moody's Risk Advisor) for evaluating companies' credit standing.

the relationship managers - the link between businesses and the Bank - is being redesigned so that they can cross-sell the entire range of bank products and undertake all-round management of the customer's account. We are also planning the appointment of additional regional relationship managers in order to more effectively serve existing and potential customers, and develop and promote specialized packages of products aimed at the smaller customers of this category.

Shipping credit

Shipping credit in 2004 focused on retaining existing customers while also striving to attract new clients. At the end of 2004, the number of ships under finance stood at 203, while loans outstanding by vessel category were 38.7% tankers, 23.8% bulk carriers, 11.7% container transporters, 16.3% ferries (Greek and international), and 9.4% others.

In 2004, we succeeded in arranging financing for the building of 9 new ships, totaling US$225 million. This business should ensure that NBG stays at the top of the league of Greek banks, in which it holds fourth position internationally with regard to the financing of Greek-owned vessels.

In 2005, with demand remaining strong due to the fast growth of the Chinese economy and the ongoing upturn in the US economic performance, the shipping sector is expected to post a good year. The Group will continue its efficient management and monitoring of the shipping portfolio while endeavoring to increase the number of its customers and the range of its collaboration with customers in other operations. Furthermore, NBG aims at further developing its operations in syndicated loans. Looking forward, in view of the cyclical nature of shipping markets, we are particularly concerned to ensure optimum portfolio quality and achieve performance in line with risk undertaken.

3.3 ASSET MANAGEMENT

NBG's strong core deposit base is one of its key competitive advantages, enabling it to leverage its cross-selling potential and increase business across various segments. Total funds amounted to €44.5 billion, up 5.8%, growth that was in line with overall economic activity. Today the Group offers a broad spectrum of deposit and investment products that ensure quality of service for a range of risk appetites and time horizons and enhanced customer satisfaction.

Deposits – Investment products

Despite increased demand for alternative, more complex forms of investment, Group customer deposits grew by 4.9% in 2004 to €37.2 billion. All deposit categories posted increases, with the exception of time deposits, which declined by 7.4% over the year.

The Group's core deposits (sight and savings) presented the fastest growth, 7.7%, corresponding to 77.1% of total deposits at the end of 2004 (DIAGRAM 3.3.1). Specifically, savings deposits grew by 6.2%, while sight deposits grew by 16.3%.

The growth in deposits, particularly time and sight deposits, constitutes a major competitive advantage for NBG, since this secures future growth in lending without resorting to the high-cost interbank market. It is worth pointing out that the loans-to-deposits ratio at Group level, at the end of 2004, stood at 67%, compared with over 100% for its main competitors.

New products that were designed and marketed in 2004 included the following:

- Monthly issues of "capital plus" investment products. These are capital-guaranteed deposit/investment products offering potentially superior returns usually linked to specific financial indices. Altogether 10 new series (22 products) were issued, generating €981 million.
- Reintroduction of the Salary-Plus investment product. This is a privileged deposit account that is available with a rising interest rate, depending on the size of the deposit, from the first euro invested, in contrast to other products, and is accompanied by a whole range of credit products, including mortgages, consumer loans, overdraft facilities, credit cards, plus various transaction benefits.

DIAGRAM 3.3.1
BREAKDOWN OF NBG GROUP DEPOSITS (2004)


REPOS
5.8%
SIGHT
12.0%
TIME AND
OTHER
17.1%
SAVINGS
65.1%

DIAGRAM 3.3.2
MUTUAL FUNDS: MARKET SHARE


%
30
25
20
15
10
5
0
15.8%
16.7%
25.3%
27.1%
2001
2002
2003
2004

Mutual funds

The Group's MF arm, Diethniki SA, pursued for a second consecutive year its positive course, increasing its market share by 10.4 percentage points between December 2002 and December 2004. Specifically, in 2004 the company boosted its market share to 27.1% from 25.3% in 2003 (DIAGRAM 3.3.2).

At 31 December 2004, total assets under management exceeded €8.5 billion, up 11% on the previous year, compared with a 4% increase across the market as a whole. At the same time, Delos brand MFs (excluding money market MFs), grew by 19.5%, compared with an 11% growth for the market as a whole, demonstrating the gradual shift in sales to higher-yield MFs.

In 2004, the Group expanded further the range of mutual funds on offer. Today, it runs a total of 35 Delos and NBG SICAV funds, thereby providing investors with a broad choice of products in both the Greek and leading international and emerging markets. Similarly, 2004 saw the launch of a new series of NBG International Funds and NBG SICAV Synesis Funds for the wider public, developed by the Group in Luxembourg. These products include a wide range of modern investment vehicles, such as capital protected funds and a fund of funds, which comprise a new generation of MF products in Greece.

The Group also expanded further its activity in management of pension fund reserves, launching a pioneering MF, Delos Supplementary Pension. This is a cutting-edge investment vehicle that was originally designed for a specific Supplementary Pension Fund. The NBG Group today operates 4 pension-oriented MFs, while it manages directly part of the reserves of two of the largest pension funds in Greece: IKA-TEAM and TAP-OTE.

All of these actions accompanied a series of strategic moves related to the Group's drive to penetrate overseas markets in the fund management, pension fund management, money market and other investment product segments. Specifically:

- In Bulgaria, in March 2004, the Group launched a new company, UBB Asset Management, thereby expanding the

offered the first mutual fund in the country, UBB Balanced Fund, through the branches of UBB.
- In the Former Yugoslav Republic of Macedonia, the Group, via its subsidiary Stopanska Bank, won a competition to set up a pension fund in line with European insurance scheme standards.
- In Cyprus, Delos MFs were marketed via NBG Cyprus branches. Similarly, jointly with Ethniki Insurance (Cyprus), the Group is promoting its unit-linked products NBG Synesis Funds – SICAV.

Also, Diethniki designed special portfolios focusing on Delos and NBG SICAV mutual funds that vary according to key parameters such as returns and volatility so as to better meet the needs of individual investor profiles. Lastly, in 2004 the Bank provided training for its branch staff on MF sales methods in line with the needs, objectives and general profile of investors.

All of these actions aim at enhancing the quality of investment products on offer as part of the Group's strategy to provide integrated investment solutions and services, so that the Group can enhance profitability and target more effectively the diverse investment preferences of each individual customer.

Private banking

Our private banking services provide top class services to high net worth customers through our dedicated private banking units in Athens, Thessaloniki and London.

Our private banking business grew at a rapid pace last year, with funds under management more than doubling to €1 285 million at the end of 2004 compared with €629 million in 2003. This very substantial growth reflects successful leverage of the Bank's customer base, of high net worth customers, to whom it offers integrated services and superior yielding forms of investment.

In 2004, private banking completed and enhanced its operational infrastructure. Developments in this area included:

facile management of each customer's accounts irrespective of the type and number of investment products involved.

- The launch of another computer application that enables customers to access their investment portfolios via the internet.

In line with NBG's three-year business plan, private banking will open up three new units in key cities around the country.

3.4. INVESTMENT BANKING

Investment banking is another sector in which the Group has enjoyed remarkable success, both with regard to the sophistication and diversity of products available and the quality of the services on offer.

Treasury activities

Our Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets, and market-traded and OTC financial derivatives. We supply our branch network with value-added deposit products, and our client base includes institutionals, large corporations, insurance funds and big private-sector investors.

Building on experience and expertise, NBG has made very substantial advances in its investment banking operations. In 2004, according to Bank of Greece data, NBG ranked first among 19 primary dealers in government bonds traded through the Electronic Secondary Securities Market for the fourth year in succession.

National Bank has been the leading player in the creation of the domestic derivatives market. It also participates as a general clearing member in the Frankfurt-based Eurex derivatives exchange, the largest of its kind in the world, which requires extremely high standards regarding technical infrastructure and executive training.

The Group is also a primary interbank dealer on the European level, acting as the principal dealer in liquidity between participate in the ECB's Money and Liquidity Working Group, which monitors the liquidity situation in the European interbank market. Furthermore, the Bank remains the country's number one forex player: for the third consecutive year it held first place among Greek banks in forex dealing, according to Global Finance.

Last, in the interbank market for Greek government bond repos, NBG maintains a dynamic profile on the European level. It is also the only Greek bank to participate on the EUREPO panel, which determines official rates for euro area bond repos.

Brokerage

In 2004, the Greek stock market experienced significant growth, with the general index rising at a faster pace than its peers in Europe (23%). This reflected the improved macroeconomic environment and the Athens Olympic Games, as well as the recovery in the banking sector and improved fundamentals at most large-cap corporations, thus attracting international institutional investors to the Greek market.

The NBG Group grew marginally its market share of equity trading to 12%, from 11.5% in 2003, due to the increased interest shown by all categories of customers, particularly domestic and foreign institutionals.

Committed to our efforts to meet customer needs and broaden the range of investment options on offer, we continued to market successfully various investment services, including Cosmos (transactions in international markets), and Margin Account trading (purchasing share on credit, the sale of derivatives, on-line trading). It is worth noting that revenues from these services accounted for 8.2% of total revenue from brokerage business. In 2004, the Group also launched transactions in foreign derivatives, as part of its drive to expand into new financial products.

Capital market operations and consulting services

The number of initial public offerings declined by almost half

Greek capital market, as important changes were made to the legal framework governing its operation. The new Athens Exchange Regulations, introduced in June 2004, systematized and integrated current legislation and put stricter criteria in place for new listings, while the Capital Market Commission also made a number of similar changes.

Conditions in the stock market did not favor small and medium-cap businesses, thus discouraging many companies from launching IPOs, while the Government also did not go ahead with any major flotations. A total of 9 offerings took place compared with 16 in the previous year, with the level of risk undertaken dropping by 87%. The Group participated as coordinator, lead manager or underwriter in 8 of the 9 offerings, which involved companies on the Main, Parallel and New Stock Exchanges.

Specifically, the Group acted as:

- Coordinator, lead manager and book-builder in the offering of Elinoil SA.
- Lead manager in the offering of Intramet SA.

It also acted as underwriter in the offerings of six other companies.

In the sphere of debt issues, the Group participated as lead manager in a number of major bond issues in 2004:

- Global issue of a 10-year Hellenic Republic benchmark bond amounting to €5 billion.
- Global subordinated debt bond issue (Lower Tier II) for Emporiki Bank amounting to €350 million.
- Global subordinated debt bond issue (Lower Tier II) for Agricultural Bank amounting to €200 million.

Our provision of consulting services to the Greek public sector continued at a brisk pace, principally in the area of major ongoing and upcoming infrastructure projects via concession agreements (e.g. the Thessaloniki submarine road artery, the Maliakos-Kleidi section of the Patras-Athens-Thessaloniki highway, and other concession consortia for Greek

In 2004, the Group continued to provide consulting services to a private construction group in Romania. Furthermore, NBG worked alongside a technical and legal consultant to provide financial advisory services to a public sector company whose activity concerns the announcement of an international tender for setting up the first goods-in-transit center in the country (3P Logistics Center). It is also participating in a competition for the selection of a financial advisor to set up new natural gas transmission companies in three locations in Greece.

Venture capital

Over the past five years, the Group has developed venture capital activity in Greece and the wider region of SE Europe. The key developments of 2004 were as follows:

- NBG Emerging Europe Fund LP, launched in 2002 (with capital of €30 million), realized a successful liquidation of an investment, reaping significant returns on its invested capital.
- In June 2004, NBG Emerging Europe Fund LP (with capital of €15 million) finalized its largest investment to date, participating in a global consortium that acquired 65% of Bulgarian Telekom (BTC) during its privatization process, for €280 million. In January 2005, BTC was floated on the Sofia stock exchange.

A new fund, NBG Greek Private Equity Fund LP (with capital of €20 million), was set up with a view to investing in emerging and mature companies in Greece and abroad. Besides taking up minority positions in developing companies, the investment strategy of the new portfolio focuses on acquiring holdings, whether minority or majority, in listed and non-listed companies via the purchase of existing stock, in collaboration with the management of these companies or other strategic investors. The portfolio also looks to acquisition of businesses via loan capital or other forms of company restructuring.

Custodian services

The NBG Group is at the forefront of developments in

framework is currently undergoing changes), and it participates actively in the forums shaping the immediate business environment in Europe.

By centralizing the business and operational functions of its custodian services, NBG is steadily strengthening the competitiveness of its products and services, thereby maintaining its lead place in the domestic market. Also, for the second consecutive year, Global Finance ranked it the number one custodian in Greece for foreign investors. Today the Bank has a 70% market share in servicing the new US Direct Deposit product involving automatic cross-border electronic pension payments by the US government to beneficiaries living in Greece.

3.5 INTERNATIONAL ACTIVITIES

The Group's international activities constitute the second most important source of its growth. The NBG Group is active in 12 countries outside Greece via 290 banking units, with branches, representative offices and banking subsidiaries employing a total of 5 719 individuals.

In recent years, NBG's international strategy aims at consolidating the Group's presence in the region of SE Europe via organic growth and acquisitions. In 2004, the pre-tax profits stemming from the Group's activities in SE Europe grew substantially, by 32% to €58 million compared with €44 million in 2003, representing 8.5% of total Group profitability. Accordingly, total loans increased by 37%, i.e. double the growth rate of the domestic market, or 5% of the Group's total lending volume.

Our strategy abroad focuses on retaining and consolidating our presence in promising markets and reducing the number of units in areas with limited growth prospects, or even withdrawing from areas where there is no obvious advantage to be gained from maintaining a presence. The Group's effort to rationalize its presence in Western Europe and cut down on operating costs is reflected in our decision to close down our branches in Paris, Frankfurt and Amsterdam, and downsize the London branch by focusing its business on hand, the Group's presence in SE Europe was enhanced and the units restructured wherever this was deemed necessary.

In 2004, NBG acquired a 10% holding in UBB (Bulgaria), increasing its participation from 89.9% to 99.9%. In our ongoing effort to optimize network performance, UBB suspended the operation of one unit and opened nine new units in Sofia and other cities of Bulgaria. Moreover, new housing credit and credit card products were launched reinforcing the Bank's position in the market. As regards business credit, UBB posted growth of 19.5% on the previous year, while in retail loans growth climbed to 92%. Deposits also pursued an upward course, growing by 19.1%. UBB's pre-tax profits totaled €45 million in 2004, increasing by 13.4% compared with 2003. Interlease, a subsidiary of the Group in Bulgaria that holds a leading position in the leasing market, tripled the volume of new leasing contracts over the course of the year, posting pre-tax profits of €3.2 million, up by 101%.

Banca Romaneasca, NBG's Romanian subsidiary - NBG's participation currently stands at 90.9% - increased pre-tax profits by 68% to €6.9 million in 2004. Banca Romaneasca opened three new units, and launched new, mainly consumer, products. In 2005, the bank plans to add a further 20 units to the 28 currently in operation. In the meantime, ETEBA Romania S.A. boosted its presence in the local stock market, more than doubling its transaction turnover and commissions on broking.

In 2004, Stopanska Banka posted remarkable growth in total lending volumes, and a substantial increase in retail banking with the market share climbing to 35% from 27% in 2003. As regards product development, new retail banking products, such as the first co-branded credit card in the country and new Internet banking services were launched. In addition, within the context of its network restructuring, 4 units suspended operations.

In Serbia and Montenegro, three new branches opened in 2004 raising the total number of the Group's units in this geographical segment to 15. The network proved to be particularly effective in growing its retail banking operations, boosting the Group's market share to 6.1%. Similarly, the Group consolidated its presence in Albania. The branch network in Albania was expanded with the opening of two new units, while the market share in retail banking posted remarkable growth of 13.3% compared with 8.5% in 2003.

In 2004, Atlantic Bank of New York (ABNY) successfully consolidated its presence within the highly competitive US market, posting substantial growth in corporate banking, and at the same time reducing operating costs and restructuring its branch network. ABNY's pre-tax profits amounted to US$58.5 million, up 28%.

3.6 OTHER ACTIVITIES OF THE GROUP

Alongside its core activities in banking the NBG Group holds a leading position in the insurance sector and maintains a dynamic presence in the real estate and hotel services sectors via its specialized companies.

Insurance

In 2004, the Group ranked first in the Greek insurance sector offering a full range of retail and business-to-business products via its subsidiary, Ethniki Hellenic General Insurance SA. These products provide insurance cover for a broad range of risks including life, health, pension, fire, automobile, pleasure craft, ship and aircraft, and cargo insurance.

TABLE 3.6.1
ETHNIKI HELLENIC GENERAL INSURANCE SA - FINANCIALS

(€ millions)	2004	2003	± %
Total assets	1 633	1 590	+2.7
Equity	276	272	+1.5
Profit before tax	12	15	-20.0

These insurance products are marketed via a network of 50 branches, 124 sales offices and 925 partner insurance agencies, as well as the NBG branch network (bancassurance). Notably, 97% of the total housing loans granted in 2004 was accompanied by property insurance policies of Ethniki Insurance.

In Greece, the company holds first place in the insurance sector (market shares of 15.7% in non-life and 14.1% in life).

In 2004, total insurance premium production declined by 2.6% to €595 million, compared with €611 million in the previous year. This reduction reflects accounting adjustments pursuant to the impending implementation of International production would have posted an increase of 2.2%. The net pre-tax profits of Ethniki Insurance totaled €12 million compared with €15 million in 2003, down by 20%. The 2004 results include the compensation paid to employees that retired within the framework of the voluntary early retirement package (€14.6 million), as well as increased provisions for previous years' bad debts (€7.4 million), without which pre-tax profits would have been up by 100%. Growth in investment earnings (9.7%) also had a positive impact on the final results.

Furthermore, in 2004 Ethniki Insurance increased its share capital by €100.4 million via capitalization of gains arising from the adjustment in the previous year of the value of its real estate, pursuant to the provisions of Law 3229/2004.

Laying emphasis on retail sales in 2004, Ethniki Insurance designed and launched the following new products:

- In the life insurance sector a new hospital insurance scheme was introduced, providing for a Hospital and Surgery allowance along with hospital care benefits in public hospitals, which is especially important for customers in semi-urban and rural areas where private hospitals are few.
- Again in the life insurance sector, there is now an option for separate Personal Accident insurance without requiring a basic life insurance policy.
- The company issued new automated insurance packages for small businesses, widely available and offering significant and competitive benefits.

In addition, cooperation between NBG branches and Ethniki Insurance has broadened, as NBG housing loans are accompanied by three insurance products that provide significant benefits to the borrower:

- Insurance for protection of buildings against fire, which is obliged to cover the construction cost of the home.
- Insurance coverage for the home's contents.
- Life insurance covering loan repayment in the event of death or permanent total disability of the home loan borrower.

The company's reorganization program was reflected in the successful voluntary early retirement program that took place in 2004. As a result, within the first quarter of 2005 over 220

Insurance, paving the way for a more flexible and efficient organizational structure. The branches of the company have also undergone broad restructuring, while services provided by its insurance network will steadily improve, focusing on customer satisfaction and tapping NBG's large customer base.

Finally, it is expected that the new building on Syngrou Avenue, due to house Ethniki Insurance in 2005, will boost the efficiency and the dynamism of the company.

Real estate and general warehouses

NBG Group is active in the real estate sector via the parent company Ethniki Kefalaiou SA and National Real Estate, as well as via the Bank itself.
Ethniki Kefalaiou SA focuses principally on:

1. Sale of real estate, mechanical equipment and other chattel belonging mainly to NBG.
2. Management and liquidation of businesses and other assets belonging to NBG.

Property sales carried out by Ethniki Kefalaiou generated a profit of €12.6 million, compared with €2 million in the previous year. The accounting value of the company's remaining real estate (currently 70 properties) following the adjustment performed as per the latest legislation amounted to €31.3 million. Furthermore, in 2004, NBG posted total profit of approximately €30 million from non-core property leasing and sales, i.e. down by 23.5% on the previous year.

The Group boosted significantly its storage capacity via National Real Estate through the use of the new, modern storage facilities at Magoula, Attica, as well as the complex in Sindos, Thessaloniki. Thus, indoor storage facilities total 126 800 square meters and outdoor storage facilities 325 000 square meters.

TABLE 3.6.2
NATIONAL REAL ESTATE - FINANCIALS

(€ millions)	2004	2003	± %
Total assets	327	336	-2.8
Equity	322	322	-
Profit before tax	4	11	-63.6

Hotel Business

The NBG Group is also active in the tourism sector chiefly via Astir Palace Vouliagmenis SA, which operates a complex of three hotels (Arion, Nafsika and Afrodite).

Following completion of the full renovation of the Arion and

TABLE 3.6.3
ASTIR PALACE VOULIAGMENIS - FINANCIALS

(€ millions)	2004	2003	± %
Total assets	187	158	+18.1
Equity	151	151	-
Profit before tax	1	0	-

complex now operates in line with international services and safety standards for luxury hotels. Thus, the Astir Hotel complex, with all of these improvements, the luxurious facilities, the conference infrastructure and equipment, and its highly experienced and well-trained staff, ranks among the best luxury hotels in the region.

It is worth noting that during the Olympic Games, the Astir Hotel complex hosted several VIPs, attracting very favorable comments.

Given these favorable developments, the Group is motivated to further develop and improve the complex in an effort to establish it as one of the most desirable tourist destinations of the Mediterranean. A research on the strategic options of the company is currently underway.

IT services

Ethnodata and its subsidiary Ethnoplan provide IT services to National Bank of Greece and other companies of the Group.

Ethnodata also provides technical support to various Group functions, such as the Dealing Room, NCS (Custody), Ethnokarta and others, and has developed various applications for a number of NBG units. Moreover, in its capacity as an NBG sub-contractor, Ethnodata processes the payments of various pension funds and offers training services to the Bank. Ethnoplan also provides services to non-Group parties. Thus, in 2004, 52% of the company's revenues stemmed from the Group and 48% from other customers.

3.7 STRATEGY FOR OPERATIONAL UPGRADING

In 2004, our efforts to reduce operating costs and congestion at the branch level and to boost sales continued to improve.

Branch network

At 31 December 2004, NBG's domestic network totaled 590 branches, of which 227 were full-banking units and 363 retail banking units. Furthermore, banking transactions were

DIAGRAM 3.7.1
PERCENTAGE CHANGE IN BRANCH NETWORK BUSINESS (2004/2003)


%
70
60
50
40
30
20
10
0
32%
41%
45%
65%
NEW ENTRANTS IN MUTUAL FUNDS
SMALL BUSINESS LENDING
NEW MORTGAGE LOAN DISBURSEMENTS
CONSUMER LENDING

4 mobile bank units, 5 bureaux de change, and 17 branch annexes, as well as 11 special units (9 non-performing loan units, 1 custodian unit for institutional investors, and 1 private banking unit).

As a result of the geographical restructuring of the branch network, which continued during 2004, 11 new units opened and 9 were merged, while various other units were relocated or restructured. In 2005, emphasis will be placed on mergers and relocations, as well as on selective opening of new branches.

Partly due to the voluntary retirement program, the average number of employees per branch declined to approximately 14 compared with 16 at the end of 2003. However, as a result of the technological and organizational upgrading and systematic staff training and incentive programs, branch staff productivity improved. Thus, the average number of daily transactions at our branches increased by 13%.

The domestic branch network contributed significantly to business growth, particularly in retail banking. For instance, consumer loans outstanding issued via the network grew by 65%, while new housing loans grew by 45%. Corporate and professional credit also posted substantial growth (DIAGRAM 3.7.1).

Alternative distribution channels

NBG has consistently endeavored to deliver superior service through the development of alternative channels in a concerted effort to provide fast and secure services on a 24/7 basis and to reduce operating costs.

In this context, NBG's Internet Banking was upgraded with the introduction of a number of new services (e.g. payments into NBG accounts, standing orders at preset dates, detailed information on companies' daily receipts, on-line information on Athens Exchange trading, etc.), while transactions via mobile phones using i-mode technology were launched. As a result, in 2004, users of Internet Banking increased by 62% to over 80 000, carrying out over 5.3 million transactions totaling €8.9 billion. Furthermore, in view of NBG's endeavor

Banking via ATMs has also grown (DIAGRAM 3.7.2), and a number of new services have become available (e.g. deposit of banknotes on-line, cash payment of NBG-credit card dues, OTE payments). In order to support these functions, NBG is currently running an extensive program to replace existing ATMs with more advanced models.

At the end of 2004, the Bank's ATM network included 1 316 units. It is the largest network in Greece, representing approximately 23% of total domestic ATMs. Also, the number of Ethnocash cards issued during 2004 surpassed 350 000, increasing the total number of active cards in use to 1.9 million.

In the context of the Bank's ongoing efforts to enhance transaction safety and minimize operating risk, card activity is monitored on a daily basis via special software designed to detect disputed transactions and to address the instances of electronic fraud.

Technological upgrade

In 2004, investment in electronic data-processing infrastructure covered the following areas:

- Development of on-line applications to support sales through branches, such as the IRIS multi-currency deposit system, new stock exchange product software, and the new EDP system for management of claims against businesses.

- Replacement of 1st and 2nd generation ATMs with technologically more advanced models. In the first phase, 184 ATM units out of a total 600 were replaced, while the entire replacement project is scheduled to take two years.

- Organization and technical support of the Bank's branches in SE Europe where the current small networks are expanding and enriching the range of services offered (e.g. debit card issuance and installation of local clearing system in Serbia, and implementation of "Know your customer" at the branch in Bulgaria).

DIAGRAM 3.7.2
TRANSACTIONS VIA ATM
(€ MILLIONS)



80
70
60
50
40
30
20
10
0
64
67
69
74
2001
2002
2003
2004

TABLE 3.7.1
CAPITAL INVESTMENTS

(€ millions)	2004	2003	2002
Computer hardware	11.4	8.9	12.2
Software	6.5	8.4	11.9
Reorganization	4.9	2.6	4.8
Telecom	1.3	1.4	1.2
Total	24.1	21.3	30.1

3.8 PERSONNEL

National Bank is committed to a policy of rational management of its human resources. This is reflected by its ongoing concern to enable its staff to evolve within the organization and develop its professional skills, and to allocate personnel appropriately to posts.

As part of NBG's new corporate culture, efforts were made in 2004 to upgrade staff skills and to develop staff techniques that aim at enhancing customer communication and service, and thereby improve marketing of the Bank's products and services.

Within this context and in order to reward the staff's contribution to the Bank's results, a productivity bonus scheme was implemented for the first time in 2004. This scheme evaluates the branch network productivity on the basis of 17 different targets. Management wishes to improve this scheme by focusing on profitability rather than sales targets, and extend it to all personnel. For example, targets for cost level and commissions are already included in the 2005 bonus scheme.

Staff training focused mainly on marketing of retail banking products, development of sales skills, internal (administration units) and external (network) customer quality service, P/C software training and preparation of Olympic Branches' staff for safe banking transactions during the Olympic Games. To this effect, 889 in-house seminars were organized with a total of 11 113 attendances, while NBG sponsored the participation of 1 107 participants in seminars and conferences organized by other bodies (DIAGRAM 3.8.1).

Furthermore, NBG sponsored 67 participations in postgraduate and long-term vocational training programs and 1 291 participations in foreign language training. Special emphasis was placed on the training of international staff (in Serbia & Montenegro, Albania, and Romania) through 37 basic training and bank operations seminars with more than 500 attendances. The overall cost of these training programs in 2004 was €3.3 million.

DIAGRAM 3.8.1
TRAINING: PARTICIPATION BY SECTION (2004)


GENERAL & PC TRAINING 19%
BASIC TRAINING (NEWLY-HIRED) 18%
FINANCIAL TRAINING 3%
MANAGERIAL TRAINING 6%
COMMERCIAL TRAINING 14%
BANKING

2003, while 1 814 employees retired, 1 511 via the voluntary retirement program. Following another competition held in 2004, 452 new employees will enter our branch network during 2005 with a mission to focus on sales.

At 31 December 2004, the Bank's staff totaled 13 234, of whom 532 are at our international units, compared with 14 631 a year previously. At the end of 2004, the total number of Group employees was 19 189 compared with 20 752 at the end of the previous year (DIAGRAM 3.8.2).

3.9 THE BANK AND THE COMMUNITY

NBG has a long record of lending support to cultural activities and participating in arts-related and history-related events. The Bank's sponsorships during 2004 totaled €4.8 million, covering a wide range of activities, including:

- Culture - arts: support for performances, concerts and opera events, the visual arts, exhibitions, and dance festivals.
- History – cultural heritage: sponsorship of monument conservation and restoration, studies, and special publications.
- Science – research – education: sponsorship of awards, scholarships and research. Support for scientific work, mainly conferences covering a wide range of sciences (medicine, law, philosophy etc.).
- Economy: support for the organization of conferences and other events of investment and financial interest.
- Sports: sponsorship of the Weight-Lifting Federation, the Rhythmic Gymnastics Team, and athletes participating in the 2004 Olympic and Paralympic Games.
- The community: assistance in the work of organizations dealing with social problems – support for groups with special needs.

During 2004, publications of NBG and its related bodies (Cultural Foundation, Historical Archive) and by other publishers were distributed to various libraries, while electronic equipment was granted to educational, social, missionary and environmental institutions. Furthermore, the Bank's branches facilitated the distribution of printed material

DIAGRAM 3.8.2
NUMBER OF EMPLOYEES



25 000
20 000
15 000
10 000
5 000
0
21 332
15 194
21 146
14 707
20 752
14 631
19 189
13 234
2001
2002
2003
2004
NBG
GROUP

exhibitions organized by various bodies outside Athens, such as the Rhodes Museum of Modern Art and the Averof Gallery in Metsovo.

In its effort to maintain the Bank's historical profile, NBG's Historical Archive upgraded and completed its electronic applications and set up an internet site so as to facilitate research and disseminate knowledge. During the past year, hundreds of researchers visited its facilities, while groups of students and the public were guided through the premises. Furthermore, the Historical Archive prepared its first periodical exhibition on the history of the Greek banknote, due to open at the beginning of 2005.

The NBG Cultural Foundation (MIET) continued its publishing activities, releasing 14 new titles and reprinting another 14. In the sphere of culture, it held 9 art exhibitions in Athens, Thessaloniki and other Greek cities, such as "Yiannis Tsarouhis: Painting and Theater, Parallel Paths", a retrospective organized along with the Yiannis Tsarouhis Foundation at MIET's Cultural Center in Patras. At the Greek Cartography Archive's premises the "Navigating the Aegean Sea" exhibition continued with great success, visited by numerous students, while it also organized the exhibition "Maps of the Venetian Republic and the Greek Region by Venetian Cartographers" jointly with the Museo della Bonifica de San Dona di Piave and the Istituto Italiano.

The Palaeographical Archive of MIET organized various palaeography and scientific expeditions in Greece and abroad as part of international research programs, while the Paper Conservation Laboratory of MIET undertook to preserve books of MIET's collection, as well as old printed books from a private collection, and it organized the presentation of the Museum Plus electronic program. Furthermore, as trustee of the "Alexis Minotis Bequest in Memory of Katina Paxinou", the Foundation awarded scholarships for theater studies in Greece and abroad. Lastly, in December its internet site (www.miet.gr) was completed and linked to the web.

3.10 THE BANK AND THE ENVIRONMENT

policy constitutes a cornerstone of decent corporate behavior and contributes to sustainable growth. In 2004, NBG's environmental initiatives were organized under an integrated and documented Environmental Policy Management System based on ISO 14001. This system complies with the terms of the FTSE4 Good Europe index and has been incorporated in the new corporate profile of the Bank.

The system aims at reducing the environmental impact of the Bank's business activities and operations in general and at enhancing its environmental performance. For instance, programs have been set up to save energy, reduce air pollution, rationalize professional transportation, and effectively manage paper and solid waste. The program also applies environmental criteria in procurements, as well as analyzing and assessing the environmental risks that may be involved in its financing operations.

In addition, for yet another year NBG provided support to the activities of other organizations working for viable growth and the environment. As part of these efforts it sponsored "Gaia Centre – Goulandris Natural History Museum" and the "Hellenic Association for the Protection of Nature" in a series of environmental training programs. Furthermore, the Bank supports initiatives by the "Hellenic Marine Environment Protection Association (HELMEPA)" aiming at instilling and nurturing environmental awareness throughout the shipping industry so as to meet the requirements of legislation on pollution prevention and safety at sea.

CHAPTER 4

RISK MANAGEMENT
& CORPORATE GOVERNANCE

DIAGRAM 4.1.1A
BREAKDOWN OF VaR BY RISK CATEGORY (31.12.2004)


FX
1.2%
EQUITY
4.2%
INTEREST RATE
94.5%

DIAGRAM 4.1.1B
BREAKDOWN OF VaR BY RISK CATEGORY (2004 AVERAGE)


FX
0.1%
EQUITY
10.9%
INTEREST RATE

4.1 RISK MANAGEMENT

National Bank of Greece considers effective risk management to be a key factor in its ability to deliver sustained superior returns to its shareholders. It allocates substantial resources to developing methods and processes that ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

Market risk

Market risk in NBG's trading portfolio is monitored on a day-to-day basis using Value at Risk (VaR) methodology. NBG's internal VaR model for estimating capital requirements against market risk in its trading portfolio was approved by the Bank of Greece in 2003 and accredited by international auditors/consultants Ernst and Young in 2004; it is applied to calculate VaR with a 99% confidence level and a one-day holding period.

To effectively control risk, market risk limits have been set using VaR methodology. These limits apply both to individual market risk components (i.e. interest rate risk, forex risk, and equity price risk) and to aggregate market risk, and are in line with, if not more conservative than, best international standards. During 2004, VaR on NBG's trading portfolio remained within the €1.5 million - €27.1 million range, with an average annual value of €6.4 million. Interest rate risk comprised 95% of the total with the portfolio amounting to approximately €11 billion. It is noted that VaR exceeded €12

NBG controls the effectiveness of its internal market risk measurement model through back-testing, which consists of comparing the daily change in the value of the portfolio (theoretical profit/loss) against VaR. The number of business days on which VaR was exceeded was only two, i.e. 0.8% of total business days in 2004.

Alongside VaR methodology, NBG also implements on a monthly basis a stress-testing simulation that allows for optimum estimates of risks on its trading portfolio under extreme money and capital market scenarios.

The most significant category of market risk undertaken by NBG in 2004 was the interest rate risk. This interest rate risk stems from NBG's bond portfolio, which consists primarily of Greek government bonds, and is minimized through the use of futures contracts on German Bunds.

However, NBG's Greek government bond portfolio contracted by a substantial 43% in 2004, posting a year-end market value of €8.1 billion vis-à-vis €14.1 billion in 2003. This reflected overall market developments, as the performance of Eurobonds followed a downward path, particularly during the second half of the year.

NBG's portfolio of government bonds issued by emerging market countries declined by 78% to approximately €36 million by year-end, reflecting the downward trend in the spreads of this category of bonds.

Credit risk

Methodology – rating systems

In 2004, with a view to minimizing risk and enhancing operating efficiency and customer service, the Bank focused on further improving its credit rating systems. The systems put in place for corporate, consumer and mortgage credit allows individuals and businesses to be rated by superior standards that reflect the importance NBG places on managing its credit risk effectively.

In 2004, NBG applied Moody's Risk Advisor (MRA), a scoring system enabling effective rating of corporate borrowers whose turnover is over €2.5 million, alongside its internal 8-grade system used to rate business credit by

DIAGRAM 4.1.2
EURO AREA AND GREEK GOVERNMENT BOND YIELDS (2004)



5.0
4.5
4.0
3.5
3.0
2.5
01-01-04
01-02-04
01-03-04
01-04-04
01-05-04
01-06-04
01-07-04
01-08-04
01-09-04
01-10-04
01-11-04
01-12-04
Yield to Maturity (%) of 5-Year euro area benchmark bond
Yield to Maturity (%) of 10-Year euro area benchmark bond
Yield to Maturity (%) of 5-Year Greek Government benchmark bond
Yield to Maturity (%) of 10-Year Greek Government benchmark bond

DIAGRAM 4.1.3
BREAKDOWN OF EMERGING MARKET BONDS BY COUNTRY (31.12.2004)



TURKEY 6.1%
ALBANIA 32.7%
RUSSIA 20.3%
SERBIA 16.0%
BULGARIA 4.3%
EGYPT 5.0%
ROMANIA

DIAGRAM 4.1.4
BREAKDOWN OF BUSINESS LENDING PORTFOLIO BY SECTOR (31.12.2004)



WHOLESALE TRADE 17.9%
WOOD/PAPER INDUSTRIES 2.4%
FISHERY 0.2%
AGRICULTURE, STOCKBREEDING, HUNTING, FORESTRY 0.1%
OTHER 7.1%
BUSINESS OPERATIONS 6.6%
ENERGY 4.0%
CONSTRUCTION 6.5%
MACHINERY & EQUIPMENT 14.7%
RETAIL TRADE 7.2%
TRANSPORT-WAREHOUSING - TELECOM 7.5%
HOTELS - RESTAURANTS 3.4%
MINES - QUARRIES 0.2%
SERVICES 6.1%
FOOD 6.4%
TEXTILE INDUSTRIES 4.5%
CHEMICAL INDUSTRIES 5.0%

DIAGRAM 4.1.5
PERCENTAGE BREAKDOWN OF UNDERTAKEN RISKS ON MOODY'S SCALE AT 31.12.2004 (TURNOVER > €2.5 MILLION)



%
30
25
20
15
10
5
0
% OF UNDERTAKEN RISKS
0%
6%
17%
25%
14%
14%
10%
8%
6%
0%
Aaa to A2
A3 to Baa1
Baa2 to Baa3
Ba1
Ba2
Ba3
B1
B2
B3
Caa1 and lower
MOODY'S SCALE

DIAGRAM 4.1.6
BUSINESS LENDING PORTFOLIO BY CREDIT RISK CATEGORY



%
40
35
30
25
20
15
10
5
0

Regarding our retail business, consumer credit, credit cards and loans to small businesses with a turnover of up to €1 million are rated by credit scoring systems, and reviewed frequently to ensure the reliability of their output, including predictions for the likelihood of borrower default. Systems developed by Statistical Decisions are used for consumer credit, while in-house developed credit rating systems are applied in lending to professionals and small businesses. Furthermore, a system for mortgage credit decisions, based on borrower solvency and property value criteria, was developed in line with international banking standards.

Corporate banking

The broad dispersion of NBG's credit across all sectors of economic activity guarantees minimum credit risk (DIAGRAM 4.1.4). Its well-diversified portfolio presents very little concentration risk in any particular market segment except trade (both wholesale and retail), which however includes a wide variety of businesses; notably NBG's concentration risk in this particular segment reflects its contribution to GDP.

As NBG continuously seeks to enhance its risk monitoring and portfolio quality, it is currently in the process of setting maximum risk limits for specific segments of economic activity.

The credit rating distribution of corporate borrowers with turnover above €2.5 million, rated by MRA, shows concentration in the first six grades corresponding to Ba3 to A3a of Moody's 10-grade rating scale (DIAGRAM 4.1.5).

In accordance with the Bank's internal 8-grade rating system, the bulk of NBG's business portfolio (73.4%) continues to be rated as "acceptable" credit. However, the proportion of "excellent" and "low risk" credit (categories 1 and 2) has increased (DIAGRAM 4.1.6), while "problem" credit (categories 6 and 7) has declined further by approximately €66 million vis-à-vis 2003.

Corporate bonds

In 2004, NBG's position in global and Greek corporate bonds, rated by international rating agencies such as Moody's and

Corporate bonds, representing 8.2% of NBG's aggregate trading portfolio, consist primarily of bank bonds (59%), while the remaining 41% is distributed across 5 key market segments, of which telecommunications account for the largest share (34%). Of NBG's aggregate corporate bond portfolio, 31% is rated at least A (DIAGRAM 4.1.7B).

Lastly, fixed-income corporate bonds, which comprise 51% of the aggregate portfolio, have been converted to floating-rate bonds via interest rate swaps thus hedging interest rate risk and reducing the corresponding capital requirements of the portfolio.

DIAGRAM 4.1.7A
BREAKDOWN OF CORPORATE BOND PORTFOLIO BY SECTOR (31.12.2004)


BANKS
59.1%
TELECOMMUNICATIONS
34.0%
RETAIL TRADE
3.6%
FOOD / TOBACCO INDUSTRIES
1.4%
ENERGY
1.3%
CAR INDUSTRY
0.7%

Retail banking

In 2004, retail credit volumes soared, as consumer loans and credit cards rose by 29%. Retail business has continued to grow, resulting in a visible shift in the mix of NBG's assets, with retail lending now accounting for 53% of the aggregate loan portfolio as against 48% in 2003.

NBG closely monitors the non-performing portion of consumer loans and credit cards. In 2004, despite a substantial increase in aggregate retail credit balances, the share of non-performing lending remained within the 2003 levels. Similarly, while mortgage lending posted high growth in volumes (28%) and new loans (45%) in 2004, gross NPLs fell to approximately 4% of the aggregate balance of the portfolio, compared with 5% in 2003.

DIAGRAM 4.1.7B
BREAKDOWN OF CORPORATE BOND PORTFOLIO BY CREDIT RATING (31.12.2004)


A 22.6%
B 0.3%
BB 2.2%
Non-rated 2.6%
AA 2.6%
AAA 5.6%
BBB 64.1%

Provisioning strategy

The Group implements a provisioning policy, which aims at maintaining a level of reserves that more than covers possible losses from non-performing debt. The provisions thus formed tend, in the aggregate, to exceed the minimum regulatory requirements set by the Bank of Greece. For this reason, the recent amendment to the method for determining adequacy of provisions for bad debt maintained by credit institutions (Bank of Greece Governor's Act 2557/26.1.2005) does not affect NBG's provisioning policy in any significant way.

With regard to loans to businesses in excess of €1 million, the methodology employed for calculating the necessary qualitative and quantitative criteria that assess the credit standing of the borrower as well as the various securities supplied. A key criterion in this assessment is the length of time that a loan may be in arrears. In the case of relatively small loan balances, as well as mortgage and consumer loans, credit card balances and letters of guarantee, the Group makes provisions on the basis of loss history data. Furthermore, the Bank forms general provisions for risks that have not been clearly identified.

TABLE 4.1.1
NON-PERFORMING LOANS, PROVISIONS AND WRITE-OFFS OF THE BANK

(€ millions)	2004 NPLs	2004 Total provisions	2004 Write-offs	2003 NPLs	2003 Total provisions	2003 Write-offs
Business loans	545	599	27	589	543	60
Consumer credit*	233	178	15	190	139	-
Mortgage loans	359	123	4	350	128	25
Other provisions	-	47	-	-	59	-
Total	**1 137**	**947**	**46**	**1 129**	**869**	**85**

*Consumer loans and credit cards

Country risk

Country risk involves various risks that may be generated at country level as a result of political or economic problems, suspension of payments, inability to convert and place domestic currency in international reserve currencies, or even compulsory nationalization and expropriation.

In the context of its country risk management in emerging markets, the Bank monitors funds deposited in its overseas units, its participation in the share capital of its international subsidiaries, loans and interbank placements in local companies and banks, commercial transactions with counterparties (companies and banks) domiciled in these countries, and positions in securities issued by them. The specific country risk limits set against these risks, as well as the risk limits set against the various risks of each country (i.e. interbank placements, commercial transactions, asset-liability management) are monitored and analyzed on a day-to-day

In 2004, NBG's exposure to risk in emerging markets continued to be limited, with business undertaken in the emerging markets of SE Europe and Egypt representing less than 1.5% of total Group assets at 31 December 2004 (DIAGRAM 4.1.8, TABLE 4.1.2).

TABLE 4.1.2
CREDIT RATING OF EMERGING MARKETS

Country	Moody's rating	S&P rating	Country risk as % of Group total assets 31.12.2004
Bulgaria	Ba1	BBB-	0.5%
Romania	Ba3	BB+	0.4%
Serbia & Montenegro		B+	0.2%
Albania			0.1%
FYROM		BB	0.1%
Egypt	Ba1	BB+	0.1%
Turkey	B1	BB-	0.04%
Total			**1.4%**

DIAGRAM 4.1.8
NBG GROUP: COUNTRY RISK IN EMERGING MARKETS


300
250
200
150
100
50
0
€ MILLIONS
Romania
Turkey
Egypt
Bulgaria
Albania
FYROM
Serbia & Montenegro

Diagram 4.1.9 presents a breakdown of country risk for the countries of SE Europe and Egypt on the basis of their ratings by Standard & Poor's as at 31 December 2004 and 2003.

NBG's largest exposure (37%) to country risk in emerging markets as at 31 December 2004 was in Bulgaria, whose rating was upgraded to BBB (investment grade) on 24 June 2004.

Concentration risk

According to the current regulatory framework, after capital adequacy the key issue vis-à-vis prudential supervision of banks concerns the monitoring of Large Exposures (LEs), i.e. concentration risk.

As per the regulatory definition, i.e. a bank's total on- and off-balance sheet items that comprise its exposure to a group of affiliated customers, an exposure is deemed to be large

DIAGRAM 4.1.9
NBG GROUP: COUNTRY RISK BY S&P CREDIT RATING (31.12.2004)


Non-rated
8%
B+
15%
BB-
3%
BB
6%
BBB-
37%

DIAGRAM 4.1.10
CHANGE IN CREDIT EXPOSURE CUMULATIVE AMOUNT AS A % OF REGULATORY CAPITAL


101.8%
121.0%
123.1%
126.7%
108.3%
86.5%
85.8%
88.5%
91.9%
77.1%
15.8%
16.6%
17.4%
15.7%
14.4%
DEC. 03
MAR. 04
JUN. 04
SEP. 04
DEC. 04
20 MOST SIGNIFICANT CREDIT EXPOSURES
10 MOST SIGNIFICANT CREDIT EXPOSURES
MOST SIGNIFICANT CREDIT EXPOSURE

DIAGRAM 4.1.11
GROUP CAPITAL ADEQUACY RATIOS (%)


%
16
15
14
13
12
11
10
9
8
7
11.1
12.3
8.9
10.1
7.4
10.4
10.1
12.9
11.9
14.8
2000
2001
2002
2003
2004
Tier 1
Total

DIAGRAM 4.1.12
NBG CAPITAL ADEQUACY RATIOS (%)


%
17
16
15
14
13
12
11
11.2
12.6
11.3
12.6
10.7
15.5
10.3
15.8

When looking at the size of NBG's 20 largest exposures to businesses during 2004 (DIAGRAM 4.1.10), a slight increase is observed in the first three quarters that subsequently declined during the fourth quarter, with the largest exposure notably remaining at the same level throughout the year.

Capital adequacy

In 2004, the strengthening of capital base through the issue of hybrid capital, combined with effective risk management and higher retention of profits, was the key factor behind the improved capital adequacy ratio (CAR) of the Bank and the Group.

Specifically, at 31 December 2004 the Group's Total and Tier capital ratios stood at 14.8% and 11.9% respectively, as against 12.9% and 10.1% a year earlier (DIAGRAMS 4.1.11 and 4.1.12). The 1.9 percentage point improvement in the Group's Total capital ratio (DIAGRAM 4.1.13) reflects:

- The issue of hybrid capital totaling €482 million, which strengthened the Group's Tier I capital adequacy ratio by 1.8 percentage points.

- A significant reduction in the risk levels of the trading portfolio, which resulted in a 0.9 percentage point improvement in CAR, of which 0.6 percentage points are attributable to market risk and 0.3 percentage points to credit risk. The decline in the level of market risk reflects a steady reduction, by approximately 42%, in the proportion of bonds in the trading portfolio, along with a higher hedge ratio. The decline in credit risk reflects mainly the reduction, by about 25%, in bank and other corporate bond positions held by NBG. The favorable impact of this development was moderated in part - by 0.4 percentage points - by growth in the securities investment portfolio.

- A reduction in the non-depreciated value of fixed assets to represent no more than 30% of Tier I Regulatory Capital, with an accompanying reduction in the regulatory penalty imposed on the gains in value. The combined effect of these developments led to a net increase of 0.4 percentage points in CAR.

- Growth in the lending portfolio, largely reflecting growth in retail lending, with a corresponding 1 percentage point decline in CAR.

- High profitability and profit retention, as a result of which CAR was strengthened by 0.45 percentage points. NBG's profits were burdened by an amount of €109 million (pre-tax) representing the one-off cost of the voluntary retirement program at NBG.

A breakdown of the Group's risk-weighted assets and their evolution relative to the previous year indicates that most exposures are associated with the credit risk in the investment portfolio (91.9%), reflecting the core of the Group's activities and profitability as well as the reduced risk in the trading portfolio. The weight of the loan portfolio - the major component of the investment portfolio - accounts for 62.9% of total risk-weighted assets, as against 58.0% at the end of 2003. The sum total of related components in the trading portfolio amounts to a mere 6.3%, down by a substantial 6.6 percentage points on the previous year.

DIAGRAM 4.1.13
FACTORS AFFECTING GROUP CAR (Dec.04 - Dec.03)


12.9%
1.79%
0.45%
0.86%
0.42%
- 0.98%
- 0.42%
- 0.16%
14.8%
CAR 31.12.03
Issue of hybrid capital
Internal accumulation of capital
Change in trading portfolio risk weighted assets
Fixed assets & regulatory penalty for fixed asset surplus
Change in loan portfolio
Change in bond & equity portfolio
Other
CAR 31.12.04

TABLE 4.1.3
CAPITAL ADEQUACY (€ millions)

	NBG			Group		
	2004	2003	2002	2004	2003	2002
A. Risk-weighted assets						
Trading portfolio						
1. Market risk	710	1 841	2 254	1 034	2 216	3 077
2. Credit risk	534	1 028	1 263	695	1 250	1 732
Total trading portfolio	1 244	2 869	3 517	1 729	3 467	4 809
Total investment portfolio	22 831	20 126	18 207	25 682	23 501	20 219
Total risk-weighted assets	24 075	22 996	21 724	27 411	26 968	25 028
B. Regulatory capital						
Tier 1 capital	2 476	2 472	2 053	3 267	2 729	1 842
Total capital	3 812	3 554	2 729	4 063	3 474	2 600
C. Capital adequacy ratios						
Tier 1 capital ratio	10.3%	10.7%	9.5%	11.9%	10.1%	7.4%
Total capital ratio	15.8%	15.5%	12.6%	14.8%	12.9%	10.4%

DIAGRAM 4.1.14
BREAKDOWN OF RISK WEIGHTED ASSETS


€ 26 968 million
€ 27 411 million
Corporate banking
33.7%
34.2%
Retail banking
24.3%
30.6%
Interbank
4.1%
Bonds & equities
6.8%
4.1%
Fixed assets & regulatory penalty
10.1%
10.0%
Off-balance sheet items
6.3%
6.8%
6.2%
Trading portfolio
12.9%
6.3%
12.03
12.04

Revision of the supervisory framework vis-à-vis capital adequacy

Following the finalization of the guidelines of the Basel Committee on banking supervision (June 2004) and publication of the relevant draft EC Directive (July 2004), NBG stepped up its actions to ensure prompt implementation of the new capital adequacy framework with a view to achieving, beyond compliance, the multiple benefits entailed therein.

As a first step towards this goal, NBG has undertaken a diagnostic analysis of the current status vis-à-vis the desirable level, on implementation of the new framework, with the assistance of a consultancy. The purpose of the analysis, which should be completed in May 2005, is to enable NBG to identify and schedule the actions necessary to ensure timely and successful implementation of the new supervisory framework.

Specifically, NBG will seek to identify the best methods for calculating capital adequacy requirements and determine the necessary adjustments to its business structure that will enable it to meet the requirements of Pillars II and III on regulatory compliance and information disclosure and assist in the pursuit of its strategic goals.

Regulatory compliance

In 2004, NBG stepped up its efforts to align its operations with the requirements of the current institutional framework. Accordingly, it followed closely developments in legislation as well as trends in the domestic and international banking sectors, and ensured the Group's effective response to legislative changes and new challenges and standards at home and abroad.

The work of the Compliance Officers of NBG's international branches and domestic and foreign subsidiaries was coordinated and monitored to ensure full compliance with the host countries' statutory and regulatory requirements.

Furthermore, issues regarding the Corporate Social Responsibility of the Group were reviewed, particularly as

Environmental Management system was designed and put in place, and periodic reviews on its implementation are carried out.

4.2 ASSET & LIABILITY MANAGEMENT AND FUNDS TRANSFER PRICING

Asset & Liability Management

NBG implements a state-of-the-art asset and liability management tool to provide quarterly static and dynamic analyses to measure and manage its balance sheet. Examples of the analyses are the following:

- **Duration by Maturity/Repricing:** Macaulay duration based on maturity of NBG's balance sheet items as at 31 December 2004 was 2.6 years for assets and 1.2 years for liabilities (DIAGRAM 4.2.1). Specific hypotheses have been applied for products of undetermined maturity (e.g. savings deposits were assumed to mature on a uniform 36-month basis).

  Likewise, Macaulay duration based on re-pricing of NBG's balance sheet items was 0.96 years for assets and one month for liabilities (DIAGRAM 4.2.2). If one takes into account the impact of the hedging of the bond portfolio, the weighted duration of assets is reduced to approximately 4 months. Duration based on re-pricing embodies the assumption that products tied to regulatory rates re-price immediately.

- **Liquidity/Re-pricing gap:** NBG's liquidity gap for up to 12 months is positive. This reflects assumptions that bonds in the trading portfolio can be readily liquidated and that savings deposits mature on a uniform 36-month basis.

  Under these conditions, and the assumption that the trading and available-for-sale bond portfolio, and products associated with regulatory (i.e. administratively set) rates, are re-priced immediately, NBG presents a negative re-pricing gap which adversely affects its interest income during periods of equal increases in all interest rate curves, including bank and regulatory rates.

- **Scenario analysis:** The Bank runs interest income sensitivity scenarios with changes in interest rates and interest rate

DIAGRAM 4.2.1
MACAULAY DURATION BY MATURITY (YEARS)


TOTAL ASSETS
2.63
Claims from credit Institutions
0.15
Bond portfolio
3.84
Performing loans
3.57
TOTAL LIABILITIES
1.19
Repos
0.13
Time deposits
0.19
Saving deposits
1.47
Subortinated & hybrid capital
5.31
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
DURATION IN YEARS

DIAGRAM 4.2.2
MACAULAY DURATION BASED ON REPRICING (YEARS)


TOTAL ASSETS
0.96
HEDGED TOTAL ASSETS
0.33
Claims from credit Institutions
0.14
Bond portfolio
3.28
Bond portfolio hedged
0.61
Performing loans
0.34
TOTAL LIABILITIES
0.09
Repos
0.13
Time deposits
0.18
Saving deposits
0.04
Subortinated & hybrid capital
0.37
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
DURATION IN YEARS

DIAGRAM 4.2.3
DURATION GAP IN € AND FX


8 000
6 000
4 000
2 000
0
-2 000
-4 000
-6 000
-8 000
-10 000
-12 000
€ MILLIONS

DIAGRAM 4.2.4
REPRICING GAP IN € AND FX


6
4
2
0
-2
-4
-6
-8
-10
€ MILLIONS
O/N - 1M
2 - 3M
4 - 6M
7 - 12M
13 - 24M
3 - 5 Years
> 5 Years
Non - sensitive balance
Gap for the period
Cumulative gap

DIAGRAM 4.2.5
BREAKDOWN OF NBG NET INTEREST MARGIN (2004)


BONDS & INTERBANK
DEPOSITS
RETAIL LOANS
BUSINESS LOANS
13.2%
11.5%
11.2%
8.6%
37.3%
37.6%
37.5%
38.4%
39.2%
40.8%
41.4%
43.2%
10.3%
10.1%
9.9%
9.8%
Q1
Q2
Q3
Q4

DIAGRAM 4.2.6
NET INTEREST RESULTS 2004
RETAIL BANKING


PROFFESIONAL CREDIT 12%
MORTGAGE CREDIT 36%

items, so as to calculate their impact on net interest income. The results of two scenarios, based on data as at December 2004 and including hedging in the bond portfolio.

Specifically, a parallel shift upwards by 50 basis points of all interest rate curves, including administratively set rates, will lead to a decrease of approximately €26 million in net interest income over a period of one year, a result compatible with NBG's negative re-pricing gap (DIAGRAM 4.2.4).

In contrast, a parallel shift upwards by 50 basis points in the Euribor and the ECB's basic refinancing rate curves alone, with the administratively set rates and foreign currency rate curves remaining unchanged, will lead to an increase of approximately €76 million in net interest income over a period of one year.

Funds transfer pricing

The Bank uses its internal funds transfer pricing system to allocate net interest income across its various lines of business and products. The system is based on the concept of opportunity cost and ensures fair distribution of net interest margin across the Bank's lines of business. The quarterly analysis of net interest income for 2004 (DIAGRAM 4.2.5) reflects the substantial contribution of retail banking to the Bank's net interest income, with consumer credit accounting for over 50% of the total.

Specifically, consumer credit achieved the highest percentage share in net interest income from retail business (DIAGRAM 4.2.6).

4.3. CORPORATE GOVERNANCE

The provisions of Greek law, the regulations of NBG and the Capital Markets Committee and the company's Articles of Association set the corporate governance framework of the Bank. In addition, the company is also subject to certain US legislative requirements, rules of the U.S. Securities Exchange Commission and certain New York Stock Exchange listing rules since it maintains a level III Approved Depositary Receipt listing in the United States.

interest over the past few years. This interest has led to substantial legal and best practice developments in Greece, the European Union and the United States. These developments have presented NBG with a series of challenges and opportunities. The shareholder profile of the company has also changed substantially during this period, with more than 30% of capital now in the hands of foreign institutional investors.

Governance framework

Good corporate governance practices are one of the cornerstones of an effective banking organization. In order to ensure that our practices keep pace with prevailing international standards and best practice, the company commissioned an independent review of corporate governance in September 2004.

The evaluation began with a series of interviews with non-executive Board members and high-level company management. Through these interviews, the strengths and weaknesses of the governance system were then mapped. The outputs of this evaluation were then benchmarked against leading best practice among banking peers and against requirements of the institutional investor community, in the context of which European and US institutions were invited to provide feedback.

Governance improvements

To address the improvements highlighted by the independent corporate governance evaluation, the Board of the Bank endorsed a corporate governance improvement plan in January 2005. The implementation of the plan will span a period of 18 months. Its principal objectives include:

1. Increasing the number of designated independent members of the NBG Board. To this effect the NBG Board will ask the forthcoming AGM to endorse the requirement of 2/3 of its members to be independent non-executive directors.

2. Upgrading the role of the Board in the development of the Group's long-term strategy and risk philosophy. To this effect, the Board has adopted a comprehensive approach

3. Establishing a Corporate Governance (CG) Committee of the Board whose main task is to review and upgrade the Bank's current set of corporate governance rules. The Committee was established in February 2005. Its members are S. Vavalidis (Chairman), P. Sakellaris and I. Giannidis. It is envisaged that the CG Committee will evolve into a Nominations Committee for New Board Members within the next 12 months.

4. Establishing a Human Resources (HR) Committee whose first task is to review management and personnel values and incentives. The Committee was established in February 2005. Its members include D. Daskalopoulos (Chairman), N. Efthimiou, K. Foundoukakos and Y. Pechlivanidis. It is envisaged that the HR Committee will evolve into a Remuneration Committee within the next 12 months.

5. Further strengthening the Audit Committee's capacity, in view of the requirements of the Sarbanes-Oxley Act. The members of the Audit Committee are G. Lanaras (Chairman), S. Pantzopoulos and Y. Vartholomaios. The role of the financial expert in the work of the Audit Committee increased significantly in 2004 and this will continue in 2005. The Committee is currently reviewing its charter and has been regularly reporting to the Board on internal and external audit issues.

6. Adopting Corporate Governance Guidelines and a Board Charter.

7. Strengthening the Bank's compliance and risk functions.

8. Strengthening the Board's support and corporate secretary functions.

9. Improving communication and consultation with shareholders on corporate governance issues.

10. Developing systems for the regular performance review of the Board and senior executive management.

The corporate governance improvement plan forms part of the broader efforts of NBG to improve long-term shareholder

CHAPTER 5

FINANCIAL RESULTS OF THE GROUP

DIAGRAM 5.1.1
GROUP ROAE (AFTER TAX AND BEFORE THE VR PROGRAM) AND ROAA (BEFORE THE VR PROGRAM, TAX AND MINORITIES)


19.8% (pre-VR program)
15.3%
9.4%
16.6%
1.26% (pre-VR program)
1.02%
1.06%
0.67%
2002
2003
2004
ROAA
ROAE

5.1 GROUP FINANCIAL ANALYSIS

Overview

In 2004, NBG Group profit before tax and the one-off cost of the Voluntary Retirement (VR) program (with which 1 511 employees departed from the Bank) totaled €662.4 million compared with €521.0 million in 2003, up 27.1%. Group net profit after tax and minorities also rose to €386.4 million compared with €360.3 million in 2003, up 7.2%. Earnings per share rose to €1.20 compared with €1.11 in the previous year.

This performance reflects the dynamism in core sources of profitability and success in restraining expansion of operating costs, despite the rapid growth in the Group's operations. Core income, for instance, reached the highest levels of recent years (2004: €1 891.8 million, 2003: €1 660.9 million). On the other hand, while the Group's activities expanded in the broader region, operating costs increased by only 5.3%.

On the back of this performance, the Group's profitability ratios improved further in 2004. Return on average equity (ROAE) after tax and before the cost of the VR program grew by 4.5 percentage points (2004: 19.8%, 2003: 15.3%) while return on average assets (ROAA) before the cost of the VR program and minorities stood at 1.26% compared with 1.02% in 2003 (DIAGRAM 5.1.1). If the cost of the VR program is taken into account, ROAE stands at 16.6% and

Furthermore, the efficiency (cost/income) ratio improved to 59.6% from 64.6% in 2003 (DIAGRAM 5.1.2).

Ongoing growth in lending, chiefly in the retail banking sector, as well as the change that this has brought to the mix of the Group's assets, has boosted further the Group's net interest margin (NIM), which in 2004 reached the highest levels of recent years (2004: 3.04%, 2003: 2.75%). On a quarterly basis, particularly in 2004 Q4, NIM followed a very promising path (DIAGRAM 5.1.3).

Results of operations

Group operating income before the cost of the VR program improved by 37.6% (2004: €514.2 million, 2003: €373.8 million). This development reflects the steady growth in the Group's core banking operations, which has led to an improvement in net interest income (NII) and commissions.

Group **NII** strengthened by 15% in 2004 to around €1 420 million. This was achieved within an environment of stable lending margins and reflects the substantial increase in the volume of operations, particularly in retail banking.

Net **commissions** grew by 5% (2004: €397.8 million, 2003: €379.0 million) (DIAGRAM 5.1.4). The upward trend steepened in 2004 Q4 (+13.1%) reflecting the Group's recent initiatives in this sector, with improvements in commissions related to retail lending (+11.2%), corporate lending (+21.4%) and mutual fund management (+12.5%).

Group commissions payable grew by 29.1%, reflecting the cost of the marketing of consumer factoring and handling of consumer loans and credit cards (2004: €51.0 million, 2003: €36.1 million) as a result of the expansion in retail operations.

Group **net profit on financial operations** in 2004 grew to €120.6 million compared with €103.2 million in 2003. This was due mainly to trading gains on equities, which rose to €67.9 million.

On the cost side, Group **operating expenses** increased by 4.5% (DIAGRAM 5.1.5). Growth in staff costs (2004: €757.4 million,

DIAGRAM 5.1.2
GROUP COST/INCOME RATIO


70.6%
64.6%
59.6%
2002
2003
2004
Cost:Income: Operating expenses to total operating income

DIAGRAM 5.1.3
GROUP NIM


2.64%
2.77%
2.71%
2.74%
2.72%
2.83%
2.75%
2.99%
2.99%
2.99%
3.06%
3.01%
3.22%
3.04%
3.03
6.03
9.03
12.03
3.04
6.04
9.04
12.04
NIM (quarterly)
NIM (cumulative)

DIAGRAM 5.1.4
GROUP NET COMMISSIONS
(€ MILLIONS)


397.8
379.0
337.5
2002
2003
2004
Net commissions

DIAGRAM 5.1.5
GROUP OPERATING EXPENSES
(€ MILLIONS)


1 002.5
1 010.0 +0.7%
1 055.4 +4.5%
284.7
291.2
298.0
717.8
718.8
757.4
2002
2003
2004
Other administrative expenses
Staff costs

pay provided for in the collective labor agreement, while a modest increase (+2.3%) was posted by general administrative expenses (2004: €298.0 million, 2003: €291.3 million). Staff costs should decline further in the years ahead due to the impact of the VR program (with which 10% of NBG staff departed). The cost of the VR program was €108.9 million, the amount being charged entirely to the 2004 results.

The Group maintained its conservative provisioning policy for NPLs (2004: €177.9 million, 2003: €147.8 million). As a result, provisions coverage now stands at 79.7% compared with 74.4% at the end of 2003.

Balance sheet

The Group's total assets declined marginally by 1.5% (€52.9 billion compared with €53.7 billion in 2003), due to the contraction of the Bank's bond portfolio. **Lending** grew at a brisk pace to €27.2 billion, with retail lending comprising half of the total loan book. Specifically:

- Group mortgage lending stood at €9 193 million (up 28.2% on the previous year) with new loan disbursements exceeding €2.6 billion.
- Consumer credit (consumer loans and credit cards) grew by a robust 29% to €4 008 million, driven by the substantial 37% increase in consumer loans, which posted their highest performance of recent years.
- NBG's professional credit reaffirmed its dynamism in 2004 reaching €1 156 million compared with €829 million in 2003, driven by an increase of 8 700 in the number of financed customers.
- The Group's business lending also moved upwards, reaching €13 million (+8.8% on the previous year) driven mainly by lending to medium-sized enterprises.

The growth in lending operations has not led to a decline in the **quality of the loan book**. As a result of the Group's consistent provisioning policy, at 31 December 2004 non-performing loans (after provisions) comprised 1.0% of total loans compared with 1.6% in 2003, while in absolute terms they contracted to €1 377 million from €1 414 at 31 December 2003. As a result, provision coverage rose to

Customer deposits grew by 4.7% (2004: €40.6 billion, 2003: €38.8 billion), driven entirely by the 7.6% increase in sight and savings deposits.

At 31 December 2004, the Group's **equity** was up slightly on the previous year (2004: €2 522 million, 2003: €2 431 million) reflecting mainly:

- an improvement in the results of the Group's companies for the year, and
- capital gains of €38.4 million arising from the revaluation of real estate owned by the Group.

DIAGRAM 5.1.6
PROVISION COVERAGE



70.6
74.4
75.1
74.5
74.5
78.2
78.5
79.7
69 bps
67 bps
66 bps
71 bps
87 bps
78 bps
74 bps
74 bps
3.03
6.03
9.03
12.03
3.04
6.04
9.04
12.04
Provision coverage
Provisions (% loans)

5.2 FINANCIAL STATEMENTS

Group Balance Sheet

€ thousands	Note	2004	2003	±%
ASSETS				
Cash in hand, balances with Central Bank	2	1 123 434	1 280 563	-12.3%
Treasury bills and other bills		150 415	106 157	+41.7%
Loans and advances to credit institutions	3	4 980 021	5 170 242	-3.7%
Reverse repos		3 816 995	3 507 175	+8.8%
Loans and advances to customers	4	27 410 876	23 112 925	+18.6%
Less: Provisions for doubtful debts	5	(1 098 431)	(1 051 796)	+4.4%
Debt securities and other fixed-income securities	6	12 666 449	17 747 882	-28.6%
Shares and other variable yield securities		640 779	657 578	-2.6%
Participating interests		223 273	202 696	+10.2%
Shares in affiliated undertakings		722 049	743 243	-2.9%
Intangible assets	7	113 837	114 310	-0.4%
Fixed assets	8	1 165 060	1 201 164	-3.0%
Other assets	9	633 299	605 954	+4.5%
Prepayments and accrued income	10	329 138	292 799	+12.4%
Total		**52 877 194**	**53 690 892**	**-1.5%**

LIABILITIES				
Amounts owed to credit institutions	11	6 415 083	9 661 478	-33.6%
Amounts owed to customers	12	40 808 585	38 978 176	+4.7%
Debts evidenced by certificates	13	55 493	31 869	+74.1%
Other liabilities	14	1 188 644	1 215 032	-2.2%
Accruals and deferred income	15	249 945	226 072	+10.6%
Provisions for liabilities and charges	16	49 446	41 287	+19.8%
Provisions for general banking risks		5 761	5 761	-
Subordinated liabilities	17	750 000	750 000	-
Hybrid capital	18	832 149	350 000	+137.8%
Equity	19	2 522 088	2 431 217	+3.7%
Total		**52 877 194**	**53 690 892**	**-1.5%**

Group Profit & Loss Account

€ thousands	Note	2004	2003	±%
Interest receivable and similar income	20	2 627 797	2 450 643	+7.2%
Interest payable and similar charges	21	(1 209 034)	(1 217 335)	-0.7%
Net interest income		**1 418 763**	**1 233 308**	**+15.0%**
Income from securities	22	49 233	22 702	+116.9%
Commissions receivable	23	474 745	438 585	+8.2%
Commissions payable	24	(76 931)	(59 605)	+29.1%
Net profit on financial operations	25	120 642	103 192	+16.9%
Other operating income	26	26 022	25 869	+0.6%
Income		**2 012 474**	**1 764 051**	**+14.1%**
Staff costs		(757 418)	(718 753)	+5.4%
Other administrative expenses		(298 018)	(291 257)	+2.3%
Profit on ordinary activities before provisions		**957 038**	**754 041**	**+26.9%**
Fixed assets depreciation	27	(128 667)	(114 862)	+12.0%
Other operating charges		(15 706)	(14 444)	+8.7%
Provisions for doubtful debts		(177 869)	(147 780)	+20.4%
Profit on ordinary activities before tax		**634 796**	**476 955**	**+33.1%**
Extraordinary income		24 756	30 977	-20.1%
Extraordinary charges		(11 695)	(13 235)	-11.6%
Extraordinary profit		37 997	38 289	-0.8%
Profit (before tax and minority interests)		**685 854**	**532 986**	**+28.7%**
Minority interests		(23 436)	(11 985)	+95.5%
Profit (before tax & VR Program cost)		**662 418**	**521 001**	**+27.1%**
VR Program cost		(108 876)	-	
Profit (before tax)		**553 542**	**521 001**	
Taxes		(162 521)	(161 144)	+0.9%
Prior years' tax liabilities		(5 258)	(626)	+739.9%
Minorities taxes		604	1 084	-44.3%
Group Profit (after tax)		**386 367**	**360 315**	**+7.2%**

Group Equity

€ thousands	2004	2003	±%
Paid-up capital	1 492 090	1 147 761	+30.0%
Share premium account	32 393	32 393	-
Reserves	1 132 571	1 400 961	-19.2%
Fixed assets revaluation reserve	52 133	20 472	+154.7%
Fixed assets investment subsidy	2 700	2 700	-
Retained earnings	360 290	307 210	+17.3%
Consolidation differences	(468 876)	(446 337)	+5.0%
Minority interests	124 269	145 382	-14.5%
Own shares	(205 482)	(179 325)	+14.6%
Total	**2 522 088**	**2 431 217**	**+3.7%**

Group Off-Balance Sheet Items

€ thousands	2004	2003	±%
Contingent liabilities	36 707 000	30 437 728	+20.6%
Commitments arising form sale and repurchase agreements	18 142	6 843	+165.1%
Other off-balance sheet items:			
Items in custody and safe keeping[1]	7 755 546	4 649 970	+66.8%
Commitments for bilateral contracts[2]	8 875 717	7 565 380	+17.3%
Credit memo accounts[3]	3 291 317	11 687 465	-71.8%
Total	**56 647 722**	**54 347 386**	**+4.2%**

(1) Mainly customer securities held in custody (€3 595.3 million)

(2) Mainly pre-purchases and forward sales of FX and forward sales of securities

(3) Mainly customer investments in dematerialized government bonds

Notes to the Financial Statements

Note 1 Accounting policies

The Bank's accounting policies are in line with the provisions of codified Law 2190/1920 for Sociétés Anonymes and PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece, in conformity with practices and rules prescribed by regulatory authorities.

(a) Provisions for loan losses and non-performing loans

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of six months after the due date (or 100 days in the case of credit cards and consumer loans) and collection is considered doubtful. The non-banking companies of the Group form provisions for dues whose collection is considered doubtful.

(b) Investment valuation

Investments in trading and investment portfolio securities are stated at cost or fair market value, whichever is lower on an aggregate portfolio basis, with the exception of investments in non-consolidated non-financial subsidiaries and affiliated companies, which are recorded on the balance sheet at 31 December 2004 using the equity method.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation. In 2004, land and buildings were stated at revalued prices as per article. 19 of L.3296/2004. Fixed asset depreciation is calculated using the straight-line method on the basis of the top rates of P.D.299/4.11.2003. Land and buildings are not subject to depreciation.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rates at year-end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost. Moreover, assets which are core assets or rented out are stated at cost less accumulated depreciation. In 2004, the value of assets acquired through auctions was restated as per article 19 of L.3296/2004.

(f) Income tax

The provision for income tax is calculated on the basis of current tax laws.

Note 2 Cash in hand, balances with Central Bank

€ thousands	2004	2003	±%
Cash in hand	563 200	565 849	-0.5%
Balances with Central Bank	498 991	644 779	-22.6%
Other	61 243	69 935	-12.4%
Total	**1 123 434**	**1 280 563**	**-12.3%**

Note 3 Loans and advances to credit institutions

€ thousands	2004	2003	±%
Current account	39 031	44 624	-12.5%
Loans to credit institutions	37 942	9 455	+301.3%
Time deposits with domestic credit institutions	175 329	744 763	-76.5%
Time deposits with foreign credit institutions	4 617 207	3 968 511	+16.3%
Overseas correspondents & other receivables	110 512	402 889	-72.6%
Total	**4 980 021**	**5 170 242**	**-3.7%**

Note 4 Loans and advances to customers

€ thousands	2004	2003	±%
Consumer credit	4 007 880	3 104 788	+29.1%
Small business/professionals	1 249 580	918 981	+36.0%
Residential mortgage credit	9 192 687	7 169 853	+28.2%
Commercial loans	12 782 532	11 745 774	+8.8%
Total loans before provisions(1)	**27 232 679**	**22 939 396**	**+18.7%**
Advances to customers other than loans	178 197	173 529	+2.7%
Total loans and advances to customers	**27 410 876**	**23 112 925**	**+18.6%**

The Group's loan portfolio is analyzed as follows:

€ thousands	2004	2003	±%
Loans			
Performing	25 855 312	21 525 694	+20.1%
Non-performing	1 377 367	1 413 702	-2.6%
	27 232 679	**22 939 396**	**+18.7%**
Provisions	(1 098 431)	(1 051 796)	+4.4%
NPLs/ Gross Loans (%)	5.06%	6.16%	-110 bps
net NPLs/ Gross Loans (%)	1.02%	1.58%	-56 bps
Provision coverage (%)	79.75%	74.40%	+535 bps

Note 5 Provisions for loan losses

€ thousands	Balance 31.12.03	FX revaluation	Write-offs 2004	Provisions 2004 (1)	Balance 31.12.04
Total	1 051 796	[illegible]	[illegible]		

Note 6 Debt securities and other fixed-income securities

€ thousands	2004	2003	±%
Government bonds:			
Greek government	9 958 236	12 605 011	-21.0%
Other sovereigns	538 885	2 273 277	-76.3%
	10 497 121	**14 878 288**	**-29.4%**
Corporate bonds:			
Greek corporations	83 920	409 214	-79.5%
Foreign corporations	974 368	840 199	+16.0%
Greek banks	136 458	148 408	-8.1%
Foreign banks	179 010	354 976	-49.6%
	1 373 756	**1 752 797**	**-21.6%**
Other fixed-income securities	795 572	1 116 797	-28.8%
Total	**12 666 449**	**17 747 882**	**-28.6%**

Note 7 Intangible assets

€ thousands	2004	2003	±%
Establishment cost	20 231	19 590	+3.3%
Goodwill	76	76	-
Other intangible assets	321 553	277 218	+16.0%
Intangible assets before amortization	**341 860**	**296 884**	**+15.1%**
Amortization	(228 023)	(182 574)	+24.9%
Total	**113 837**	**114 310**	**-0.4%**

Note 8 Tangible assets

In 2004, real estate of the Bank was revalued in accordance with article 19 of L.3296/2004, producing capital gains of €4 957 thousand.

€ thousands	2004	2003	±%
Land	589 523	586 841	+0.5%
Buildings	746 909	737 549	+1.3%
Depreciation	(298 865)	(260 839)	+14.6%
	448 044	**476 710**	**-6.0%**
Furniture, computers and other equipment	420 861	404 731	+4.0%
Depreciation	(334 634)	(301 554)	+11.0%
	86 227	**103 177**	**-16.4%**
Other tangible assets	33 004	26 227	+25.8%
Depreciation	(21 444)	(18 657)	+14.9%
	11 560	**7 570**	**+52.7%**
Fixed assets under construction and prepayments	29 706	26 866	+10.6%
Total	**1 165 060**	**1 201 164**	**-3.0%**

Note 9 Other assets

€ thousands	2004	2003	±%
Fixed assets acquired through auctions[1]	116 046	98 786	+17.5%
Tax payments and other recoverable taxes	196 986	202 183	-2.6%
Other	320 267	304 985	+5.0%
Total	**633 299**	**605 954**	**+4.5%**

(1) In 2004, the Bank revalued fixed assets acquired through foreclosures pursuant to the provisions of article 19 of Law 3296/2004. The gain from the revaluation amounted to €22 481 thousand.

Note 10 Prepayments and accrued income

€ thousands	2004	2003	±%
Prepayments	88 254	105 654	-16.5%
Accrued income	240 884	187 145	+28.7%
Total	**329 138**	**292 799**	**+12.4%**

Note 11 Amounts owed to credit institutions

€ thousands	2004	2003	±%
Deposits by credit institutions: Current account	150 297	141 406	+6.3%
Time deposits	1 738 489	5 450 705	-68.1%
	1 888 786	**5 592 111**	**-66.2%**
Repos	4 520 093	3 911 837	+15.5%
Amounts owed to Central Bank	6 204	157 530	-96.1%
Total	**6 415 083**	**9 661 478**	**-33.6%**

Note 12 Amounts owed to customers

€ thousands	2004	2003	±%
Current accounts	4 980 073	4 443 359	+12.1%
Savings accounts	25 360 459	23 768 373	+6.7%
Time deposits	7 886 787	8 320 837	-5.2%
Other deposits	291 479	284 934	+2.3%
Total deposits	**38 518 798**	**36 817 503**	**+4.6%**
Repos	2 112 390	1 989 415	+6.2%
Other amounts owed to customers	177 397	171 258	+3.6%
Total	**40 808 585**	**38 978 176**	**+4.7%**

Note 13 Debts evidenced by certificates

€ thousands	2004	2003	±%
Bonds	26 880	6 814	+294.5%
Former NMB bank bonds	9 911	11 205	-11.5%
Other bank bonds	18 702	13 850	+35.0%
Total	**55 493**	**31 869**	**+74.1%**

Note 14 Other liabilities

€ thousands	2004	2003	±%
Tax and duties payable	172 845	197 658	-12.6%
Amounts owed to pension funds	7 957	9 908	-19.7%
Amounts arising from collections on behalf of third parties	39 278	116 410	-66.3%
Dividends payable	216 825	179 929	+20.5%
Other liabilities	751 739	711 127	+5.7%
Total	**1 188 644**	**1 215 032**	**-2.2%**

Note 15 Accruals and deferred income

€ thousands	2004	2003	±%
Accruals	81 191	86 994	-6.7%
Deferred expenses	168 754	139 078	+21.3%
Total	**249 945**	**226 072**	**+10.6%**

Note 16 Provisions for liabilities, charges and general banking risks

€ thousands	2004	2003	±%
Provisions for employees pensions and similar obligations	25 734	23 686	+8.6%
Provisions for taxes other than income tax	5 184	4 745	+9.3%
Other provisions	18 528	12 856	+44.1%
Total provisions	**49 446**	**41 287**	**+19.8%**

Note 17 Subordinated liabilities

In 2002, NBG Finance Plc, a subsidiary of NBG, arranged a subordinated debt issue of €750 million guaranteed by the parent bank. The amount raised forms part of Tier II capital.

Note 18 Hybrid (Tier I) capital

NBG Funding Ltd, a special purpose subsidiary of NBG established in 2003, has issued hybrid bonds worth €832 149 thousand, of which €350 000 thousand was issued in 2003 and €482 149 thousand (US$180 000 thousand) in 2004. These bonds count as Tier I capital. In February 2005, NBG Funding issued another hybrid bond raising €230 000 thousand.

Note 19 Equity

The movement for the Group equity is as follows:

€ millions	Paid up capital	Share premium	Reserves	Retained earnings	Consolidation differences	Minority interests	Own shares	Total
Balance 31.12.03	**1 147.8**	**32.4**	**1 424.1**	**307.2**	**(446.3)**	**145.4**	**(179.3)**	**2 431.3**
Previous year's profit			(0.6)	(431.8)		0.2		**(432.2)**
Gains from property revaluation L.2065/92			38.4					**38.4**
Capitalized reserve L.3229/2004	344.3		(344.3)					**0.0**
Appropriation account			138.7	504.8		(21.3)		**622.2**
FX differences			(0.1)	(6.9)	0.1			**(6.9)**
Consolidation of subsidiaries using the equity method				10.7	(9.3)			**1.4**
(Purchase)/Sale of own shares							(26.2)	**(26.2)**
Increase in participations					(13.4)			**(13.4)**
Tax audit differences				(4.5)				**(4.5)**
Compound past due interest			(15.2)					**(15.2)**
Valuation of subsidiaries' portfolio			(27.5)	(26.6)				**(54.1)**
Capitalization tax			(10.6)					**(10.6)**
Other			(15.5)	7.4				**(8.1)**
Balance 31.12.04	**1 492.1**	**32.4**	**1 187.4**	**360.3**	**(468.9)**	**124.3**	**(205.5)**	**2 522.1**

Note 20 Interest receivable and similar income

€ thousands	2004	2003	±%
Interest income from interbank placements	1 443 005	1 158 574	+24.6%
Interest income from bonds	664 208	631 154	+5.2%
Interest income from loans	493 536	571 208	-13.6%
Other interest income	27 048	89 707	-69.8%
Total	**2 627 797**	**2 450 643**	**+7.2%**

Note 21 Interest payable and similar charges

€ thousands	2004	2003	±%
Interest on customer deposits	386 507	390 246	-1.0%
Interest on interbank deposits	519 260	542 929	-4.4%
Repos	173 980	182 094	-4.5%
Loan and deposit contributions	80 932	68 272	+18.5%
Other interest payments	48 355	33 794	+43.1%
Total	**1 209 034**	**1 217 335**	**-0.7%**

Note 22 Income from securities

€ thousands	2004	2003	±%
Dividend income from shares	12 017	9 265	+29.7%
Dividend income from participating interests	3 448	9 490	-63.7%
Dividend income from affiliated undertakings	1 571	3 947	-60.2%
Dividend income from associates	32 197	-	-
Total	**49 233**	**22 702**	**+116.9%**

Note 23 Commissions receivable

€ thousands	2004	2003	±%
Retail [1]	184 334	165 745	+11.2%
Corporate [2]	83 095	68 461	+21.4%
Investment banking [3]	55 206	63 658	-13.3%
Asset management	42 231	37 554	+12.5%
Other [4]	109 879	103 167	+6.5%
Total	**474 745**	**438 585**	**+8.2%**

(1) *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

(2) *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

(3) *Commissions on investment operations, custodian services, and brokerage.*

(4) *Commissions on fund transfers, FX transactions and other intermediation charges.*

Note 24 Commissions payable

€ thousands	2004	2003	±%
Consumer factoring	35 337	24 320	+45.3%
Credit cards	15 619	11 754	+32.9%
Brokerage	4 038	3 833	+5.3%
Other	21 937	19 698	+11.4%
Total	**76 931**	**59 605**	**+29.1%**

Note 25 Trading gains

€ thousands	2004	2003	±%
Bond trading and hedging	19 495	40 464	-51.8%
Derivatives trading	(505)	1 566	-132.2%
FX trading	37 012	32 045	+15.5%
Equity trading	67 871	33 412	+103.1%
Trading expenses	(3 231)	(4 295)	-24.8%
Total	**120 642**	**103 192**	**+16.9%**

Note 26 Other operating income

€ thousands	2004	2003	±%
Income from other activities & safe deposit box charges	5 015	6 051	-17.1%
Rentals	5 835	5 919	-1.4%
Third-party services	15 172	13 899	+9.2%
Total	**26 022**	**25 869**	**+0.6%**

Note 27 Depreciation of fixed assets

€ thousands	2004	2003	±%
Buildings	32 444	28 666	+13.2%
Furniture and electronic equipment	46 300	48 793	-5.1%
Machinery, transport and other tangibles	2 594	1 915	+35.5%
Software and other intangibles	47 329	35 488	+33.4%
Total	**128 667**	**114 862**	**+12.0%**

5.3 LIST OF BANK'S PARTICIPATION

Companies of the financial sector included in the consolidated financial statements of the NBG Group as at 31.12.2004 (€ thousands).

S/N	NAME	Bank's participation			Equity	Net profit/ (loss)	NBG's book value of shares	Group's book value of shares
		Direct	Indirect	Total				
1	National Investment S.A.	46.42%	-	46.42%	190 297	42 185	158 140	158 140
2	National Securities S.A.	100.00%	-	100.00%	22 789	7 740	18 170	18 170
3	Ethniki Kefalaiou S.A.	100.00%	-	100.00%	268 218	67 106	3 326	3 326
4	Diethniki S.A.	81.00%	19.00%	100.00%	14 116	22 724	11 029	11 176
5	National Management and Organization Co.	100.00%	-	100.00%	23 933	9 098	23 328	23 328
6	Ethniki Leasing S.A.	93.33%	6.67%	100.00%	34 740	3 505	29 055	29 348
7	Ethniki Mutual Find Management S.A.	100.00%	-	100.00%	1 083	(94)	1 175	1 175
8	Ethniki Venture Capital S.A.	-	100.00%	100.00%	1 600	634	-	271
9	National Regional Development Co. of Northern Greece	65.00%	-	65.00%	8 076	(284)	4 068	4 068
10	NBG Balkan Fund Ltd	100.00%	-	100.00%	218	38	500	500
11	NBG Greek Fund Ltd	100.00%	-	100.00%	8 274	(466)	15 000	15 000
12	ETEBA Emerging Markets Fund Ltd	100.00%	-	100.00%	109	(31)	147	147
13	ETEBA Estate Fund Ltd	100.00%	-	100.00%	109	(31)	147	147
14	ETEBA Venture Capital Management Company Ltd	100.00%	-	100.00%	17	23	18	18
15	NBG Bancassurance SA	99.70%	0.30%	100.00%	723	229	300	301
16	Atlantic Bank of New York	100.00%	-	100.00%	162 074	42 979	50 916	50 916
17	National Bank of Greece (Canada)	100.00%	-	100.00%	30 331	3 926	16 338	16 338
18	The South African Bank of Athens Ltd	91.41%	8.06%	99.47%	5 990	(927)	14 874	15 943
19	National Bank of Greece (Cyprus) LTD	100.00%	-	100.00%	64 578	4 652	39 655	39 655
20	National Securities Cyprus LTD	-	100.00%	100.00%	2	0	-	155
21	NBG Management Services Ltd	100.00%	-	100.00%	2 084	147	948	948
22	Stopanska Banka AD, Skopje	71.20%	-	71.20%	57 763	285	72 010	72 010
23	United Bulgarian Bank AD, Sofia	99.91%	-	99.91%	175 656	45 043	239 076	239 076
24	NBG International Ltd	100.00%	-	100.00%	22 268	1 311	9 928	9 928
25	NBG International Inc	-	100.00%	100.00%	654	(202)	-	8 721
26	NBGI Private Equity Ltd	-	100.00%	100.00%	160	28	-	142
27	NBG Finance Plc	100.00%	-	100.00%	629	499	71	71
28	Interlease AD (Sofia)	87.50%	-	87.50%	4 576	3 229	941	941
29	ETEBA Bulgaria AD	92.00%	8.00%	100.00%	375	(8)	546	590
30	ETEBA Romania SA	100.00%	-	100.00%	367	12	879	879
31	ETEBA Advisory SRL	-	100.00%	100.00%	(1)	(3)	-	89
32	NBGI Jersey Ltd	-	100.00%	100.00%	6	44	-	-
33	NBG Luxembourg Holding SA	94.67%	5.33%	100.00%	1 144	717	71	75
34	NBG Luxfinance Holding SA	94.67%	5.33%	100.00%	1 624	529	71	75
35	Innovative Ventures S.A. (I-VEN)	-	100.00%	100.00%	5 333	(189)	-	4 304
36	NBG Funding Ltd	100.00%		100.00%	99	62	10	10
37	Banca Romaneasca SA	90.87%	-	90.87%	22 240	6 839	33 719	33 719

CHAPTER 6

FINANCIAL STATEMENTS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand euro)

ASSETS		2004			2003	
1. Cash in hand, balances with central banks			813 769			985 435
2. Treasury bills and other bills eligible for refinancing with central banks						
a. Treasury bills and similar securities			118 689			74 581
3. Loans and advances to credit institutions						
a. Repayable on demand		41 115			24 077	
b. Other loans and advances		4 901 299			5 024 280	
c. Reverse Repos		3 621 608	8 564 022		3 284 991	8 333 348
4. Loans and advances to customers		24 159 710				20 168 326
Less: Provisions for doubtful debts		(947 491)	23 212 219		(869 449)	19 298 877
5. Debt securities including fixed-income securities						
a. Government		10 125 754			14 596 587	
b1. Corporate		1 129 451			1 627 469	
b2. Other issuers		48 980	11 304 185		68 195	16 292 251
6. Shares and other variable-yield securities			330 404			327 982
7. Participating interests			286 769			291 395
8. Shares in affiliated undertakings			1 745 459			1 637 024
9. Intangible assets						
a. Establishment and formation expenses		7 469			5 682	
c. Other intangible assets		252 087			215 525	
Less: Amortisation of intangible assets		(183 103)	76 453		(152 456)	68 751
10. Tangible assets						
a. Land		567 924			566 594	
b. Buildings	650 850			632 697		
Less: Depreciation of buildings	(272 284)	378 566		(234 775)	397 922	
c. Furniture, electronic & other equipment	286 552			279 537		
Less: Depreciation of furniture, electronic & other equipment	(238 233)	48 319		(221 602)	57 935	
d. Other tangible assets	10 872			11 004		
Less: Depreciation of other tangible assets	(7 777)	3 095		(7 361)	3 643	
e. Fixed assets under construction and advances		20 537	1 018 441		16 743	1 042 837
13. Other assets			536 190			501 571
14. Prepayments and accrued income			295 478			262 429
TOTAL ASSETS			48 302 078			49 116 481

OFF-BALANCE SHEET ITEMS	2004		2003	
1. Contingent liabilities		35 798 384		29 931 178
2. Commitments arising on sale and repurchase agreements		8 041		—
3. Other off-balance sheet items				
a. Items in custody and safekeeping	5 223 884		2 624 243	
b. Commitments from bilateral contracts	8 452 442		7 268 876	
c. Credit memo accounts	2 898 776	16 575 102	11 289 896	21 183 015
TOTAL OFF-BALANCE SHEET ITEMS		52 381 527		51 114 193

LIABILITIES		2004			2003	
1. Amounts owed to credit institutions						
a. Repayable on demand		157 959			115 188	
b. Time and at notice		1 566 111			5 487 561	
c. Repos		4 023 229	5 747 299		3 308 960	8 911 709
2. Amounts owed to customers						
a. Deposits		34 842 742			33 289 760	
b. Other liabilities		163 535			154 689	
c. Repos		2 168 797	37 175 074		1 994 847	35 439 296
3. Debts evidenced by certificates						
a. Debt securities in issue		489			873	
b. Other		10 373	10 862		11 867	12 740
4. Other liabilities			896 812			901 951
5. Accrued expenses and deferred income			208 848			186 324
6. Provisions for liabilities and charges						
a. Provisions for staff pensions and similar obligations		4 540			1 513	
b. Provisions for taxation		5 067			4 250	
c. Other provisions		13 502	23 109		8 655	14 418
6A. Provisions for general banking risks			5 761			5 761
7. Subordinated liabilities			1 582 149			1 100 000
Shareholders' Equity:						
8. Paid-up capital		1 492 090			1 147 761	
9. Share premium account		32 393			32 393	
10. Reserves						
a. Statutory reserve	189 628			176 884		
b. Extraordinary reserves	70 043			70 043		
c. Tax-exempt reserves	534 483			493 592		
d. Special tax-exempt reserve (article 15 of Law 3229/2004)	27 984			382 937		
e. Own shares reserve	—	822 138		283	1 123 739	
11. Fixed asset revaluation surplus		105 550			9 350	
12. Retained earnings		229 511			231 322	
13. Own shares		(29 518)	2 652 164		(283)	2 544 282
TOTAL LIABILITIES			48 302 078			49 116 481

NOTES:

1. Following a decision of the Annual General Meeting of the Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by €344 329 thousand, through the capitalization of an equal amount of the land and buildings revaluation surplus with the issuance of 76 517 426 new ordinary shares.
2. In 2004, the Bank, in accordance with the provisions of article 19 of Law 3296/14.12.2004, revalued its land and buildings with a resulting revaluation surplus of €27 438 thousand.
3. In 2004, the Bank revalued its securities and participating interests portfolio on an aggregate basis to the lower of its acquisition cost and market price, in accordance with paragraph 6a of article 43 of Codified Law 2190/1920, whereas in 2003 the Bank revalued its securities and participating interests portfolio by applying the provisions of article 15 of Law 3229/2004.
4. The Bank's fixed assets were free of liens or encumbrances as at 31.12.2004.
5. The total number of persons employed by the Bank in Greece and abroad as at 31.12.2004 was 13 234, following the voluntary early retirement scheme which 1 511 employees took advantage of.
6. Certain items of 31.12.2003 were reclassified in order to be comparable with the corresponding items in the financial statements of 31.12.2004.
7. According to the four-digit National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

PROFIT AND LOSS ACCOUNT		2004			2003	
1.Interest receivable and similar income						
- Interest income on fixed-income securities	435 948			518 495		
- Other interest and similar income	1 878 741	2 314 689		1 685 297	2 203 792	
2. Interest payable and similar charges		(1 108 924)	1 205 765		(1 132 023)	1 071 769
3. Income on securities						
a. Shares and other variable-yield securities	4 586			2 958		
b. Participating interests	13 687			9 361		
c. Shares in affiliated undertakings	61 828	80 101		21 250	33 569	
4. Commissions receivable		325 083	405 184		303 284	336 853
			1 610 949			1 408 622
5. Commissions payable			(106 822)			(86 894)
			1 504 127			1 321 728
6. Net profit on financial operations		63 714			72 762	
7. Other operating income		14 775	78 489		15 615	88 377
Total income			1 582 616			1 410 105
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(422 804)			(399 091)		
- Social security costs	(157 403)			(148 407)		
- Other charges	(56 942)	(637 149)		(55 185)	(602 683)	
b. Other administrative expenses						
- Taxes and duties	(34 074)			(34 860)		
- Service fees	(87 081)			(86 595)		
- Other fees to third parties	(85 873)	(207 028)	(844 177)	(86 692)	(208 147)	(810 830)
			738 439			599 275
9. Fixed asset depreciation and amortisation charges		(89 192)			(83 146)	
10. Other operating charges		(14 763)	(103 955)		(13 817)	(96 963)
Profit on ordinary activities before provisions			634 484			502 312
11+12.Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(135 000)			(127 500)
Profit on ordinary activities before tax			499 484			374 812
15. Extraordinary income		10 278			13 107	
16. Extraordinary charges		(9 275)			(11 600)	
17. Extraordinary profit		19 616	20 619		32 402	33 909
Profit before tax and early retirement scheme			520 103			408 721
Cost of voluntary early retirement scheme			(108 876)			—
18. Profit before tax			411 227			**408 721**

APPROPRIATION ACCOUNT

	2004	2003
Profit before tax	411 227	408 721
Add: Prior years' retained earnings brought forward	231 322	218 647
Less: Prior years' tax differences	(4 505)	(56)
Add: Distributable reserves	283	1 104
	638 327	628 416
Less:		
1. Income tax	(103 960)	(114 874)
2. Other taxes not included in operating expenses	(7 908)	(5 364)
Distributable profit	526 459	508 178
Appropriation of profit		
1. Statutory reserve	12 744	13 107
2. Statutory dividend	84 749	87 164
2a. Additional dividend	113 322	78 619
3. Reserve of compensated state expropriations	822	9 510
6. Tax-exempt reserves	5 026	2 264
6b. Specially taxed reserves	50 235	71 142
7. Board of Directors' fees	50	50
7a. Staff bonus	30 000	15 000
8. Retained earnings carried forward	229 511	231 322
	526 459	508 178

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS

AUDITOR'S REPORT

To the Shareholders of National Bank of Greece S.A.
We have audited the Financial Statements, the related notes thereto and the Cash Flow Statement of the National Bank of Greece S.A. for the year ended 31 December 2004. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece, were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants. The books and records of the Bank were made available to us and we were provided with all necessary information and clarifications we requested with respect to the audit. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks. There was no change in the accounting policies compared with those of the previous year except for that disclosed under note (3) to the Balance Sheet. We agreed the contents of the Board of Director's Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, the above Financial Statements, the notes thereto and the Cash Flow Statement, which derive from the Bank's books and records present the asset structure, the financial position of the Bank as at 31 December 2004 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece and are consistent with those applied in the previous year.

Athens, 24 February 2005
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

GEORGIOS D. KAMBANIS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004

(In thousand euro)

ASSETS		2004			2003	
1. Cash in hand, balances with central banks			1 123 434			1 280 563
2. Treasury bills and other bills eligible for refinancing with central banks						
a. Treasury bills and similar securities			150 415			106 157
3. Loans and advances to credit institutions						
a. Repayable on demand		39 031			44 624	
b. Other loans and advances		4 940 990			5 125 618	
c) Reverse Repos		3 816 995	8 797 016		3 507 175	8 677 417
4. Loans and advances to customers		27 410 876			23 112 925	
Less:Provisions for doubtful debts		(1 098 431)	26 312 445		(1 051 796)	22 061 129
5. Debt securities including fixed-income securities						
a. Government		10 497 121			14 878 288	
b1. Corporate		1 373 756			1 752 797	
b2. Other issuers		795 572	12 666 449		1 116 797	17 747 882
6. Shares and other variable-yield securities			640 779			657 578
7. Participating interests			223 273			202 696
8. Shares in affiliated undertakings			722 049			743 243
9. Intangible assets						
a. Establishment and formation expenses		20 231			19 590	
b. Goodwill		76			76	
c. Other intangible assets		321 553			277 218	
Less: Amortisation of intangible assets		(228 023)	113 837		(182 574)	114 310
10. Tangible assets						
a. Land		589 523			586 841	
b. Buildings	746 909			737 549		
Less: Depreciation of buildings	(298 865)	448 044		(260 839)	476 710	
c. Furniture, electronic & other equipment	420 861			404 731		
Less: Depreciation of furniture, electronic & other equipment	(334 634)	86 227		(301 554)	103 177	
d. Other tangible assets	33 004			26 227		
Less: Depreciation of other tangible assets	(21 444)	11 560		(18 657)	7 570	
e. Fixed assets under construction and advances		29 706	1 165 060		26 866	1 201 164
13. Other assets			633 299			605 954
14. Prepayments and accrued income			329 138			292 799
TOTAL ASSETS			52 877 194			53 690 892

OFF-BALANCE SHEET ITEMS	2004		2003	
1. Contingent liabilities		36 707 000		30 437 728
2. Commitments arising on sale and repurchase agreements		18 142		6 843
3. Other off-balance sheet items				
a. Items in custody and safekeeping	7 755 546		4 649 970	
b. Commitments from bilateral contracts	8 875 717		7 565 380	
c. Credit memo accounts	3 291 317	19 922 580	11 687 465	23 902 815
TOTAL OFF-BALANCE SHEET ITEMS		56 647 722		54 347 386

LIABILITIES		2004			2003	
1. Amounts owed to credit institutions						
a. Repayable on demand		150 297			141 406	
b. Time and at notice		1 744 693			5 608 235	
c. Repos		4 520 093	6 415 083		3 911 837	9 661 478
2. Amounts owed to customers						
a. Deposits		38 518 798			36 817 503	
b. Other liabilities		177 397			171 258	
c. Repos		2 112 390	40 808 585		1 989 415	38 978 176
3. Debts evidenced by certificates						
a. Debt securities in issue		26 880			6 814	
b. Other		28 613	55 493		25 055	31 869
4. Other liabilities			1 188 644			1 215 032
5. Accrued expenses and deferred income			249 945			226 072
6. Provisions for liabilities and charges						
a. Provisions for staff pensions and similar obligations		25 734			23 686	
b. Provisions for taxation		5 184			4 745	
c. Other provisions		18 528	49 446		12 856	41 287
6A. Provisions for general banking risks			5 761			5 761
7. Subordinated liabilities			750 000			750 000
7A. Hybrid capital (BoG circulars No 17/2002 and 21/2004)			832 149			350 000
Shareholders' Equity:						
8. Paid-up capital		1 492 090			1 147 761	
9. Share premium account		32 393			32 393	
10. Reserves						
a. Statutory reserve	207 582			208 143		
b. Extraordinary reserves	155 798			140 824		
c. Tax-exempt reserves	741 207			668 774		
d. Special tax-exempt reserve (article 15 of Law 3229/2004)	27 984			382 937		
e. Own shares reserve	—	1 132 571		283	1 400 961	
11. Fixed asset revaluation surplus		52 133			20 472	
11a. Fixed asset investment subsidy		2 700			2 700	
12. Retained earnings		360 290			307 210	
13. Consolidation differences		(468 876)			(446 337)	
14. Minority interests		124 269			145 382	
15. Own shares		(205 482)	2 522 088		(179 325)	2 431 217
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			52 877 194			53 690 892

NOTES::

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) Innovative Ventures S.A., 36) NBG Funding Ltd and 37) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2003, NBG Asset Management S.A.S. and NBG International Asset Management S.A.S. were liquidated in 2004 and are excluded from the consolidated statements of 31.12.2004.

B) Non-financial sector subsidiaries and associated companies are included in the consolidated financial statements of 31.12.2004 using the equity method of accounting.

C) In 2004, National Bank of Greece S.A. revalued its securities and participating interests portfolio on an aggregate basis to the lower of its acquisition cost and market price, in accordance with paragraph 6a of article 43 of Codified Law 2190/1920, whereas in 2003 National Bank of Greece S.A. revalued its securities and participating interests portfolio by applying the provisions of article 15 of Law 3229/2004.

D) Own shares amounting to €205 482 thousand are presented as a deduction from equity in accordance with revised IAS 32 "Financial Instruments – disclosure and presentation".

E) Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies "Ethniki" Leasing S.A. and Interlease A.D. (Sofia) were reclassified in accordance with IAS 17 "Leases".

F) Fixed assets of the NBG Group were free of liens and encumbrances as at 31.12.2004.

G) The total number of persons employed by the NBG Group as at 31.12.2004 was 19 189, following NBG's voluntary early retirement scheme which 1 511 employees took advantage of.

H) The accounting principles followed by the NBG Group have not changed since the preceding accounting period.

I) Certain items in 31.12.2003 were reclassified so as to be comparable with the corresponding items of 31.12.2004.

J) Balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 31.12.2004.

K) Following a decision of the Annual General Meeting of its Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by €344 329 thousand, through the capitalization of an equal amount of the land and buildings revaluation

PROFIT AND LOSS ACCOUNT

		2004			2003	
1. Interest receivable and similar income						
- Interest income on fixed-income securities	493 536			571 208		
- Other interest and similar income	2 134 261	2 627 797		1 879 435	2 450 643	
2. Interest payable and similar charges		(1 209 034)	1 418 763		(1 217 335)	1 233 308
3. Income on securities						
a. Shares and other variable-yield securities		12 017		9 265		
b. Participating interests	3 448			9 490		
c. Shares in affiliated undertakings	1 571	17 036		3 947	22 702	
3A. Income from associates		32 197			—	
4. Commissions receivable		474 745	523 978		438 585	461 287
			1 942 741			1 694 595
5. Commissions payable			(76 931)			(59 605)
			1 865 810			1 634 990
6. Net profit on financial operations		120 642			103 192	
7. Other operating income		26 022	146 664		25 869	129 061
Total income			2 012 474			1 764 051
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(514 017)			(487 965)		
- Social security costs	(174 032)			(159 875)		
- Other charges	(69 369)	(757 418)		(70 913)	(718 753)	
b. Other administrative expenses						
- Taxes and duties	(42 843)			(44 357)		
- Service fees	(127 923)			(122 170)		
- Other fees to third parties	(127 252)	(298 018)	(1 055 436)	(124 730)	(291 257)	(1 010 010)
			957 038			754 041
9. Fixed asset depreciation and amortisation charges		(128 667)			(114 862)	
10. Other operating charges		(15 706)	(144 373)		(14 444)	(129 306)
Profit on ordinary activities before provisions			812 665			624 735
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(177 869)			(147 780)
Profit on ordinary activities before tax			634 796			476 955
15. Extraordinary income		24 756			30 977	
16. Extraordinary charges		(11 695)			(13 235)	
17. Extraordinary profit		37 997	51 058		38 289	56 031
18. Profit before tax, minority interests and early retirement scheme			685 854			532 986
Minority interests			(23 436)			(11 985)
Profit before tax and voluntary early retirement scheme			662 418			521 001
Cost of voluntary early retirement scheme			(108 876)			—
Profit before tax			553 542			521 001
Taxes						
Income Tax		(154 176)			(153 824)	
Other taxes not included in operating expenses		(8 345)			(7 320)	
Differences in tax obligations from previous periods		(5 258)			(626)	
Minority taxes		604	(167 175)		1 084	(160 686)
Group profit after tax			386 367			360 315

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 "For Sociétés Anonymes" of the 11th consolidated Balance Sheet, consolidated Profit and Loss Account, the related notes thereto and consolidated cash flow statement of the National Bank of Greece S.A Group of companies for the year ended 31 December 2004. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants, and we agreed the contents of the Directors' Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which represent 1.56% of consolidated total assets and 1.57% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied upon to express our opinion, to the extent they relate to the amounts included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for that disclosed under note (c) to the Consolidated Balance Sheet, the asset structure, the financial position, the consolidated results and consolidated cash flow of operations of all the companies included in the consolidated Financial Statements as at 31 December 2004.

Athens, 24 February 2005
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

GEORGIOS D. KAMBANIS
Reg. No 10761
DELOITTE

AUDIT COMMITTEE REPORT TO SHAREHOLDERS

In May 2004, the new Board of Directors of the Bank appointed (by Decision 1238/18.5.2004) three full members of the Audit Committee: George Lanaras as Chairman, Stefanos Pantzopoulos as Vice-Chairman and Advisor on US Securities and Exchange Commission matters, and Professor Ploutarchos Sakellaris. Professor Ioannis Vartholomaios and Drakoulis Fountoukakos were appointed as substitute members. All Committee members are non-executive members of the Board of Directors of the Bank, and their term of office is due to expire on 30 June 2006.

The Audit Committee convened seven times in 2004, compared with four meetings in 2003. It is charged with the task of supervising the work of internal auditors, reviewing the results of such audits and, in particular, the efficiency and effectiveness of the Group's financial reporting, as well as the adequacy and efficiency of NBG's System of Internal Controls. The Committee works closely with the Chief Internal Auditor to develop and fine-tune, on an ongoing basis, controls for the Group as a whole.

The Audit Committee, in its capacity as an independent body, held meetings with the certified auditors of the Bank and the Group in order to effectively anticipate problems and review the progress of controls. The auditors presented the financial statements and answered questions put to them by members of the Committee. The Committee also met regularly with the Bank's financial division to ensure that the procedures for drawing up the financial statements and reports of the Bank are adequate and effective. The Bank's external and internal auditors informed the Audit Committee that their controls did not reveal any substantial issue that could materially affect the financial statements and smooth operation of the Bank. The relevant meetings of the internal and external auditors with the Committee took place without the presence of Board Members.

The Committee was informed also of the work of the Bank's Reporting and Transparency Committee, which reports to executive Board members of the Bank and the Chief Financial and Operations Officer regarding the accuracy and fullness of financial data and the effectiveness of procedures and controls aiming at providing timely, accurate and full reporting whereby they can provide certification to this effect to the US Securities and Exchange Commission (SEC-20F), for which they bear full responsibility.

The Committee held meetings with various General Managers of the Bank on matters relating to its task. All members of the Committee, full and substitute, attended almost all the meetings, the minutes of which are on record. Members did not disagree on any key issue.

The Committee deems that its collaboration with the individuals and bodies called to report to it was entirely satisfactory and gave rise to no problems in its task.

The Audit Committee reports on its activities on a quarterly basis to the Board of Directors and informs them of its observations.

George Lanaras

Stefanos Pantzopoulos

INVITATION
TO THE BANK'S ORDINARY GENERAL MEETING OF SHAREHOLDERS
to be held on Tuesday, 17 May 2005, at 12:00 noon

Pursuant to the provisions for Sociétés Anonymes (Companies' Act 2190/1920) and for dematerialized shares (Law 2396/96), and to the Bank's Articles of Association (Article 11) and Board of Directors' resolution dated 12 April 2005, the Shareholders of banking Société Anonyme National Bank of Greece S.A., whose registered office is at Eolou 86, Athens, Greece, are invited to the Bank's Ordinary General Meeting to be held at 12:00 noon on Tuesday, 17 May 2005, at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Submission for approval of the Board of Directors' and the Auditors' Reports on the annual financial statements for the financial year 2004 (i.e. 1 January 2004 – 31 December 2004).

2. Submission for approval of the annual financial statements for the year 2004 (i.e. 1 January 2004 – 31 December 2004). Approval of dividend.

3. Discharge of the members of the Board of Directors and the Auditors of National Bank of Greece from any liability for indemnity regarding the Bank's annual financial statements and management for the year 2004 (i.e. 1 January 2004 – 31 December 2004).

4. Approval of the remuneration received by the Bank's Board of Directors for the financial year 2004 (pursuant to Companies' Act 2190/1920 Article 24, par. 2), and determination of their remuneration for the year 2005.

5. Determination of the remuneration of non-executive members of the Board of Directors in their capacity as members of the Audit Committee for the year 2005.

6. Approval of the members of the Board of Directors', General Managers' and Managers' participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Companies' Act 2190/1920, Article 23, par. 1 and the Bank's Articles of Association, Article 30, par. 1).

7. Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank's financial statements and the Group's consolidated financial statements, and determination of their remuneration, for 2005.

8. Approval of own shares buy-back program in accordance with Article 16, par. 5 et seq. of Companies' Act 2190/1920.

9. Appointment of independent members of the Board of Directors.

10. Approval of a stock options program enabling the executive members of the Board of Directors, management officers and staff of National Bank of Greece and its affiliated companies to acquire shares of the Bank, pursuant to Companies' Act 2190/1920 Article 13 par. 9, as amended.

11. Announcements and other business.

According to the law and the Bank's Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1. Shareholders of dematerialized shares not held in the Special Securities Account with the Central Securities

S.A. and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 11 May 2005).

2. Shareholders of dematerialized shares which are held with the Central Securities Depository S.A. in a Special Securities Account should have their shares blocked, in all or in part, directly through the Central Securities Depository S.A., by written declaration; the relevant certification issued to the Shareholders by the above-mentioned institution will subsequently be submitted by them to the Bank (Head Office, network branches or the Shareholders Department at Eolou 93, Athens) at least five (5) days before the date of the General Meeting (i.e. by Wednesday, 11 May 2005).

3. Shareholders of non-dematerialized shares or depository documents will have to deposit them with the Bank (Head Office and network branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by Wednesday, 11 May 2005). Shareholders abroad should deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank. They should also ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalization documents to the Bank, according to the law, within the same time limits as above, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should also be submitted to the Bank by Wednesday, 11 May 2005.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorize the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos. +30 210-3343414/16/21/24/26/28/60/94, and Fax. Nos. +30 210-3343404/06/10).

Athens, 12 April 2005
By order of the Board of Directors

NBG Chairman and Chief Executive Officer

EFSTRATIOS-GEORGIOS ARAPOGLOU

CONTACT INFORMATION

NATIONAL BANK OF GREECE S.A.
Eolou 86, 102 32 Athens
Tel: 210 3341000 Fax: 210 4806510 telex: 021/4931-38 NBG GR
http://www.nbg.gr

	TELEPHONE	TELEFAX	WEBSITE
SHAREHOLDER ENQUIRIES:			
Secretariat Division	210-3343411-2	210-3343404	www.nbg.gr
Domestic shareholders	210-3343460 210-3343425	210-3343406	
Overseas shareholders	210-3343421 210-3343426 210-3343416	210-3343410	
Overseas stock-exchange relations	210-3343428	210-3343449	
SPECIAL BANKING SERVICES:			
Investor Relations	210-3341620	210-3341670	www.nbg.gr
Treasury Division	210-3328803-4	210-3328850	
Dealing - Room	210-3328815-7	210-3328820	
International Division I	210-3695931-2	210-3695930	
Southeast Europe and Eastern Mediterranean	210-3695853	210-3695694	
International Division II	210-3695825-6	210-3695799	
Other countries	210-3695938	210-3695960	
Correspondent Banking	210-3340454	210-3340463	
Payment systems	210-3340229	210-3340102	
Private Banking Division	210-3664144	210-3664140	
Business Credit Division	210-7727551/336	210-7727447	
Small Business Loans Division	210-7727677	210-7727664	
Corporate Finance Division	210-3343217	210-3341134	
Structured & International Finance Division	210-3341122	210-3341179	
Mortgage Lending Division	210-3695331	210-3695350	
Consumer Credit Division	210-9306201-2	210-9306233	
Shipping Finance Division	210-4144101	210-4144120	
Shipping Branch	210-4144000-1	210-4144005	
INVESTMENT BANKING SERVICES:			
Capital Markets Division	210-3347037	210-3347040	www.nbg.gr
Project Finance Division	210-3347062	210-3347060	
National Investment S.A.	210-3228401/8536	210-3223425	www.ethnex.gr
STOCK BROKING SERVICES:			
National Securities S.A.	210-3328500	210-3328565	www.e-x.gr
CUSTODIAN SERVICES:			
Domestic customers	210-3340261/0267	210-3340273	www.nbg.gr
Overseas customers	210-3340281/0283	210-3340311	
VENTURE CAPITAL SERVICES:			
NBG Venture Capital S.A.	210-3319560	210-3319569	www.nbgvc.gr
LEASING SERVICES:			
Ethniki Leasing S.A.	210-3314800-5	210-3314819	www.ethnolease.gr
FACTORING SERVICES:	210-3348312	210-3348318	www.nbg.gr
Business Credit Division	210-3348306-7		
MUTUAL FUNDS:			
Diethniki Mutual Fund Management S.A.	210-3347400	210-3218514	www.diethniki.gr
CREDIT CARD SERVICES:			
National Management & Organization Co. S.A (ETHNOKARTA)	210-9503500	210-9522057	www.ethnokarta.gr
INSURANCE SERVICES:			
Ethniki Hellenic General Insurance Co. S.A.	210-3299000	210-3299111	www.ethniki-asfalistiki.gr
REAL ESTATE AND STORAGE SERVICES:			
Ethniki Kefalaiou S.A.	210-3340850	210-3217905	
National Real Estate S.A.	210-5500000	210-5551429	www.ethnodata.gr/ethnak
EKTENEPOL Urban Planning S.A.	210-3210558	210-3213011	
COMPUTING SERVICES:			
Ethnodata S.A.	210-4806771	210-4806815	www.ethnodata.gr

	TELEPHONE	TELEFAX	WEBSITE
INTERNATIONAL OFFICES:			
ALBANIA			
Tirana	(0035542) 33612	33613	www.nbg.gr
	31625		
AUSTRALIA			
Melbourne	(00613) 93489255	93489755	www.nbg.gr
Sydney	(00612) 92477456-7	92514321	
BULGARIA			
Sofia	(003592) 9816749	9814184	www.nbg.gr
EGYPT			
Cairo	(00202) 3380065	3370579	www.nbg.gr
ROMANIA			
Bucharest	(004021) 3302124	3301945	www.nbg.gr
	3301152		
SERBIA & MONTENEGRO			
Belgrade (from abroad)	(0038111) 3019910	3019936	www.nbg.gr
(from Greece)	210 3342518		
SWEDEN			
Stockholm	(00468) 6114863	6117118	
TURKEY			
Istanbul	(0090212) 2906330-4	2906335	
UNITED KINGDOM			
London	(0044207) 6263222	9290989	www.nbg.gr
Channel Islands (Guernsey)	(00441481) 720800	711710	
INTERNATIONAL SUBSIDIARY BANKS:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	(003592) 8112800	9880822	www.ubb.bg
Interlease AD, Sofia	(003592) 9718282	9718172	www.interlease.bg
CANADA			
National Bank of Greece (Canada)	(001514) 9541522	9541620	www.nbgbank.com
CYPRUS			
National Bank of Greece (Cyprus) LTD	(00357) 22840000	22840015	
FYROM			
Stopanska Banka AD Skopje	(003892) 3295295	3114503	www.stb.com.mk
ROMANIA			
Banca Romaneasca SA	(004021) 3059300	3059584	www.banca-romaneasca.ro
Garanta SA (Insurance)	(004021) 3079971	3079970	www.garanta.ro
SOUTH AFRICA			
The South African Bank of Athens Ltd.	(002711) 8321211	8381001	www.bankofathens.co.za
UNITED KINGDOM			
NBG International Ltd (financial and investment consulting)	(0044207) 6615654	6615667	www.nbgi.co.uk.
U.S.A.			
Atlantic Bank of New York	(001212) 6955400	9679049	www.abny.com

ANNUAL REPORT ENQUIRIES:

NATIONAL BANK OF GREECE

(Reg. No 6062/06/B/86/01)
86 Eolou St., 102 32 Athens
Tel: 210 334 1000, Fax: 210 334 2235
Telex: 021 4625, 4626, 4627 NBG GR
http://www.nbg.gr

NATIONAL BANK OF GREECE

www.nbg.gr

ISSN:1108-6750

REPORT OF SOCIAL ACTIVITIES 2004

NATIONAL BANK
OF GREECE

MESSAGE FROM THE CHAIRMAN AND CEO

National Bank of Greece remains committed to maintaining its strong social profile, and is keen to promote and uphold long-standing social values. At NBG we are fully aware that economic growth only acquires real meaning when the community as a whole benefits from the fruits of that growth.

In 2004 we were again active in many branches of social life. We supported actions in the sphere of education, science, the arts and the environment, thereby reinforcing social solidarity. We contributed to the preservation and improvement of the architectural environment, and gave substantial support to literary and artistic production.

The growth of an organization such as NBG is not merely a quantitative matter; it is also qualitative. For this reason, the Bank continues to spend considerable sums on upgrading the skills and potential of its personnel, organizing a large number of training programs. To this end, it rewards the efforts of its staff to improve performance through the application of various incentives and bonus packages.

In this year's Report of Social Activities *we outline the diverse involvement of the Bank in the social sphere, its contribution the community as a whole and its concern to promote cultural creativity and prosperity.*

Takis Arapoglou

Chairman and Chief Executive Officer, National Bank of Greece

THE BANK'S STAFF IN NUMBERS

Within the context of our ongoing restructuring program throughout our branches and our efforts to upgrade our offering of services, we are concerned above all to strengthen the capabilities and potential of our network.

In this light, we completed the recruitment process that began with a hiring competition held in October 2003, while we held a new competition in December 2004. Furthermore, we also recruited new employees in line with Law 2643/98 for mandatory hirings (6 individuals with special needs, and others).

In 2004, we implemented a voluntary retirement program by which a total of 1 500 employees left the Bank.

At 31 December 2004, the Bank's staff was distributed as follows: of the total of 13 234 staff, 12 702 were employed in Greece and 532 hired locally at the Bank's overseas units (at 31 December 2003, the corresponding figure for the Bank's staff was 14 631, comprising 14 161 in Greece, plus 470 at overseas units).

NBG WORKFORCE 1979-2004 *


2004
12 702
2003
14 161
2002
14 196
2001
14 881
2000
15 432
1999
15 744
1998
15 984**
1997
14 475
1996
14 832
1995
15 178
1994
14 579
1993
14 122
1992
14 556
1991
14 779
1990
15 058
1989
15 896
1988
15 997
1987
16 000
1986
16 082
1985
16 125
1984
15 389
1983
13 346
1982
13 326
1981
12 566
1980
11 695
1979
11 242
0
2 000
4 000
6 000
8 000
10 000
12 000
14 000
16 000
18 000

* The figures in the chart represent Bank staff hired in Greece. They do not include staff recruited locally by its units abroad or by the other companies of its Group.

** The increase in staff figures in 1998 reflects the merger with National Mortgage Bank.

BREAKDOWN OF NBG STAFF*
CENTRAL OFFICES AND BRANCH NETWORK
AT 31.12.2004
(Number and percentage)



34.66%
65.34%

TOTAL	12 702	100%
CENTRAL OFFICES	4 403	34.66%
BRANCH NETWORK	8 299	65.34%



0.19%
43.33%
56.48%

BRANCHES		
ATHENS-PIRAEUS	3 596	43.33%
REST OF GREECE	4 687	56.48%
ABROAD	16	0.19%

BREAKDOWN OF NBG STAFF*
BY QUALIFICATION AT 31.12.2004
(number and percentage)



6.20%
14.27%
27.46%
5.23%
46.84%

EDUCATION	**NUMBER**	**% of TOTAL**
ELEMENTARY	1 813	14.27%
HIGH SCHOOL	5 949	46.84%
COLLEGE	665	5.23%
UNIVERSITY	3 488	27.46%
POSTGRADUATE	787	6.20%
TOTAL	12 702	100.00%

* The figures in the chart represent Bank staff hired in Greece. They do not include staff recruited locally by its units abroad or by the other companies of its Group.

BREAKDOWN OF NBG STAFF* BY GENDER AT 31.12.2004

(number and percentage)

Men	7 245	57.04%
Women	5 457	42.96%


57.04%
42.96%

BREAKDOWN OF NBG STAFF* YEARS OF SERVICE AT 31.12.2004

(number and percentage)

YEARS OF SERVICE	NUMBER	% OF TOTAL
0-5	1 160	9.13%
5-10	1 654	13.02%
10-15	1 240	9.76%
15-20	2 504	19.71%
20-25	3 975	31.30%
25-30	1 598	12.58%
30-35	545	4.29%
35+	26	0.21%
TOTAL	12 702	100.00%


4.29%
0.21%
9.13%
12.58%
13.02%
9.76%
31.30%
19.71%

* The figures in the chart represent Bank staff hired in Greece. They do not include staff recruited locally by its units abroad or by the other companies of its Group.

DEVELOPMENT OF HUMAN RESOURCES

In 2004, we continued our efforts to upgrade our services offering, the quality of customer service, and the effectiveness of communications both internally and externally. We implemented a wide range of selection and training programs with a view to identifying and developing the skills and potential of our human resources. Specifically:

Staff selection: Our programs for (a) general evaluation of staff capabilities and skills, and (b) selection of employees and managerial staff for various posts, job responsibilities and specializations both aimed at enhancing the bank's leverage of its human capital.

Staff training: By means of our diverse professional training programs, we provided for the further vocational development of our clerks and officers, enhancing their professional potential and qualifications across a broad range of banking and other skills.

As we sharpen our focus on our customers, we are placing particular emphasis on enhancing the reliability and imagination of our workforce. To this end, in 2004 we ran a variety of staff training programs aiming at improving sales techniques and maximizing, on a daily basis, staff skills in reaching out to customers.

Special staff selection and training programs were run for staff at our units in neighboring Balkan countries with a view to enhancing the Bank's standing in SE Europe.

Last year we also continued to run alternative training methods, such as the distance-learning program providing basic training skills for new recruits with a number of changes and improvements to the teaching materials. At the same time, existing material is being replaced by material in new, electronic form (e-Book) as Human Resource web pages on the Bank's Intranet (as of September 2004). We also ran seminars on new computer applications via the Internet, Intranet and email.

Also in 2004, we provided a wide range of support for those members of staff who wish to pursue post-graduate studies and accredited courses in specialist professional fields or to enhance their foreign language skills.

STAFF TRAINING

In 2004, the Bank's Human Resources Development programs presented the following activities and participation:

a) Staff participation in **in-house training** programs: 11 113 participants in 889 courses).

b Staff participation in external training programs in Greece and abroad, and in postgraduate and foreign language courses: 2 465 participants.

c) Training for regular staff at NBG branches abroad and NBG subsidiary companies, and for contracted associates: 503 participants in 37 courses and training events.

d) Collaboration with higher education institutions for student trainee experience at Bank units: 35 participants - 1 085 days.

Furthermore, with a view to contributing to the promotion of the Bank's image and operations, the bank's **Staff Training Unit:**

- Participated again in the **Youth Entrepreneurship Program**, which was implemented at a number of Athens and regional schools, in collaboration with the Teacher Training Institute of the Ministry of Education, and the Federation of Greek Industries. The program seeks to enhance student awareness of the way markets and businesses operate. The Staff Training Unit also ran presentations at 6 schools (in Athens, Sindos, Tinos, Edessa, Preveza, and Efxinoupoli) in collaboration with teaching staff at these schools. The Bank's Board of Directors also approved (14 October 2004) the Training Unit's membership of the newly launched Youth Entrepreneurship Association.

- In response to a request by the 47th Middle School of Athens we ran a presentation at the school on the Greek Banking System as part of the school's career orientation course.

- In response to a request by the Directorate of European and International Relations, Department of European Programs, of the Organization for Vocational Training, and as part of the EU Leonardo da Vinci vocational training action program and, specifically, the study visits measure, we undertook to run an information seminar for 12 representatives and experts on vocational training from various European banks vis-a-vis the training carried out at National Bank of Greece.

- The Human Resources Division also hosted (at its premises in Omirou Street, Central Athens) events organized by outside bodies such as the Hellenic Open University, consultations between teachers and students of various departments, and the Athens Laboratory for Business Administration (of which the Bank is a member) for the Professional MBA program and MSc in Business for Lawyers. By means of this support, the Human Resources Division has facilitated the dissemination of academic and specialized vocational expertise by high status organizations operating in Greece.

- We also gave university students the opportunity to acquire practical experience at the Bank.

- We supported academic research, with assistance to students carrying out research projects. Through its active collaboration with universities, the Bank enhances its social role and provides essential support to the emerging generation of scientists and academics. Within this context, assistance was provided to students at the Economics Faculty of Athens University, the University of the Aegean, the Panteion University, and the University of Piraeus.



In recognition of our staff's dedication to the Bank's business objectives, we continued to give practical substance to our concern for the welfare of the staff, supporting our employees both on an individual and family basis through a wide range of facilities and benefits. These include allowances for family housing, maternity, nursery school and home help, child benefits (paid through to completion of military service in the case of boys) and children's summer camps.

The Bank is highly conscious of its social role. As a result, it enhances its employees' and retired employees' income by means of low-rate personal loans, social benefits, financial support to seriously ill employees, and benefits to spouses and children of employees deceased while in Bank employment. Furthermore, the Bank continues to insure its entire staff with Ethniki Hellenic General Insurance in a group life and total/partial disability scheme.

It also awards prizes to employees' children who excel in high school, university, or post-graduate studies, and supports staff unions and associations in their activities, including cultural events, sports, career guidance and Christmas presents to employees' children.

As provided for in the 2004 Collective Labor Agreement, the Bank's Management, in recognition of the staff's contribution to profitability and the promotion of the Group's operations in 2003, decided to pay out a special grade-weighted bonus to all staff. Furthermore, the Bank's Board decided (2 September 2004) to offer a voluntary retirement package to staff wishing to retire early (this package was open until 31 December 2004).


Ντον Τζοβάννι
ΝΤΟΝ ΤΖΟΒΑΝΝΙ
ΜΕΓΑΡΟ ΜΟΥΣΙΚΗΣ ΑΘΗΝΩΝ 2003-2004
ΔΗΜΟΣ ΕΧΕΔΩΡΟΥ MUNICIPALITY OF ECHEDOROS
ΠΟΛΙΤΙΣΤΙΚΟΣ ΟΡΓΑΝΙΣΜΟΣ CULTURAL ORGANIZATION
7th ΔΙΕΘΝΗΣ ΣΥΝΑΝΤΗΣΗ ΝΕΑΝΙΚΩΝ ΟΡΧΗΣΤΡΩΝ
INTERNATIONAL YOUTH BAND FESTIVAL
10 Φεστιβάλ χορού
Ιούλιος July
ΚΕΝΤΡΟ ΤΕΧΝΩΝ ΧΑΛΑΝΔΡΙΟΥ
ΚΥΚΛΟΣ ΕΝΑΡΚΤΗΡΙΩΝ ΕΚΔΗΛΩΣΕΩΝ
ΔΗΜΟΣ ΘΕΣΣΑΛΟΝΙΚΗΣ
ΔΗΜΟΣ ΚΟΥΦΑΛΙΩΝ
GIUSEPPE VERDI
La Traviata
ΧΟΡΗΓΟΣ
di Lammermoor
Gaetano Do..izetti
ΜΕΓΑΡΟ ΜΟΥΣΙΚΗΣ ΘΕΣΣΑΛΟΝΙΚΗΣ
ΔΗΜΗΤΡΙΑ
Χορωδιακή Συναυλία
31 ΟΚΤΩΒΡΙΟΥ 2004
ΑΛΕΞΗΣ ΖΟΡΜΠΑΣ
του Μίκη Θεοδωράκη
ΕΡΤ3
ΕΘΝΙΚΗ ΤΡΑΠΕΖΑ ΤΗΣ ΕΛΛΑΔΟΣ



ΜΕΓΑΛΕΣ ΟΡΧΗΣΤΡΕΣ ΜΕΓΑΛΟΙ ΜΑΕΣΤΡΟΙ

We have always stood by cultural and social institutions and last year further enhanced our contribution to the community through a broad range of activities, including support for the arts, science, research, sports, environmental protection and humanitarian causes.

In 2004, we gave substantial support to cultural and artistic expression in Greece, sponsoring performances, musical and operatic events, the visual arts, exhibitions and dance festivals. At the same time the Bank played a role in the preservation of the Greek cultural heritage by lending support to architectural studies, the completion of monument restoration and conservation projects, and the publication of specialist books.

Responding to the concerns of the community and keen to contribute to social cohesion, we provided assistance to well-regarded social organizations and bodies, supporting health-related projects and care for the disabled.

True to our longstanding support for research, science and education, we have consistently facilitated access to knowledge by sponsoring conferences and research, and awarding prizes and scholarships to various educational bodies. Moreover, we support the publication of books and other printed materials, enriching the libraries at educational and other social institutions, and providing computer equipment to schools and other bodies.

Our sponsorship activity in the field of sports was particularly evident last year with the Athens Olympics. We were the official sponsors of the Greek Weightlifting team and the Ensemble gymnastics team, and also provided material and moral support to the disabled athletes participating in the Athens 2004 Paralympics. Furthermore, the Bank sponsored various sports associations and supported the organization of international sports meetings.

Fully aware of the importance of environmental protection for the community at large and sustainable growth, and endeavoring to mitigate the environmental consequences of its activities, the Bank supported the work of various environmental bodies and has stepped up recycling of large quantities of waste paper and metal generated by the Group's network as well as recycling of obsolete computer equipment.

In 2004, the Bank's overall sponsorship in favor of third parties totaled approximately € 4.8 million, while the contribution to similar causes by the rest of the Group amounted to € 626.4K. The main fields to which the Bank contributed are outlined below:


ΑΘΗΝΑ, ΘΕΑΤΡΟ ΚΝΩΣΣΟΣ 7-14 ΝΟΕΜΒΡΙΟΥ 2004
5η ΔΙΕΘΝΗΣ ΣΥΝΑΝΤΗΣΗ
ΑΡΧΑΙΟΛΟΓΙΚΗΣ ΤΑΙΝΙΑΣ


ΤΟ ΕΡΓΟ
ΤΟΥ ΕΛΛΗΝΙΚΟΥ ΙΝΣΤΙΤΟΥΤΟΥ
ΒΥΖΑΝΤΙΝΩΝ ΚΑΙ
ΜΕΤΑΒΥΖΑΝΤΙΝΩΝ ΣΠΟΥΔΩΝ
ΒΕΝΕΤΙΑΣ


Ίδρυμα Τηνιακού Πολιτισμού
842 00 Τήνος, Κυκλάδες
Cultural Foundation of Tinos
842 00 Tinos, Cyclades
Duration of the Exhibition: 8 May - 29 August 2004
Tel.: 22830 - 29070
Fax: 22830 - 29134
Web site: www.ltip.gr
Guided tours upon rendez-vous.
BENAKI MUSEUM







Culture and the arts

Support for theatrical performances, musical and operatic events, the visual arts, exhibitions, dance festivals.

Environment

Support for environmental educational programs and bodies working to protect the environment.

History - Cultural Heritage



- Funding to support the preservation and promotion of the country's cultural heritage and the restoration and conservation of monuments.
- Funding of studies and specialist publications.

Science - Research - Education

➢ Sponsorship of prizes, scholarships and research.

➢ Support for scientific events, mainly conferences covering a wide range of scientific fields, such as medicine, law, philosophy and so on.

➢ Sponsorship of publications and specialist books.

Social Issues

➢ Assistance to bodies that deal with social issues.

➢ Support for various social groups and the disabled.

Sports

➢ Sponsorship of sports federations, including the Greek Weightlifting Federation, teams such as the Ensemble gymnastics team, and individual athletes, in view of the 2004 Olympic and Paralympic Games.

➢ Sponsorship of international sports meetings.


άλκηστις πρωτοψάλτη
Πέμπτη 30 Σεπτεμβρίου 2004 ώρα 20.30
SOLIDARITY
DEVELOPMENT ORGANIZATION
S.D.O
Κέντρο πρώτης παρέμβασης
"SOLIDARITY"
NGO OF THE CHURCH OF GREECE
ΚΡΑΥΓΗ ΣΙΩΠΗΣ
SCREAM OF SILENCE
MEDECINS DU MONDE · GREECE


NBG





Economics (Studies - Events)

➢ Support of conferences and other events related to investment, finance and economics.

➢ Studies related to economics, publication of specialist books.


WCIT
Serbia & Montenegro
Summit
ibss
2004

Furthermore:

➢ The Bank donated publications produced by its Cultural Foundation, its Historical Archive and others, for the enrichment of libraries of schools located in remote or border areas, expatriate communities and other social institutions.

➢ We supplied computing equipment to educational, social, missionary and environmental institutions.

➢ We facilitated fund-raising campaigns and the distribution via our network of printed matter of major national and international charity organizations such as Unicef, the WWF, Child's Smile (charity for the support of children with cancer), and others.

➢ We granted use of the Atrium of the Melas Building and the Amphitheatre of the Karatzas Building to individual customers, various high-profile organizations, unions and associations wishing to host events and conferences, in the context of their expanding business relationship with the Bank.

➢ We granted the premises of the Melas Building for use by Athens 2004 for the needs of the Olympic Cycling Event in the center of Athens during the Olympic Games.





Events

In 2004, many NBG-organized events took place, the most important of which were the following:

- The NBG Chairman and CEO held a reception for selected customers at the premier of "La Traviata", within the context of the Bank's sponsorship of performances at the Athens Concert Hall.
- Business dinners were held at the Vati Building, in Piraeus, during the Posidonia 2004 International Maritime Exhibition.
- In cooperation with the Marketing Division, NBG supported a hospitality event, with guests from Greece and other Balkan countries during the Athens 2004 Olympics.
- The Bank participated in conferences held by The Economist, Euromoney Conferences, the Hellenic-American Chamber of Commerce, and Naftemporiki.

Publications

The Bank's publishing work, for the year 2004 includes:

- The release of its in-house staff magazine *EMEIS kai i Trapeza* as part of our ongoing effort to keep staff informed of the Bank's activities and, more generally, financial and cultural developments in Greece and abroad.
- The re-printing and distribution of all books published by the NBG Cultural Foundation and the Bank to bookstores and universities.

The Bank also produced a large number of periodical publications dealing mainly with financial and economic issues.

Works of Art

In 2004, within the framework of its cultural activities the Bank:

- Received, insured, installed and made an electronic record of its new works of art.
- Continued to photograph digitally and update its electronic records of its works of art.
- Lent or granted selected works of art from its art collection, as well as digital photographs of the same, to recognized bodies for exhibitions, particularly in regions.


2004
AEGEAN REGATTA
AEGEAN REGATTA

ENVIRONMENTAL POLICY - HEALTH AND SAFETY IN THE WORKPLACE


ΩΡΑ ΓΙΑ ΠΕΡΙΒΑΛΛΟΝ

The Bank's deep concern for environmental issues is reflected in its belief that the implementation of a corporate environmental policy constitutes a cornerstone of proper corporate behavior and contributes to sustainable growth.

In 2004 NBG's longstanding initiatives were organized under an integrated and documented Environmental Policy Management System based on ISO 14001. The Bank's environmental policy reflects its commitment to conform to the relevant legislation and to implement and constantly improve the system itself.

The System's purpose is to mitigate the effects of the Bank's operations and its business activities on the environment, thereby enhancing its environmental performance.

Our programs aim to:

- Save energy and reduce air pollution
- Rationalize work-related travel and commuting
- Effectively manage paper and waste
- Adopt environmental standards in procurements
- Analyze and assess environmental risks involved in our financing operations.

Interventions in Buildings

The Bank renovates its buildings in order to improve their operation and appearance and ensure their compatibility and harmoniousness with the surrounding area.

In 2004, the Bank's network restructuring program, which involved overall building renovations, was completed. State-of-the-art technology and new trends in construction were adopted, such as the use of refrigerators that run on environmentally friendly Freon R407 and R410, the gradual withdrawal of Halon fire-extinguisher systems, the use of natural gas both in heating installations in 2 buildings in Athens and 5 buildings in Thessaloniki, and in air conditioning installations in 1 building in Athens.

Energy saving and air-pollution reduction

Integrated energy planning, which focuses on reducing air-pollution, rationalizing the use of natural resources, improving working conditions and living standards within the framework of viable growth is a priority for the Bank. We have therefore taken a number of steps to rationalize the use and management of natural resources and save energy, particularly in buildings housing our central administration units.

The program was implemented on the basis of electricity and heating-oil consumption criteria. Accordingly, energy guzzling electromechanical equipment was replaced, Building Management Systems (BMS) or simpler automation systems were installed, and small or medium-scale interventions in the building shell and the electromechanical installations were effected.

The Bank provides for the systematic maintenance of its buildings' electromechanical installations. Specifically, we signed air-conditioning (heating-cooling-ventilation) maintenance agreements for the buildings of our branches and other small Bank buildings. In the case of our larger buildings we have drawn up full maintenance and management agreements.

The plan to substitute heating oil with natural gas in 9 central administration buildings in Athens (34% of the total building area of the Bank) was also initiated. The financial and technical surveys are now close to completion. We intend to put the plan into effect on the basis of the results of these studies, and as the Gas Company (EPA Attica) implements its program to expand the natural gas network in Attica.

Work-related travel

Within the context of our Environmental Policy we intend to rationalize work-related travel and commuting.

In 2004, staff travel for training purposes was reduced by 11%, owing to the fact that more training events were held in regional centers and distance-learning programs were developed.

More specifically:

➢41 seminars were held in 15 regional cities, besides those at our training centers in Athens, Thessaloniki, Patras and Larissa. Thus, the 634 trainees were able to attend training with only a minimum of travel.

➢40 distance-learning programs on 5 different themes were developed.

Moreover, we installed a videoconference system to facilitate the tasks of the Credit Committee. Thus, officers from different cities can now participate in the Committee without having to travel to Athens.

Likewise, the Bank launched 10 new Internet Banking applications to facilitate its clientele by enabling them to perform transactions via the Internet, without needing to visit Bank premises.

Effective management of paper

The Bank focuses on effective paper management so as to mitigate the environmental impact of its paper consumption, principally by increasing the quantity of waste paper recycled and reducing overall paper consumption.

As regards paper recycling, 350 tones were recycled in 2004 (27.6 kg per employee), compared with 349 tones in 2003 (25 kg per employee) and 241 tones in 2002 (17 kg per employee). These quantities are archive material. Meanwhile, a new program was devised and implemented for the recycling of daily waste paper.

The reduction of paper consumption in 2004 was achieved primarily through increased use of computers and computing systems.

Specifically:

➢ Electronic file transfer - EΘNOfiles to and from customers was improved.

➢ New Internet Banking applications were introduced, to facilitate transactions by customers, such as the electronic system for periodical payments, mass credit transactions, collection of debts in favor of third parties, reception of electronic data.

➢ E-Book teaching materials, where the textbooks for distance-learning programs are becoming digitalized, are gradually replacing current printed matter.

➢ The system for electronic distribution and search of circulars, manuals and other documents was upgraded (for updating and communications with staff).

➢ A study on electronic movement of correspondence was completed and it is expected that the system will be introduced and in operation in 2005. It should be noted that correspondence currently distributed by conventional post amounted to 6.3 million pages in 2003.

➢ 250 forms were withdrawn (21% of the total printed forms in use).

Effective management of equipment and procurements

The Bank systematically monitors the rational use and disposal of electronic and other equipment including office furniture, following their primary use, aiming at alternative management of such equipment.

Within the framework of this program and in line with its current needs, the Bank reused the same electronic equipment in its units. Moreover, environmental standards were adopted in procurements. The electronic equipment supplied to the Bank in 2004 is equipped with energy saving and noise reduction systems or provides for economizing on materials such as paper.

The Bank cooperated with its suppliers to ensure compliance with the legislative framework on collective systems of alternative management and disposal of obsolete equipment and to identify the environmental impact of the equipment.

The replacement of 600 ATMs has started and should be completed in 2006. In 2004 the first 200 ATMs were replaced pursuant to the contractual agreement with NBG suppliers that the ATMs will be disposed of in an environment-friendly way.

In 2004, 278 tons of obsolete electronic equipment were recycled (compared with 97 tons in 2003). 53% of the obsolete office furniture was sold to third parties for re-use.

The Bank donated, once again, electronic equipment worth € 91 600 (computers, printers, photocopiers, fax machines, and others) and furniture worth € 20 400 (namely 37% of the total furniture withdrawn) to schools, associations, non-profit organizations, and its staff.

Caring for the environment in our financing operations

As part of our Financing and Environment Policy, the Bank asesses potential environmental impacts deriving from its borrowers activities. When evaluating a customer's credit rating in the context of our credit policy, we consider also the environmental risks that may derive from the customer's activities and take into account any risk affecting our corporate image and reputation.

Since the beginning of 2004, the credit rating of medium-sized and large enterprises (with over € 2.5 million turnover) is performed as per Moody's Risk Advisor model, which includes rating indices related to the environmental effects and risks of the businesses' activities, in compliance with EIRIS ratings.

NBG actively supports the developing market of Renewable Energy Sources, and currently holds over 60% of the Greek market in related credit. Furthermore, since 1997 a special task force has been working to handle the processing and approval of financing related to such investments.

In 2004, our disbursements to Renewable Energy Source projects totaled € 30.8 million. These projects included aeolic parks, small hydroelectric plants and a biogas power station.

Last year we also financed private investments related to the Regional Business Programs of CSF III for SMEs taking steps to protect the environment, such as energy saving, use of alternative energy sources, environment-friendly waste management, and so on.

The Bank actively participates in funding large or small-scale privately financed developmental projects in Greece and abroad. These projects aim at upgrading infrastructures (mainly roads, bridges, and energy projects) and improving conditions in urban areas (parking lots), with a substantial contribution to the protection and preservation of the environment, mainly by saving energy and reducing pollution. We also participated in funding some important privately financed projects in Greece, including the Athens ringroad, the new International Athens Airport and the Rio-Antirio Bridge.


Η ΕΦΑΡΜΟΓΗ ΤΩΝ ΑΝΑΝΕΩΣΙΜΩΝ ΠΗΓΩΝ ΕΝΕΡΓΕΙΑΣ
Προοπτικές και Προτεραιότητες προς το Στόχο του 2010
ΕΛΛΗΝΙΚΗ ΕΤΑΙΡΙΑ ΠΡΟΣΤΑΣΙΑΣ ΤΗΣ ΦΥΣΗΣ
Πρόγραμμα Περιβαλλοντικής Εκπαίδευσης
Στην αυλή των Οικολογικών Σχολείων... σαν στο σπίτι μας!


Young reporters
Νέοι Δημοσιογράφοι
Ένα διεθνές δίκτυο περιβαλλοντικής εκπαίδευσης
www.youngreporters.org

In response to the general need to renew the world's shipping fleet, we are also concerned to make effective investments in Greek shipping. We invest in the building of new oceangoing tankers in line with international treaties and regulations on environmental protection, focusing in particular on quality shipping and preventive pollution measures for oceangoing tankers.

Financing for viable growth and the environment

For yet another year, we sponsored organizations working for viable growth and environmental protection. These included:

➢The Gaia Center - Goulandri Natural History Museum, with the implementation of a special environmental program on enhancing awareness among young people regarding critical environmental problems.

➢The Hellenic Society for the Protection of Nature, with the implementation of Environmental Education Programs titled "New Reporters for the Environment" and "The School Playground: as if at home".

➢The Municipality of Kerkini, with the organization of the ecology festival "On the banks of Kerkini" on the protection of the ecosystem and forwarding proposals for the development of eco-tourism.

➢The Renewable Energy Sources Unit of the Athens Polytechnic School, with the organization of the third National Convention on "Application of Renewable Energy Sources - Prospects and Priorities to the Target of 2010".

Moreover, as a corporate member of the Hellenic Association for the Protection of the Marine Environment, we support initiatives aiming at instilling and nurturing environmental awareness throughout the shipping industry, to help it meet the requirements of legislation on safety and pollution at sea.

Health and Safety

National Bank of Greece acknowledges the priority of health and safety issues throughout the organization, so as to ensure a safe and pleasant working environment and to prevent potential occupational hazards.

In 2004, within the framework of the operation of NBG's Internal Protection and Prevention Service (IPPS), Safety Technicians and Workplace Doctors visited various units of the Bank to coordinate and supervise the services offered throughout its premises (more than 700 buildings). Likewise, the IPPS monitored the compliance of all NBG units with the Safety Technicians' and Workplace Doctors' remarks and, principally, with the recommendations of the Labor Inspectorate Office.

Furthermore, in 2004, pursuant to the provisions of legislative decree 17/1974, the Contingency Planning Service prepared Regulations for the organization of the Bank's 102 Independent Foundations, and coordinated actions for compliance with contingency planning and fire protection measures throughout the Bank (signs - civil defense teams - fire detection systems - fire protection teams - fire-extinguishers and their maintenance - training of fire protection teams as well as of the rest of the staff). Moreover, controls were carried out to assess the adequacy and appropriateness of more than 5 500 fire-extinguishers at the Bank's units and overall compliance with the reports of the Inspectorate Committees of the Ministry of Public Order and the Fire Service.

Finally, in implementation of Joint Ministerial Decision 16289/330/1999 (Government Gazette 987/B/1999) and EC Regulation 2037/2000, 516 Halon fire-extinguishers were replaced by carbon dioxide extinguishers for reasons of environmental protection, while the use of diluted chlorine bleach at the central administration buildings was drastically reduced, being replaced by alternative environment-friendly substances.

The **National Bank Cultural Foundation (MIET)** continued in 2004 its substantial contribution to the country's artistic and cultural life, undertaking remarkable initiatives in the arts and in publishing, receiving funding of € 1.1 m from the Bank.

Specifically, the following book titles were released in Greek:

◈ Sophocles, *Oedipus at Colonus* (translated into Modern Greek by D.N. Maronitis)

◈ K.I. Despotopoulos et al., *About Politics*

◈ A. Vourloumis, *Notebooks*

◈ A. Giakoumatos, *Modern Greek Architecture: Patroklos Karantinos*

◈ J.M. Camp, *The Athenian Agora: Excavations in the Heart of Classical Athens*

◈ R. Hirschon, *Heirs of the Greek Catastrophe: the Social Life of Asia Minor Refugees in Piraeus*

◈ M. & K. Hesychakis, *Cretan Sources of Theotokopoulos' (El Greco's) Humanism*

◈ H. Blanck, *Einführung in das Privatleben der Griechen und Römer*

◈ Kallinikos III, Patriarch of Constantinople, *Incidents During and After the Exile and Letters in Verse*

◈ G. Dimou, *Engravings, Drawings, Texts, Letters*

◈ E. Ch. Kasdaglis, *Skalathyrmata (essays on typography, literature, photography, engraving and painting)*

◈ F. Prayon, *Die Etrusker: Geschichte, Religion, Kunst*

◈ Bordwell / Thompson, *Film art: an Introduction*

◈ G. Hering, *Die politischen Parteien in Griechenland, 1821-1936 (vol. I & II)*

In addition, 14 titles, several of which have been through many reprints over the years, were again reprinted in Greek:

◈ *Seferis at Famagusta Gate*

◈ D. Papachryssanthou, *Monastic Life at Athos*

◈ A.P. Kazhdan / A.W. Epstein, *Change in Byzantine Culture in the 11th and 12th c.*



◈ M. Llewellyn Smith, *Ionian vision: Greece in Asia Minor 1919-1922*

◈ D. Nicholas, *The Evolution of the Medieval World: Society, Government and Thought in Europe 312-1500*

◈ H.J. Rose, *A History of Latin Literature (vol. II)*

◈ S. Tsotsoros, *The Formation of Industrial Capital in Greece (vol. II)*

◈ G. Lefebvre, *Révolution Française*

◈ E.H. Gombrich, *The History of Art*

◈ E. Mioni, *Introduzione alla Paleografia Greca*

◈ L. Politis, *A History of Modern Greek Literature*

◈ P. Kitromilidis, *Iossipos Misiodax*

◈ H. Hunger, *Die hochsprachliche profane Literatur der Byzantiner*

◈ M. Derruau, *Géographie Humaine*

Eighty-six titles were selected as textbooks by 73 Greek university departments and distributed to no less than 28 227 students, while the Foundation's two bookstores, in Athens and Thessaloniki, held for yet another year its sales program "February: month of discounts". Likewise, MIET participated in the Book Fair with its own stand.

The Foundation also organized art events all over Greece. Specifically, it held exhibitions in Athens, Thessaloniki, Patras and Kozani. These included:

➢"Yannis Tsarouhis: Painting and Theatre, Parallel Paths"

➢Assadur Bakharian, a retrospective

➢Andreas Vourloumis, "The daily life of a painter", a retrospective

➢George Seferis, Photography

➢Demosthenis Kokkinidis, "War and Violence 1964-1967", an exhibition of paintings

➢Georgis Dimas, "Engravings and Drawings", a retrospective

➢Greek engravers of the 20th century


GUNNAR HERING
ΤΑ ΠΟΛΙΤΙΚΑ ΚΟΜΜΑΤΑ ΣΤΗΝ ΕΛΛΑΔΑ 1821-1936
ΜΟΡΦΩΤΙΚΟ ΙΔΡΥΜΑ ΕΘΝΙΚΗΣ ΤΡΑΠΕΖΗΣ


ΑΡΧΑΙΑ ΑΓΟΡΑ
ΟΙ ΑΝΑΣΚΑΦΕΣ ΣΤΗΝ ΚΑΡΔΙΑ ΤΗΣ ΚΛΑΣΙΚΗΣ ΠΟΛΗΣ
ΜΟΡΦΩΤΙΚΟ ΙΔΡΥΜΑ ΕΘΝΙΚΗΣ ΤΡΑΠΕΖΗΣ


ΕΜΜΑΝΟΥΗΛ ΡΟΪΔΗΣ
ΑΘΗΣΑΥΡΙΣΤΑ ΚΕΙΜΕΝΑ
1882-1885
ΠΑΝ. ΜΟΥΛΛΑΣ
ΑΘΗΝΑ 2005

The Foundation also organized presentations where eminent writers and artists were invited to speak, including:

➢I. Sykoutris, "Essays and Articles in German"

➢Sophocles, "Oedipus at Colonus" (translated into Modern Greek by D.N. Maronitis)

➢A. Giakoumatos, "Modern Greek Architecture: Patroklos Karantinos"

➢"Maps of the Venetian Republic and the Greek Region by Venetian Cartographers", from the collections of the Museo della Bonifica de San Donà di Piave and of MIET's Greek Map Archive

➢The MIET publishing program.

Furthermore, as trustee of the "Alexis Minotis Bequest in Memory of Katina Paxinou", the Foundation awarded two scholarships abroad (for an opera director and a theater technician) and two scholarships for the Athens University Theater Studies department.




ΑΘΗΝΑΙΚΟΝ

During 2004, the **Historical and Palaeographical Archive of MIET**:

➢Participated:

- In conferences and meetings held in Grottaferrata (Italy), Helsinki and Rome in the context of the Rinascimento Virtuale, a European scientific project aiming at cataloguing and studying palimpsest manuscripts located in Greek libraries.
- In the European project "Byzantine Greeks between the East and the West" organized by the Tor Vergata University of Rome and the Millennium Committee of Saint Nile, founder of the Monastery of Grottaferrata.
- In the academic symposium on Mount Athos held in Moscow.
- In the first meeting in London of the European project aiming at investigating and identifying (using non-destructive means) coloring substances and inks used in Byzantine manuscripts, in collaboration with the School of Computer Science of the University of Westminster.

➢Visited:

- Albania's Central State Archive in order to investigate the possibility of a joint palaeographical research project on Northern Epirus manuscripts kept there.
- The Patriarchate of Antioch, in Damascus, Syria, where it conducted a palaeographical survey of its Library and Archive, in the Monastery of Sedanagia and in Laodikeia.

➢Organized:

- A palaeographical expedition in the Monastery of Vatopedi, Mount Athos, jointly with the Institute of Byzantine Studies of the National Hellenic Research Foundation, to take multispectral digital photographs of the palimpsest manuscript of the emperor Constantine Porphyrogenitus "De administrando imperio".
- A photography exhibition of samples of palimpsest manuscripts.

➢The Foundation continued the research program on "Orthodoxy and Education in the wider region of East Macedonia and Thrace, 15th - 18th c.", initiated by the General Secretariat of Research and Technology in cooperation with the Ivan Dujcev Center for Slavo-Byzantine Studies. It also hosted two lectures at the premises of the Foundation, while it conducted the relevant bibliographical research in Athens and Sofia, through two week-long field trips to locate manuscripts used as educational material in local schools, and other relevant material, such as buildings and inscriptions.

Moreover, in 2004, the **Map Archive**:

- Continued the "Navigating the Aegean Sea" exhibition, visited by students and institutions from Greece and abroad.
- Organized an exhibition of maps from the Museum of San Dona di Piave and of Venetian Cartographers from its own collection, along with the Istituto Italiano.
- Published Triptychs on Venetian cartographers, as well as Fra Mauro's Mappamundi (map of the Globe).

In 2004, the **Paper Conservation Laboratory of MIET** continued its work of:

- preserving printed material, books, archives, plans and engravings from the collection of MIET and other bodies;
- actively participating in all exhibitions and events organized by MIET, as well as in educational programs;
- lending works of its collection to the retrospective of Lykourgos Kogevinas;
- providing library services, scientific aid and relevant advice to various institutions, researchers, collectors and students;
- organizing the presentation of the "Museum Plus: from Management of Collections to Management of Museums" computer program.


TARVISINI
AGRI TYPVS

NBG'S HISTORICAL ARCHIVE

In 2004, NBG's Historical Archive continued its work, through the scientific study of the economic history of Modern Greece and the provision of free access to cultural records preserved by the Bank over the years. It was involved in scientific research and preservation of all records evidencing the Bank's history and contribution to the development of the country.

In this context, the Historical Archive continued its archive management work, implementing modern techniques for classifying and preserving records and data, as well as using upgraded electronic applications which support archive projects and provide to the scientific community as well as the general public easy access to its valuable collections. Moreover, it provided for the enrichment of its collection through gathering new important archives and collecting records.

Specifically, it was involved in various activities, as outlined below:

• It received archival material from the former National Mortgage Bank of Greece, the archive of D. Goumas, managing director of the former ETEBA, the Secretariat Division, Aspioti-Elka and NBG's former bindery. Further, it received books and documents offered by members of senior management, NBG employees and pensioners and other persons supporting the Archive's work.

• It purchased an album on Agricultural Bank in 1930-1939, as well as Aspioti-Elka playing cards to enrich the relevant collection.

• It carried out in situ inspection and recording of the archival material of the former National Mortgage Bank.

• It completed archival work on the records of the National Finance Bank, the Karavassili tobacco industry and bank, the Valeta Societes Anonymes and the Douzeni distillery and winery.

• It undertook electronic classification and microfilming of the archive of Alexandros Zaimis, former Governor of NBG and President of the Hellenic Republic.

• It continued entry of data into the Electronic Historical and Archival Data Index for the following thematic categories of NBG's archive: Legal Division, loans, reconstruction loans, international branches. It also completed relevant work for the Loan Securities subcategory.

• It continued entry of additional data in the Repaid Loans subcategory, microfilming and digitalizing the Audit Division's records, as well as digitalizing the Industrial Credit microfilms.



An old De La Rue security printing machine was brought to the Historical Archive for safekeeping. It was used for printing banknotes, bonds, stamps and so on.

• It made preparations for exhibitions on:

- the history of Greek banknotes from the period of the Greek Revolution (1821) until the withdrawal of the drachma from circulation, in cooperation with the Institution for Social and Cultural Work;

- methods for ensuring security in banknote printing.

Likewise, it contributed – by lending records in its collection – to the exhibition on the organization of the 1896 and 1906 Olympic Games, organized by the Municipality of Athens, the French Institute and the Pierre de Coubertin Association.

• It published the "History of the Modern Greek State 1830-1920", by professor G. Dertilis, a project included in one of the Archive's key research programs. It also participated actively in reformatting and publishing the Bank's in-house staff magazine.

• It hosted various event at its premises, such as:

- An event on modern methods of archive management, addressed to army officers involved in records and military history.

- An event on training archivists and librarians, jointly with the Hellenic Archive Association.

- Two meetings of the Bank and Corporate Archives Committee of the Hellenic Archive Association, whose members are working in bank and corporation archives, aiming at encouraging more firms to become active in this area.

• It participated in international initiatives of the archive sector, such as:



1



2

Schools and other groups visit the Historical Archives:
1. School students from Athens College are being shown the stacks of the Historical Archives, March 2004.
2. Students from the Athens Technological Educational Institute are being shown the reading room of the Historical Archive, February 2004.



Conference held by the Historical Archives on 4 May 2004 on modern techniques for management of archives for the benefit of officers from the Greek armed forces who are involved in the safe-keeping of archives and military history.

- the Institute for Corporate Cultural Affairs (ICCA), of which Takis Arapoglou, NBG's CEO, was elected president,

- the World Corporate Ethical Council (WCEC), of which Takis Arapoglou was elected president,

- the Society of European Business History (SEBH), of which the head of the Historical Archive was elected vice president,

- the Academic Advisory Council of the European Association for Banking History (AAC/EABH), in which the head of the Historical Archive participated as member.

• The NBG Historical Archive continued to participate actively in scientific bodies such as the Bank and Corporate Archives Committee of the Hellenic Archive Association, the International Archive Conference, and the International Archive Council.

• It received at its new premises students and the general public, while it provided services to 134 external researchers. In addition, it continued to provide specialized training to students of archive and library science, management, economic and political studies, archaeology and social anthropology.

NATIONAL BANK
OF GREECE

http//www.nbg.gr

(Reg. no. 6062/06/B/86/01)

Head Office: Eolou 86, 102 32 Athens

Switchboard: 210 334 1000

Athens, May 2005

NATIONAL BANK
OF GREECE

www.nbg.gr

ISSN:1108-6858

SECURITIES
DECEMBER 31, 2004

NATIONAL BANK
OF GREECE

NATIONAL BANK OF GREECE

INVESTMENT & TRADING PORTFOLIO

as at 31.12.2004

INVESTMENT PORTFOLIO as at 31.12.2004

BONDS

ISSUER: BANKS	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
NBG CYPRUS SUBORDINATED	31/12/98	31/12/08	2,23%	EUR	6.800.000
SABA SUBORDINATED	16/08/00	16/08/10	6,00%	ZAR	2.730.926
ACCRUED INTEREST					869
TOTAL OF BANK BONDS					**9.531.795**

ISSUER: SOVEREIGNS	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	UNITS OF TRADING	VALUE €
GOVERNMENT OF GERMANY 3% LOAN OF 1930				GBP	13 050	5.359
GOVERNMENT OF GERMANY 3% LOAN OF 1930				USD	73	18.509
TOTAL OF SOVEREIGN BONDS						**23.869**

ISSUER: CORPORATES	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	UNITS OF TRADING	VALUE €
HERACLES GEN CEMENT CO SA	30/06/86	30/06/05		EUR	1	1.777.271
HERACLES GEN CEMENT CO SA	30/06/86	30/06/06		EUR	1	1.777.271
ATHENS PAPER MILLS SA	30/09/86	30/09/05		EUR	1	1.905.869
ATHENS PAPER MILLS SA	30/09/86	30/09/06		EUR	1	1.905.869
ARISTON SA	30/09/86	30/09/05		EUR	1	151.137
ARISTON SA	30/09/86	30/09/06		EUR	1	151.137
DOURIDAS SA	30/09/86	30/09/05		EUR	1	42.186
DOURIDAS SA	30/09/86	30/09/06		EUR	1	42.186
EPAS SA	30/09/86	30/09/05		EUR	1	303.302
EPAS SA	30/09/86	30/09/06		EUR	1	303.302
THESSALIKI SA	30/09/86	30/09/05		EUR	1	652.164
THESSALIKI SA	30/09/86	30/09/06		EUR	1	652.164
ATHENA SPINNING MILLS SA	30/09/86	30/09/05		EUR	1	79.090
ATHENA SPINNING MILLS SA	30/09/86	30/09/06		EUR	1	79.090
MACEDONIAN METAL IND SA	30/09/86	30/09/05		EUR	1	101.687
MACEDONIAN METAL IND SA	30/09/86	30/09/06		EUR	1	101.687
MICHAILIDIS SA	30/09/86	30/09/05		EUR	1	295.671
MICHAILIDIS SA	30/09/86	30/09/06		EUR	1	295.671
GREEK RAILWAYS	29/09/97	29/09/05		EUR	1	12.227.927
GREEK RAILWAYS	29/09/97	29/09/06		EUR	1	12.227.927
PEIRAIKI PATRAIKI SA	30/06/86	30/06/05		EUR	1	3.132.795
PEIRAIKI PATRAIKI SA	30/06/86	30/06/06		EUR	1	3.132.795
CAVALA PLASTICS SA	30/09/86	30/09/05		EUR	1	22.627
CAVALA PLASTICS SA	30/09/86	30/09/06		EUR	1	22.627
PYRKAL SA	30/09/86	30/09/05		EUR	1	175.495
PYRKAL SA	30/09/86	30/09/06		EUR	1	175.495
TOTAL OF CORPORATE BONDS						**41.734.445**

COLLATERALIZED BOND OBLIGATIONS	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
PANTHER	20/02/01	24/02/16	5,57%	GBP	20.450.677
THESIS SERIES CLS A2	24/03/98	10/04/28	5,33%	GBP	53.329.551
SEQUILS	05/10/00	05/10/10	2,45%	USD	29.072.755
CORSAIR(NETHERLANDS)	12/08/02	18/05/12	3,68%	USD	45.470.230
XENON CAPITAL PLC	05/07/02	25/05/12	1,19%	USD	44.490.324
DIAMOND INVEST LTD	26/09/00	13/10/14	2,64%	USD	31.156.413
TOTAL OF COLLATERALIZED BOND OBLIGATIONS					**223.969.950**

A) TOTAL OF BONDS	**275.260.058**

	CURRENCY	SHARES	VALUE €
SHARES LISTED IN ATHENS STOCK EXCHANGE			
HELLENIC EXCHANGES HOLDING SA	EUR	2 700 585	12.076.490
HELLENIC TECHNODOMIKI SA	EUR	6 251 272	25.849.010
TECHNODOMI M. TRAVLOS BROS	EUR	2 249 974	1.259.985
			39.185.485
SHARES NON LISTED IN ATHENS STOCK EXCHANGE			
E.B.M.E. SA (Under Receivership)	EUR	507 000	15.801
COSMOONE HELLAS MARKETSITE SA	EUR	375 000	344.625
ELSA SA	EUR	1 262 525	1.162.751
SPRAY PACK SA	EUR	599 756	319.858
ACTION PLAN SA	EUR	24 236	76.271
BARING H. VENTURES SA CLASS A	EUR	46 200	545.160
INTERBANK SYSTEMS DIAS SA	EUR	95 573	2.805.049
BIC IPIROS	EUR	1	8.804
BIC LARISSA	EUR	1	2.935
SMALL INDUSTRIES CHAMBER BIC	EUR	1	44.021
DEPOSIT INSURANCE FUND MNGT SA	EUR	2	814.908
OTESAT Maritel SA	EUR	3 040	9.980
AMYLUM SA	EUR	357 207	288.419
HELLASCOM SA	EUR	39 900	1.265.121
COSMOS SA	EUR	54 000	25.823
VAMVAKOURGIA VOLOU SA	EUR	32 192	82.090
VIDOMET SA (PB without voting rights)	EUR	2 900	6.532
VIDOMET SA (PB)	EUR	2 900	6.532
VIDOMET SA (CB)	EUR	110 175	254.278
GENERAL CABLES SA	EUR	743 457	686.441
GIOULA SA	EUR	959 268	2.853.135
DODEKANISIAKI A.N.E. SA	EUR	574 890	128.971
ELEVME SA	EUR	5 002	302.384
ELLENIT SA	EUR	59 999	31.799
HELLENIC STEEL SA	EUR	550 336	275.718
HELLINIKI HALYVOURGIA SA	EUR	173 650	1.630.778
SKARI MARBLES SA (CB)	EUR	4 891	62.820
SKARI MARBLES SA (PB)	EUR	8 713	111.910
PROTI KTIMATIKI & EMPORIKI CHARILAOU SA	EUR	254 895	244.126
PHILIPPOU SA	EUR	23 250	66.444
MASTERCARD INTL A CLASS	EUR	131 935	416.513
S.W.I.F.T. SC (EURO)	EUR	146	126.223
MASTERCARD INTL B CLASS	EUR	25 131	79.338
ATHENS NOMINEES	GBP	1 000	1.418
SOFARIS	EUR	47	1.287
SWIFT	EUR	5	6.173
BULGARIAN STOCK EXCHANGE	BGN	1 000	5.113
BANKSERVICE	BGN	357	2.572
TRANSFOND	ROL	166	44.691
SNCDD	ROL	110	140
			15.156.950
SUBISIDIARIES LISTED IN ATHENS STOCK EXCHANGE			
ASTIR PALACE VOULIAGMENI HOTEL SA	EUR	32 695 416	206.378.771
ETHNIKI REAL ESTATE SA	EUR	78 144 245	357.642.723
NATIONAL INVESTMENT COMPANY SA	EUR	45 967 660	158.140.203
ETHNIKI HELLENIC GENERAL INSURANCE COMPANY SA	EUR	65 415 559	332.689.442
HERACLES GEN CEMENT SA	EUR	18 480 899	216.344.168
			1.271.195.308
NON LISTED SUBSIDIARIES			
ETHNIKI KEFALAIOY SA	EUR	634 074	3.326.266
NBG BANCASSURANCE	EUR	99 700	300.232
NATIONAL MANAGEMENT AND ORGANIZATION CO SA	EUR	6 622 940	23.327.726
ETHNIKI LEASING SA	EUR	840 000	29.055.027

ETHNIKI MUTUAL FUND MANAGEMENT SA	EUR	400 000	1.174.762
NATIONAL SECURITIES COMPANY SA	EUR	2 328 700	18.169.900
DIETHNIKI MUTUAL FUNDS MNGT SA	EUR	162 000	11.029.278
ETHNODATA SA	EUR	2 066 670	6.062.128
NBG EDUCATIONAL CENTER SA	EUR	3 920	115.040
GRAND HOTEL SUMMER PALACE SA	EUR	2 093 100	5.780.890
ASTIR ALEXANDROUPOLIS HOTEL CO SA	EUR	1 361 640	4.016.838
KADMOS SA	EUR	584 217	1.715.834
LARKO MINING SA (Under Receivership)	EUR	315 000	12.123.410
NATIONAL REGIONAL DEVELOPMENT CO. OF NORTHERN GREECE	EUR	130 000	4.067.792
ETEBA BULGARIA SA (BGN)	BGN	82 800	423.335
ETEBA BULGARIA SA (EUR)	EUR	16 540	88.641
ETEBA ROMANIA SA (EUR)	EUR	1 395 033	606.297
ETEBA VENTURE CAPITAL LTD	EUR	600	17.608
ETEBA ROMANIA SA (ROL)	ROL	121 017	30.723
ETEBA BULGARIA SA (USD)	USD	6 460	33.771
ETEBA ROMANIA SA (USD)	USD	1 161 636	242.273
ETEBA EMERGING FUND LIMITED	EUR	100 000	2.934.703
ETEBA ESTATE FUND LIMITED (EUR)	EUR	100 000	2.934.703
NBG GREEK FUND	EUR	15 000 000	15.000.203
NBG BALKAN FUND LTD	EUR	500 000	500.020
UNITED BULGARIAN BANK A.D.	BGN	75 893 190	239.076.102
ATLANTIC BANK OF NEW YORK	USD	389 076	50.916.444
NBG CANADA (CAD)	CAD	166 680	14.761.168
NBG MANAGEMENT SERVICES LTD	EUR	60 000	948.276
NATIONAL BANK OF GREECE (CYPRUS) LTD	CYP	22 999 999	39.655.172
STOPANSKA BANKA	MKD	1 275 287	72.010.353
N.B.G. INTERNATIONAL LTD	EUR	7 000 000	9.928.374
NBG FINANCE PLC	EUR	49 999	70.917
THE SOUTH AFRICA BANK OF ATHENS (GBP)	GBP	1 960 300	1.515.300
INTERLEASE (USD)	USD	3 040 317	940.827
N.B.G. LUXEMBURG HOLDING S.A.	EUR	71	71.000
N.B.G. LUXFINANCE HOLDING S.A.	EUR	71	71.000
NBG CANADA (USD)	USD	18 320	1.577.291
THE SOUTH AFRICA BANK OF ATHENS (USD)	USD	1 368 583	5.996.071
THE SOUTH AFRICA BANK OF ATHENS (ZAR)	ZAR	5 146 110	7.362.662
NBG Funding LTD	EUR	10 000	10.000
BANCA ROMANEASCA SA	ROL	20 217 823	33.719.289
NBG EMERGING EUROPE FUND LP	EUR	2	300
NBG PRIVATE EQUITY FUND	EUR	1	74.367.696
NBG GREEK PRIVATE EQUITY FUND	EUR	1	200
NBG REAL ESTATE FUND LP	EUR	1	300
NBG TECHNOLOGY LP	EUR	1	300
PHOSPHATE FERTILIZERS FACTORY SA	EUR	8 295 612	40.188.556
EVIOP TEMPO SA	EUR	1 084 492	3.250.924
GREEK SPINNING MILLS PELLIS SA	EUR	269 417	790.659
HELLENIC RESORTS SA	EUR	23 076	340.184
HELLENIC EXPORT AND COUNTERTRADE CORP SA	EUR	2 000	58.694
GMMA NEW LARCO SA	EUR	2 033 343	4.352.184
PLANET ERNST AND YOUNG	EUR	2 085 752	3.564.506
LYKOS PAPERLESS SOLUTIONS SA	EUR	3 017 140	905.142
INSURANCE ORGANIZATIONS MUTUAL FUNDS MNGT SA	EUR	160 000	470.400
SIEMENS TELE-INDUSTRIAL SA	EUR	1 147 842	9.972.677
TEIRESIAS BANKING INFORM SYSTEMS SA	EUR	118 005	354.015
NATIONAL VENTURE CAPITAL SA	EUR	1	12
SHARE OUTSTANDING INSTALLMENTS	EUR		-5.575.937
SUBSCRIPTIONS TO STOCK ISSUES OF FOREIGN COMPANIES	EUR		-9.442
			754.739.015

B) TOTAL OF SHARES **2.080.276.758**

TOTAL OF INVESTMENT PORTFOLIO (A + B) **2.355.536.816**

TRADING PORTFOLIO as at 31.12.2004

BONDS

ISSUER: HELLENIC REPUBLIC	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
	10/10/97	10/10/07	2,48%	EUR	14.489.507
	23/04/04	23/04/09	2,07%	EUR	297.998.425
	19/05/97	19/05/07	4,00%	EUR	44.606
	11/08/97	11/08/07	4,00%	EUR	29.933
	25/07/02	25/07/25	2,90%	EUR	54.935.580
	01/07/96	01/07/05	2,41%	EUR	13.631
	01/07/96	01/07/06	2,41%	EUR	59.367.481
	24/03/00	24/03/05	5,95%	EUR	37.300.216
	08/04/98	08/04/05	8,70%	EUR	32.542.081
	15/03/02	21/06/05	4,65%	EUR	53.806.146
	30/06/00	30/06/05	5,95%	EUR	13.246.209
	31/12/98	31/12/05	8,30%	EUR	229.781.104
	19/02/99	19/02/06	6,00%	EUR	86.186.983
	14/03/03	21/06/06	2,75%	EUR	145.517.839
	14/02/02	19/04/07	4,65%	EUR	1.803.343.883
	19/06/97	19/06/07	8,80%	EUR	1.735.056.049
	06/02/04	21/06/07	3,25%	EUR	538.758.552
	30/08/02	30/08/07	4,75%	EUR	234.982.067
	02/01/98	02/01/08	8,80%	EUR	37.118.115
	26/03/98	26/03/08	8,60%	EUR	127.590.031
	05/02/03	18/04/08	3,50%	EUR	161.513.775
	30/09/98	30/09/08	8,60%	EUR	114.911
	29/01/99	29/01/09	6,30%	EUR	105.535.176
	26/02/04	20/04/09	3,50%	EUR	801.124.083
	03/05/99	03/05/09	6,10%	EUR	208.745.090
	25/11/99	25/11/09	6,30%	EUR	307.580.324
	21/04/00	19/05/10	6,00%	EUR	33 700 322
	22/12/00	22/12/10	5,50%	EUR	243.212.370
	30/03/01	30/03/11	5,35%	EUR	3.793.364
	30/01/01	18/05/11	5,35%	EUR	20.002.478
	31/05/01	31/05/11	5,35%	EUR	5.530.959
	17/01/02	18/05/12	5,25%	EUR	55 979 148
	20/06/02	20/06/12	5,25%	EUR	109.774.261
	17/01/03	20/05/13	4,60%	EUR	49.498.750
	20/05/98	20/05/13	7,50%	EUR	9.880.930
	30/09/03	30/09/13	4,52%	EUR	309 371 317
	11/01/99	11/01/14	6,50%	EUR	58.033.599
	13/01/04	20/05/14	4,50%	EUR	96.165.493
	01/07/04	01/07/14	4,50%	EUR	92.768.817
	22/10/99	22/10/19	6,50%	EUR	176.358.332
	24/04/02	22/10/22	5,90%	EUR	388.267.915
	30/04/04	17/07/34	5,20%	EUR	25.973.332
	08/04/98	08/04/05	0,00%	EUR	14.925.268
	15/03/02	21/06/05	0,00%	EUR	14.054.305
	19/02/99	19/02/06	0,00%	EUR	4.866.998
	14/03/03	21/06/06	0,00%	EUR	9.661.159
	14/02/02	19/04/07	0,00%	EUR	18 887 122
	11/03/99	11/03/19	5,00%	EUR	36.156.582
	03/06/03	03/06/13	2,18%	EUR	8.307.253
	21/05/99	21/05/14	4,00%	EUR	35.428.731
	03/06/99	03/06/19	4,20%	EUR	7.200.000
	13/11/96	13/11/06	6,75%	DEM	24.705.751
	24/07/97	24/07/07	5,67%	DEM	25.257.210
	14/07/95	14/07/05	4,55%	JPY	10.954.529
	08/12/93	08/12/05	5,10%	JPY	4 542 786
	31/01/96	31/01/06	4,20%	JPY	13.247.404
	27/02/98	27/02/08	0,50%	JPY	15.753.670
	22/08/96	22/08/08	4,30%	JPY	17.901.898
	16/11/94	16/11/09	7,10%	JPY	3.580.380
	14/07/95	14/07/15	5,80%	JPY	11.815.252
	22/08/96	22/08/16	5,00%	JPY	7.160.759

	08/11/96	08/11/16	4,50%	JPY	8.950.949
	03/07/97	03/07/17	4,50%	JPY	5.585.392
	08/08/97	08/08/17	3,80%	JPY	12.173.290
	30/04/99	30/04/19	3,00%	JPY	17.901.898
	09/10/97	09/10/07	2,56%	DEM	20.538.727
	31/05/99	31/05/07	2,57%	EUR	30.202.926
	02/08/01	02/08/05	2,00%	EUR	20.146.492
	08/04/98	08/04/05	8,70%	GRD	14.791.869
	14/07/95	14/07/05	4,55%	JPY	15.593.269
	08/12/93	08/12/05	5,10%	JPY	4.582.886
	31/01/96	31/01/06	4,20%	JPY	6.444.683
	16/11/94	16/11/09	7,10%	JPY	6.229.860
	22/08/96	22/08/16	5,00%	JPY	17.472.252
	03/07/97	03/07/17	4,50%	JPY	7.160.759
	30/04/99	30/04/19	3,00%	JPY	17.901.898
	04/03/98	04/03/08	6,95%	USD	48.647.952
	14/07/95	14/07/05	4,55%	JPY	3.580.380
	31/01/96	31/01/06	4,20%	JPY	25.277.479
	19/02/99	19/02/06	6,00%	EUR	5.785.919
	24/07/97	24/07/07	5,67%	DEM	14.622.948
	22/08/96	22/08/08	4,30%	JPY	18.290.727
	22/08/96	22/08/16	5,00%	JPY	7.160.759
	31/03/98	31/03/08	5,75%	EUR	13.465.838
	13/11/96	13/11/06	6,75%	DEM	2.743.337
HELFIN OTE	02/08/01	02/08/05	2,00%	EUR	93.114.298
HELLENIC SECURITIZATION	23/11/00	26/01/11	5,88%	EUR	102.415.293
HELLENIC SECURITIZATION	23/11/00	26/01/08	2,38%	EUR	21.297.887
BACKED BY EU AID PAYMENTS	23/10/01	31/01/05	2,40%	EUR	799.954
BACKED BY EU AID PAYMENTS	23/10/01	31/01/07	2,43%	EUR	38.770.055
GREEK AIR TRAFFIC CONTROL CENTERS	13/12/01	31/03/19	2,44%	EUR	57.053.020
TOTAL OF HELLENIC REPUBLIC BONDS					**9.708.143.233**

ISSUER: SOVEREIGNS	**DATE OF ISSUE**	**EXPIRATION DATE**	**COUPON RATE**	**CURRENCY**	**VALUE €**
AUSTRIAN REPUBLIC	20/06/95	20/06/05	6,88%	EUR	2.082.782
AUSTRIAN REPUBLIC	20/10/98	20/10/05	3,90%	EUR	76.744.307
DEUTSCHLAND REPUBLIC	04/07/99	04/07/09	4,50%	EUR	106.682
DEUTSCHLAND REPUBLIC	04/01/03	04/01/13	4,50%	EUR	408.647
AUSTRIAN REPUBLIC	28/05/03	20/10/13	3,80%	EUR	454.630
REPUBLIC OF CYPRUS	15/07/04	15/07/14	4,38%	EUR	7.946.226
ITALIAN REPUBLIC	13/12/00	20/01/13	2,40%	EUR	58.854.042
RUSSIAN GOVERMENT	26/06/97	26/06/07	10,00%	USD	8.265.333
REPUBLIC OF TURKEY	14/01/03	14/01/13	11,00%	USD	2.749.625
AUSTRIAN REPUBLIC	21/03/97	21/03/07	11,79%	DEM	5.110.087
REPUBLIC OF FINLAND	30/01/95	25/04/05	8,50%	FRF	305.517
ALBANIAN GOVERNMENT	19/01/04	19/01/06	10,30%	ALL	398.602
ALBANIAN GOVERNMENT	18/02/04	18/02/06	10,20%	ALL	397.898
ALBANIAN GOVERNMENT	18/03/04	18/03/06	10,20%	ALL	477.477
ALBANIAN GOVERNMENT	19/04/04	19/04/06	10,30%	ALL	494.029
BULGARIAN GOVERNMENT	23/06/98	23/06/19		USD	1.022.764
BULGARIAN GOVERNMENT	24/02/03	24/05/10		EUR	533.063
TOTAL OF SOVEREIGN BONDS					**166.351.710**

ISSUER: CORPORATES	**DATE OF ISSUE**	**EXPIRATION DATE**	**COUPON RATE**	**CURRENCY**	**VALUE €**
ATTICA ENTERPRISES	24/06/02	24/06/05	3,25%	EUR	2.960.000
DELTA	17/05/03	17/05/06	0,25%	EUR	13.610.068
ABG FINANCE INTL PLC	23/12/02	23/12/12	3,58%	EUR	73.518
PRETSL VII COMBINATION	26/09/02	03/10/32	6,45%	USD	7.085.241
SLM CORP	19/12/03	01/01/14	5,26%	USD	2.202.481
SLM CORP	26/01/04	01/02/14	4,69%	USD	1.468.321
JOHN HANCOCK LIFE INS CO	29/01/04	15/01/14	4,93%	USD	1.468.321
SLM CORP	26/07/04	25/07/14	4,00%	USD	3.670.802
STRUCT REP ASSET-BKD TS	29/09/04	01/05/15	3,50%	USD	3.670.802
TELECO	30/01/02	30/01/12	2,63%	USD	3.667.134
OTE	13/11/03	13/11/06	2,62%	EUR	4.771.276

PPWRC	02/03/00	02/03/07	2,57%	EUR	19.576.031
OTE	07/02/00	07/02/07	6,13%	EUR	2.074.267
OTE	07/02/00	07/02/07	6,13%	EUR	130.421.474
PPWRC	12/03/99	12/03/09	4,50%	EUR	44.279.200
PPWRC	08/11/00	08/11/10	6,25%	EUR	16.742.182
OTE	05/08/03	05/08/13	5,00%	EUR	82.652.039
EUROCLEAR FINANCE SA	04/10/00	04/10/10	2,55%	EUR	600.951
ABG FINANCE INTL PLC	23/12/02	24/12/12	3,58%	EUR	28.512.129
ABG FINANCE INTL PLC	19/08/04	19/08/14	2,92%	EUR	3.743.717
COCA COLA ENTERP.	08/03/00	08/03/07	5,88%	EUR	10.138.894
CARREFOUR SA	03/06/98	17/09/08	5,30%	EUR	6.932.453
AGBAR INTERNATIONAL	12/11/99	12/11/09	6,00%	EUR	4.094.158
COCA-COLA HBC FIN PL	15/07/04	15/07/11	4,38%	EUR	6.983.010
TELSTRA CORP LTD	11/12/96	11/12/06	6,00%	FRF	8.758.159
EUROFIMA	16/02/98	16/02/11	6,50%	ITL	6.256.875
AIG	12/09/00	26/05/05	2,43%	USD	9.977.964
TOYOTA MOTOR CREDIT	18/12/01	18/12/06	2,52%	USD	3.662.532
VODAFONE GROUP PLC	08/12/00	15/02/05	7,63%	USD	7.365.479
ING VERZEKERINGEN NV	22/02/00	22/02/05	7,50%	USD	2.215.796
AIG	29/03/95	01/04/05	7,75%	USD	3.697.336
VODAFONE GROUP PLC	03/06/98	01/06/05	6,35%	USD	5.156.853
SPEAR LEEDS&KELOG GS	23/08/00	15/08/05	8,25%	USD	9.947.875
LION CONNECTICUT-ING	19/08/96	15/08/06	7,13%	USD	7.447.421
MCI INC (MCIA)	27/04/04	01/05/07	5,91%	USD	637.312
GENERAL ELECTRIC CAP	19/06/90	16/06/08	8,63%	USD	4.031.591
BAYER LANDESBK, NY	02/02/99	02/02/09	5,65%	USD	2.587.422
MCI INC (MCIA)	27/04/04	01/05/09	6,69%	USD	615.717
GENERAL ELECTRIC CAP	20/09/89	21/09/09	8,30%	USD	7.689.863
SCOTLAND INTL FIN#2	22/08/00	16/08/10	7,70%	USD	3.979.396
GENERAL ELECTRIC CAP	16/11/00	15/11/10	6,88%	USD	8.002.349
BP AMOCO PLC-ATL RFD	20/03/86	01/03/11	9,13%	USD	5.139.123
MCI INC (MCIA)	27/04/04	01/05/14	7,38%	USD	507.086
RALLYE France	12/03/99	12/03/06	4,63%	EUR	1.998.020
HELLER FINANCIAL USA	14/03/00	14/03/05	5,75%	EUR	2.000.000
ARTEMIS France	22/02/00	22/02/05	1,50%	EUR	4.999.382
VODAFONE GB	27/10/99	27/10/06	5,75%	EUR	4.965.497
DEUTSCHE TELEKOM GERMANY	06/07/00	06/07/05	6,13%	EUR	5.001.038
RENAULT SA France	19/10/00	19/10/07	6,38%	EUR	5.062.071
IBERBOND CAYMAN ISLAND	27/09/00	30/09/09	2,47%	EUR	3.309.629
ABG FINANCE CAYMAN ISLAND	23/12/02	23/12/12	3,43%	EUR	6.117.813
HEINEKEN NV	04/11/03	02/04/10	4,38%	EUR	10.000.000
ROMANIAN PPC	18/12/02	18/12/07	11,25%	USD	5.715.456
BELGRADE BONDS					3.115.327
TOTAL OF CORPORATE BONDS					**551.358.856**

ISSUER: BANKS	**DATE OF ISSUE**	**EXPIRATION DATE**	**COUPON RATE**	**CURRENCY**	**VALUE €**
BNP PARIBAS	01/03/02	01/03/07	0,00%	EUR	19.789.738
EFG ORA FUNDING	04/05/01	04/05/05	2,00%	EUR	12.743.960
EFG HELLAS	14/06/02	14/06/05	2,47%	EUR	30.000.000
GENERAL BANK FINANCE PLC	19/12/01	19/12/11	4,02%	EUR	514.462
ALPHA BANK CALLABLE: 08/03/07	08/03/02	08/03/12	3,07%	EUR	7.031.476
ALPHA GROUP JERSEY LTD	05/12/02	05/12/12	4,82%	EUR	1.108.730
EGNATIA SA	21/01/03	21/03/13	3,91%	EUR	1.857.952
EGNATIA SA	21/01/03	21/03/13	3,91%	EUR	142.048
EMPORIKI GRP FIN	05/08/04	05/08/14	2,91%	EUR	5.000.000
DEPFA PFANDBRIEF	23/11/01	15/01/07	4,00%	EUR	29.805
BANK OF CYPRUS LTD	20/06/01	20/06/11	3,38%	EUR	25.049.958
BANK OF CYPRUS LTD	03/10/03	03/10/13	3,15%	EUR	9.985.009
LEHMAN BROTHERS HOLDINGS	12/05/04	12/05/14	4,54%	USD	3.670.802
UBS AG JERSEY BRANCH	26/10/04	26/10/07	6,00%	USD	3.670.802
DEUTSCHE BANK AG LONDON	28/10/04	28/10/11	7,65%	USD	3.670.802
RABOBANK NEDERLAND	03/11/04	03/11/12	12,75%	USD	2.202.481
ALPHA CREDIT GROUP	12/02/04	12/02/07	2,42%	EUR	9.908.827
ALPHA CREDIT GROUP	08/06/04	08/06/07	2,42%	EUR	8.822.777

PIRAEUS GROUP FIN	02/07/04	02/07/07	2,45%	EUR	1.597.077
EMPORIKI GRP FIN	01/11/04	01/11/07	2,45%	EUR	14.970.963
EFG HELLAS	10/10/03	10/10/08	2,50%	EUR	4.993.268
ALPHA CREDIT GROUP	16/11/04	16/11/09	2,42%	EUR	24.941.999
ALPHA CREDIT GROUP	08/03/02	08/03/12	3,07%	EUR	85.591
EFG HELLAS	30/06/04	30/06/14	2,68%	EUR	9.387.597
EMPORIKI GRP FIN	05/08/04	05/08/14	2,91%	EUR	5.836.244
PIRAEUS GROUP FIN	27/10/04	29/10/49	3,40%	EUR	5.137.970
ALPHA GROUP JERSEY	05/12/02	29/12/49	4,82%	EUR	9.426.745
CYPRUS POPULAR BANK	20/07/04	20/07/07	2,60%	EUR	2.996.280
MERRILL LYNCH & CO	15/09/03	15/09/08	2,47%	EUR	1.997.186
GOLDMAN SACHS GROUP	21/10/03	21/10/08	2,44%	EUR	12.984.845
CYPRUS POPULAR BANK	28/11/01	28/11/11	3,58%	EUR	22.665.113
MERRILL LYNCH & CO	22/07/04	22/07/14	2,59%	EUR	14.921.182
CITIGROUP INC	19/06/89	15/06/09	8,70%	USD	8.116.117
ALPHA GROUP JERSEY	05/12/02	PERPETUAL	4,71%	EUR	11.689.900
GOLDMAN SACHS USA	06/10/00	06/10/10	6,50%	EUR	5.128.349

TOTAL OF BANK BONDS **302.076.058**

ISSUER: SUPRANATIONALS	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
EIB	20/11/98	15/04/05	3,88%	EUR	211.826
EIB	06/09/01	06/09/06	4,88%	USD	192.588
EIB	18/02/03	18/02/09	3,25%	EUR	9.945.244
EBRD	13/05/98	13/05/05	7,00%	GRD	741.812

TOTAL OF SUPRANATIONAL BONDS **11.091.469**

ISSUER: US AGENCIES	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
FANNIE MAE	28/02/03	25/07/32	4,00%	USD	2.423.091
GNMA	30/06/03	20/06/33	5,00%	USD	7.837.537
FREDDIE MAC	30/04/04	15/12/33	5,00%	USD	10.112.538
FREDDIE MAC	01/09/04	15/09/34	9,00%	USD	1.453.751
FREDDIE MAC	01/06/03	01/06/31	5,00%	USD	439.765
FANNIE MAE	28/11/03	25/08/33	4,75%	USD	13.574.088
FANNIE MAE	30/09/03	25/07/32	3,50%	USD	2.038.138

TOTAL OF US AGENCIES ISSUES **37.878.908**

ACCRUED INTEREST **252.024.326**

A) TOTAL OF BONDS **11.028.924.560**

TREASURY BILLS

ISSUER: HELLENIC REPUBLIC	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
	09/07/04	07/01/05	2,08%	EUR	15.324.108
	02/01/04	10/01/05	2,25%	EUR	237.763
	22/10/04	21/01/05	2,06%	EUR	6.381.033
	22/10/04	22/04/05	2,07%	EUR	5.655.348
	23/04/04	22/04/05	2,15%	EUR	6.678.859
	09/07/04	08/07/05	2,21%	EUR	7.226.603
	22/10/04	21/10/05	2,13%	EUR	38.104.706
TOTAL OF HELLENIC REPUBLIC TREASURY BILLS					**79.608.419**

ISSUER: ALBANIAN REPUBLIC	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
	08/01/04	06/01/05	9,37%	ALL	72.779
	08/01/04	06/01/05	9,35%	ALL	72.792
	08/01/04	06/01/05	9,40%	ALL	72.759
	08/01/04	06/01/05	9,41%	ALL	72.752
	08/01/04	06/01/05	9,43%	ALL	72.739
	08/01/04	06/01/05	9,26%	ALL	72.852
	08/01/04	06/01/05	9,23%	ALL	72.872
	08/01/04	06/01/05	9,30%	ALL	72.825
	08/01/04	06/01/05	9,28%	ALL	72.839
	08/01/04	06/01/05	9,25%	ALL	72.859
	08/01/04	06/01/05	9,24%	ALL	72.865
	08/01/04	06/01/05	9,46%	ALL	72.719
	08/01/04	06/01/05	9,32%	ALL	72.812
	08/07/04	06/01/05	8,13%	ALL	114.719
	08/07/04	06/01/05	8,15%	ALL	114.708
	22/01/04	20/01/05	9,10%	ALL	72.959
	22/01/04	20/01/05	9,12%	ALL	36.473
	05/02/04	03/02/05	9,39%	ALL	72.766
	05/02/04	03/02/05	9,38%	ALL	72.772
	05/02/04	03/02/05	9,37%	ALL	72.779
	19/02/04	17/02/05	9,39%	ALL	145.531
	19/02/04	17/02/05	9,40%	ALL	145.518
	19/02/04	17/02/05	9,42%	ALL	218.237
	19/02/04	17/02/05	9,43%	ALL	218.217
	19/02/04	17/02/05	9,44%	ALL	35.589
	04/03/04	03/03/05	9,40%	ALL	181.897
	04/03/04	03/03/05	9,39%	ALL	72.766
	04/03/04	03/03/05	9,41%	ALL	181.881
	04/03/04	03/03/05	9,42%	ALL	110.011
	18/03/04	17/03/05	9,32%	ALL	72.812
	18/03/04	17/03/05	9,34%	ALL	145.598
	18/03/04	17/03/05	9,33%	ALL	72.805
	18/03/04	17/03/05	9,35%	ALL	80.588
	01/04/04	31/03/05	9,27%	ALL	145.691
	01/04/04	31/03/05	9,28%	ALL	218.516
	01/04/04	31/03/05	9,29%	ALL	22.967
	27/05/04	26/05/05	9,14%	ALL	33.986
	27/05/04	26/05/05	9,13%	ALL	145.877
	27/05/04	26/05/05	9,12%	ALL	145.890
	27/05/04	26/05/05	9,10%	ALL	72.959
	27/05/04	26/05/05	9,11%	ALL	109.428
	09/12/04	09/06/05	7,13%	ALL	153.695
	09/12/04	09/06/05	7,15%	ALL	76.840
	09/12/04	09/06/05	7,12%	ALL	153.702
	24/06/04	23/06/05	8,98%	ALL	146.077
	24/06/04	23/06/05	8,95%	ALL	146.117
	24/06/04	23/06/05	8,94%	ALL	146.131
	22/07/04	21/07/05	8,99%	ALL	255.612
	22/07/04	21/07/05	8,98%	ALL	292.155
	22/07/04	21/07/05	8,97%	ALL	292.181
	05/08/04	04/08/05	8,86%	ALL	73.119
	05/08/04	04/08/05	8,80%	ALL	73.159
	05/08/04	04/08/05	8,84%	ALL	109.699
	19/08/04	18/08/05	8,88%	ALL	255.869

	19/08/04	18/08/05	8,89%	ALL	182.747
	19/08/04	18/08/05	8,90%	ALL	204.658
	19/08/04	18/08/05	8,92%	ALL	146.158
	19/08/04	18/08/05	8,95%	ALL	146.117
	30/09/04	29/09/05	8,31%	ALL	367.447
	30/09/04	29/09/05	8,32%	ALL	183.706
	30/09/04	29/09/05	8,33%	ALL	183.689
	14/10/04	13/10/05	8,34%	ALL	73.469
	14/10/04	13/10/05	8,35%	ALL	73.462
	14/10/04	13/10/05	8,36%	ALL	73.455
	25/11/04	24/11/05	8,08%	ALL	147.291
	25/11/04	24/11/05	8,09%	ALL	147.277
	25/11/04	24/11/05	8,10%	ALL	220.895
	25/11/04	24/11/05	8,11%	ALL	220.875
	25/11/04	24/11/05	8,12%	ALL	220.854
	25/11/04	24/11/05	8,13%	ALL	220.834
	25/11/04	24/11/05	8,14%	ALL	73.605
	09/12/04	08/12/05	8,09%	ALL	147.277
	09/12/04	08/12/05	8,10%	ALL	147.263
	09/12/04	08/12/05	8,11%	ALL	73.625
TOTAL OF ALBANIAN REPUBLIC TREASURY BILLS					**9.509.464**

ISSUER: EGYPTIAN REPUBLIC	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
	12/10/04	12/01/05	10,79%	EGP	581.786
	09/11/04	09/02/05	10,50%	EGP	1.210.530
TOTAL OF EGYPTIAN REPUBLIC TREASURY BILLS					**1.792.316**

ISSUER: SERBIAN REPUBLIC	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
	09/11/04	08/02/05		CSD	124.059
	09/11/04	08/02/05		CSD	123.997
	07/12/04	08/03/05		CSD	122.062
	07/12/04	08/03/05		CSD	122.009
	23/12/04	23/03/05		EUR	1.707.247
TOTAL OF SERBIAN REPUBLIC TREASURY BILLS					**2.199.374**

ISSUER: UNITED STATES OF AMERICA	DATE OF ISSUE	EXPIRATION DATE	COUPON RATE	CURRENCY	VALUE €
	08/07/04	06/01/05		USD	1.459.144
	15/07/04	13/01/05		USD	1.459.157
	22/07/04	20/01/05		USD	1.458.913
	29/07/04	27/01/05		USD	1.458.440
	05/08/04	03/02/05		USD	1.458.264
	12/08/04	10/02/05		USD	730.407
	19/08/04	17/02/05		USD	730.310
	26/08/04	24/02/05		USD	1.457.875
	02/09/04	03/03/05		USD	1.457.665
	09/09/04	10/03/05		USD	1.457.319
	16/09/04	17/03/05		USD	1.457.411
	23/09/04	24/03/05		USD	1.457.335
	30/09/04	31/03/05		USD	728.764
	07/10/04	07/04/05		USD	726.774
	14/10/04	14/04/05		USD	726.904
	21/10/04	21/04/05		USD	726.774
	28/10/04	28/04/05		USD	726.589
	04/11/04	05/05/05		USD	726.218
	12/11/04	12/05/05		USD	725.818
	19/11/04	19/05/05		USD	725.698
	26/11/04	26/05/05		USD	725.434
	03/12/04	02/06/05		USD	725.271
	09/12/04	09/06/05		USD	725.327
	16/12/04	16/06/05		USD	725.160
	23/12/04	23/06/05		USD	822.519
TOTAL OF USA TREASURY BILLS					**25.579.491**
B) TOTAL OF TREASURY BILLS					**118.689.064**

SHARES

	CURRENCY	SHARES	VALUE €
SHARES LISTED IN ATHENS STOCK EXCHANGE			
ALPHA BANK SA	EUR	17.000	362.955
ALTEC SA	EUR	0	0
ATTICA ENTERPRISES HOLDING SA	EUR	136.000	450.145
CHIPITA INTERNATIONAL S.A.	EUR	283.400	818.843
COCA-COLA HELLENIC BOTTLING COMPANY SA	EUR	213.550	4.067.232
ELMEC SPORT SA	EUR	173.000	442.242
FOLLI - FOLLIE SA	EUR	105.400	2.492.565
FORTHNET SA	EUR	212.000	1.156.915
FRIGOGLASS SA	EUR	165.000	607.894
GOODY'S SA	EUR	9.420	117.562
HYATT REGENCY HOTELS & TOURISM (THESSALONIKI) SA	EUR	260.000	2.118.317
INFO-QUEST SA	EUR	402.000	664.298
INFORM P. LYKOS SA	EUR	172.300	761.313
J & P AVAX SA	EUR	211.800	1.054.764
NOTOS COM HOLDINGS SA	EUR	199.000	678.668
S & B INDUSTRIAL MINERALS SA	EUR	111.000	701.597
AEGEK SA	EUR	319.000	573.650
AKTOR SA TECHNICAL COMPANY	EUR	433.800	1.834.716
ATTI-KAT SA TECHNICAL COMPANY	EUR	0	0
BETANET SA	EUR	77.780	333.676
VIOHALCO	EUR	9.000	52.575
GENERAL CONSTRUCTION COMPANY	EUR	235.000	1.058.998
GERMANOS IND. & COM. CO SA	EUR	127.260	2.652.977
DELTA SINGULAR SA	EUR	229.190	494.847
DELTA ICE CREAM SA	EUR	26.389	211.440
DELTA HOLDINGS SA	EUR	72.000	321.338
BANK OF GREECE	EUR	1.570	149.512
HELLENIC CABLES SA	EUR	76 000	115.520
ATHENS WATER SUPPLY & SEWAGE CO	EUR	134.500	823.669
KATHIMERINI SA	EUR	84.160	617.729
THEMELIODOMH SA	EUR	139.000	303.020
IASO SA	EUR	47.160	244.032
ATHENS MEDICAL CENTER SA	EUR	0	0
INTRACOM SA	EUR	38.000	207.100
HELLENIC DUTY FREE SHOPS SA	EUR	140.750	2.157.840
MINOAN LINES	EUR	111.000	214.239
PLAISIO COMPUTERS SA	EUR	53.770	499.015
HELLENIC EXCHANGES HOLDING SA	EUR	859.376	3.842.962
HELLENIC TECHNODOMIKI SA	EUR	120.000	496.200
COSMOTE MOBILE COMMUNICATIONS SA	EUR	121.000	1.633.394
PUBLIC POWER CORPORATION SA	EUR	234.000	4.604.949
ELVIEMEK SA	EUR	25.540	37.544
INTRALOT SA	EUR	99.000	1.436.768
M.J.MAILLIS SA	EUR	217.000	671.090
METKA SA	EUR	204.000	871.249
MOTOR OIL (HELLAS) CORINTH REFINERIES SA	EUR	1.180.850	7.641.354
MYTILINEOS HOLDINGS SA	EUR	170.000	862.864
GREEK ORGANISATION OF FOOTBALL PROGNOSTICS SA	EUR	63 500	977.649
HELLENIC TELECOM. ORGANIZATION SA	EUR	846.000	8.818.287
SIDENOR STEEL PRODUCTS MANUFACTURING COMPANY SA	EUR	591.500	1.662.115
TITAN CEMENT CO SA	EUR	44.000	741.323
DIVIDEND COUPONS RECEIVABLE / PROVISIONS FOR DEPRECIATION	EUR		85.899
			63.744.849
SHARES LISTED IN FOREIGN STOCK EXCHANGES			
ALBENA	BGN	8 087	27.772
BIOVET	BGN	595	380
BLAGOEVGRAD BT	BGN	1 065	12.099
BULBANK	BGN	7 000	19.664
NEFTOCHIM	BGN	5 383	22.623

BANCA COMERCIALA CARPATICA SA	ROL	900 000	90.320
BANCA TRANSILVANIA	ROL	1 800 000	364.581
ELECTROMAGNETICA	ROL	957 377	43.895
ROMPETROL VEGA	ROL	4 850 000	101.158
S.N.P. PETROM	ROL	700 203	38.364
SIF MOLDOVA	ROL	500 000	78.338
SIF1 BANAT	ROL	518 000	107.531
SIF3 TRANSILVANIA	ROL	176 500	46.214
SIF4 MUNTENIA	ROL	807 000	109.254
SIF5 OLTENIA	ROL	400 000	69.982
APOLLO INVESTMENT CORP	USD	13 000	141.451
COCA COLA CORP	USD	1 850	61.004
DU PONT DE NEMOURS	USD	2 000	60.474
GENERAL ELECTRIC CO	USD	2 000	42.526
MICROSOFT CORP	USD	3 000	59.665
ORACLE CORP	USD	2 000	16.146
PFIZER INC	USD	2 000	46.256
PROCTER & GAMBLE CO	USD	300	12.243
VIACOM INC - CL B	USD	1 000	28.517
			1.600.456
SHARES NON LISTED			
TSAGARIS SA	EUR	7 701	**22.066**
			22.066
C) TOTAL OF SHARES			**65.367.372**

MUTUAL FUNDS

	CURRENCY	UNITS OF TRADING	VALUE €
DOMESTIC MUTUAL FUNDS			
DELOS BLUE CHIPS FUND	EUR	1 594 330	14.747.075
DELOS SMALL CAP EQUITY HELLENIC FUND	EUR	2 505 525	4.830.402
DELOS USDBOND FUND	EUR	4 753 811	25.881.648
DELOS EUROBOND FUND	EUR	5 446 547	32.592.138
DELOS MONEY PLUS FUND	EUR	1 958 054	20.676.073
DELOS TOP 30 EQUITY HELLENIC FUND	EUR	3 402 564	4.901.053
DELOS MONEY PLUS HELLENIC FUND	EUR	8 795 055	76.327.885
DELOS BALANCED HELLENIC FUND	EUR	425 623	6.800.184
DELOS INFORMATION & TECHNOLOGY EQUITY HELLENIC FUND	EUR	2 295 384	1.411.431
DELOS CONSTRUCTIONS EQUITY HELLENIC FUND	EUR	227 578	1.050.000
DELOS FINANCIAL EQUITY HELLENIC FUND	EUR	995 283	2.661.087
DELOS INTERNATIONAL EQUITY FUND	EUR	91 613	343.852
DELOS INTERNATIONAL BOND FUND	EUR	532 535	5.632.211
DELOS FOREIGN CORPORATE BOND FUND	EUR	143 207	1.490.094
DELOS EUROPEAN EQUITY FUND	EUR	75 466	332.141
DELOS STRATEGIC PLANNING INTERNATIONAL BALANCED FUND	EUR	117 503	1.230.942
DELOS FOREIGN BANK BOND FUND	EUR	143 208	1.487.069
			202.395.286
FOREIGN MUTUAL FUNDS			
NBG INTERNATIONAL EMERGING EUROBOND	EUR	822	797.552
NBG INTERNATIONAL FINANCIAL WORLD	EUR	822	619.189
NBG INTERNATIONAL INCOME PLUS	EUR	851	850.750
NBG INTERNATIONAL NEW ECONOMY WORLD	EUR	822	471.783
NBG SYNESIS ACTIVE CASH	EUR	1 000	897.005
NBG SYNESIS ARBITRAGE STRATEGY	EUR	10 000	10.000.000
NBG SYNESIS WORLD CLICK	EUR	1 000	955.285
			14.591.563
D) TOTAL OF MUTUAL FUNDS			**216.986.849**
TOTAL OF TRADING PORTFOLIO (A + B + C + D)			**11.429.967.845**

NATIONAL BANK
OF GREECE

www.nbg.gr

ISSN:1109-4354

REAL ESTATE
DECEMBER 31, 2004

NATIONAL BANK
OF GREECE

REAL ESTATE

DECEMBER 31, 2004

NATIONAL BANK
OF GREECE

CONTENTS

For more information regarding realty which is included in "Other Assets Account", please contact the following Bank Units:

ATHENS: Property Management Division, 38 Stadiou street, first, second, third floor, P.O. 105 64, Athens
Telephones for factories in Attica and Voiotia : 210-33.45.653, 210-33.45.665
Telephones for the rest of the country : 210-33.45.663, 210-33.45.654, 210-33.45.655
Telephones for hotels : 210-33.45.653, 210-33.45.601
Telephones for various properties : 210-33.45.487, 210-33.45.635
Telephones for other assets : 210-33.45.487, 210-33.45.469, 210-33.45.564, 210-33.45.549

PIRAEUS: Regional Administration C, 12 Akti Kondili, P.O. 185 45, Piraeus
(realty out of the City of Piraeus boundaries)
Telephones : 210-41.44.909, 210-41.44.886

THESSALONIKI: Regional Administration D, 5 Ploutarchou street, P.O. 546 23, Thessaloniki
Telephones : 2310-295.026, 2310-295.011-12

PATRA: Regional Administration E, 23 Zaimi street and 6 Maizonos, P.O. 262 23, Patra
Telephones : 2610-637.004, 2610-637.013

LARISSA: Regional Administration ST, 14 Patroklou street, P.O. 412 22, Larissa
Telephones : 2410-596.119, 2410-596.125, 2410-596.126

REAL ESTATE

A. TANGIBLE FIXED ASSETS

Real estate used or scheduled for use by the Bank for its own business purposes

I. Branch buildings and office buildings - Domestic

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
ATTIKA prefecture		
AGHIOI ANARGYROI	Aghion Anargyron (Iroon Polytechniou 11)	818.157,29
AGHIOS IOANNIS RENDI	Supplies Division (Fleming 33 and Kotzia)	3.953.542,36
AGHIA PARASKEVI	Center Aghias Paraskevis (429 Mesogeion Ave)	1.669.664,61
	Aghia Paraskevi (8 Iroon Polytechniou)	1.763.713,09
ATHENS	Subdivision of Historical Archive (45-47 Ithakis)	218.321,22
	Division of Financial Institutions Services (2 Karayiorgi & Stadiou)	785.707,16
	Various units (59 Panepistimiou & 5 Emm. Mpenaki)	1.014.237,76
	Cosmos Business Centre (125 - 127 Kifissias Ave.)	785.274,82
	National Bank Cultural Foundation (13 Thoukididou, Plaka)	1.208.942,99
	Various units (40 Panepistimiou)	25.048.921,21
	Human Resources Development Division (30 Omirou)	8.510.000,11
	Various units (37 Athinon Ave., Profitis Daniil)	3.608.263,36
	120 Vas. Sofias	2.684.571,23
	Various units (68 Akadimias - Char. Trikoupi - Zood. Pighis), rented space	14.302.789,25
	Various units (34 Epidamnou & Ag. Paraskevis)	5.715.858,64
	Aghiou Georgiou N. Kosmou (74 Lagoumitzi N. Kosmos)	506.677,11
	Aghiou Louka (288 Patission) rented space	2.758.438,21
	Aghiou Meletiou (55 Aghiou Meletiou)	5.119.033,01
	Agoras (11 Sokratous 11)	1.894.357,05
	Various units (2 Kifisias Av. & 1 - 3 Feidippidou)	7.887.723,04
	Acharnon (165 Acharnon & Aghiou Meletiou)	696.422,84
	Vathis (2 Acharnon)	1.616.549,11
	Victorias (75 Tritis Septembriou)	875.005,63
	30 Geraniou & 13 Piraeus	3.193.067,15
	Kallifrona (187 Patision & Efpalinou)	1.049.616,28
	Kanigos (5-7-9 Chalkokondili)	1.876.244,57
	Kolonakiou (11 - 13 Skoufa)	13.103.348,85
	Kolonou (134 - 136 Lenorman)	892.242,66
	Koukakiou (95 Veikou & Zan Moreas)	465.323,59
	Ano Kipseli (Faidriadon & Tropaion)	376.557,23
	Archive, Kipselis Square (75 Kipseli & Syrou)	644.217,27
	Kipselis (102 Kipselis Square)	1.198.187,14
	Makrigianni (44 Sygrou Ave.)	1.378.741,38
	Marasleiou (34 Xenokratous & Spefsippou)	584.271,14
	Various units (19 Achilleos & Kolonou)	1.754.188,56
	Mitropoleos (3 Mitropoleos & Agg. Vlachou)	6.188.931,25
	Private Banking (9 Neof. Vamva, Kolonaki)	2.548.724,11
	Various units (Omonoias Square, Panepistimiou - Patision - Dorou)	19.784.882,08
	Pagratiou (45 Eutichiou) rented space	7.651.214,34
	Papadiamantopoulou (57 Papadiamantopoulou & 28 Xenias)	493.239,47
	Panormou (18 Panormou & Lakedemonos)	1.770.152,94
	Various units (12 Praxitelous)	2.861.487,22
	Subdivision of Historical Archive (146 Tritis Septemvriou)	14.346.706,46
	Solonos (75 Solonos & Ippokratous)	4.890.421,12
	Various units (38 Stadiou)	21.747.095,40
	Various units (6 Kar. Servias)	12.658.276,30
	Syntagma subdepartment (2 Kar.Servias)	8.283.190,74
	Filadelfias - Samou - Exikiou	4.830.651,67
	Various units (118 Vas. Sofias & 1 Mesogeion)	15.724.765,84
	Keramikou (25 - 27 - 29 Iera Odos)	2.366.312,69
	Sevastoupoleos (142 Sevastoupoleos & Davaki)	2.440.410,94
	Amounts carried forward	**248.544.639,49**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**248.544.639,49**
ATHENS	National Bank Cultural Foundation (Aghiou Konstantinou & Menandrou)................	6.037.287,33
	Monastirakiou (66 Ermou) rented space..	3.607.001,38
	Kerkiras Str. (Kerkiras & Milou)..	581.131,23
	Fokionos Negri (30 Fokionos Negri)..	1.015.533,54
	Various units (38 Panepistimiou)..	7.601.008,29
	Various units (6-8-10 Charilaou Trikoupi)...	1.252.862,46
	12 Amalias, rented space..	14.321.249,39
	Various Untis (14 Amalias)..	11.538.326,08
	Various units (98 Patision)...	4.937.465,15
	Ippokratous (Fanarioton & Mauromichali)...	1.941.529,74
	Various units (9 Crisospiliotissas & Miltiadou)...	6.088.853,58
	Gizi (Lomvardou 94-96 - Pinakota)...	21.486,31
	Commercial Credit Division (10 Panepistimiou)...	1.458.462,42
	Various units (13 Amerikis)	6.257.225,17
	Central Branch and various units (86 Aiolou, 6 Sofokleous, 8-10 Sofokleous, 12 Sofokleous) rented space..	71.981.093,49
AIGALEO	Aigaleo (310 - 312 Iera Odos)...	2.957.130,14
AMAROUSIO	Amarousiou (42 Dionisiou & Thiseos)...	2.626.081,94
VIRONA	Virona (43 St. Sofias 39-45 Neapoleos)..	324.511,74
GALATSI	Galatsiou (1 Protopapadaki & Aghias Glikerias)..	524.227,39
	Galatsiou (3 Aghias Glikerias)..	516.823,18
GLYFADA	National Bank Education Centre (41 - 43 Vas. Georgiou A-Liougka-Mirtous)...........	12.074.764,93
	Paralia Glifadas (83 Vas. Georgiou B)...	1.708.326,56
	Glifadas (13 I. Metaxa)...	8.399.718,17
	Glifadas (ATM, 2 Vouliagmenis Ave.)...	51.945,64
DAFNI	Dafnis (208 Vouliagmenis Ave.)..	3.610.930,96
DRAPETSONA	Drapetsonas (Kanellopoulou & Aghiou Panteleimonos)......................................	299.591,03
ELEFSINA	Elefsinas (Ploutonos & Iroon Square)..	1.471.266,05
ERYTHRES	Erithron (78 Ethnikis Antistaseos)..	332.958,70
ZOGRAFOU	Zografou (79 Papagou Ave. & Traulantoni)..	1.178.753,58
IRAKLEIOU	Irakleiou Attikis (9 Prasinou Lofou)..	2.167.732,84
KAISARIANI	Formionos (11 Formionos & 17 Theagenous)..	1.206.649,24
	Kaisarianis (41 - 45 Ethnikis Antistaseos & Panioniou)..................................	2.346.380,82
KALLITHEA	Kiprou Square (103 Sapfous & Makedonias)..	393.517,70
	Kallitheas (132 El. Venizelou) rented place..	12.791.086,06
	Secreteriat Division (Sapfous & 9 Bouboulinas)..	445.202,59
	Charokopou (73 Charokopou & 77 Metaxa)..	621.758,16
	Various units (328 - 330 Thiseos Ave.)..	9.706.548,49
KERATSINI	Keratsini Centre (45 Dimocratias Ave.)..	820.444,68
	Keratsiniou (33 Dimocratias)..	1.570.178,60
	Amfialis, 83 Salaminas Avenue...	542.622,07
KIFISIA	Kifisias (273 Kifisias - Andrianou, Platanou Square)....................................	12.274.058,28
	National Ave. Athens-Lamia (Galinis & Potamou)...	3.475.255,97
KORYDALLOS	Korydallou (85 Taxiarchon & Athinon Ave.)...	1.232.383,82
KYTHIRA	Kythiron (Central Square)...	256.288,25
LAVREOTIKI	Lavriou (Serpieri Square)...	1.069.798,80
MANDRA	Various units (Old National Ave. Elefsinas - Thivas, Trigono Gefiri)....................	4.659.554,74
	Mandras (65 Str. Rokka)...	173.861,69
MEGARA	P. Georgaki Str.(Vas. Konstantinou Square & 2 Georgaki).................................	371.001,93
	Megaron (68 28th October & Kolokotroni)...	665.072,32
MOSCHATO	Operations Division (125 Thessalonikis & Volou), rented place...........................	6.013.234,55
N. ERYTHREA	Neas Erythreas (59 El. Venizelou)...	2.533.592,45
N. IONIA	N. Ionias Centre (293 Irakleiou Ave.)...	1.866.439,03
	N. Ionias (247 Irakleiou Ave.)..	4.252.485,77
	Amounts carried forward	**494.717.333,91**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**494.717.333,91**
N. SMYRNI	Neas Smirnis (35 Venizelou)	2.944.972,98
	Aghias Foteinis Street (37 Aghias Foteinis)	638.704,40
N. FILADELFEIA	Neas Filadelfeias (90 Dekeleias)	963.905,05
	Dekeleias (225 Dekeleias)	803.900,97
NIKAIA	Nikaias (10 Grevenon & Antiochias) rented place	1.669.573,42
	Petrou Ralli Ave. (252 Petrou Ralli & Anakreontos)	511.024,42
P. FALIRO	Information Technology Division (Syggrou Ave. & Zisimopoulou)	6.139.133,15
	Information Technology Division (377 Syggrou Ave. -Zisimopoulou -Pentelis)	5.759.891,08
	P. Falirou (5 Amfitritis)	2.826.729,79
	Alkionis Street (21 Achileos & Alkionis)	715.092,68
PIRAEUS	Various units (2 Bouboulinas - Akti Miaouli -Aghios Spiridonas)	7.262.547,53
	Supplies Division (16 - 26 Omiridou Skilitsi)	743.478,12
	Ethnikis Antistaseos (8 Grigoriou E, Kastella)	244.213,29
	Various units (12 Akti Kondili)	3.465.694,78
	Ethnikis Antistaseos subdepartment, (1 Ethnikis Antistaseos Ave.)	736.860,71
	Ethnikis Antistaseos (3 Ethnikis Antistaseos Ave.)	6.678.349,85
	Kastellas (93 Vas. Paulou)	469.237,25
	Various units (10 Navarinou & Leocharous)	4.206.750,70
	Various units (65 Akti Miaouli)	2.753.339,34
	Palaias Kokkinias (137 Thivon & Florinis)	332.746,06
	Freattidos (14 - 16 Akti Themistokleous)	639.844,10
	Vas. Sofias (146 Androutsou & B. Georgiou)	2.048.257,39
PERISTERI	Neon Sepolion (2 Monemvasias)	629.302,50
	P. Tsaldari Street (16 - 20 P. Tsaldari)	823.601,05
	Peristeriou (Eunarchou Makariou & Arkadias)	2.316.583,54
RAFINA	Rafinas (8 Arafinidon Alon & Olimpioniki Chr. Mantika)	3.232.526,12
CHALANDRI	Psichikou (178 Kifisias Ave. & Agisilaou), rented place	16.524.981,60
	Chalandriou (Eleftheroton Square)	2.196.342,43
	K. Varnali Street (1 K. Varnali)	1.184.394,03
CHOLARGOS	Cholargou (226 Mesogeion & Aetideon)	2.697.369,60
AITOLOAKARNANIA prefecture		
AGRINIO	6 Papakosta & Char. Trikoupi, rented place	2.410.698,75
AITOLIKO	19 Ioanni Metaxa	82.923,72
AMFILOCHIA	189 Nikolaou Stratou	616.705,98
MESSOLONGHI	13 Lordou Vironos	1.003.776,40
NAFPAKTOS	85 Ilarchou K. Tzavela	1.646.568,45
ARGOLIDA prefecture		
ARGOS	2 Nikitara	3.284.586,05
KRANIDI	Central Square	314.509,55
NAFPLIO	1 Syntagma Square	3.428.518,92
ARKADIA prefecture		
DIMITSANA	Central Square	520.771,89
MEGALOPOLI	Kolokotroni & 1 L. Zerva	410.809,23
TRIPOLI	Konstantinou IB & 28th October Str	717.171,22
TROPAIA	Central Street	183.784,10
ARTA prefecture		
ARTA	Kilkis Square rented place	1.111.529,56
ACHAIA prefecture		
AIGIO	1 Mitropoleos & Oikonomou, rented place	2.279.627,84
KALAVRITA	10 25th March	556.003,69
PATRA	Kanakari Street & Regional Division for West Peloponnese (193 Kanakari)	726.991,98
	Amounts carried forward	**596.171.659,17**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**596.171.659,17**
PATRA	Patron (Trion Symmachon Square)	1.568.496,52
	Gounari Ave. (Gounari & 327 Korinthou), rented place	7.331.276,03
	Papaflessa & 336 Korinthou	360.802,60
	Regional Administration E (Worker dwellings, lane CB44 former 'ALKO')	760.480,30
	Georgiou A Square Patron (244 Korinthou)	3.490.220,30
	Zarouchleikon 291, (Evoias, Antheias & lane Spiromiliou)	232.868,18
	Patras Voud Square (Voud Square, 22 Aghias Triadas)	467.327,83
	File of Regional Administration E (34 - 36 Orfanidou & Epidavrou)	193.868,89
VOIOTIA prefecture		
ARACHOVA	100 Delfon Street & K. Palama	138.524,09
THIVA	94 Pindarou - Kevitos	1.614.339,20
LIVADIA	53 Georgada	371.699,96
	1 Boufidou - Ethnikis Antistasis Square	1.413.876,43
ORCHOMENOS	55 28th October	314.628,67
DRAMA prefecture		
DRAMA	M. Alexandrou	1.984.239,64
PROSOTSANI	11 G. Papandreou	412.762,78
DODECANESA prefecture		
KALYMNOS	Community Road	418.794,27
KOS	Riga Ferraiou & Antinavarchou P. Ioannidou	1.028.135,97
RHODES	City Center Rodos, 9 25th March	1.563.947,89
	Kyprou Square & Eth. Makariou	7.361.093,95
	Palaias Agoras, Mouseiou Square	870.006,44
	G. Papanikolaou Street Vas. Konstantinou & Vas. Pavlou	1.115.013,15
EVROS prefecture		
ALEXANDROYPOLI	47 Demokratias Ave	1.099.873,32
DIDIMOTEICHO	Eleftherias Square	810.373,14
ORESTIADA	101 V. Konstantinou	604.016,65
	157 Anagenniseos, K2 branch, area 63.52 sq.m	45.629,73
SOUFLI	Iroon Square	124.710,62
FERES	Grammou & 9 Vitsi	723.201,89
EVOIA prefecture		
ISTIAIA	20 28th October	574.721,88
KARYSTOS	Karistou & I. Kotsika	610.013,26
KIMI	Kimis (Kostraou Vamva)	351.053,15
CHALKIDA	Chalkida city centre (15 El. Venizelou)	1.516.890,37
	El. Venizelou 9, rented place	2.802.020,20
EYRITANIA prefecture		
KARPENISI	Central Square	932.607,48
ZAKINTHOS prefecture		
ZAKINTHOS	1 Solomou Square - El. Venizelou	1.172.902,35
ILEIA prefecture		
AMALIADA	Deligianni & 1 Sissini	1.184.552,20
GASTOYNI	Pyrgou - Patron & 9 Str. Sissini	105.356,30
PYRGOS	25 Square Dimarcheiou	1.242.776,93
IMATHIA prefecture		
ALEXANDREIA	Vetsopoulou D. & M. Alexandrou	396.998,81
	Amounts carried forward	**643.481.760,54**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	643.481.760,54
VEROIA	Ippokratous & 53 Mitropoleos	1.912.451,04
NAOYSA	Karatasiou Square	1.271.343,38
IRAKLEIO prefecture		
IRAKLEIO	25 Smirnis & Chourdou	4.586.807,04
	25th August - Koronaiou	4.990.365,66
	229 Kalokairinou Ave	854.199,69
THESSALONIKI prefecture		
AMPELOKIPOI	Eptalofou (2 M. Alexandrou), rented place	2.078.219,46
KALOCHORIO	Kalochoriou (21 28th October)	467.707,12
THESSALONIKI	Nikis Ave. (3 Nikis Ave.)	1.046.589,51
	Marketing Division (3 Nikis Ave.)	238.892,03
	Konstantinoupoleos (14 Iliados - Konstantinoupoleos)	618.457,42
	Thessalonikis A (11 I. Dragoumi - Th. Rousvelt)	12.936.273,66
	Sintrivaniou (152 Egnatia Street Kamvounion) rented place	4.209.316,72
	Ermou (34 Ermou & 19 Aristotelous) rented place	9.511.162,43
	Leontos Sofou (13 L. Sofou)	1.765.051,45
	Various units (6 Aristotelous Square - 5 Ploutarchou)	14.776.813,94
	Thessalonikis A subdepartment - (11 Tsimiski)	3.294.865,11
	Various units (51 - 53 Vas. Iraklitou)	3.092.396,31
	Vas. Olgas Street (50 Vas. Olgas)	609.522,95
	Various units (195 V. Olgas & Papantoniou)	3.339.463,12
	National Bank Cultural Foundation (108 Vas. Olgas)	5.469.729,68
	Various units (91 Monastiriou)	4.544.361,39
	Aghias Triadas (26 V. Georgiou & Filopoimenos)	668.371,81
	Charilaou (124 Al. Papanastasiou)	2.313.769,61
	Paulou Mela (18 P. Mela) percentage ownership 28.12%, rented place	1.079.872,83
	Egnatias 51 Ground floor store 32,25 sq.m (ATM)	155.562,78
KALAMARIA	39 Komninon	2.053.097,53
NEOCHOROUDAS	Thessaloniki's Industrial Area (O.T.12)	493.784,72
LAGGADAS	1 N. Papageorgiou	491.181,91
PANORAMA	65 Komninon	680.944,84
STAVROUPOLI	227 Konstantinoupoleos	930.235,18
THESPROTIA prefecture		
IGOUMENITSA	24 Vas. Pavlou - Paralia	441.432,98
	Paralia Igoumenitsas (1 Pargas)	208.844,24
IOANNINA prefecture		
IOANNINA	6 Michail Aggelou	1.509.958,10
	Ioannina city center (7C Michail Aggelou & Grigoriou Sakka)	2.307.927,99
	Subdepartment (70 Anexartisias)	933.275,84
	Ioanninon (G. Averof & 25th March) rented place	6.949.350,42
KAVALA prefecture		
ELEYTHEROUPOLI	Fr. Papachristidi	822.486,80
KAVALA	72 El. Venizelou & Ipeirou	625.854,41
	Various units (M. Alexandrou & Ioanni Dragoumi)	6.576.061,73
CHRISOYPOLI	El. Venizelou	607.228,04
KARDITSA prefecture		
KARDITSA	Plastira - Central Square	2.570.840,54
	2 Ipsilandou & Karaiskaki	797.827,28
	Amounts carried forward	**758.313.659,23**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	758.313.659,23
KASTORIA prefecture		
KASTORIA	15 Alexiou Komninou	540.876,27
	27 11th November	1.551.723,89
CORFU prefecture		
CORFU	63 Eug. Voulgareos & Korinthou	3.418.186,48
CHEPHALLONIA prefecture		
ARGOSTOLI	Kampanas Square & 14 Sitemporon	1.403.683,75
	Argostoliou Beach (90 A. Tritsi Ave.)	633.480,72
ITHAKI	1 Doureiou Ippou, Central Square	211.192,59
KILKIS prefecture		
AXIOYPOLI	Axioupoli Central Square	609.393,64
KILKIS	167 21th June	825.119,11
KOZANI prefecture		
KOZANI	1 - 3 K. Palaiologou & P. Mela	981.171,73
	1 Nikis Square	1.609.821,19
SIATISTA	11 Mitropolitou Iakovou - Fillelinon	387.870,08
KORINTHIA prefecture		
VRACHATI	Old National Road Korinthou - Patron	245.609,55
KORINTHOS	Theotoki 7 Ethnikis Antistaseos, rented place	1.814.101,51
LOYTRAKI	28 25th March Square	1.097.307,93
NEMEA	3 Floiountos	268.678,20
XYLOKASTRO	43 Pan. Tsaldari	444.646,26
KIATO	Iroon Square	790.274,19
CYCLADES prefecture		
ANDROS	Empeirikou, rented place	699.067,94
ERMOUPOLI	Syrou (Fraglinou Rousvelt)	1.320.329,58
THIRA	Central Road	2.651.899,18
PAROS	Paroikia	858.688,08
LAKONIA prefecture		
GITHIO	Public Garden Square (Eurikleous Street)	886.645,15
LARISSA prefecture		
LARISSA	Larissa Park Station (K. Palaiologou & 74 - 76 Iroon Politechniou)	662.582,06
	48 Papanastasiou - Central Square	7.995.193,79
FARSALA	Lamias & 28th October, rented place	378.001,53
LASITHI prefecture		
AG. NIKOLAOS	Nik. Plastira & Rousou Koundourou	1.179.835,91
IERAPETRA	Central Square	533.394,77
LESVOS prefecture		
PAPADOS	Papados	124.997,68
MITILINI	Mitilini city centre (77 Koudourioti)	1.279.526,53
	Mitilinis (Prokymaias & Central market) rented place	2.314.637,71
LEFKADA prefecture		
LEFKADA	Str. Mela & 93 Kithiron	826.130,08
	Amounts carried forward	**796.857.726,31**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**796.857.726,31**
MAGNESIA prefecture		
ALMIROS	Market Square	1.064.251,34
VOLOS	91 Iasonos Street (Dimitriados - Iasonos - Topali)	2.341.812,10
	Argonafton - Iasonos - Ipeirou	7.873.898,11
N. IONIA	N. Ionias, 35 Apostoli Volidi & Dorilaiou	327.805,23
MESSINIA prefecture		
GARGALIANOI	8 Nik. Skiada	82.791,77
KALAMATA	25 Aristomenous, rented place	3.170.161,64
	Vas. Georgiou Street (Ethnikis Antistaseos Square & Antonopoulou)	1.232.394,82
KIPARISSIA	9 25th March	456.956,89
MELIGALAS	28 Aghiou Ioannou Square	254.349,45
MESSINI	Central Square	692.069,71
XANTHI prefecture		
XANTHI	Saranda Ekklision Street (3E Saranda Ekklision & Aghiou Eleftheriou)	403.030,89
	13 Konitsis	2.211.175,68
PELLA prefecture		
GIANNITSA	3 Velika Roma	1.512.289,34
EDESSA	Eleftherias Square	946.461,40
SKYDRA	Dimokratias Square & Vas. Georgiou	569.502,11
PIERIA prefecture		
KATERINI	Olympou Katerinis (37 Irinis)	745.685,20
	Katerinis (Panag. Tsaldari and 5 Georgiou)	3.752.056,07
PREVEZA prefecture		
PREVEZA	Koimisi Theotokou & 8 E. Venizelou	1.147.157,05
RETHYMNO prefecture		
RETHYMNO	84 Koundourioti Ave	582.001,33
	G. Tsagri Tsouderon	622.938,61
	Chortatzi & Kountourioti Ave	926.652,63
RODOPI prefecture		
KOMOTINI	Orfeos and Iroon	3.023.100,45
SAMOS prefecture		
VATHY	Samos (Vathy, Themistokleous and Sofou)	1.282.374,65
SERRES prefecture		
IRAKLEIA	6 Karamanli	590.633,36
NIGRITA	Central square	694.910,77
SERRES	1 Eleftherias Square	4.715.238,32
SIDIROKASTRO	3 Omonoias	536.908,58
TRIKALA prefecture		
KALAMBAKA	Riga Feraiou Square	152.710,39
TRIKALA	13, 28th October St	1.917.435,39
	Archive (Tiouson 42)	43.580,57
FTHIOTIDA prefecture		
DOMOKOS	Dimokratias	111.132,65
	Amounts carried forward	**840.841.192,81**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**840.841.192,81**
LAMIA	Kanari & Papaflessa	199.939,85
	1 Kapodistriou - Vas. Konstantinou Square, rented space	3.491.270,72
MAKRAKOMI	Central square	199.405,54
MALESINA	Aghiou Konstantinou Square, rented space	275.366,07
STYLIDA	3 Falaron	408.604,34
FLORINA prefecture		
AMYNDEO	2 M. Alexandrou	406.749,90
FLORINA	26 M. Alexandrou and Vas. Filippou	2.165.173,27
FOKIDA prefecture		
AMFISSA	14 Gatou and Papachristou	1.158.536,64
ITEA	53, 28th October St	508.594,36
CHALKIDIKI prefecture		
ARNAIA	Central square	284.777,83
N. MOUDANIA	Kyprou and Vas. Georgiou	492.960,66
POLYGYROS	43 Polytechneiou	818.874,10
CHANIA prefecture		
KISSAMOS	El. Venizelou square	395.388,44
CHANIA	Venizelou and Stratigou Tzanakaki, rented space	6.270.587,61
CHIOS prefecture		
CHIOS	9 Polytechneiou & Petrokokkinou	792.412,48
	Vounakiou Square	2.255.592,38
	Total	***860.965.427,00***

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	II. Buildings scheduled for use by the Bank	
ATTICA prefecture		
ATHENS	373 Acharnon - Aghios Eleftherios: 250 sq.m. old structures approximately on a 1 579.70 sq.m. plot	792.711,62
	35 Stadiou	9.120.666,67
GERAKAS	Porou-Gargitou & unknown side road of Stavros Elefsina Ave., Kentro location, 18 706.9 sq.m. plot, with buildings 25 042 sq.m.,	5.725.447,45
ARKADIA prefecture		
TRIPOLI	Plot non constructable 15.30 sq.m	661.581,92
ACHAIA prefecture		
PATRA	65 Ag. Andreou & 1 Ag. Nikolaou: 858.92 sq.m. three-storey building, classified as a protected monument, on a 264.89 sq.m. plot	1.041.569,38
THESSALONIKI prefecture		
THESSALONIKI	Omirou-Papafi-Perdika: group of buldings with an approximately 15 107.12 sq.m. total area, on an approximately 11 687.15 sq.m. plot	6.402.573,61
	Dimokratias Square & K. Moskof, structure with ground floor 623.72 sq.m., first floor 592.79 sq.m., second floor 592.70 sq.m., loft 80.62 sq.m. and basement 594 sq.m.	5.331.579,15
MENEMENI	297 Monastiriou, Menemeni	764.734,26
PILAIA	12th k.m. Thessaloniki - airport Ave.	105.345,48
LAKONIA prefecture		
GYTHIO	Building classified as a protected monument in Evrikleous & Grigoraki street 430 sq.m. total area, on a 212.85 sq.m. plot	101.506,88
MESSINIA prefecture		
KORONI	P. Ralli & Molou Square, three storey structure with ground floor 84 sq.m., first floor 110 sq.m, and second floor 110 sq.m., on a 121 sq.m. plot	165.018,52
	Total	**30.212.734,94**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	III. Fields - plots for the construction of new buildings	
ATTICA prefecture		
ATHENS	128-132 Athinon Ave. Intersection, title gives plot area as 3 819 sq.m.; after implementation of city plan, 2 877 sq.m	1.346.735,70
	37 Stadiou, 336.70 sq.m. plot	1.327.659,57
	Ifigenias & Patili, 2 627.35 sq.m. plot	3.228.173,15
AMAROUSIO	85 V. Sofias, 2 076 sq.m. plot (250/1000)	92.305,77
MARKOPOULO MESOGAIAS	1 Porto Rafti Ave. 753.60 sq.m. plot	920.416,52
PIRAEUS	81 Athinon, Kastanitsis 973.34 sq.m.plot	122.924,94
TAVROU	202 Peiraios Str, 520.91 sq.m. plot	122.385,58
GREVENA prefecture		
GREVENA	Plot 1 765,59 sq.m. in K. Taliadouri - 13th October - Makedonomachon Roads in Grevena	542.186,24
EVROS prefecture		
DIDYMOTEICHO	Eleftherias Square 356 sq.m. plot	138.727,32
LARISSA prefecture		
LARISSA	Central Square (M.Sapka), 1 381.08 sq.m. plot with buildings 700 sq.m. approximately	656.959,85
SAMOS prefecture		
KARLOVASI	St. Nikolas, 1.152 sq.m. plot	102.166,35
	Total	**8.600.640,99**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	IV. Real estate without exploitation	
ATTICA prefecture		
ATHENS	28 Geraniou, three storey listed building with a basement, classified as a protected monument, in a building site area of 740,60 sq.m. with outbuildings of 454,70 sq.m. in a plot of 484,80 sq.m.	1.484.437,72
	Location "Micheli" or "Paiko", Danaon & Afroditis, two horizontal ownerships-stores, ground floor (B1 and B2) 30 sq.m and 300 sq.m.	75.168,35
KARDITSA prefecture		
KARDITSA	2 Plastira & Iezekeil, ground floor store of 110.82 sq.m. with a 63 sq.m. loft and first floor of 211,02 sq.m.	480.806,11
MAGNESIA prefecture		
VOLOS	69 Iasonos & Iolkou, ground floor store of 149.63 sq.m. with entresol of 75 sq.m., and first floor of 149.63 sq.m.	1.094.621,88
FOKIDOS prefecture		
ITEA	28 October & Iroon, ground floor store (B) 170 sq.m.	244.791,92
	Total	**3.379.825,98**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	V. Modulation of fields which is subject fo depreciation	9.113,24
	TOTAL: A. TANGIBLE FIXED ASSETS	903.167.742,15

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	B. INTANGIBLE FIXED ASSETS	
	I. Usufructuary rights	
ATTICA prefecture ATHENS	1 Vas. Sofias & 2 Panepistimiou (usufructuary rights contract on a 50 sq.m., ground floor store)..	0,01
	Total	**0,01**
	II. Expenses for Establishment Formation & Costs	
	Total	**1.561.494,98**
	TOTAL: B. INTANGIBLE FIXED ASSETS	**1.561.494,99**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)

C. OTHER ASSETS
REAL ESTATE
ACQUIRED BY THE BANK AT AUCTION SALES

I. Hotels

ATTICA prefecture		
ELEFSINA	Airport Avenue, location "Anothen Kalou Pigadiou," camping with unfinished buildings; total floor area: 1 074.67 sq.m., on a 25 992.90 sq.m. field......................	467.830,83
AITOLOAKARNANIA prefecture		
MENIDI	National Road Amfilochia-Arta, C class hotel, 69 rooms - 134 beds, total floor area of buildings: 2 808.19 sq.m., on a 2 578.86 sq.m. plot............................	377.060,62
DODECANESE prefecture		
ARCHANGELOS	Location "Kipoi," furnished apartment hotel, A class, 12 rooms - 27 beds, total floor area of buildings 338.84 sq.m. on a 1 965.34 sq.m. plot...........................	160.425,53
AFANTOY	Provincial road Rhodes-Lindos, location "Kolympia," Daphni Hotel, category C 37 rooms - 71 beds, total floor area of buildings 1 704.31 sq.m. on a 4 968 sq.m. plot..	342.595,94
KARPATHOS	Municipal road, location "Niochori," unfinished hotel, C class, 27 rooms - 51 beds, total floor area of buildings 1 048.48 sq.m. on a 546.19 sq.m. plot.................	106.895,10
LEROS	Municipal road, location "Panteli," C class hotel, 28 rooms - 48 beds, total floor area of buildings 1 876.43 sq.m. on a 1 207.52 sq.m. plot........................	289.941,36
EVOIA prefecture		
ISTIAIA	National Road Chalkida-Istiaia, location "Asminio," C class hotel, 45 rooms - 86 beds, total floor area of buildings 2 283.25 sq.m. on a 1 523.75 sq.m. plot..	479.492,30
AETOS	Provincial road, location "Bouros," unfinished Amalia Hotel, C class, total floor area of buildings 7 541.25 sq.m. on a 15 345.40 sq.m. plot; also adjacent plot of 4 087.60 sq.m..	932.107,72
IRAKLEIO prefecture		
CHERSONISSOS	Location «Koutouloufari», three storey building with apartments for rent, total floor area of building 355.88 sq.m., on a 111.97 sq.m. plot..............................	211.885,77
KOZANI prefecture		
PENTALOFOS	National Road Kozani - Ioannina, unfinished C class hotel, 33 rooms - - 64 beds, buildings area: 3 292.82 sq.m., on a 2 149.77 sq.m. plot.......................	72.690,76
CYCLADES prefecture		
IOS	Location "Psathi," unfinished B class hotel, total floor area of buildings 1 340.52 sq.m. on a 6 200.92 sq.m. plot...	69.552,45
LASITHI prefecture		
PACHEIA AMMOS	Provincial road Aghios Nikolaos - Siteia, unfinished B class hotel, floor area of buildings 10 910.02 sq.m. on a 28 597.48 sq.m. plot..................................	228.775,50
RETHYMNO prefecture		
RETHYMNO	7 Chimaras str., two storey building with 9 furnished apartments and two ground floor stores, title gives a total floor area of building 611.60 sq.m., on a 389.13 sq.m. plot (also according to title)...	237.137,46
CHALKIDIKI prefecture		
POLYGYROS	Gerakini, location "Gousi - Langadi," B class hotel, 503 rooms - 955 beds, total floor area of building 21 739.81 sq.m., on a 89 962.41 sq.m. field....................	3.308.394,35
	Total	7.284.785,69

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	II. Factories	
ACHAIA prefecture		
AIGIO	8 Ifaistou, a factory with equipment of an iron industry in buildings of 662.72 sq.m. in a field of 882,39 sq.m., former «METALLOVIOMICHANIA AIGIOY A.I.ILIOPOYLOS (heritors)»........	70.367,57
DREPANO	Factory with machinery for producing asbestos cement, 44% owned by the Bank, on a 139 308.17 sq.m. field with a building area of 30 227.32 sq.m., former 'AMIANTIT' A.E.B.E........	643.614,61
EVOIA prefecture		
VASILIKO	Location "Megali Rachi," containing machinery for the production of bricks - tiles and automatic systems, in buildings of 2 579.73 sq.m. on three fields with a total area of 19 056.88 sq.m., former "KONSTANTINOS ATH. PETSAS & KONSTANTINOS PETSAS S.A."........	262.535,75
ILEIA prefecture		
ANDRAVIDA	Location " Bartzeli": 1 000.43 sq.m. factory, containing machinery for olive kernel oil processing and 3 old metallic oil tanks on a 4 712.72 sq.m. field, former "BIOPYRIN S.A"........	70.207,97
	Location " Bartzeli" : 361.34 sq.m. factory, containing kiln dry machinery for corn four metallic silos complex and weighing station; on a 4 168.08 sq.m. field, former "BIOPYRIN S.A."........	70.918,73
IMATHIA prefecture		
PLATY	Location "Trigono," factory with sorting and refrigerating machinery on a 25 000 sq.m. field, 4 600 sq.m. buildings, former "PLATON S.A."........	99.528,54
KILKIS prefecture		
GOUMENISSA	Location "Goumnita" (refrigerator with machinery), 50% owned by the Bank, on 1 100 sq.m. field, buildings 742 sq.m., former "GABRIEL CHARITOPOULOS"........	2.269,10
LARISSA prefecture		
KRANEA	Location "Stavros", factory with cheese producing machinery, on a 2 300 sq.m. field, 962,48 sq.m. buildings, former "VIOTECHNIA GALAKTOS ANTICHASION FAKI BROS O.E."........	71.758,06
LARISSA	Koulouri, location "Kokkinogia", factory with wood processing machinery on a 5 175 sq.m. field; buildings floor area: 1 770 sq.m., former "OIKOXYL S.A.".....	176.760,98
LASITHI prefecture		
KAVOYSIO	Location "Kaminia," hothouses on an area of 3 095.52 sq.m. - vegetable packaging machinery on a 8 141.8 sq.m. field, with buildings of 549.53 sq.m., former "GEORGIOS BAMIEDAKIS"........	57.944,67
MESSINIA prefecture		
ZEVGOLATIO	Location "Dimosia", factory with olive kernel oil processing machinery on a 17 108.78 sq.m. field, with buildings of 5 039.31 sq.m., former "CH. KOUTELAS Ltd"........	147.852,96
PELLA prefecture		
ARIDAIA	Industrial area: 1 094 sq.m. manufacturing plant with engine - room machinery, on a 8 045 sq.m. field, former "DIMITRIOS SAMARAS"........	185.888,05
	Total	**1.859.646,99**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	III. Industrial - Manufacturing sites	
ATTICA prefecture		
GLYFADA	1 Venezouelas & Vouliagmenis (shipyard) on a 5 213.17 sq.m. plot with buildings 3 006 sq.m. , former "AR. ZEIS S.A."..	918.033,78
ELEFSINA	Dragoumi and Kanellopoulou, industrial site on a 26 620.32 sq.m. plot, with buildings 12 898.53 sq.m., former "ETEL"..	2.273.000,26
KAMATERO	26 Aghias Lavras, 249.37 sq.m. manufacturing plant containing a house, on a 218.62 sq.m. field, former "Ant. Panagoulia"...	33.279,15
KERATEA	Location "Gones Elia," manufacturing plant with buildings of 218.63 sq.m., on a 2 754.83 sq.m. plot outside the city plan, former "G. PRIFTIS"........................	54.265,85
KERATSINI	102 Dodekanesou, Akti Ionias 1) former olive corn oil processing plant, 66.67% owned by the Bank, on a 3 094.44 sq.m. plot with buildings of 1 782.43 sq.m. 2) former seed oil processing plant on a 2 394.79 sq.m. plot with buildings of 1 620.67 sq.m...	1.347.574,45
KROPIA	Location "Profarta," 5 310.6 sq.m. (according to title-deeds) field, with buildings of 744.26 sq.m..	82.059,00
PIRAEUS	44 Retsina and Hymettus St. on a 26 718.14 sq.m. plot, with buildings of 8 707.10 sq.m., former "A.K.E. RETSINA S.A."...	6.138.621,47
ARGOLIDA prefecture		
ARGOS	Corinthou St., location "Glyka" or "Xirias," 1 543 sq.m. industrial site on a 6 705.48 sq.m. field, formerly owned by the heirs of "EVAGG. MARINOS". Based on the act 1/95 concerning city zoning plan this property of the bank will be exchanged with two fields of 2 890.91 sq.m. and 551.07 sq.m. which have not been defined yet..	455.972,65
	Location "Bamboo" or "Kokkinia," manufacturing plant on a 5 534.17 sq.m. field with buildings of 1 826.40 sq.m.,former "Advance Autoelectric Hellas Ltd"........	379.858,81
ARKADIA prefecture		
MAGOULA	Location "Raches Tegeas" or "Kritika," manufacturing plant on a 10 340 sq.m., field with buildings of 419 sq.m., former "VASILIOS PAPAGEORGIOU"........	78.787,73
ACHAIA prefecture		
KAMARES	Location "Nisi" or "Mesonisi", industrial site with buildings of 10 141.03 sq.m., in a field of 62 564.36 sq.m., former «RETSINA BROSS S.A.».....................	473.428,35
PATRA	19 Timfis str. Location "Psarofai" manufacturing plant on a 366.75 sq.m. field with building of 715.50 sq.m. (basement, ground floor, entresol and first floor) former "DIMITRIOS GEORGAKIS"...	414.432,50
VOIOTIA prefecture		
THEVA	Location "Kourmeki," 5th km on Theves - Chalkida road; 10 000 sq.m. plot with buildings of 1 480.35 sq.m., former "PAN. TH. TSILIRAS".........................	81.390,64
EVOIA prefecture		
VATHI	Location "Spilia", industrial site on a 1 205.34 sq.m. plot, with buildings of 551.69 sq.m., former "DIMITRIOS VERONIKIATIS"................................	47.974,18
	Industrial site containing buildings of 11 072.74 sq.m., on a field of 31 595.24 sq.m. former "ELLENIT PLASTIKA" A.B.E.E...	988.093,96
FAROS	Manufacturing plant (winery) on a 637.50 sq.m. field with buidings of 624.08 sq.m., former "PANAGIOTIS G. VELISSARIOS"..	24.551,67
CHALKIDA	Aghios Stefanos, Chalkida - Kymis road, 4 596 sq.m. industrial site on a 15 866 sq.m. field (due to the partial recocation of the act 33/92 concerning city zoning plan according to which the field was limited to 8 145 sq.m.) former "V. I. GEORGIADIS S.A."..	1.158.072,26
	Psaron & Balalaion, manufacturing plant on a 2 043.95 sq.m. field with bulidings of 403.91 sq.m., former property of "CHAINA BROS"...............................	356.265,72
	Amounts carried forward	**15.305.662,43**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**15.305.662,43**
ILEIAS prefecture		
ANCIENT OLYMPIA	In the former National Road Pyrgos - Ancient Olympia, location "Katebasia", industrial area with buildings of 705.81 sq.m. and a ground house of 61.77 sq.m. in a field of 1 365.36 sq.m., former «GEORGIOS V. THEODORAKOPOULOS»	53.725,26
PYRGOS	Location "Syntriada", industrial site with buildings of 19.215,30 sq.m. in a field of 52.464,68 sq.m., «FURNITURE LAND CRISTOFOROS KOUNTOURIS - GREEK FURNITURE INDUSTRY S.A.»	139.585,26
IMATHIA prefecture		
PATRIDA	Location "Alonotopos", 65 547.25 sq.m. industrial site on three adjoining plots with buildings of 9 332.97 sq.m., former "ELIAS LAZOS & SONS S.A."- "NIKOLAOS LAZOS" and "EFTERPI LAZOU"	592.860,11
THESSALONIKI prefecture		
IONIA	8th km in the National Road Thessalonikis - Kilkis, industrial site with two weighbridges, buildings of 13 892 sq.m. in a field of 40 960 sq.m. former "VAMVAKOURGIKI ELLADOS S.A."	1.462.768,81
THESSALONIKI	124 Papanastasiou and Fillelinon, industrial building of 1 534.97 sq.m. on on a 2 726.39 sq.m. field, former "MELISSA - LADAS & TZIATZIAS O.E"	1.117.481,53
	Kato Toumba, 59 Pylaias, 25% owned by the Bank, 717 sq.m. manufacturing plant with buildings of 367.26 sq.m., former "ELVIRA SIMAIOFORIDOU"	16.652,56
	26th October, location "Sellanes" manufacturing plant with buildings of 1 403.50 sq.m., on a field of 1 585.84 sq.m.former "CHIMOFIX HELLAS S.A."	61.628,76
IOANNINA prefecture		
KALLITHEA	Location CHALIKIA, Industrial site (chicken farm) with buildings of 2 294.67 sq.m., a house of 77.64 sq.m. and a uplifted concrete tank of 6.25 sq.m. in a field of 10 545 sq.m., former «KALLIOPI wife VASILEIOY FANI»	76.856,78
PERATI	Location "Dragatsoura," 15 523.88 sq.m. industrial site with buildings of 1.320,19 sq.m. and a 53.76 sq.m. basement tank for marble dust, former "V. MANTZIOS S.A"	89.831,76
KAVALA prefecture		
KAVALA	26 Tenedou, 2 712.32 sq.m. plot within the city plan, including an old mill, a complex of 12 silo and a nine floor tower for their use with a total building area of 254.96 sq.m., former "GEORGIS NIKOLETOPOULOS S.A."	369.335,04
KARDITSA prefecture		
STAVROS	Location "Keramaria", manufacturing plant on a 1 358.71 sq.m. field with buildings of 306.50 sq.m. with a 179.50 sq.m. apartment on the first floor and an 80 sq.m. attic, former "GEORGIOS V. TSIAMOURAS"	83.502,92
SOFADES	17, 28th October Str., storage area for old mill on a blind 315 sq.m. plot, former "G. ZAMBOGAS"	27.655,84
	17, 28th Oktober St., old mill and storage area on a 800 sq.m. field, former "G. ZAMBOGAS"	67.816,91
CORINTHIA prefecture		
KIATO (SIKYON)	Old National Road Corinth - Patras, location "Lakkos," ownership percentage: 45.28% of industrial site (demolished) on a plot of 4 500 sq.m. (according to title) but recently estimated to 2 648.75 sq.m. facing a storehouse of 173.10 sq.m. on plot of 3 500 sq.m. (according to title) but recently estimated to 3 211.62 sq.m. former "K. ZOUZOULAS"	169.791,71
	Amounts carried forward	**19.635.155,68**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	19.635.155,68
LAKONIA prefecture		
TALADES	Location "Bachoumi - Pezoules", manufacturing plant on a 1 498.22 sq.m. field, with buildings of 387.50 sq.m. and remainings of a weighing station, former "DRYMONI BROS O.E.".	41.234,91
SPARTA	National Road Sparta - Tripolis, 3 911.75 sq.m. industrial site on a 27 721 sq.m. plot, former "CHYMOFIX HELLAS S.A.".	346.585,28
LARISSA prefecture		
KEFALOVRYSI	Refrigeration industrial building of 189,82 sq.m., on a 568,73 sq.m. field, former "ATHANASIOS DOUMOS"	22.045,82
LESVOS prefecture		
SKOPELOS	Location "Pefkara," manufacturing plant on a 5 423.32 sq.m. field, with buildings of 422.87 sq.m., former "P.LEMANIS - -E.LEMANIS & CO O.E." implementation of city plan	45.644,54
MAGNESIA prefecture		
VOLOS	Cheironos, Achilleos and Konstanta, 2 726,33 sq.m. industrial site on a 2 726,33 sq.m. field (after implementation of city plan 2 724.08 sq.m.) former "GLAVANIS TECHNIKI S.A.".	238.157,12
XANTHI prefecture		
EXOCHI	Industrial site with buildings of 4 945 sq.m. (approximately), in a field of 24 645 sq.m.(approximately) former "ENEBE S.A.".	267.335,25
PIERIA prefecture		
KATERINI	In Kouradas area, location "Keramidi," manufacturing plant on a 4 400 sq.m. field with buildings of 1 050 sq.m., former "K. PALAGAS S.A"	126.455,40
	Korinos, location "Krania", of the estate area of former community Kato Agianni industrial site, 1/4 ownewd by the bank as tenancy by the entirety, on approximately 1 200 sq.m. in a field of 20 000 sq.m., former "IOANNI KARAPANOU"	14.067,93
SERRES prefecture		
N. KERDILIA	100th km Thessaloniki - Kavala, industrial site (canning factory) on a 5 807.28 sq.m. field, with buildings 2 069.60 sq.m., former "GALLOELLINIKI CANNING FACTORY K. TATARIDIS S.A.".	43.019,98
FTHIOTIDA prefecture		
KIPARISSI	Location "Giros," industrial site on a 12 722.83 sq.m. fenced field with buildings of 2 609,66 sq.m., (5 538.92 sq.m. after the reduction of the sea shore) former " PANOSAL ABEE"	31.792,18
MALESINA	Location "Prospilia", manufacturing plant on a 2 679.04 sq.m. field, with 272 sq.m. ground level and a 272 sq.m. basement, former "GEORGIOS P. IOAKEIM"	55.895,81
CHALKIDIKI prefecture		
GALIATISTA	Industrial site on a 401 636 sq.m. field, with buildings of 1 490 sq.m. former "ELECTROTECHNOCHIMIKI THALIS ABEE"	388.845,21
AGHIOS MAMAS	Location "Isiomata," manufacturing plant on a 6 060.50 sq.m. field, with buildings of 726 sq.m., former "M.GAROFALLOS - A.GAROFALLOS S.A.".	80.403,57
	Total	**21.336.638,68**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	IV.Stores - Offices	
ATTICA prefecture		
AGHIA VARVARA	4, Andreou Dimitriou, storage room of first floor No A1, 115.48 sq.m.	35.032,39
ATHENS	30 Petraki and 2 Fokionos, offices (C1 and C2), 12.20 sq.m. and 17.70 sq.m. respectively, 37.50% owned by the Bank	3.551,60
	62 Trion Ierarchon, Ano Petralona, 45 sq.m. unfinished semi-basement store (K-3)	13.657,86
	63 El. Venizelou, 6.28 sq.m. ground floor store (I-5) and 38.7 sq.m. basement storeroom (Y-5)	30.955,81
	15-17 Parnithos, 174.79 sq.m. semi-basement store (A1)	24.021,69
	9 Aristeidou, nine (9) offices on the 6th and 7th floors, total area 440.86 sq.m.	155.525,40
	3 Pan. Skouze, offices 204.98 sq.m. on the fourth floor and 198.36 sq.m. on the fifth floor	192.151,49
	24 Stadiou, 722 sq.m. first floor office	887.850,72
	35 Maizonos, ownership by floor surface area of the third floor, 91.50 sq.m.	38.005,26
AMAROUSIO	3 Nikis, 249.3 sq.m. semi-basement store	61.045,60
DAFNI	3 Ilia Iliou, 176 sq.m. ground floor store (K-1) with 88 sq.m. loft area	124.284,67
	3 Ilia Iliou, 143 sq.m. ground floor store (K-2)	113.994,87
ZOGRAFOU	130 - 134 Grigoriou Afxentiou, 80 sq.m. semi-basement store (K1)	40.817,58
	130 - 134 Grigoriou Afxentiou, 157 sq.m. semi-basement store (K4)	62.241,65
IRAKLEIO	28 Grammou, location "Sakelariou," 40.02 sq.m. ground floor office	13.638,73
KALLITHEA	87 Aristeidou & Aghion Panton, 87.50 sq.m. office (HM-1), 50% owned by the Bank	6.588,04
	89 Mantzagriotaki, ownership by floor surface area of the semi-basement (HM-1) and eight (8) offices, D-2 through D-5 on the fourth floor and E-1 through E-4 on the fifth floor. Total area 171 sq.m., 50% owned by the Bank	30.743,33
KAMATEPO	127 Kamatero Ave., ground floor store (I-1), 230,96 sq.m.	88.008,47
MEGARA	IB-1 Vas. Konstantinou Square & 28th October Str., 18.90 sq.m. ground floor store (I-1)	6.303,79
N. IONIA	117-119 Andreou Demetriou, 170 sq.m. store (I-2)	54.404,16
	117-119 Andreou Demetriou, 145 sq.m. store (I-1)	60.572,73
N. PERAMOS	76 28th October St., 101.80 sq.m. storeroom	1.868,01
	76 28th October St., 291.70 sq.m. roof garden	8.755,40
NIKAIA	108 Yemelou, 43 sq.m. unfinished ground floor store	12.619,22
PIRAEUS	39 Voulgari, 99.30 sq.m. basement store (K-1)	9.821,07
CHALANDRI	10 Rodon and 7 Iakinthon, 129.50 sq.m. ground floor store (IS-1), and 14.20 sq.m. parking area (P-6)	94.043,32
ARGOLIDA prefecture		
ASKLIPIEIO	Location "Aghios Ioannis" Ligouriou, 229 sq.m. unfinished ground floor store (I-1) of two-storey structure on a 774.30 sq.m. plot	35.248,98
ARTA prefecture		
DICHOMOIRI	Site "Xirokambos," 87.25 sq.m. unfinished first floor apartment (A-1) of two-storey structure on a 1.215,50 sq.m. plot	6.984,10
ACHAIA prefecture		
PATRA	57-57 Aghiou Andreou, 19 sq.m. third floor office (C-6) in a six floor apartment block on a 636 sq.m. plot	4.762,75
	57-57 Aghiou Andreou, 26 sq.m. third floor office (C-5) in a six floor apartment block on a 636 sq.m. plot	8.711,35
	57-57 Aghiou Andreou, 21.50 sq.m. mezzanine room in a six floor apartment block on a 636 sq.m. plot	4.214,66
FARRES	"Varika" Location, 48.25 sq.m. ground floor store on a 2.308,10 sq.m. plot	10.216,83
	Amounts carried forward	**2.240.641,53**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**2.240.641,53**
VOIOTIA prefecture		
ASOPIA	"Xeropigado" Location, inside site, 260 sq.m. unfinished ground floor structure scheduled for store on a 1.300 sq.m. plot	25.895,82
DODEKANESE prefecture		
RHODES	37 Ethn. Makariou, location "Neochorio," 39.81 sq.m. first floor office (D-1A)	28.931,31
EVROS prefecture		
ALEXANDROUPOLI	Bizaniou & Sylivrias, 210.10 sq.m. ground floor store (K-1)	84.270,01
	Bizaniou & Sylivrias, 171 sq.m ground floor store (K-2)	61.993,21
	Bizaniou & Sylivrias, 133.50 sq.m. ground floor store (K-5)	43.236,52
DIDYMOTEICHO	Aghias Foteinis, 48.60 sq.m. ground floor store (K-1)	15.830,94
	Aghias Foteinis, 54 sq.m. ground floor store (K-3)	17.454,72
ORESTIADA	Ath. Diakou & Konstantinoupoleos, 41.16 sq.m. ground floor store (I-2)	16.973,07
	Ath. Diakou & Konstantinoupoleos, 44.98 sq.m. ground floor store (K-5)	14.495,58
	Ath. Diakou & Konstantinoupoleos, 44.88 sq.m. ground floor store (I-6)	14.161,02
EVOIA prefecture		
CHALKIDA	L. Chaina & Konstantinidi, 39.68 sq.m. third floor store (C-11)	21.993,15
ILEIA prefecture		
AMALIADA	140.80 sq.m. ground floor store on a 156.40 sq.m. plot (co-ownership 45.01%)	75.354,94
MACHOS	Neochorion - Kastron road, location "Lavrio," 394 sq.m. unfinished ground floor store	24.358,03
IMATHIA prefecture		
NAOUSA	32 Vas. Konstantinou, ground floor store of 67 sq.m. (gross)	31.381,19
THESSALONIKI prefecture		
THESSALONIKI	118 Vas. Olgas & Vikopoulou, 3 stores: 1) 360 sq.m. ground floor store, 2) 85 sq.m. ground floor store, 3) 400 sq.m. basement store	297.115,52
	Nemeas & Konstantinoupoleos, 148.25 sq.m. ground floor store with basement	161.917,97
	46 Sapfous, 128.20 sq.m. ground floor stores: 188.15 sq.m. first floor store; 265.30 sq.m. fourth floor store; and 59.60 sq.m. penthouse; all unfinished, 38.56% owned by the Bank	67.311,60
SIKEON	32 - 36 Thermopylon, 40 sq.m. semi - basement workroom in B wing	11.525,76
	42 Belogianni & Cyprus, 82 sq.m. store	20.821,74
TRIANDRIA	21 Thrakis, 67.72 sq.m. basement store	11.846,85
	21 Thrakis, 83 sq.m. basement store	14.530,83
KAVALA prefecture		
KAVALA	Aghiou Nikolaou & Kountouriotou, 295 sq.m. store (205 sq.m. basement store and 90 sq.m. ground floor store)	152.311,08
	2 Thasou, 60 sq.m. store on a 106.20 sq.m. plot	7.174,39
KARDITSA prefecture		
NERAIDA	Site Sarantaporos, 69.16 sq.m. first floor store, 50% ownership percentage, as tenancy by the entirety, on a 308 sq.m. plot	8.941,97
KARDITSA	75 Sotiros & Perikleous Theodorou, section "Kaminades", 72.50 sq.m. ground floor store (I-1) of a two-storey structure, 10.7% co-ownership, on a 711.79 sq.m. plot	14.571,21
	75 Sotiros & Perikleous Theodorou, section "Kaminades", 118.50 sq.m. ground floor store (I-2) of a two-storey structure, 17.5% co-ownership, on a 711.79 sq.m. plot	23.898,04
KASTORIA prefecture		
KASTORIA	Mitropoleos & Skra, 81.50 sq.m. basement workroom (Y-2)	10.763,59
	Mitropoleos & Skra, 20 sq.m. basement workroom (Y-5)	3.037,40
	Amounts carried forward	**3.522.738,99**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	3.522.738,99
CORFU prefecture		
CORFU	5 Dimarchou Kyriaki Bintzarou, location "Lemonia", 3/4, as tenancy by the entirety, of two ground floor stores, K-7 & K-9, 32.8 sq.m. and 28 sq.m., which form an integral place, of a three storey structure on a 127 sq.m. plot	19.342,21
MORAITIKA	Moraitika, "Rizou" location, store with 48.73 sq.m. basement and 48.73 sq.m., ground floor and the 1/2 right to build, on a 97.50 sq.m. plot	30.483,65
KILKIS prefecture		
	21st June, ground floor store (gas station) of 58,24 sq.m.	32.084,18
	21st June, ground floor store (tyre repair station) of 41,60 sq.m.	30.038,35
LAKONIA prefecture		
GYTHEIO	Gytheio - Skala road, 2 stores (K1 & K2) with a total area of 152 sq.m.	66.960,49
LARISSA prefecture		
SOTIRIO	Volos-Larissa Road, ground floor structure of 32 sq.m., on a 1.527 sq.m. plot	17.832,18
LASITHI prefecture		
ANATOLI	Stomio, 61.31 sq.m. store (K-1)	15.582,85
	Stomio, 60.80 sq.m. store (K-2)	15.582,86
MAGNESIA prefecture		
VOLOS	Aivaliotika quarter of location Bourboulithra: 1/2 (as tenancy by the entirety) of a ground floor store with basement, on a 256.80 sq.m. plot including two parking spaces	41.106,38
	52b Korai, 54 sq.m. store (A-4)	30.873,96
XANTHI prefecture		
XANTHI	50 Messolongiou & 7 Sardeon, 139.72 sq.m. ground floor store	63.470,58
	50 Messolongiou & 7 Sardeon, 300.68 sq.m. basement store	34.635,64
	Komnenou & 6 Chrysostomou, 175.15 sq.m. basement store (Y-2)	19.971,28
	103 Michali Karaoli, 380 sq.m. basement space	39.732,32
	16-18 Leonidou, 63.50 sq.m. unfinished ground floor store (K-6)	4.032,28
	16-18 Leonidou, 90.49 sq.m. unfinished ground floor store (K-1)	6.211,52
	16-18 Leonidou, the right to build 132.59 sq.m. fourth floor	2.114,79
PELLA prefecture		
GIANITSA	12 Mitropoleos, 93 sq.m. store	39.115,37
SKYDRA	9 Megalou Alexandrou, 33 sq.m. ground floor store	8.266,84
RETHYMNO prefecture		
RETHYMNO	29 Panou Koronaiou, 60 sq.m. ground floor store	31.770,80
TRIKALA prefecture		
TRIKALA	Sokratous & Pangkalou, 63.50 sq.m. ground floor store (K-1), with a 31.75 sq.m., loft space	28.293,63
	Tiouson & 7 Filippou, 73.48 sq.m. ground floor store (K-16), with a 33.44 sq.m. basement and a 37.60 sq.m. loft space	29.310,46
CHANIA prefecture		
CHANIA	32 Diktynis, 39.58 sq.m. store	17.757,52
	Total	**4.147.309,13**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	V. Apartments in apartment houses	
ATTICA prefecture		
AGHIOS DIMITRIOS	17 Dimitras and Iereon Markopoulou Str., 60.10 sq.m. basement apartment (YH-3)	3.222,85
ATHENS	3 Arm. Vraïla & Paraschou Str., 59.90 sq.m. basement apartment (Y-2)	15.500,18
	37 Ypsilantou, 56.70 sq.m. semi-basement apartment (H-1), bare ownership	36.256,13
	Filis & 17 Lemesou, Patisia, 51.45 sq.m. ground floor apartment (2-L)	25.254,75
AIGALEO	3 Char. Trikoupi, 50% of a 73.14 sq.m. semi-basement apartment (H-2), as tenancy by the entirety	3.786,12
AIGINA	Agkistri, Dorp «Skalas», in location «Ag. Ioannis or Skinthi», unfinished first floor apartment of 101,18 sq.m.	51.423,19
GLYFADA	24 Pellis & Thiras Str., 5/8 bare ownership & 3/8 full ownership of a 100.11 sq.m. unfinished second floor apartment	61.953,87
	24 Pellis & Thiras Str., 5/8 bare ownership & 3/8 full ownership of 26/ooo, as tenancy by the entirety, of a 381.56 sq.m. plot with the right to build above the second storey	8.807,04
ILIOUPOLI	81 Nymfon, 31 sq.m. first floor apartment (A-2)	16.556,20
ILION	96 Paramithias, 50% of a 98.7 sq.m. first floor apartment (No.4), as tenancy by the entirety	16.653,05
KALLITHEA	110 Evangelistrias, 87.56 sq.m. first floor apartment (A-1)	32.396,31
MEGARA	68 28th October Str. & Kolokotroni, 110 sq.m. first floor apartment formed by the assemblage of offices A-9 through to A-14	32.281,73
	19 Nissou, 106.3 sq.m. unfinished first floor apartment in a three storey structure and the right to build another floor above the second storey	22.901,24
PIRAEUS	"Tampouria" Location, 72 Psarron & 214-216 Makedonias, 50% of a 71.80 sq.m. by title ground floor apartment (I-1), as tenancy by the entirety	44.297,44
PERAMA	2 Thrakis Str., 120.30 sq.m. first floor apartment (A-1)	44.115,44
TAVROS	21 Erythrou Stavrou, 3/16, as tenancy by the entirety, of a 64.87 sq.m. third floor apartment (P-C3)	2.410,17
CHAIDARI	"Lioumi" Location, 19 Evrota & 37 Zefyrou, 99.40 sq.m. ground floor apartment, bare ownership	31.266,32
	8 Kalamon, 97 sq.m. second floor apartment (B-1)	85.658,58
PSYCHIKO	6 Kalvou and Seferi, 89.93 sq.m.; horizontal ownership area of the first basement (H4-H7)	40.576,39
AITOLOAKARNANIA prefecture		
AGHIOS KONSTANTINOS	119.655 sq.m. unfinished second floor apartment (B-1) of a three storey structure on a 553.80 sq.m. plot (316.106/ooo co-ownership, as tenancy of the entity)	19.771,82
AGRINIO	Iskou & Limnaias Str., 50% of a 106 sq.m. third floor apartment (C-1) on a 681.26 sq.m. plot, as tenancy by the entirety	9.204,78
	7 Aghias Eleousas, 80 sq.m. unfinished first floor apartment (A-2) of a two-storey structure on a 294.03 sq.m. plot	9.867,65
	Anapafseos Str., building block 241, 82.95 sq.m. second floor apartment (B-2) of a two- storey structure on a 444.78 sq.m. plot	13.573,73
	Dimotseliou & Sokratous, 143 sq.m. third floor apartment (C-1) of a four storey structure on a 394.10 sq.m. plot	49.745,09
	11 Iskou & 75 Kalvou, 157 sq.m. second floor apartment (B-1) on a 390.50 sq.m. plot	63.965,37
	Botsari Str., "Agh. Christoforos" location, 50% of a 213.25 sq.m. unfinished duplex (maisonette) (third floor: 104.60 sq.m. and fourth floor: 108.65 sq.m.), as tenancy by the entirety, and 50% of a 36.34 sq.m. basement storeroom (Y-2), as tenancy by the entirety, on a 225.62 sq.m. plot	56.497,73
	Amounts carried forward	**797.943,17**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**797.943,17**
AGRINIO	11 Botsari Str., Building Block 52, bare ownership of a 140.00 sq.m. first floor of a three storey structure situated on a 224.46 sq.m. plot	39.718,27
	1-3 Makri & Deligiorgi, 84 sq.m. apartment (A-1) on a 484.80 sq.m. plot	36.247,65
	2 Dimosthenous Str., 117.32 sq.m. second floor apartment in a four floor structure on a 300.87 sq.m. plot	56.267,18
PANAITOLION	Eleftherias Square, Building block 146, 83 sq.m. second floor apartment (B-1) on a 200 sq.m. plot	6.415,30
NAFPAKTOS	Nafpaktos - Antirrio National Road, "Palaiopanayia" location, two storey structure, situated on a 704.64 sq.m. plot; having two assemblage apartments, a 88.30 sq.m. ground floor apartment (D-1) with a 85.55 sq.m. first floor apartment (D-2)	50.904,86
LEPENOU	Lepenou - Valtos Community Road, 80 sq.m. unfinished single storey house on a 210 sq.m. part of a 572.625 sq.m. plot	6.500,37
GALATAS	Community Road, 105.40 sq.m. ground floor apartment (A-1)	7.344,39
ARGOLIDA prefecture		
ARGOS	18 Vas. Georgiou A', 20%, as tenancy by the entirety, of a 110.27 sq.m. second floor apartment (occupying entire floor) of a three storey structure on a 150.92 sq.m. plot	12.021,28
ASKLIPIEIO	"Aghios Ioannis" location at "Ligouria", 171 sq.m. unfinished first floor apartment (A-1) of a two storey structure on a 774.30 sq.m. plot	26.961,52
NAFPLIO	10 Thesseos, 60 sq.m. ground floor apartment of a three storey structure on a 459.93 sq.m. plot	33.011,18
ARTA prefecture		
ARTA	30A Philellinon Str., 108.77 sq.m. first floor apartment, with a joint tenancy of 25.80% on the 184.04 sq.m. plot	44.512,33
DICHOMOIRI	"Xirokambos" location, 87.52 sq.m. unfinished first floor apartment (A-1) of a two storey structure on a 1 215.50 sq.m. plot	10.511,51
	"Xirokambos" location, 50%, as tenancy by the entirety, of a 101.20 sq.m. ground floor store (I-1) of a two storey structure on a 1 215.50 sq.m. plot	7.277,16
ACHAIA prefecture		
PATRA	86 Karaiskaki Str., 86.90 sq.m first floor apartment (A-2)	19.588,83
	17-19 Bouboulinas Str., 50%, as tenancy by the entirety, of a 72.20 sq.m. sixth floor apartment (ST-2)	18.826,53
	28 Asimaki Fotila Str., bare ownership of a 51.46 sq.m. third floor apartment (C-2)	13.306,16
	34 Thali Str., "Zarouchleika" location, 104 sq.m. first floor apartment	18.314,29
	19 Favierou Str., 138.50 sq.m. first floor apartment (A-1) in a seven floor apartment block on a 575.19 sq.m. plot	61.154,31
	Side street off 30 Mykinon Str., "Psarofai" location, 137.95 sq.m. first floor apartment (A-2)	39.063,21
	309 Panepistimiou Str., 80.40 sq.m. unfinished first floor apartment of a three storey structure	19.562,57
	144 Akrotiriou Str., 98.42 sq.m. second floor apartment (B-1)	14.712,99
	24 Aghiou Dionysiou, 99.34 sq.m. ground floor apartment of a three storey structure on a 134.64 sq.m. plot	25.094,25
	Panepistimiou & unnamed secondary road, "Mesi Aghyia" location, 50%, as tenancy by the entirety, of a 112.15 sq.m. third floor apartment (C-1), and 50%, as tenancy by the entirety, of a 16.20 sq.m. parking lot in the apartment building's covered and non-enclosed within walls, floor ground space	25.358,90
	5 Fineos & Kastoros Str., 65.80 sq.m. ground floor apartment (IS-2) of a three storey structure on a 311.90 sq.m. plot	21.303,55
	Ant. Kriezi & Raidestou Str., "Zaroucleika" location, 136.23 sq.m. apartment (A-1), bearing 20.6% joint tenancy on the 157.55 sq.m. plot	21.409,54
	Amounts carried forward	**1.433.331,30**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	1.433.331,30
PATRA	Kyprou & 36 Thrakis Str., 80.00 sq.m. apartment (A-1)	22.176,21
	Derkon & 24 Favierou, 50%, as tenancy by the entirety, of a 109.64 sq.m. apartment (B-1), with a 168.40/1000 joint ownership on the 198.68 sq.m. plot	4.149,62
	56 Evoias & Gorgopotamou Str., 104.5 sq.m. third floor apartment (C-1)	45.656,75
	Ionias & 98 Kalavryton side-street, "Psarofaï" location, 62.45 sq.m. first floor apartment (A-3) on a 546.12 sq.m. plot	18.754,35
	64 Pantanassas Str., 50 sq.m. third floor apartment (C-3)	21.384,75
	212 Gounari Str., 122.30 sq.m. by title and 113.57 sq.m.by measurement third floor apartment on a 227.22 sq.m. plot	66.533,02
	36 Panselinou Str., "Begoulaki", 101.90 sq.m. unfinished apartment (A-1) in a two storey structure situated on 496.50 sq.m. plot	26.430,01
PARALIA	15 Anapafseos, "Paliourgia" location, 104.57 sq.m. first floor apartment (A-1) in a three floor structure of a 225.75 sq.m. plot (tenacy by the 351.84 sq.m.)	3.886,35
FARRES	"Varika" location at "Kompigadi", 41.20 sq.m. apartment (I-2) of a single storey structure on a 2.318,10 sq.m. plot	12.056,58
VOIOTIA prefecture		
LEONTARI	Community Road, 77.22 sq.m. ground floor apartment (I-1)	16.934,12
THEVES	Dirkis & Pelopidou, 12 sq.m. roof terrace apartment (E-1)	4.098,53
	10 Armonias,"Kastellia - Aghioi Theodoroi" location , 102.90 sq.m. ground floor apartment (I-1)	18.313,82
	Side-street off 7 Elyti, "Aghioi Theodoroi - Alonia" location, 114 sq.m. unfinished first floor	9.651,18
	Side-street off 7 Elyti, "Aghioi Theodoroi - Alonia" location, 102.64 sq.m. unfinished ground floor apartment on a 250 sq.m. plot (64% joint tenancy)	14.368,30
	8 Ionias, building block 102, "Neos Prosfygikos Synoikismos" location, 95.98 sq.m. unfinished first floor apartment	18.412,32
	9 Karamangioli, "Aghioi Theodoroi" location, 132.89 sq.m. unfinished first floor apartment (D-1)	29.716,66
	Aghiou Nikolaou & Pouliopoulou Str., "Palaia Sfagia" location, 95.73 sq.m. first floor of a two-storey structure	28.494,08
	10 Periandrou Str., 100.50 sq.m. ground floor apartment	24.080,81
	Karaiskaki, "Vlachika" location, 118.93 sq.m. unfinished first floor apartment	14.717,54
LEVADEIA	Community Road,"Elikonas" location , duplex apartment (maisonette) 56.60 sq.m. ground floor and 49.46 sq.m. first floor	16.373,90
	Aischylou & Sofokleous, "Isomata" location, 113.81 sq.m. unfinished second floor apartment (B-3).	26.632,43
	1 Pontion Str., "Synoikismos", 64.80 sq.m. second floor apartment (B-1)	29.808,32
ORCHOMENOS	Municipal Road, "Skripou" location, 100 sq.m. unfinished second floor apartment	17.531,21
SCHIMATARI	"Prota Dilesiou" location, 73.15 sq.m. ground floor apartment (no. 2) of a two-storey structure in a 700 sq.m. field	22.315,74
DODECANESE prefecture		
KALYMNOS	Community Road, "Aghios Stefanos" location, 95 sq.m. first floor house	16.947,57
KOS	Salaminos Str., 63.30 sq.m. second floor apartment (B-2)	31.450,44
RHODES	St. Kotiadi Str., location "Kizil Tepe", 76.37 sq.m. second floor apartment (B-1)	44.054,44
	St. Kotiadi Str., location "Kizil Tepe", 76.58 sq.m. second floor apartment (B-2)	56.628,04
	St. Kotiadi Str., location "Kizil Tepe", 76.37 sq.m. second floor apartment (B-4)	43.602,65
	D. Anastasiadi Str., "Kizil Tepe" location, 116.44 sq.m. ground floor apartment (I-1)	26.313,86
	St Nikolaos Str., first floor apartment (A3) of 26 sq.m	16.350,62
	St Nikolaos Str., first floor apartment (A4) of 26,20 sq.m	16.350,62
	St Nikolaos Str., first floor apartment (A5) of 26 sq.m	16.350,62
	St Nikolaos Str., first floor apartment (A6) of 33,10 sq.m	23.693,91
	Amounts carried forward	**2.237.550,67**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	2.237.550,67
EVROS prefecture		
ALEXANDROUPOLI	14th May Str. & Thrakis, 93.00 sq.m. ground floor apartment	23.045,59
	Bizaniou & Sylivrias Str., 38.60 sq.m. first floor apartment (A-6)	12.414,52
	4 Sarantaporou Str., 57.07 sq.m. third floor apartment (C-2)	12.224,29
DIDYMOTEICHO	Rural road, 50% of 99.71 sq.m. unfinished ground floor space on a 5 071 sq.m. plot, as tenancy by the entirety	14.326,23
	Aghias Foteinis Str., 108.85 sq.m. fourth floor apartment (D-1)	11.175,96
	Aghias Foteinis Str., 57.29 sq.m. fourth floor apartment (D-2)	6.865,79
FERES	Community Road, building block 80, 149 sq.m. unfinished second floor apartment.	17.013,93
EVOIA prefecture		
ERETRIA	Aristogitonos Str., 110. sq.m. first floor apartment (no 1)	30.885,80
N. ARTAKI	75 sq.m. first floor apartment (A-1)	22.623,71
ILEIA prefecture		
AMALIADA	108 Evangelistrias Str., 95.65 sq.m. apartment	30.577,08
VARTHOLOMIO	Vas. Konstantinou Str, 98.60 sq.m. ground floor apartment of two-storey structure on a 190.975 sq.m. (50% co-ownership)	37.520,64
MACHOS	Neochori - Kastro Rd., "Lavrio" location, 55.14 sq.m. unfinished first floor apartment (A-2)	6.823,19
GASTOUNI	41 M. Alexandrou Str., 86.56 sq.m. ground floor apartment on a 360 sq.m. plot (no 1)	21.166,52
	41 M. Alexandrou Str., 61.11 sq.m. ground floor apartment on a 360 sq.m. plot (no 2)	2.667,94
	41 M. Alexandrou Str., 50% of a 98.69 sq.m. first floor apartment (no.1), as tenancy by the entirety	13.407,04
	41 M. Alexandrou Str., right to build first floor of 61.11 sq.m	11.120,10
	41 M. Alexandrou Str., 50% of the right to build second floor of 98.69	3.685,28
LECHAINA	K. Palama Str., 89.90 sq.m. single-storey house on a 150 sq.m. plot (co-ownership percentage 331.33/ooo, as tenancy by the entirety) inside the city plan	25.993,07
PYRGOS	5 Aristeidou Str., 112 sq.m. apartment	35.485,25
IMATHIA prefecture		
ALEXANDREIA	9 S. Venizelou Str., 118.40 sq.m. third floor apartment (C-2)	47.495,25
	9 S. Venizelou Str., 107.50 sq.m. third floor apartment (C-3)	35.340,87
	28th October Str. & Sof. Venizelou Str., 99.60 sq.m. fourth floor apartment	31.036,74
	34 Nik. Plastira Str., 128.26 sq.m. unfinished first floor apartment (no 1)	24.102,91
	34 Nik. Plastira Str., 158.67 sq.m. unfinished second floor apartment (no 2)	29.899,15
MARINA	135.80 sq.m. unfinished first floor apartment of two-storey structure, 33.3% co-ownership on a 585.50 sq.m. plot	13.882,14
VEROIA	Side-street off 2 Voulgaroktonou Str., 86.42 sq.m. first floor apartment	21.520,98
	16 Mytilinis Str., 93.49 sq.m. unfinished second floor apartment	23.820,99
NAOUSA	Aghiou Dimitriou & Kyriakidi Str., 110 sq.m. first and second floor apartment (maisonette)	26.528,83
IRAKLEIO prefecture		
IRAKLEIO	23 Xenofontos Str., "Katsambas" location, two-storey structure, ground floor and first floor 58.76 sq.m. each, with the right to build	36.031,03
	63 Konstantinidou Str., 102.70 sq.m. third floor apartment	70.006,91
MOIRES	"Zografou Chani - Kapariana" location, 55.90 sq.m. first floor apartment (A-2)	20.413,92
	"Zografou Chani - Kapariana" location, 63.75 sq.m. first floor apartment (A-1)	22.072,49
	25th March the right to build a first floor of 80.34 sq.m.	14.110,45
	Amounts carried forward	**2.992.835,26**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	2.992.835,26
THESSALONIKI prefecture		
THESSALONIKI	68 Alkminis and 1 Adrianoupoleos Str., 153.00 sq.m. apartment (B-1)....................	13.709,85
	76 Egnatias and 24 Menexe Str., 135.27 sq.m. eighth floor apartment with 6 sq.m. roof terrace room..	59.051,21
	5 K. Varnali Str., 100.00 sq.m. first floor apartment..	57.128,54
	5 K. Varnali Str., 100.00 sq.m. right to build 100 sq.m...	10.723,42
	Kanari & Pezodromou Str., 50% of a 105 sq.m. upper storey apartment, as tenancy by the entirety..	23.963,66
KALAMARIA	30 Ethnikis Antistasis - Korytsas & K. Palama: A 272 sq.m. united, self and independent horizontal property which covers the first floor..............................	199.591,99
	30 Ethnikis Antistasis - Korytsas & K. Palama: 33,34% of two (2) self and divided horizontal property which cover the second floor, the first and the second one cover a 136 sq.m. area each..	59.735,33
	30 Ethnikis Antistasis - Korytsas & K. Palama: 33,34% of two (2) self and divided horizontal property which cover the third floor, the first and the second one cover a 124 sq.m. area each..	50.776,10
	3-7 Mystra Str., "Phoinikas" quarter, 50% of a 61.80 sq.m. ground floor apartment, as tenancy by the entirety..	10.592,26
PYLAIA	19 Em.Fili, 50%, as tenancy by the enirety, of a 92 sq.m. first floor apartment.........	17.099,80
IOANNINA prefecture		
METSOVO	"Aghios Dimitrios" location, municipal road, right to build 71.05 sq.m. first floor........	5.323,40
KONTSIKA	Provincial road, 81.84 sq.m. unfinished ground floor apartment (I-1) of two-storey structure on a 698.85 sq.m. plot..	5.282,46
KAVALA prefecture		
KAVALA	Pyrgou Str., Building Block 46, plot No. 3, "Panagouda Refugee Settlement" location, 6/8 of a 61 sq.m. unfinished first floor apartment, as tenancy by the entirety..	11.629,61
	87 Kolokotroni Str., Aghia Varvara, 70. sq.m. apartment with 30 sq.m. store-room; three parking lots 60 sq.m.; and 183.18 sq.m. of common elements; 66.67% owned by the Bank..	14.830,06
	21 Petmeza Str., "Pentakosion" quarter, 1/4 of a 60 sq.m. second floor apartment, as tenancy by the entirety, on a two-storey structure............................	3.335,62
	1 Mesimvrias Str., bare ownership of a 62.48 sq.m. semi-basement house on a 109.98 sq.m. plot and the right to build	20.046,55
	5 Evag. Iordanou & Perdika Str., 74.05 sq.m. second floor apartment..................	26.348,06
	Ath. Mpalanou - 23 Tenedou - G. Protopapa, 79.47 sq.m. first floor apartment....	35.983,79
KRINIDES	Community Road (28th October Str.), building block 137, 440 sq.m. plot No.923a, 130 sq.m. first floor apartment (30% co-ownership)	52.702,73
FILIPPOI	Kavala - Drama National Road, "Lydia" location, 145 sq.m. two-storey structure on a 220.57 sq.m. plot..	25.724,16
KARDITSA prefecture		
KARDITSA	Smyrnis & Ypsilantou Str., 3/4 of a 94.80 sq.m. third floor apartment (C-2) as tenancy by the entirety..	13.378,55
	75 Sotiros & Perikl. Theodorou, section "Kaminades", 194 sq.m. first floor apartment of two-storey structure on a 711.79 sq.m. plot (16.7% co-ownership)..	29.876,30
	75 Sotiros & Perikl. Theodorou, section "Kaminades", 175 sq.m. first floor apartment of two-storey structure on a 711.79 sq.m. plot (17.2% co-ownership)..	29.796,42
KASTORIA prefecture		
ARGOS ORESTIKO	38 Karavangeli Str., 62.41 sq.m. second floor apartment...	21.866,71
	38 Karavangeli Str., 68.33 sq.m. ground floor apartment (IS-2)...............................	17.917,51
	38 Karavangeli Str., 75.27 sq.m. ground floor apartment (IS-1)...............................	20.092,98
	Amounts carried forward	**3.829.342,33**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**3.829.342,33**
CORFU prefecture		
ALEPOU	"Mandra" location, 122.96 sq.m. unfinished first floor apartment (A-2)	26.982,93
CORFU	Alexandrou Dalietou Str., 62.53 sq.m. fourth floor apartment (D-1)	52.220,10
	Kerkyra - Palaiokastritsa road, "Kontokali" location, two-storey (ground floor and first floor) structure, 35.60 sq.m. each, on a 159.79 sq.m. plot (306,74%o co-ownership)	26.896,54
CEPHALLONIA prefecture		
POROS	133.10 sq.m. first floor apartment of two storey structure on a 473 sq.m. plot	58.818,89
KOZANI prefecture		
OINOI	*Community Road, building block 15, plot No.70, 77.80 sq.m. unfinished first floor apartment (No 2)*	15.416,73
LIVADERO	Community Road, two horizontal properties: 1) a 122,54 sq.m. unfinished ground floor in a field of 377,75 sq.m. (53% co-ownership) and 2) a 122,54 sq.m. unfinished basement (7% co-ownership over the same field)	7.622,60
PTOLEMAIDA	21A Ptolemaion Str., 87.00 sq.m. unfinished first floor apartment	8.269,47
SERVIA	"Lava" location, 90.13 sq.m. unfinished ground floor apartment (A-1)	9.923,76
SIATISTA	"Yeraneia" location, 85.90 sq.m. first floor apartment	19.508,84
CORINTHIA prefecture		
CORINTHOS	71-73 Damaskinou Str., 38.06 sq.m. first floor apartment (A-4)	11.017,84
	71-73 Damaskinou Str., 79.20 sq.m. third floor apartment (C3 - C4)	12.051,85
	Periandrou & Damaskinou Str., two unified first floor apartments 24.62 sq.m. each	22.106,33
	7 Krokida Str., 63 sq.m. second floor apartment (B-12) on a 1.100 sq.m. plot	25.266,04
	14 Krokida Str., 52.50 sq.m. third floor apartment (C3 - C4) in a five floor apartment block in a field of 588 sq.m.	36.144,96
ISTHMIA	Community Road, "Galota" location, 150 sq.m. unfinished first floor apartment occupying the entire floor on a 350 sq.m. plot (co-ownership 434.48/ooo)	28.863,64
LOUTRAKI	16 P. Tsaldari Str., 38 sq.m. apartment (C-3)	2.485,10
	33 Androutsou and Periandrou Str., 167.10 sq.m. apartment	150.141,35
KARYA	"Anatoliki Synoikia" location, Community road, 103.57 sq.m. first floor of two-storey structure on a 323.45 sq.m. plot	30.898,62
XYLOKASTRO	35 G. Vayena Str., 105 sq.m. first floor apartment	41.388,56
MIKROS VALTOS	95,16 sq.m. apartment	18.898,32
KOUTALA	Community Road, 75 sq.m. ground floor with 40 sq.m. semi-basement in unfinished elevated structure of a 506 sq.m. plot (part of a discrete 1 268 sq.m. plot)	34.570,80
LAKONIA prefecture		
SPARTA	88 Dioskouron Str., 50% of a 83.36 sq.m. first floor apartment (A-3), as tenancy by the entirety on a 1 648.77 sq.m. plot	14.179,29
LARISSA prefecture		
LARISSA	17 Nik. Mandilara Str., 11.55 sq.m. roof terrace room	1.650,19
	Ioanninon & Spilias Str., 60.38 sq.m. second floor apartment, with the right to build second and third floors	31.875,24
FARSALA	32 Larissis Str., 103 sq.m. unfinished third floor apartment (C-1)	41.471,20
	32 Larissis Str., 110 sq.m. unfinished third floor apartment (C-2)	44.289,63
MAGNESIA prefecture		
SESKLO	145.66 sq.m. ground floor apartment (I-1) of two storey building, on a 432.76 sq.m. plot (50% co-ownership, as tenancy by the entirety)	38.612,81
	Amounts carried forward	**4.640.913,96**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**4.640.913,96**
VOLOS	135 Konstanta Str., 26.71 sq.m. semi-basement apartment (AP-4)........................	2.043,47
	105 Piliou (Volos - Portaria rural road), "Episkopi" location, two-storey structure (ground floor and first floor, 45 sq.m.and 89.25 sq.m. respectively) built in a discrete, No 3, section of the plot, total area 1 053.31 sq.m....................................	36.398,13
	Dimitriados, Epeirou & Makedonomachon Strs, 108.24 sq.m. third floor apartment (C-2)..	64.592,69
	16 Dondolinon & A. Fronimou, 87.90 sq.m. ground floor apartment.....................	31.105,16
MESSINIA prefecture		
KALAMATA	23 Pindarou & Maizonos Str., 83 sq.m. by title and 69.31 by measurement semi-basement apartment in a five floor apartment block on a 376.60 sq.m. plot..	14.863,84
	47 Athinon Str., 46 sq.m. second floor apartment (B-2) on a 681.03 sq.m. plot (co-ownership percentage 21/ooo, as tenancy by the entirety)..........................	14.200,66
SKALA	Community Road, 121 sq.m. ground floor apartment (IS-1)....................................	25.955,91
XANTHI prefecture		
XANTHI	12 P. Mela & 15 Ellis, 99 sq.m. ground floor apartment of two storey structure on a 132 sq.m. plot, 50% owned by the bank...	40.147,37
	4 Ikoniou Str., 48.60 sq.m. (net) fifth floor apartment...	12.418,76
PELLA prefecture		
ARIDAIA	2 Skra and Aghiou Nikandrou Str., 75.74 sq.m. first floor apartment (D-2)...............	34.220,90
EDESSA	11 Nikis Ave., 121.10 sq.m. unfinished first floor apartment....................................	21.863,54
	25th March & Pindou, a 77.84 sq.m. fourth floor apartment (2D)............................	27.677,23
ARAVISSOS	Community Road, 115.69 sq.m. first floor apartment...	24.553,55
SKYDRA	Side-street of Theodoropoleos Str., "Safrabolitika" location, 113.20 sq.m. third floor apartment occupying entire floor..	19.116,18
PIERIA prefecture		
KATERINI	Kosma Ioannou Str., 74 sq.m. third floor apartment..	8.628,25
	Ethn. Anexartissias & Koumoundourou Str., 115.10 sq.m. first floor apartment, 50% owned by the Bank...	15.188,21
	7 Cheronias Str., 84.30 sq.m. first floor apartment...	19.045,33
SERRES prefecture		
SERRES	4 Iakovou Orinou Str., 50% of a 102 sq.m. third floor apartment as tenancy by the entirety...	29.309,48
TRIKALA prefecture		
KASTRAKI	Community Road, 60.66 sq.m. unfinished first floor apartment (A-1).......................	12.883,35
TRIKALA	3 Karaiskaki Str., 84.80 sq.m. unfinished fourth floor apartment (D-2).....................	13.856,78
	5 Omirou Str., 104.50 sq.m. third floor apartment (C-3)...	38.430,06
	Platonos & Asklipiou Str., 44.00 sq.m. second floor apartment (D-4).......................	17.494,12
	Chasion & Katarachias Str., 100.00 sq.m. second floor apartment (B-4).................	47.412,41
FTHIOTIDA prefecture		
AGHIOS KONSTANTINOS	Androutsou Str., 107.81 sq.m. apartment and 12 sq.m. roof terrace room...............	29.133,48
KAMENA VOURLA	Private road, "Myloi Vlacha" location, 35 sq.m. first floor apartment (A-3A).............	8.817,77
	Private road, "Myloi Vlacha" location, 22 sq.m. first floor apartment (A-6)................	5.561,03
	Private road, "Myloi Vlacha" location, 22 sq.m. first floor apartment (A-7)................	5.383,60
	Private road, "Myloi Vlacha" location, 22 sq.m. first floor apartment (A-5)................	5.404,21
	Private road, "Myloi Vlacha" location, 44 sq.m. first floor apartment (A-3B).............	5.404,21
	Private road, "Myloi Vlacha" location, 23 sq.m. first floor apartment (A-2)................	5.735,81
	Private road, "Myloi Vlacha" location, 22 sq.m. first floor apartment (A-4)................	5.652,04
	Amounts carried forward	**5.283.411,49**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**5.283.411,49**
KAMENA VOURLA	Private road, "Myloi Vlacha" location, 35 sq.m. second floor apartment (B-3A).........	10.229,36
	Private road, "Myloi Vlacha" location, 23 sq.m. second floor apartment (B-2)...........	5.883,31
	Private road, "Myloi Vlacha" location, 22 sq.m. second floor apartment (B-3B).........	12.859,77
	Private road, "Myloi Vlacha" location, 46 sq.m. unfinished ground floor apartment (I-13)........	10.755,44
	Private road, location "Myloi Vlacha", 44 sq.m. unfinished ground floor apartment (I-10)........	10.287,82
	Private road, "Myloi Vlacha" location, 46 sq.m. unfinished ground floor apartment (I-12)........	10.755,44
	Private road, "Myloi Vlacha" location, 19 sq.m. unfinished ground floor apartment (I-3)........	4.442,47
	Private road,"Myloi Vlacha" location,. 42 sq.m. unfinished ground floor apartment (I-7)........	9.820,19
	Private road, "Myloi Vlacha" location, 42 sq.m. unfinished ground floor apartment (I-8)........	9.820,19
	Private road, "Myloi Vlacha" location, 19 sq.m. unfinished ground floor apartment (I-4)........	4.442,47
	Private road, "Myloi Vlacha" location, 42 sq.m. unfinished ground floor apartment (I-6)........	9.820,19
	Private road, "Myloi Vlacha" location, 46 sq.m. unfinished ground floor apartment (I-11)........	10.755,44
KAMENA VOURLA	Private road, "Myloi Vlacha" location, 46 sq.m. unfinished ground floor apartment (I-1)........	10.755,44
	Private road, "Myloi Vlacha" location, 42 sq.m. unfinished ground floor apartment (I-5)........	9.820,19
	Private road,"Myloi Vlacha" location, 42 sq.m. unfinished ground floor apartment (I-9)........	9.422,56
	Private road, "Myloi Vlacha" location, 22 sq.m. first floor apartment (A-1)................	5.093,17
	Private road, "Myloi Vlacha" location, 50 sq.m. first floor apartment (A-20)..............	11.143,06
	Private road, "Myloi Vlacha" location, 22 sq.m. first floor apartment (A-8)................	5.341,15
	Private road, "Myloi Vlacha" location, eleven semi-basement apartments, of which H-1: 35 sq.m. and H-2 through to H11: 48 sq.m.each....................................	57.536,80
LAMIA	"Galaneika" location, No.5 on first side-street of Mykonou Str., 50 sq.m. unfinished first floor apartment (A)........	8.049,40
	12 Tzavela Str., 70.46 sq.m. second floor apartment........	26.772,59
	"Galaneika" location, No.5 on first side-street of Mykonou Str., 50 sq.m. unfinished first floor apartment (B)........	16.928,03
FOKIDA prefecture		
ITEA	59 Ath. Diakou, 80.20 sq.m. ground floor apartment, No. 1........	21.071,17
CHALKIDIKI prefecture		
N. FOKAIA	Municipal Road, 52 sq.m. first floor apartment (D-1)........	22.237,70
CHANIA prefecture		
CHANIA	23 Patriarchou Athanasiou Str., "N. Chora" location, two-storey duplex (maisonette) on second (84.79 sq.m.) and third (27.26 sq.m.) floors, on a 133.29 sq.m. plot........	76.269,12
CHIOS prefecture		
CHIOS	Municipality of Thymiana, "Prasinada" location, 88.00 sq.m. apartment........	42.893,77
	Total	**5.716.617,73**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	VI. Warehouses-parking areas	
ATTICA prefecture		
AGHIOS IOANNIS RENDI	8-10 Kolokotroni, 105.95 sq.m. basement, No. 3 owned by the bank	8.143,73
ATHENS	27-29 Evrydamantos, Aghios Sostis, six (6) basement storerooms: Y-2. 7.20 sq.m.;Y-3. 12.40 sq.m.; Y-4. 9.80 sq.m.; Y-5. 9.50 sq.m.; Y-6. 15.30 sq.m. and Y-7. 162.70sq.m.	9.838,81
	31 Nikomaxou, Aghios Artemios, 96.50 sq.m. basement storeroom (Y-2)	4.538,16
	127C Patision, Neon, 120.30 sq.m. vehicle parking place and 153.20 sq.m. storeroom	24.879,12
	107 Sevastoupoleos, Ampelokipi, 112.70 sq.m. horizontal ownership of storeroom (AP-1)	20.966,26
	18 Fileterou, Aghios Artemios, two storerooms (ground floor 73.60 sq.m. and basement 60.14 sq.m.)	11.273,12
	36 Spetson & 11A Lefkados, Kypseli, 61 sq.m. basement storeroom (Y-2)	10.684,81
	18-20 Pamisou, Patisia, 130.19 sq.m. (for professional use) basement storeroom (III)	12.138,49
	11 Lykofronos, 76.20 sq.m. basement storeroom (Y-2)	11.049,95
	11 Lykofronos, 50 sq.m. basement storeroom (Y-4)	6.461,89
	11 Lykofronos, 66.10 sq.m. basement storeroom (Y-3)	8.466,01
	83 Themistokleous & Methonis, 85 sq.m. semi-basement space	13.257,19
	11 Ethras, 185 sq.m. basement storeroom (Y-1)	34.583,44
VYRONAS	10 Dardanellion, 30 sq.m. unfinished basement storeroom (Y-4)	1.911,16
	10 Dardanellion, 29.50 sq.m. unfinished basement storeroom (Y-1)	1.911,16
	47 Pyrrou, 180 sq.m. basement storeroom (Y-1)	29.195,26
	8-10 Alatsaton, Profitis Hlias location, 157 sq.m. semi-basement storeroom (no.2)	22.483,45
GALATSI	25 Apeiranthou and Evripidou, a 358.5 sq.m. storeroom in the second basement (Y-1) of an apartment block	22.979,11
	25 Apeiranthou and Evripidou, a 123 sq.m. storeroom in the first basement (Y-6) of an apartment block	11.877,47
	6 Miaouli, 118.30 sq.m. basement storeroom (Y-1)	15.486,65
KALLITHEA	90 Axilleos, 188.50 sq.m. basement storeroom (Y-1)	20.182,74
	23-25 Xenofontos, 79.70 sq.m. semi-basement garage (V)	11.698,40
	112 Kremou, semi-basement space (HMY3, 56 sq.m.; HMY4, 115 sq.m.; HMY 6,14 sq.m.)	36.168,59
	16-18 Xiou, 93 sq.m. semi-basement store (H-1)	31.121,13
	Amounts carried forward	**381.296,10**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**381.296,10**
KORYDALLOS	127 Ipeirou, 108 sq.m. semi-basement storeroom (Y-1)	24.276,78
MEGARA	1 B - 1 Vas. Konstantinou Square and 28th Oktober St., 44.60 sq.m. basement storeroom (Y-8)	10.470,76
N. IONIA	117 Andreou Dimitriou, 180 sq.m. basement storeroom (Y-2)	27.298,02
N. CHALKIDONA	40 Messinis, four semi-basement storerooms (Y-1, 52.20 sq.m.; Y-2, 37.17 sq.m.;Y-3, 21.50 sq.m.; Y-4, 21.50 sq.m.)	10.337,62
NIKAIA	Karava quarter, 6 Ifestou & 12 Karatheodori ownership by floor surface area of a 193.80 sq.m. basement storeroom (Y-2).	44.734,63
P. FALIRO	53-55 Parthenonos, 25% (as tenancy by the entirety) of three storerooms in basement B (Y-2,121 sq.m.; Y-3, 5.5 sq.m.; Y-4, 2.5 sq.m.), a 83 sq.m. storeroom in basement A (Y-1), a 53 sq.m. ground floor store (K-1), and the right to build	24.517,41
PEIRAEUS	Mouson & 60-62 Sotir. Dios, Kastela, 122.74 sq.m. basement storeroom (Y-1)	18.069,09
PETROUPOLI	89 Kanari, 63.10 sq.m. basement storeroom (Y-1)	6.744,08
ARGOLIDA prefecture		
ARGOS	2 Nikitara, 907.19 sq.m. garage (BY-3)	92.909,27
	6 Mytakopoulou, 10.865 sq.m. basement storeroom on a 843.52 sq.m. plot	4.459,38
ASKLIPIEIO	Nafplio - Epidavros national road, location "Agios Ioannis" AT "Lygouri", 54 sq.m. unfinished basement (Y-1) on a two-storey structure on a 774.30 sq.m. plot	7.025,00
NAFPLIO	Location "Tambakika," 1 Theseos, three basement storerooms, 101 sq.m. in total, on an apartment block on a 459.93 sq.m. plot	21.676,63
ARKADIA prefecture		
TRIPOLI	5-7 Stam. Voulgari, 251.54 sq.m. semi-basement storeroom (Y-2) in a three floor apartment block on a 2.060,94 sq.m. plot	43.093,28
ACHAIA prefecture		
PATRA	Argonafton & Polydefkous - Kria Iteon, 72.90 sq.m. basement storeroom (Y-4) of an apartment block on a 566.95 sq.m. plot	5.947,44
	Argonafton & Polydefkous - Kria Iteon, 123.90 sq.m. basement storeroom of an apartment block on a 566.95 sq.m. plot (co-ownership percentage 90/ooo, as tenancy by the entirety)	8.343,07
	196 sq.m. semi-basement storeroom	56.598,91
	18 Naumaxias Ellis-Thrakis, 50% (as tenancy by the entirety) of a 61.50 sq.m. semi-basement storeroom (Y-1) of an apartment block (133.25 sq.m. plot)	6.800,03
	82-86 Germanou, a 223.26 sq.m. basement storeroom (Y-1) (406.25 sq.m. plot), co-ownership percentage on the plot 18,4%	29.092,74
DODEKANESE prefecture		
RHODES	150 Petridi, storerooms Y-1 and Y-2, 134.90 sq.m. each	50.655,75
EVROS prefecture		
ALEXANDROUPOLI	Bizaniou & Sylirias, 44 sq.m. basement storeroom (Y-1)	4.470,08
	Bizaniou & Sylirias, 876 sq.m. basement storeroom (Y-2)	108.022,53
LOUTRO	Loutro Evrou, 18 sq.m. storeroom on a 3.150 sq.m. plot	2.010,64
EVOIA prefecture		
ISTIAIA	260.24 sq.m. by title and 371.70 sq.m. by measurement storerooms, on a 856 sq.m. by title and 778.51 sq.m. by measurement plot, insideTaxiarhi Istiaias Evoias block	35.038,30
ILEIA prefecture		
KATAKOLO	159.50 sq.m. semi-covered (by zinc-made materials) land plot, surfaced by concrete of 70 sq.m.	16.972,91
	Amounts carried forward	**1.040.860,45**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	1.040.860,45
IRAKLEIO prefecture		
IRAKLEIO	Side street off Ifaistou and Karaoli, 26 sq.m. storeroom, No.1	20.626,78
THESSALONIKI prefecture		
AMPELOKIPOI	15 Aghion Panton, 115 sq.m. semi-basement storeroom	7.565,70
	18 Efxeinou & Kanaki, 46.45 sq.m. storeroom.	8.328,65
THESSALONIKI	37 Sygrou, 220 sq.m. basement	47.692,27
KALAMARIA	25 Levanti, 114 sq.m. storeroom	10.377,13
IOANNINA prefecture		
IOANNINA	107 Dodonis, 69.40 sq.m. unfinished semi-ground floor storeroom (H-2) of an apartment block on a 669.10 sq.m. plot	9.424,80
KAVALA prefecture		
KAVALA	7 Ipeirou, 368.64 sq.m. storeroom	22.914,06
KARDITSA prefecture		
MAGOULA	Kolokotroni st., 2.219.69 sq.m. plot with 222 sq.m. storerooms	24.892,93
KASTORIA prefecture		
ARGOS ORESTIKON	38 Karavangeli Str., 26.91 sq.m. basement storeroom	2.429,04
KILKIS prefecture		
AXIOUPOLI	Location "Kresta", 25 % (as tenancy by the entirety) of storerooms totalling 200 sq.m. on a 5 060 sq.m plot	1.459,38
KOZANI prefecture		
KOZANI	Location "Mylonostrata", 568.48 sq.m. storerooms (abandoned) on a 1.500 sq.m. by title and 1.602,71 sq.m. by measurement field	16.233,01
MAGNESIA prefecture		
VOLOS	99, 28th October Str. (former 67 Alexandras); 1.492,20 sq.m. total area in two storey structure with basement, on a 583.161 sq.m. plot	402.112,60
	24 Sofokleous, 196.54 sq.m. ground floor storeroom (covered with iron sheets) in 216.56 sq.m. by title and 198.88 sq.m., by measurement plot	72.002,22
XANTHI prefecture		
XANTHI	1 Dimokritou & Ikoniou, "Aghioi Apostoloi," 662.20 sq.m. basement storeroom (Y-2)	67.081,41
	16 - 18 Leonidou, 423.21 sq.m. unfinished ground floor garage area (I-1)	6.680,79
	16 - 18 Leonidou, 1.323,11 sq.m. unfinished basement garage area (Y-1)	23.306,24
	33 Skra, 1.271 sq.m. plot inside the city plan, with 1.780 sq.m. old storerooms	15.685,96
PIERIA prefecture		
KATERINI	End of Zalongou Str., 344 sq.m. basement storeroom (Y-2)	56.734,20
SERRES prefecture		
CHOYMNIKO	80 sq.m. storeroom on a 240 sq.m. plot	4.054,86
	Amounts carried forward	**1.860.462,48**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	1.860.462,48
FTHIOTIDA prefecture		
LAMIA	62 Ypsilantou, 154 sq.m. semi-basement storeroom (H-1)	19.517,83
	62 Ypsilantou, 281 sq.m. semi-basement storeroom (H-3)	41.147,00
CHALKIDIKI prefecture		
AGHIOS NIKOLAOS	Location "Vourvourou" Chalkidikis, 170.70 sq.m. garage	27.052,11
CHANIA prefecture		
CHANIA	Vyronos & 4-8 Markora, location "Kentro", 410.31 sq.m. semi-basement storeroom (Y-2)	61.785,24
	Total	**2.009.964,66**

VII. Various properties

ARGOLIS prefecture		
ARGOS	7 Chatzi, 70 sq.m. unfinished ground floor store and basement storerooms (Y-2, 31 sq.m.;Y-3A, 91.21 sq.m.; Y-3B, 10.64 sq.m.; Y-3C, 9.35 sq.m.; Y-3D, 8.29 sq.m.; Y-3E, 7.25 sq.m.; Y-3ST, 10.08 sq.m.)	18.026,49
ZAKYNTHOS prefecture		
MES. GERAKARI	15th Zakynthos - Gerakari road, two stores and one apartment, 200.79 sq.m in total	80.308,13
	Total	**98.334,62**

VIII. Other buildings

ATTICA prefecture		
ATHENS		
	9 Neofytou Douka, Kolonaki, 457.49 sq.m. house with a 10.84 sq.m. auxiliary space on a 226.58 sq.m. plot	411.255,54
	31 A Evgeniou Karavia, 1.926,70 sq.m. plot with six old single storey buildings roofed with ellenit, 718.96 sq.m	814.241,29
	15 Ameiniou, location "Gourna", Aghios Artemios, 304.15 sq.m. two storey structure on a 268.29 sq.m. plot, 75% owned by the Bank	71.904,66
	3 Nikomedeias, 1/2 (as tenancy by the entirety) of a 184.11 sq.m. plot with a 184.11 sq.m. open storing space	26.486,40
	61 Kolokotroni and 7 Libona, multi-storey house totalling 784.56 sq.m., consisting of a basement, a ground floor, a mezzanine floor, and five more floors on a 129.86 sq.m plot	515.405,76
AIGINA	Aghia Marina, location "Kakorema", 336.12 sq.m. single storey structure on a 7.188,45 sq.m. plot	166.216,88
VILIA	Location Psatha: 9.620,25 sq.m. farmland field, with two (852.70 sq.m. and 1.020,80 sq.m. respectively) two-storey structures - hotel installations (only the buildings concrete skeleton)	75.038,89
ERYTHRES	26 Kithaironos, two storey structure (ground floor: 92.80 sq.m., first floor: 84.60 sq.m.), co - ownership percentage: 48.61% (as tenancy by the entirety), on a 257.56 sq.m. plot	40.922,65
KAPANDRITI	Location "Kokoretsiza," 367.5 sq.m. two storey building with a 53 sq.m. ground floor parking area and a 65 sq.m. unfinished ground floor, on a 3.581,20 sq.m. plot	294.461,69
	Amounts carried forward	**2.415.933,76**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**2.415.933,76**
KIFISIA	Location "Platanaki", Xenias, Ithakis,leukosias & Sporadon, Kokkinaras, 17.340,53 sq.m. by measurement plot (T.Y.P.E.T. camping)	688.985,39
	Location "Kaliftaki Chelidonous", farmland, 39.085 sq.m. by measurement, ground floor,basement,1st floor 400 sq.m. each	328.686,72
KORYDALLOS	24 Macedonias, 28.45 sq.m. single storey structure on a 125.25 sq.m. plot (co-ownership percentage on the plot: 1/3 as tenancy by the entirety)	19.788,96
MEGARA	36 A Mavroukaki, 136.97 sq.m. storeroom, with two sheds totalling 391.81 sq.m. on a 731.03 sq.m. plot	52.953,26
	19 Nissou, two storey building, 74 sq.m. each floor; co-ownership percentage: 466/1000; on a 316 sq.m. plot	46.890,97
	Location "Perama", 1/4 (as tenancy by the entirety) of a plot area with 65.23 sq.m. old structures	9.423,46
	11 Kilkis, 2.267,75 sq.m. multi-storey building and 155.74 sq.m. two storey building on a 687.80 sq.m. plot	240.920,56
	Spitia Dourakou, Alepochori, 172.37 sq.m. single storey building of ellenit and 105.63 sq.m. auxiliary space, on a 4.734,38 sq.m. plot	100.573,37
	Vlycho, 375 sq.m. plot with a 60 sq.m. single storey building and a 20 sq.m. auxiliary space built of ellenit	11.467,11
	Megara, side - street off 16 Marathonos St., two storey building (basement-ground floor-first floor-roof terrace room) on a 94 sq.m. plot	27.567,61
	28th October St. & Spyr. Vasilaina, 66/240 of a 269 sq.m. plot, with old structures totalling 87.94 sq.m.	16.235,18
METAMORFOSI	19 Zaimi, 55 sq.m. unfinished single storey building; on a 126.70 sq.m. plot 1/3 (as tenancy by the entirety)	3.450,62
OINOIS	Location "Mazi", Megaridos & Konstantinoupoleos, 42 sq.m. ground floor building on a 276,07 sq.m. O.T.6 plot, co-ownership percentage on the entire plot (840 sq.m.) 1/3 (as tenancy by the entirety)	10.066,12
PAIANIA	Location "Remataryies Papagelaki" 2.500 sq.m. farmland field by title, 2.452,25 sq.m. by measurement, with six structures in ruins	69.111,18
PIRAEUS	8 Palaias Trapezis, multi-storey building on a 233.47 sq.m. plot	34.329,89
	51 Zaimi, ground floor 58,13 sq.m & 1st floor 32,48 sq.m.with 50% co-ownership, on a 136.38 sq.m.	2.934,70
	35 Katsoulakou, Neo Faliro, 25% (as tenancy by the entirety) of an old single storey house on a 123 sq.m. plot, and 25% (as tenancy by the entirety) of the right to build	9.680,37
PERISTERI	100 Vyronos, two ground floor stores (I-1, 99.50 sq.m. and I-2, 75 sq.m.) and a 105 sq.m. basement storeroom (Y-1)	79.844,15
	9 Sachtouri, bare ownership of a 170 sq.m. two storey building and a 30 sq.m. single storey building on a 420 sq.m. plot	43.774,39
SALAMINA	Location "Steno Faneromenis," 60.98 sq.m. single storey building on a 617.52 sq.m. plot	17.895,71
	Location Megali Aliki, 57.68 sq.m. single storey house on a 126.55 sq.m. plot	7.375,48
SPETSES	Municipal road, construction site 216, location "Aghios Sryridon", unfinished two storey building, 127.53 sq.m. ground floor and 98 sq.m. first floor, on section 2 (188.225 sq.m.) of a 376.45 sq.m. plot	53.763,75
AITOLOAKARNANIA prefecture		
AGRINIO	"Aghios Demetrios", unfinished two storey building on a 602 sq.m. plot with a 130 sq.m. ground floor store and a 130 sq.m. first floor apartment	24.739,54
AMFILOCHIA	Unnamed road, location "Aghios Athanasios," 113.65 sq.m. single storey building on a 449.60 sq.m. plot	18.363,18
A. KERASOVO	Municipal road, 155,48 sq.m. building foundation with part of the walls on 354 sq.m. plot building on a 449.60 sq.m. plot	1.941,31
KARAISKAKI	Location "Chalivera", unfinished structure with a 114.66 sq.m. ground floor and a 114.66 sq.m.semi-basement on a 8.019 sq.m. plot	21.152,17
	Amounts carried forward	**4.357.848,91**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**4.357.848,91**
AGHIA SOFIA	724.29 sq.m. plot comprising a 207.71 sq.m. two storey building with an attic and a 50 sq.m. single storey house with an adjacent 16.50 sq.m. storeroom	50.202,20
PERDIKAKI	Perdikaki 100 sq.m. single storey house and 67.20 sq.m. stone house on a 600 sq.m. plot	18.106,79
	Three buildings, 361.44 sq.m. total, on a 2.000 sq.m. plot	35.128,07
STATHAS	Provincial road, location "Palaio Chorio", 80 sq.m. single storey house on a 1.500 sq.m. plot	18.889,20
KATOUNA	Municipal road, unfinished two storey structure with ground and first floors, 128.55 sq.m. each, on a 330.60 sq.m. plot	13.440,94
EVINOCHORI	Municipal road, location "Aghios Ioannis," 117.39 sq.m. unfinished single storey building with a 117.39 sq.m. basement	15.223,77
	Old Messolonghi - Nafpaktos national road, 81.25 sq.m. single storey building on a 378.40 sq.m. plot	28.203,23
MESSOLONGHI	210 Ag. Athanasiou Str., Kaloni, a 200 sq.m. plot with a two storey building (ground and first floor: 88 sq.m. each)	14.072,80
SARGIADA	Location "Safragola Arvanitsas", 63 sq.m. unfinished single storey house on a 4.034,25 sq.m. plot	7.641,96
NEOCHORIO	Municipal road, location "Babini", 165.60 sq.m. unfinished single storey building on a 438.75 sq.m. plot	17.298,04
GALATAS	120 sq.m. unfinished structure on a 172 sq.m. plot	4.966,35
ARGOLIDA prefecture		
SKOTINI	Two storey buildings (350 sq.m. total) on a 1.409,41 sq.m. by title and 779.80 sq.m. by measurement plot (150 sq.m. unfinished basement, 150 sq.m. mezzanine) and a 255 sq.m. storeroom	91.150,23
ARGOS	10 Kapodistriou: building workshop on a 111 sq.m. building, on a 700 sq.m. plot (60% owned by the Bank); and 330 sq.m. shed, on a 500 sq.m. plot (100% owned by the Bank)	210.595,75
KRANIDI	Location "Kapari", 5/8 (as tenancy by the entirety) of a 122 sq.m. house with a 73.60 sq.m. semi-basement on a 199.50 sq.m. plot	27.846,01
KIVERIO	Municipal road, unfinished two storey structure with a 32 sq.m. basement storeroom, a 120 sq.m. ground floor space and a 120 sq.m. first floor apartment; on a 258.18 sq.m. plot	37.747,61
MIDEA	Location "Plakes or Sourtia", 900 sq.m. storerooms on a 4.333 sq.m. plot	34.917,23
	Argoliko, house of 120 sq.m. with 94.71 sq.m. storeroom, on a 600 sq.m. plot	35.692,23
ARKADIA prefecture		
TRIPOLI	6 Aristidou, two storey building with 100 sq.m. basement, 107.47 sq.m. ground floor apartment, 118.97 sq.m. first floor apartment, the right to build a second floor apartment of 83.72 sq.m., on a 280 sq.m. plot	142.736,28
ARTA prefecture		
KATARRAKTIS	Municipal road, location "Milea", 103.84 sq.m. house on a 2.354 sq.m. plot	7.106,07
PETA	Approximately 270 sq.m. three storey structure on a 300.17 sq.m. plot	39.108,55
ACHAIA prefecture		
AIGIO	A 136.92 sq.m. by title and 139.65 sq.m. by measurement plot with an old two storey structure consisting of: 1) ground and first floors 58.24 sq.m. each, 2) a 24.14 sq.m. ground floor storeroom, and 3) a 7.39 sq.m. ground floor W.C.	7.223,91
AKRATA	73.12 sq.m. ground floor house on a 204.77 sq.m. plot inside city the plan	31.558,54
VRACHNEIKA	Municipal road "Moreika", unfinished two storey building with ground and first floors 50 sq.m. each, and a 21 sq.m. basement (co-ownership percentage 50%, as tenancy by the entirety) on a 359,71 sq.m plot	18.785,03
KAMARES	65 sq.m. house on a 268 sq.m. plot	12.200,29
	Amounts carried forward	**5.277.689,99**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**5.277.689,99**
VELITSES	Municipal road, location "K. Velitses", 114 sq.m. single storey house with a 50 sq.m. basement on a 933.13 sq.m. plot	35.733,86
PARALIA	22 Digeni Akrita & Theseos, location "Ammoudera Paralias Patron", 22/32 (as tenancy by the entirety) of the full ownership and 9/32 of the bare ownership of a 89 sq.m. single storey stone house and a 109 sq.m.store, on a 336 sq.m. plot	77.241,83
PATRA	307 Panepistimiou, 140 sq.m. house on a 170 sq.m. plot	35.687,42
	42 Riga Ferraiou, 400 sq.m. store on a 250 sq.m. plot, 37.50% owned by the Bank	54.262,28
	7b Graitza Palaiologou, 79 sq.m. ground floor house with 61.60 sq.m. basement on a 182 sq.m. plot	32.100,08
	Eglikada Th., "Koutsa", 408.89 sq.m. farmland with a 163.20 sq.m. ground floor structure	29.053,56
SANTAMERIO	Location "Angeli Lazo", unfinished two storey structure with a 124 sq.m. basement, 124.31 sq.m. ground floor, and 75 sq.m. first floor , on a 4 000 sq.m. plot	17.109,79
VOIOTIA prefecture		
AKRAIFNIO	Municipal road, location "Koriteta", skeleton of a 95 sq.m. two storey structure on a 4 772.25 sq.m. plot	19.753,46
PETRA	Municipal road, 192 sq.m. old, stone, two storey house on a 802.77 sq.m. plot	49.009,53
ASKRI	32,8 sq.m. house on a 200 sq.m. plot by title and 150,40 sq.m . by measurement	3.092,86
MAVROMATI	130 sq.m. maisonette on a 321.48 sq.m. plot	20.487,59
THEVA	Pouliopoulou, location "Palia Sfageia", 57 sq.m. house on a 159.60 sq.m. plot 33,33% owned by the Bank	7.543,23
	Kadmou & unnamed walkway, location "Aghioi Apostoloi", 63 sq.m. single storey house on a 174.80 sq.m. plot	38.447,65
	68 Kadmou, location "Gourna" : 40 sq.m. old, single storey, roof tiled house and adjacent 65.28 sq.m. two storey maisonette, on a 127.20 sq.m. plot.	19.214,97
DOMVRAINA	Municipal road, building with ground floor and basement 73.87 sq.m. each and 50 sq.m. second basement, on a 494 sq.m. plot	32.347,41
THESBE	Municipal road, unfinished two storey house with first and ground floors 69.30 sq.m. each, on a 215.35 sq.m. plot	22.664,13
AGIOS GEORGIOS	124.80 sq.m. old two storey building and 23.96 sq.m. old storeroom, on a 176.38 sq.m. plot	9.125,69
KYRIAKI	Aghios Ioannis, 2 floor unfinished house with ground and 1at floor 124,53 sq.m. each and basement 149,48 sq.m. on a 600 sq.m plot by title and 488,43 sq.m. by measurement	52.853,12
LIVADIA	Side-street off 9 Thessalonikis, two storey building with a 50 sq.m. ground floor store, 63 sq.m. unfinished ground floor apartment, and a 119 sq.m. unfinished first floor apartment, on a 219.96 sq.m. plot	41.191,08
	Mentzili St., Mitropoli, 297.03 sq.m. two storey building on a 763.99 sq.m. plot	61.177,68
	Zagara,Agiou Panteleimona street, 204,47 sq.m plot (33,8% co-ownership) with two floor building of 110,88 sq.m.(1/2 tenancy from the 27,34 sq.m)	30.223,04
ORCHOMENOS	Location "Petromagoula", 75% (as tenancy by the entirety) of a 63 sq.m. house on a 500 sq.m. plot by title and 365,84 sq.m by measurement	6.347,41
PLATAIES	Municipal road, 89.13 sq.m. unfinished ground floor building and a 15.17 sq.m. ground floor storeroom, on a 370.77 sq.m. plot	19.779,93
KALLITHEA	Municipal road, location "Koukouvina", two storey structure with a 42 sq.m. ground floor and a 98 sq.m. first floor, on a 350 sq.m. plot	21.972,12
GREVENA prefecture		
GREVENA	23 Filellinon, "Alonia", two storey structure with basement on a 488.76 sp.m. plot (as tenancy by the entirety) on a 372.57 sp.m. plot	46.347,18
	Amounts carried forward	**6.060.456,89**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**6.060.456,89**
DRAMA prefecture		
DOXATO	Building site No 98, 120 sq.m. single storey house under construction, with a 120 sq.m. basement, on a 600 sq.m. plot	21.503,64
KALABAKI	Building site No 60, 90 sq.m. ground floor house on a 562.84 sq.m. plot (No 353B) 60% as tenancy by the entirety of the bare ownership	22.953,11
NIKIFOROS	Location "Latomio", 1 713 sq.m. of "426" landplot (1/2 as tenancy by the entirety) with a 146 sq.m. ground floor and a 146 sq.m. first floor, two storey building	13.983,51
DODECANESE prefecture		
KRITINIA	Municipal road, unfinished two storey structure with a 75 sq.m. ground floor and a 65 sq.m. first floor, on a 151.50 sq.m. plot	18.140,65
KALYMNOS	Municipal road, location "Aghia Triada", 50.44 sq.m. old house, on a 87.86 sq.m. plot	9.177,14
LEROS	Municipal road, location "Aghia Paraskevi", 100 sq.m. two storey house, on a 115 sq.m. plot	27.421,43
	Community road, location "Aghia Kioura", 36.75 sq.m. house, on a 4 086 sq.m. plot	26.581,19
LINDOS	Location "Rodini", 3/4 (as tenancy by the entirety) of four ground floor spaces, 60 sq.m. each, on a 1 464 sq.m. plot	25.755,20
RHODES	Asgouros, 50% (as tenancy by the entirety) of 440 sq.m. buildings, on a 4 340 sq.m. plot.	122.120,68
EVROS prefecture		
ALEXANDROUPOLI	2nd km on Alexandroupolis - Makri road, 3 000 sq.m. plot outside city plan, with two buildings, 146.37 sq.m. and 170 sq.m. respectively	197.910,64
FERES	4 Vyronos, 80 sq.m. unfinished single storey house on a 224 sq.m. plot.	14.076,81
EVOIA prefecture		
GIALTRA	Location "K. Korfos", 277.50 sq.m. night club on a 1 389.60 sq.m. plot	98.207,76
A. VATHEIA	56,10 sq.m house on a 164,98 sq.m plot by title and 165,78 sq.m by measurement	12.406,65
DYSTOS	50% (as tenancy by the entirety) of two storey structure ground floor store 140 sq.m. and a house on first floor 140 sq.m., on a 1000 sq.m plot	22.005,94
ERETRIA	360 sq.m. two storey building with a basement on a 3 274.23 sq.m. land plot	148.195,00
KARYSTOS	Kriezotou, 93 sq.m. house on a 93 sq.m. plot	36.449,02
MANDOUDI	Location "Solonos", 304,24 sq.m two storey building on a 151.04 sq.m. plot, 50% owned by the Bank	17.445,19
KYMI	Location "Lenianous", 68 sq.m. ground floor house on a 87.85 sq.m. plot	10.421,95
VASILIKO	Location "Kolanou", 171 sq.m. single storey house on a 430 sq.m. plot	29.175,03
N. LAMPSAKOS	Community road, location "Makrichorafo", 118.44 sq.m. single storey house on a 302 sq.m. plot	33.239,40
N. ARTAKI	Location "Yiaminia", "Vatonta Farm", 1 560 sq.m. field, with a 101.40 sq.m. unfinished building	7.078,50
AGHIA ANNA	Community road, 114.80 sq.m. two storey building on a 102.90 sq.m. plot	27.801,42
CHALKIDA	Kanithos,location "Megali Raxi", 200 sq.m. of two storey building house	33.773,78
	(1/2 as tenancy by the entirety) with a basement on a 3 393 sq.m. buildable landplot	45.218,01
OREOI	Community road, two storey building 91.40 sq.m each,on a 201sq.m plot with 46% (as tenacy by the entirety)	39.779,90
EVRYTANIA prefecture		
PALAIOKATOUNA	Community road, plot No. 164, location "Aghios Prokopios", 116.70 sq.m. unfinished single storey house on a 308 sq.m. plot	15.095,53
	Amounts carried forward	**7.136.373,97**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**7.136.373,97**
ZAKYNTHOS prefecture		
GYRI	37.50 sq.m. unfinished single storey house on a 1 931.92 sq.m. plot......................	4.778,69
GAITANI	Location "Lykoudi", 164.47 sq.m. house on a 4 000 sq.m. plot................................	84.745,90
BOCHALI	Location "Arigkos" 151,5 sq.m by title and 280 sq.m by measurement two storey building with a 220 sq.m. ground floor store and a first floor 60 sq.m. apartment, on a 1 520.02 sq.m. plot...	134.490,09
ILEIA prefecture		
AMALIADA	Municipal Road, location "Papakafka", 87.31 sq.m. unfinished single storey house on a 286.22 sq.m. plot..	7.637,85
VARDA	150 sq.m. maisonette with 100 sq.m. basement on a 4 962 sq.m. plot....................	85.703,96
N. MANOLADA	25th March St. & Miaouli, 71.40 sq.m. single storey house on a 1 241.86 sq.m. plot..	23.210,93
GASTOUNI	Location "Hiliomodou", 101 sq.m. building on a 600 sq.m. plot................................	21.349,75
KAVASILA	80 sq.m. two storey building on a 600 sq.m. plot...	21.540,84
	Kavasila, old Patra-Pyrgos national road, two storey building (80 sq.m. ground floor store and 80 sq.m. first floor house) on a 131 sq.m. plot......................	18.561,38
ZACHARO	Unfinished ground floor building 118 sq.m. and store 72 sp.m. on 3 417 sq.m plot floor store and 80 sq.m. first floor house) on a 131 sq.m. plot..................	19.574,47
KASTRO	Location Trani Raxi - Neochoriou Killinis, 150 sq.m. ground floor house on a 2 300 plot..	68.181,06
PYRGOS	92 sq.m. ground floor house, on a 611.20 sq.m. plot at Kavasila community...........	18.579,74
MOUZAKI	84.37 sq.m. unfinished house on a 236.19 sq.m. plot...	7.446,62
IMATHIA prefecture		
ALEXANDREIA	15 Melissochoriou, 59.04 sq.m. single storey house on a 250 sq.m. plot (Law 1138/72)..	19.768,63
KOPANOS	908 sq.m. building on a 2 950 sq.m. plot, 33.33% owned by the Bank.....................	28.703,81
KEFALOCHORI	75 sq.m. single storey house on a 725 sq.m...	5.567,05
VEROIA	Konitsis 47, 120 sq.m. two storey building on a 140.56 sq.m. plot according to the title and 121.58 by measurement,with 93,75% co-ownership.........	33.219,58
	Railway Station area, ownership percentage of the Bank: 50%, 26 536.24 sq.m. farmland field with five structures totalling 314.95 sq.m.	346.115,37
	Stratou St., building site 230, 120 sq.m. building on a 3 537.70 sq.m. plot.	74.135,68
EIRINOUPOLI	Municipal Road, location "Kato Zervochori", 136.48 sq.m. unfinished single storey house on a 835 sq.m. plot...	15.994,13
NAOUSA	Carolo Bigato, (1/2 as a tenancy by the entirety) of a 56 sp.m. old house .... on a 117,7 sq.m. plot inside city plan...	6.037,95
TRIKALA	350 sq.m. building on a 900 sq.m. plot..	42.210,67
IRAKLEIO prefecture		
PRINIA	Maleviziou Community Road, location "Karna", two storey building with 94.23 sq.m. ground floor and 60.45 sq.m. first floor on a 289.97 sq.m. plot.............	7.483,62
ARCHALOXORIO	Location "Amourieles", two storey building with 67,74 sq.m ground floor .... and 72,9 sq.m the first floor on a 4,000 sq.m plot..	27.128,92
GOUVES	Location "Chochlakakia", 192.09 sq.m. house on a 600 sq.m. plot..........................	85.648,07
DAFNI	Community Road, location "Pyrgos", two storey building with 118.40 sq.m. ground floor store, 88 sq.m. first floor apartment, and 40 sq.m. storeroom on a 117 sq.m. plot..	27.227,07
	Community Road, 132.45 sq.m. two storey building on a 83.45 sq.m. plot.	13.313,34
	Amounts carried forward	**8.384.729,14**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**8.384.729,14**
IRAKLEIO	Skouladon St., location "Xylini Dapia", 52.50 sq.m. single storey house and old two storey house (17.02 sq.m. per floor) on a 113.63 sq.m. plot after implementation of city plan	19.671,23
	287 Navarinou & M. Georgiadi, location "Palaia or Ano Fortetsa", two storey building with 80.50 sq.m. basement, 137.55 sq.m. ground floor, and unfinished 117.71 sq.m. first floor, on a 309.34 sq.m. section of a 432.88 sq.m. plot	105.660,61
	Location "Foinikia Vradiari", 298.89 sq.m. two storey building on a 5 112 sq.m. plot	188.455,00
	Location "Keralia," 4 790 sq.m. plot with 265.50 sq.m. building, 50% owned by the Bank	51.168,31
	100 A. Papanastasiou, Sopota, 89.63 sq.m. house on a 1 380 sq.m. plot	117.087,56
	Location "Topali" 798,66 sq.m plot with 399,90 sq.m ground floor and 44,56 sq.m. pergola	174.745,89
	241.82 sq.m. building on a 1 250 sq.m. plot	104.695,49
KROUSONAS	Maleviziou, location "Vidokefalo", 106.45 sq.m. unfinished ground floor building on a 220.95 sq.m. plot	8.557,74
N. ALIKARNASSOS	N. Alikarnassos-Mastabas, 50% (as tenancy by the entirety) of a 38.50 sq.m. house on a 102.80 sq.m. plot	4.352,44
METAXOCHORI	Monofatsi community road, location "Stroumbi", 220.50 sq.m. two storey building on a 430.95 sq.m. plot	16.726,95
TEMENOS	Profitis Ilias, three storey building 257,63 sp.m. on a 93,23 sp. m. plot	56.701,16
SIBA	Location "siba malebiziou" 237,54 sq.m two storey building on a 199 sq.m plot	49.445,13
TYBAKI	100 sq.m. ground floor house on a 209.07 sq.m. plot	46.755,55
THESSALONIKI prefecture		
GEFYRA	89.47 sq.m. house (ground floor), with 70.20 sq.m. basement on a 315 sq.m. plot (building site 90)	22.225,70
OSSA	Location "Galini," 63 sq.m. single storey house on a 450 sq.m. plot	18.064,38
THESSALONIKI	81 Aghias Sofias and 121 Cassandras (warehouse), buildings 291 sq.m.	58.128,29
	46 Vas. Olgas, 2 282.27 sq.m. total area of building on a 4 578.56 sq.m. plot, 29.17% owned by the Bank	395.426,80
KALAMARIA	9 Efessou St: 8.326,54 sq.m. land; which after the integration, the remaining area will be: 1) a 2 156.06 sq.m. plot with an 106.72 sq.m. old two storey house, and 2) a 894.30 sq.m. plot and 2.522,90 sq.m of land	83.440,23
KAVALLARIO	Community Road, 97 sq.m. single storey building on a 598 sq.m. plot	24.642,53
MENEMENI	20 Vitsiou, Location "Dendropotamos", 170 sq.m. two storey building on a 162.30 sq.m. field	27.527,86
	Monastiriou 204-206,Ag. Paraskevi 63 and Afrovitis - ground floor store 1 500 sq.m. and 1/2 (as tenancy by the entirety) of two warehouses 2 465,00 sq.m. and 1 000.00 sq.m each on a 7 980.00 sq.m. plot	549.112,25
STAVROUPOLI	27 Iatrou Gogousi, 10,900 sq.m. five storey building on a 3 706.40 sq.m. plot, 25% owned by the Bank	217.014,35
MIK. MONASTIRI	Makedonomachon St., two storey building with ground floor and first floor 114 sq.m. each, on a 1 969.92 sq.m. plot	59.044,42
	Makedonomachon St., two storey building with a 93.88 sq.m. ground floor, 32.40 sq.m. storerooms, and a 61.50 sq.m. first floor, on a 829 sq.m. plot	46.049,74
IOANNINA prefecture		
IOANNINA	Municipal Road, location "Skamnitsa-Drosia", maisonette with a ground floor and a first floor 72.36 sq.m. each, on a 346.50 sq.m. plot	79.283,69
	Building site 370, location "Vryssoula", 1/2 of a single store 87.64 sq.m. house on a 180.90 sq.m. plot	12.531,18
ASPRANGELLOI	Location "Aspragelloi" 106.80 sq.m. house on a 304.20 sq.m. plot	16.871,44
PERAMA	Location "Melandra," 255 sq.m. building on a 315 sq.m. plot	16.192,46
	Amounts carried forward	**10.954.307,52**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	10.954.307,52
KAVALA prefecture		
THASOS	Panagia Thassou, 65 sq.m. single storey house with a 65 sq.m basement, on a 201.60 sq.m. plot	23.011,58
PRINOS	Location "Mikros Oreinos Prinos," 64.47 sq.m. old house on a 395.24 sq.m. plot	18.449,84
KAVALA	14 Mousson, 123.88 sq.m. two storey building on a 61.94 sq.m. plot	24.364,91
	1 Thassou, Sfageia, industrial site with a 112 sq.m. building on a 189 sq.m. plot	20.601,45
	14 Th. Kavaliotou, 510 sq.m. multi-storey building on a 205 sq.m. plot, 33.33% owned by the Bank	71.497,00
	Sappaion and Niovis, 62 sq.m. two storey building on a 31 sq.m. plot	10.000,37
	7A Anagnostara, old house 60 sq.m on a 127,55 sq.m plot	23.038,42
AKROPOTAMOS	Location "Tourkika Mnimata", 4 houses (100, 150, 150, 100 sq.m. respectively) and a 50 sq.m. warehouse, on a 4 750 sq.m. field (No 144, 1/4 as tenancy by the entirety)	5.071,30
ORFANOS	Karyani, location "Papa Karya", 300 sq.m. (as tenancy by the entirety) of the 6 213.50 sq.m. farmland field No 425; there are also five houses on the farmland field (10 sq.m., 50 sq.m., 40 sq.m., 80 sq.m. respectively)	5.609,90
FILIPPOI	Location "Kato Dato",100 sq.m building in a 665.65 sq.m plot	35.044,82
KARDITSA prefecture		
KYPSELI	Community Road, 172.24 sq.m. house on a 1 000 sq.m. plot	8.580,33
MAKRYCHORI	Unfinished two storey house (87 sq.m. per floor); old two storey, tile roofed stone house; and ground floor storeroom; on a 1 396.57 sq.m. plot	7.499,18
KARDITSA	L. Byron, building site 345, 70.90 sq.m. old house on a 289.81 sq.m. plot by title and 277.10 sq.m by measurement with 88,89 sq.m ground floor and 20,50 sq.m warehouse	33.288,80
	30 Perikleous Theodorou, building on a 380.80 sq.m. plot by title and 381.56 by measurement	79.348,74
KARDITSOMAGOULA	Community Road, two storey building with ground floor and (unfinished) first floor, 80 sq.m. each, on a 400 sq.m. plot by title,434,7 sq.m by measurement	14.567,88
AMPELOS	Community Road, 91.45 sq.m. unfinished single storey house; old 54.61 sq.m. house; and 50.55 sq.m. store; on a 2 500 sq.m. plot	30.184,93
MASCHOLOURI	102.38 sq.m.house and 14,77 sq.m. two ground floor buildings on a 975.97 sq.m. plot	42.710,35
SOFADES	Antheon St., tree ground flooor houses 72.21 sp.m., 82.08 sp.m., 37.27 sp.m each (1/2 as tenancy by the entirety) on a 498.37 sq.m. plot	16.099,81
KASTORIA prefecture		
CHILIODEDRO	Community Road, two storey 170 sq.m. house on a 449.28 sq.m. plot	22.915,03
KASTORIA	Location "Kefalari", two storey building with ground floor and (unfinished) first floor, 120 sq.m. each, and a 15 sq.m. storeroom on a 337.54 sq.m. plot by title and 332,52 sq.m by measurement	27.658,53
POLYKARPI	Ground floor house with semi-basememt of 89.09 sq.m each	15.628,79
NESTORIO	Community Road, location "Pefko," single storey 61 sq.m. building on a 301.64 sq.m. plot and a 35,07 sq.m warehouse	8.176,59
	Site "Kato Nestorio," building on a 745 sq.m. plot by title and 418,28 sq.m. by measurement	6.334,83
CORFU prefecture		
PAGOI	Kerkyra - Pagoi - Aghios Georgios road, location "Vatonia", 96 sq.m. single storey building on a 717 sq.m. plot	49.403,94
ACHILLION	Location "Taxiarches," 48.38 sq.m. house on a 98 sq.m. plot	12.167,61
KAROUSADES	Location "Ag. Ioannis," two storey building, 75 sq.m. each floor by title, and 418,28 sq.m by measurement, on a 760.12 sq.m. plot	55.003,11
THINALION	Community road, location "Peritheia", two storey building, 54.58 sq.m. each floor, on a 1 255.15 sq.m. plot	48.539,98
	Local road "kassiopis-rodas", 99.45 sq.m. unfinished structure on a 784.50 sq.m. plot	14.624,60
	Amounts carried forward	**11.683.730,14**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**11.683.730,14**
KANALI	Location "Ag. Nikolaos", 58.20 sq.m. single storey house on a 93.30 sq.m. plot	12.181,66
CORFU	Community Road, location "Afra - Rigatika," two storey building, with ground floor and first floor of 51 sq.m. each, on a 99.60 sq.m. plot	33.762,74
	Kontokali Chrysikou, two storey building on a 2 005.38 sq.m. plot with a) two ground garage and a warehouse 75,6 sq.m b) first floor 84 sq.m.	64.814,61
	11 Eir. Dendrinou, 130 sq.m. two storey building (33.33% as tenancy by the entirety) with a 65 sq.m. shed on a 65.61 sq.m. plot	6.053,59
	77 Figareto, Kanoni, 60 sq.m. building on a 431.44 sq.m. plot	33.505,99
	Location "Koskineika", 1 589.38 sq.m. two storey building on a 2 469.94 sq.m. plot	383.057,97
PELEKAS	Location "Chelanes," 220 sq.m. house on a 4 210.54 sq.m. plot	99.999,04
K. KORAKIANA	Paliochorafa, 226.12 sq.m. two storey building on a 2 056.50 sq.m. plot	55.160,80
CEPHALLONIA prefecture		
LIXOURIO	Atho Romanou St., location "Aghios Gerasimos", 69.14 sq.m. single storey house on a 139.21 sq.m. plot	33.980,69
KILKIS perfecture		
VAPTISTIS	Community Road, one 60 sq.m. warehouse; one two storey building with ground floor and unfinished first floor, 98.76 sq.m. each, on a 802 sq.m. plot	13.831,34
MEGALI VRYSSI	33.33% (as tenancy by the entirety) of a 92 sq.m. house on a 1.530 sq.m. plot	4.603,64
MESIANO	Location "leventoxori" 2 326 sq.m two storey building and warehouse 140	21.707,15
	sq.m. location "leventoxori" 100 sq.m. building on a 1 076 sq.m plot	11.221,69
FYSKA	Community Road, 115 sq.m. single storey house on a 1 110 sq.m. plot.	8.139,39
PONTOIRAKLEIA	Community Road, three buildings: 105 sq.m. house, 105 sq.m. warehouse, and 68.32 sq.m. warehouse, on a 1 007 sq.m. plot	7.911,17
MEGALI STERNA	Community Road, plot no 2519, 80.84 sq.m. single storey house on a 1 658 sq.m. plot	15.359,32
KOZANI prefecture		
KERASIA	Community road, 121.80 sq.m. unfinished ground floor building with a basement storeroom on a 947.26 sq.m. plot	11.518,71
AKRINI	Community road, 81 sq.m. unfinished ground floor building on 2 687 sq.m. plot	8.547,32
KOILA	Community Road, building site 8, location "N. Kardia", 262 sq.m. unfinished elevated single storey building with 262 sq.m. basement, on a 437 sq.m. plot	21.337,91
PTOLEMAIDA	12 Panormou, two storey building, ground floor and first floor apartments 108.24 sq.m. each (Law 1138/72 in a 281.67 sq.m plot	21.008,76
KRANIDIA	Community Road, single storey building with a 63.45 sq.m. basement and a 95,60 sq.m. ground floor basement on a 823 sq.m. plot	8.445,83
SERVIA	Avles, plot block No2, 90 sq.m. ground floor house on a 1 305 sq.m. plot (No 11)	7.498,00
PALAIOKASTO	Community Road, 76 sq.m. single storey house on a 192.24 sq.m. plot	7.369,39
CORINTHIA prefecture		
VELO	Location "Valtos", 239 sq.m. two storey building on a 450 sq.m. plot	154.481,33
PYRGOS	Community Road, location "Gekianika", two storey house (128.79 sq.m. ground floor and 71.37 sq.m. first floor) on a 369.84 sq.m. plot	20.610,70
LOUTRAKI	Location "Livadaki," 1 395 sq.m. building on a 2 470 sq.m. plot	64.002,86
	Location "Konteika," 108 sq.m. building on a 1 000 sq.m. plot	39.935,21
NEMEA	24-26 Aghiou Georgiou, 90.70 sq.m. single storey house and 90.54 sq.m. single storey auxiliary building, on a 2 460 sq.m. plot	113.414,33
	Amounts carried forward	**12.967.191,28**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**12.967.191,28**
CYCLADES prefecture		
ERMOUPOLI	4 Smyrnis & Voltairou, location "Aghia Theodosia", 111.86 sq.m. single storey building on a 112.40 sq.m. plot	32.520,60
MELANES	Community Road, location "Flerio", 115.70 sq.m. old single storey house on a 6 670 sq.m. farmland	40.715,31
NAXOS	Location "Refugee Camp", 236.42 sq.m two storey building with warehouse in a 157.5 sq.m plot	61.236,53
LAKONIA prefecture		
LIMIRA	Community Road at location "Finiki", two storey building with semi-basement, first floor, and second floor 100 sq.m.each by title and 95 sq.m by measurement; on a 158 sq.m plot	34.082,73
LARISSA prefecture		
AMPELONAS	100 sq.m. ground floor house (with 50 sq.m. storeroom) on a 663 sq.m. plot	30.645,71
VRYOTOPOS	90 sq.m. ground floor house, 120.8 sq.m. old ground floor house and 44.1 sq.m. ground floor warehouse on a 500 sq.m. (1/2 as tenancy by the entirety) by title and 594.73 sq.m by measurment plot	4.359,43
KRANEA	Community Road, 53.16 sq.m. single storey house on a 192.34 sq.m. plot	6.693,32
	Kranea Elassonas, Antichasion municipality, location "Paleos Stathmos Chorofylakis" (Old Gendarmerie Station), two storey building (ground floor warehouse and first floor apartment, 112.5 sq.m. each and 30 sq.m attic) on a 112.5 sq.m. plot	21.276,78
LOUTRO	Community Road, 148 sq.m. two storey building with ground floor storeroom and first floor apartment on a 113.98 sq.m. plot	16.666,51
STAVROS	56.25% (as tenancy by the entirety) of two houses on a 1 000 sq.m. plot by title and 1 164.91 sq.m by measurement	4.292,07
AGHIOI ANARGYROI	115.6 sq.m. house and 48.3 sq.m warehouse on a 500 sq.m. plot. by title and 450.29 sq.m by measurement	9.425,41
LARISSA	137-139 El. Venizelou, 597.20 sq.m. five storey building with basement on a 105 sq.m. plot	284.203,35
LIVADIO	Aghios Konstantinos, 292 sq.m. house on a 240 sq.m: plot	23.588,68
TYRNAVOS	29 Kouma, location "Aghios Ioannis Prodromos", 148.60 sq.m. single storey building (with semi-basement) on a 313.90 sq.m. plot	23.328,72
	37 Dim. Karaoli, 90 sq.m. building, 50% owned by the bank on a 335.72 sq.m. according to the title and 322.79 sp.m. by measurements	10.217,70
LESVOS prefecture		
PERAMA	Chalatses, 940 sq.m. house on a 1 299.12 sq.m. plot	97.183,60
MYTILINI	21 Chiou & Kountourioti, 237 sq.m. two storey conservable building	212.431,96
	Skra 40, 110.42 sq.m. house on a 133.01 sq.m. plot	15.494,83
PLOMARI	Unnamed municipal blind alley, "central section of settlement", old three storey building, in ruins, with ground floor and two upper floors, 29.10 sq.m. each, on a 30 sq.m. plot	2.701,63
MAGNESIA prefecture		
DRAKEIA	Volos-Drakeia provincial road, location "Niamata", 524.55 sq.m. night club	99.355,45
SESKLO	Location "Chyssi Akti Panagias", 632.98 sq.m. plot with 279.82 sq.m. unfinished building (basement)	37.327,22
ANTHOTOPOS	Location "Neraida," 62.50 sq.m. single storey building (with basement storeroom) and added 12.50 sq.m. structure with a 12 sq.m. basement and a 55 sq.m. warehouse on a 2 123 sq.m. plot	24.260,70
ALONISOS	Community Road, location "Patitiri", three elevated single storey houses, 45.43 sq.m each, on a 826.67 sq.m. plot	87.479,66
	Amounts carried forward	**14.146.679,18**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**14.146.679,18**
VOLOS	6 Olympou, "N. Dimitriada," unfinished two storey building (140 sq.m. basement, 141 sq.m. ground floor, 117 sq.m. first floor, 42 sq.m. roof terrace structure) on a 276 sq.m. plot	80.704,33
	Giannitson and Ferron, of an unfinished four storey building (with parking area under elevated first floor); with a 30.64 sq.m. basement; 149 sq.m. each first and second floors; and 40 sq.m. third floor; on a 212.16 sq.m. plot	45.385,18
	5 Terpsichoris, location "Dentro" or "Kalami neon Pagason" two storey building with a 132.10 sq.m. ground floor and unfinished first floor on 340.72 sq.m. plot by title and 337,67 sq.m by measurement	45.748,58
	Aris. Aggelopoulou, two storey building with an old structure tangent to the ground floor, of 95.60 sq.m. (in total) on a 162,54 sq.m plot	39.545,52
MAKRINITSA	Old two storey building with a ground floor and a first floor 25.50 sq.m. each, on a 12 957.2 sq.m. plot	21.704,18
MILIES	Ground floor house with basement 104,60 sp.m. and detached ground floor warehouse 8 sp.m. on a 482,20 sp.m plot	101.729,00
MOURESI	Community Road, location "Platanaki," two storey building with ground and first floors 70 sq.m. each; on a 200 sq.m. plot	33.510,68
N. AGCHIALOS	Emmanouilidou and Papadopoulou, two adjacent single storey houses (70 and 80 sq.m.) and a 358.77 sq.m. building, built of brick	42.498,43
N. IONIA	Kritis & Epaminonda, 69.40 sq.m. single storey house on a 115.23 sq.m. plot	18.185,60
	24 Ionos, single storey building consisting of independent houses totalling 62.08 sq.m., on a 62.08 sq.m. plot	23.063,17
SKIATHOS	Moraitou St., location "Aghia Triada" , two storey building with semi-basement store, on a 44.70 sq.m. plot	16.487,16
	Location "Kotroni", 5/8 (as tenancy by the entirety) of a two storey building with basement, ground floor, and first floor, each 46.76 sq.m.; on 67.50 sq.m. plot	25.104,23
	Skiathos - Panagia provincial road, location "Stiles," 2 two - storey unfinished buildings (123 sq.m. and 84 sq.m.) on a 4 395.17 sq.m. plot	38.151,13
	Two storey building with a basement of 125.05 sq.m. on a 54.75 sq.m. plot	38.831,77
MESSINIA prefecture		
KALAMATA	17 Ven. Ketsea, two - storey building (120.88 sq.m. ground floor and 90.58 sq.m. first floor) on a 144 sq.m. plot	78.493,69
KYPARISSIA	Rural road, location "Terpsithea" or "Kossofa," two storey building with ground and first floors, 341.41 sq.m. each, on a 4 704.18 sq.m. farmland	168.789,60
XANTHI prefecture		
XANTHI	Location "Gazhane," ground floor houses on a 1 250 sq.m. plot	71.688,53
ERASMIOU	Location "Topiros", on a 700 sq.m plot, (a ground house of 105,16 sq.m and an old house of 40 sq.m with 2 warehouses 40 sq.m and 130 sq.m each)	3.385,95
PELLA prefecture		
VOREINO	Building site 47, plot 458, 240 sq.m. building on a 380 sq.m. plot, with 80 sq.m. old house and 160 sq.m old warehouse	23.276,67
GIANNITSA	11 E. Venizelou, Strantzi, 92% (as tenancy by the entirety) of a 2 686 sq.m. building on a 2 281 sq.m. plot	222.556,91
	Side-street off Lykourgou St., two - storey building (ground floor store: 75 sq.m. and first floor apartments: 87.5 sq.m.) on a 175 sq.m. plot	35.917,04
EDESSA	Location "Aghios Loukas," K.L. 635, 266.63 sq.m. unfinished two storey building on a 4 750 sq.m. plot	59.303,12
RIZARIO	Community Street, building site 38, No 235: 198 sq.m. two storey unfinished house (with parking area under elevated first floor), on a 705 sq.m. plot (co-ownership percentage on the plot: 45%, as tenancy by the entirety)	21.050,06
FLAMOURIA	Community Road, 282.76 sq.m. unfinished two storey building on a 1 713.26 sq.m. plot	49.202,13
	Amounts carried forward	**15.450.991,84**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**15.450.991,84**
KARIOTISSA	Building site 71, on a 623 sq.m plot,unfinished building of 102 sq.m,2 ground warehouses of 160 and 37,07 sq.m each	18.025,10
KALI	Community Road, building site 75, plot 561, two storey building with basement, 128 sq.m. ground floor apartment, and 102 sq.m. unfinished first floor, on a 600 sq.m. plot	58.504,76
SKYDRA	Location "Rizo", 81 sq.m. unfinished single storey building on a 582 sq.m. plot	6.770,58
	Sevastiana, building site 1/3 (as tenancy by the entirety) of a two floor house 297.60 sp.m. with studia on a 1 117 sq.m. plot	5.500,04
	Skydra-Sevastiana provincial road,building on a 5 625 sq.m. plot, (1/2 tenancy by the entirety)	73.447,58
	Building site 6, No. 68, 80 sq.m. two storey building on a 660 sq.m. plot	16.741,66
PIERIA prefecture		
NEA EFESSOS	Community Road, ground floor house 63 sp.m. on 239,19 sp.m.	11.674,71
MILIA	Community Road, location "Skala-Mesea Milia", 1/2 (as tenancy by the entirety) of an unfinished two storey building (172 sq.m. ground floor and 179 sq.m. first floor) on a 1 000 sq.m. plot	11.161,52
PREVEZA prefecture		
VRYSOYLA	1 028.01 sq.m. plot with 100.27 sq.m. unfinished storey building and 30.15 sq.m. ground floor with the right to build 102.82 sq.m. in the first floor	33.193,31
RETHYMNO prefecture		
AGHIOS MAMAS	Location "Argoulio", 80.23 sq.m. single storey house on a 389.50 sq.m. plot	15.643,43
ALFAS	Pera Geitonia, two storey building, 70.73 sq.m. per floor, on a 117.89 sq.m. plot	22.199,40
MYXORROUMA	Community Road, two storey 120 sq.m. building on a 122.41 sq.m. plot	11.914,56
PRINE	Rural road, location "Sochora", 200 sq.m. two storey building on a 2 064 sq.m. plot	69.235,75
RETHYMNO	Community Road, location "Ano Valsamonero-Vrisi", 79.7 sq.m. single storey building with 79.7 sq.m. basement on a 112.6 sq.m. plot	23.250,92
SAMOS prefecture		
VATHY	Location "Aghia Zoni Vlamaris", unfinished 45 sq.m. two storey house and 17.10 sq.m. single storey building on a 100 sq.m. plot	8.279,53
SAMOS	Building site 184, "Astikos Prosf. Synetairismos", 37 sq.m. single storey stone house on a 37.40 sq.m. plot	15.254,36
PYTHAGOREIO	Rural road, location "Pountes", two storey building with a 209 sq.m. ground floor store and a 209 sq.m. unfinished apartment occupying the entire first floor, on a 8 777.95 sq.m. plot	115.903,15
SERRES prefecture		
ALISTRATI	Alistrati 240 sq.m. two storey building on a 240 sq.m. plot	11.914,23
CHOUMNIKO	330 sq.m. plot with two (2) warehouses, 100 and 120 sq.m. respectively	7.829,02
	375 sq.m. plot with two (2) warehouses, 90 and 80 sq.m. respectively	4.580,91
	200 sq.m. two storey house on a 150 sq.m. plot	20.752,94
MITROUSI	Building site 61, No 600, 269.50 sq.m. buildings on a 1 019 sq.m. plot	12.356,65
AGHIOS CHRISTOFOROS	Community Road, location "Intzirlik", 197 sq.m. two storey building on a 300 sq.m. plot	12.055,92
FLAMBOURO	87.30 single storey house on a 723 sq.m. plot	11.729,25
PROMACHONAS	Unnamed road, 90 sq.m. unfinished single storey house on a 460 sq.m. plot	7.094,73
KALOKASTRO	Location "Alonia," 470 sq.m. two storey building on a 1 400 sq.m. plot	36.417,11
MAVROTHALASSA	Community Road, building site 55, 92 sq.m. single storey house on a 1 000 sq.m. plot	17.881,14
	Amounts carried forward	**16.110.304,10**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**16.110.304,10**
TRIKALA prefecture		
PALAIOMONASTIRO	Location "Logarako", 206.74 sq.m. unfinished two storey building on a 2 136.16 sq.m. plot	22.157,01
MEG. KEFALOVRYSSO	Two storey building (ground floor and first floor, 146.5 sq.m. each) on a 1 363 sq.m. plot	57.595,22
FARKADONA	Unfinished two storey building, ground and first floors 74.57 sq.m. each, on a 295,58 sq.m plot	8.535,38
KAKOPLEVRIO	Location "Karatistaia", 240 sq.m. building on a 760 sq.m. plot	46.226,42
FTHIOTIDA prefecture		
ATALANTI	Location "Trani-Lakka", unfinished two storey building with basement 113.85 sq.m., ground floor 87.10 sp.m. and first floor on a 2 003.75 sq.m. plot	14.114,72
KAINOURGIO	Community Road, 46.28 sq.m. single storey house on a 145.59 sq.m. plot	14.014,85
KOMMA	Athens-Lamia old national road, 105 sq.m. single storey building (with ground floor storeroom) on a section of a 1 349 sq.m. plot	25.313,11
LAMIA	Side - street off Ifaistou, location "Ag. Theodoroi", 73 sq.m. single storey building on a 77.37 sq.m. plot	19.790,97
	Building with a 105,64 sq.m. first floor with a 105,64 sq.m. unfinished basement in a 265 sq.m. plot	94.161,41
MALESINA	Community Road, 100 sq.m. single storey house on a 173.50 sq.m. plot	21.882,51
	Unfinished three storey building, with 80 sq.m. basement, 157.20 sq.m. each ground and first floor and 120 sq.m. second floor on a 1 014 sq.m. plot	66.016,14
MOLOS	Community Road, two storey building with 28 sq.m. basement, 65 sq.m. each ground and first floors on a section of a 243 sq.m. plot	43.372,30
STYLIDA	15 Divrioti, 50 sq.m. workshop on a 261.90 sq.m. plot	16.008,13
KOBOTADES	73.69 sq.m. ground floor house on a 255.73 sq.m. plot	18.754,22
LADIKO	Community Road, 95.68 sq.m. ground floor building in a 1 003.17 sq.m. divident part, in a 2 857.30 sq.m. plot	29.780,12
FLORINA prefecture		
ANARGYROI	99 sq.m. house on a 249.55 sq.m. plot	8.505,45
AMYNTEO	Aghiou Nikolaou, 50% (as tenancy by the entirety) of a 627 sq.m. building on a 1 738 sq.m. plot	44.400,51
	Aghiou Nikolaou, 50% (as tenancy by the entirety) of a 860 sq.m. building on a 310 sq.m. plot	41.861,30
LEVAIA	Community Road, building site 72, plot No. 483, unfinished elevated 113.92 sq.m. single storey house on a 352 sq.m. plot	6.076,74
FOKIDA prefecture		
AGIOI PANTES	Dwellings Paralias Aghion Panton, buildings foundation on a 82.20 sq.m. plot, 50% on a 408.80 sq.m. plot	10.909,54
CHALKIDIKI prefecture		
N. MARMARAS	Community Road, two storey building with ground floor and first floor, 117.70 sq.m. each, a 50 sq.m. roof terrace structure and an old 50 sq.m. single storey house, on a 288 sq.m. plot	158.676,10
SYKEA	Location "Agora", 127.52 sq.m. plot, with the buildings in it [two storey building (91.69 sq.m. ground floor store and 77.94 sq.m. first floor apartment) and 9 sq.m. ground floor building]	43.171,81
	Location "Metaxourgio", 25% tenancy by the entirety, 182 sq.m. with the buildings in it (89 sq.m. ground floor and 93 sq.m. first floor)	12.280,10
CHANIA prefecture		
ARMENOI	Location "Pyrgioliki," 101.70 sq.m. house on a 196.70 sq.m. plot	22.686,14
PERIVOLIA	Perivolia-Canea road, location "Karydiana," two storey house (115.67 sq.m. ground floor and 19.76 sq.m. first floor) on a 378.50 sq.m. plot	33.728,53
	Amounts carried forward	**16.990.322,83**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**16.990.322,83**
KASTELLI	Location "Pyrgos", two storey building with basement, ground floor and first floor, 80.12 sq.m.	66.903,90
KOURNA	Community Road, location "Mesochora," 134.54 sq.m. two storey building on a 256.75 sq.m.	25.667,15
N. KYDONIA	66 sq.m. old two storey house on a 266.53 sq.m. plot	18.721,76
	Location "Papadouliana Ktoxoriou",ground house 145 sq.m on 1400 sq.m plot	30.878,88
MALEME	Location "Gefyra", 281.16 sq.m. ground floor store, 4 first floor apartments : (A-1) 71.69 sq.m., (A-2) 71.69 sq.m., (A-3) 75.47 sq.m., (A-4) 69.16 sq.m., 4 second floor apartments: (B-1) 71.70 sq.m., (B-2) 71.70 sq.m., (B-4) 75.47 sq.m. and 11.96 sq.m. terrace apartment	327.902,82
CHANIA	67 Archoleondos and Sifaka, location "Splantzia," 101.25 sq.m. unfinished traditional stone three storey building on a 94. 60 sq.m. plot	13.609,68
CHIOS prefecture		
CHIOS	Location "Prasinada", Thymiama municipality, 116 sq.m. two storey unfinished building, on a 321 sq.m. plot	37.378,83
	Total	**17.511.385,85**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)

IX. Plots

ATTICA prefecture		
AGHIOS STEFANOS	Parnithos St., location "Zoriani," 50% (as tenancy by the entirety) of a 423 sq.m. plot	19.549,23
ATHENS	89 Aghiou Polykarpou, Votanikos, 54 168.33 sq.m. plot outside city plan	4.020.004,24
	15 Poulherias, Strefi Hill, expropriated plot inside city plan, 131.06 sq.m. according to the title and 115.52 sq.m. by measurement	42.365,85
	Mitropoleos and Pandrosou, 1 173.67 sq.m. plot inside city plan	2.356.096,26
	154 Paraskevopoulou, "Kato Patisia," 2 060.71 sq.m. plot within city plan (expropriated by the City of Athens)	909.697,21
	21 Alkiviadou, plot within city plan, 302.25 sq.m	155.647,15
AIGALEO	24 Aghiou Pandeleimonos, 38% (as tenancy by the entirety) of a 631.34 sq.m. plot	13.526,57
AIGINA	Location "Koutroubei," Patriarchou Gregoriou V and Aischylou Street, plot inside city plan 2 491 sq.m. by title and 2 406.50 sq.m. by measurement	493.332,50
ALIMOS	Location "Ambelakia," 50% (as tenancy by the entirety) of a plot inside ciy plan, 3 601.04 sq.m. by title and 3 550.80 sq.m. by measurement	6.921,98
AMAROUSIO	Anavryta-Miaouli, (B.S. 107) 40% (as tenancy by the entirety) of a plot inside city plan, 585 sq.m. by title and 595,47 sq.m. by measurement	2.855,27
	Anavryta, Kotzia and Pindarou Streets (B.S. 108,109), 40% (as tenancy by the entirety) of a 576.56 sq.m. by title plot inside city plan, and 509.86 sq.m. by measurement	1.595,64
AHARNAI	Ag. Spyridonos str. and Messinias str. location "Boskiza" , of a plot 2 124.32 sq.m	119.148,94
VOULA	Zakynthou, location "Panorama," 625 sq.m. plot	88.664,01
ELEFSIS	Location "Vlycha" or "Paralia TITAN," plot outside city plan, 3 512 sq.m. by title and 3 249.80 sq.m. by measurement	125.770,22
	Location "Exo Kamares," Eleftheriou Venizelou - Pindou - Kolokotroni Streets, bulding sites 287, 210, 204, 296, and 297; total area: 15 351.81 sq.m. inside city plan	472.111,35
	Dragoumi and Kanelopoulou, plot inside city plan, 415.18 sq.m. by title and 394,07 sq.m. after implementation of the street plan	21.364,79
	Coast, 1 024 sq.m. plot by title,1023,63 sq.m. by measurement, with single storey house of 76.16 sq.m	42.784,26
	Dragoumi and Salaminos, 72 sq.m. plot outside city plan	14.764,75
ILION	Komotinis and Ippodamias, 201.26 sq.m. plot	24.824,80
KAMATERO	Location "Dervisagou," Kosti Palama (B.S.941), 465.10 sq.m. farmland. occupated for the creation of a public square	28.962,95
MARATHONAS	K. Souli, Loimiko, building site 39, 757.22 sq.m. plot by measurement inside city plan	28.191,58
	K. Souli, Loimiko, building site 44, 1 002.73 sq.m. plot by measurement inside city plan	36.344,28
METAMORFOSI	16 Tatoiou Ave., building site 365, 73 sq.m. plot included in the street plan	14.739,91
	Location "Stouba", 167.20 sq.m. by title and 110.82 sq.m. plot, (building site 289, Pierias street)	3.815,50
N. MAKRI	On Marathonomachon St. and Markopoulou Ave., location "Xylokeriza", building site 240 47.95% (as tenancy by the entirety) of a 2 083 sq.m. plot by measurement	83.867,66
PIRAEUS	39 Ipirou, Kaminia, 118.63 sq.m. plot inside city plan	33.542,81
PERAMA	Location "Perama," Gorgopotamos str., "building site 218", 285.50 sq.m. plot inside city plan	43.671,17
	Piraeus - Perama location "Neo Ikonio", 420 Marie Curie Street, 4 115 sq.m. plot by the title, 5% owned by the Bank (as tenancy by the entirety)	32.590,80
PERISTERI	Location "Aspra Chomata," quarry (87.5% of 2 200 sq.m.; 0.78% of 1 500 sq.m.; 6.25% of 39 975 sq.m.)	104.681,63
	Amounts carried forward	**9.341.433,31**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**9.341.433,31**
RAFINA	N. Voutzas, on 65th Street, location "Aghia Varvara," building site 50, plot No 4, inside city plan, 986.01 sq.m. by measurement	110.572,88
AIANTEIO	Aianteio community, area of Kaki Vigla, location "Zarli": three plots of 205, 230, and 210 sq.m. by the title and three plots of 205.76 sq.m., 227.26 sq.m., and 199.13 sq.m. by measurement	13.027,44
SALAMINA	40 Aghias Varvaras, Paloukia, location "Aghia Varvara", building site 65b, 510/1000 of a 760.18 sq.m. plot by measurement	26.594,04
CHAIDARI	Location "Palataki," Karaiskaki, and Philopappou Streets (building site 323, 322),street plan 443 sq.m for enlargement of Epaulos street	119.645,01
AITOLOAKARNANIA prefecture		
AGRINIO	Location "Ai Vassiliotika," building site C 700, 445.90 sq.m. plot inside city plan	19.371,05
	Location "Ai Vassiliotika," building site C 705, 661 sq.m. plot inside city plan	24.051,90
	Location "Ai Vassiliotika," building site C 705, 539 sq.m. plot inside city plan	21.711,47
DOKIMIO	Agiou Konstantinou str., building site 23, 940 sq.m. plot	23.404,26
	Agiou Ioannou str., building site 45, 213. 50 sq.m., plot	11.063,83
THERMO	Kosma Aitolou Street, location "Vellieika," 200 sq.m. plot which is part of a larger, 785.32 sq.m.,plot with old stone warehouse	12.765,96
GOURIA	Community Road, 50% (as tenancy by the entirety) of a 1 155 sq.m. plot	2.405,71
NEROMANA	Neromana St. - Dougri, location "Linovrochio," 1 002 sq.m. plot	6.382,97
CHALKEIA	Community Road, location "K. Vassiliki," 164.94 sq.m. plot with a 79.83 sq.m. building	14.570,80
ARGOLIDA prefecture		
ASKLIPIEIO	Location "Lygourio" 703.17 sq.m. plot	21.009,76
NAFPLIO	Location "Chosti," 4 500 sq.m. plot	30.469,11
ARTA prefecture		
ARTA	Location "Pandokratoras," 659 sq.m. b ymeasurement and 495,90 sq.m. by title, 4 plot inside city plan	32.599,15
ACHAIA prefecture		
AMBELOS	Location "Grassidotopos," 1 002 sq.m. plot inside city plan	21.433,84
	Location "Grassidotopos," 475 sq.m. plot inside city plan	5.795,71
	Location "Grassidotopos," 472 sq.m. plot inside city plan	5.795,71
OVRIA	Community Road, 406 sq.m. partitioned section of a 1 443 sq.m. plot	13.933,50
PATRA	Location "Mesi Agyia", Kyprou St.: 2 965.50 sq.m. plot on building site	532.600,07
NERATZIES	Community Road, 469 sq.m. plot	5.011,91
VOIOTIA prefecture		
AKRAIFNIO	Skroponeria, building site 69, No 35, inside city plan 815,00 sq.m. plot	14.271,97
	Skroponeria, building site 69, No 36, inside city plan 816,80 sq.m plot	12.330,58
	Skroponeria, building site 69, No 37, inside city plan 815,30 sq.m. plot	12.307,95
	Skroponeria,building site 68, No 29, inside city plan 817 sq.m. plot	12.333,60
	Skroponeria, building site 68, No 42, inside city plan 861,00 sq.m. plot	12.997,45
	Skroponeria, building site 68, No 43, inside city plan 861,00 sq.m. plot	12.997,45
ALIARTOS	Location "Variki," 1 535 sq.m. plot inside city plan	20.314,91
	Location "Aghios Ioannis," building site 68, 4 000 sq.m. plot	74.879,33
	Moulki quarter, location "Kaminia", 697 sq.m. plot	24.918,16
LEVADEIA	Isomata, 536.99 sq.m. plot inside city plan	29.291,60
	Mitropoli, 120.96 sq.m. plot inside city plan	4.935,17
ROMEIKO	240 sq.m. plot	5.744,68
	Amounts carried forward	**10.652.972,24**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	10.652.972,24
DRAMA prefecture		
DRAMA	Kilkisiou, 304 sq.m. plot inside city plan	59.506,39
GRAMMENI	888 sq.m. plot inside city plan (building site 24)	3.866,35
	435 sq.m. plot inside city plan (building site 30)	2.084,44
DODECANESE prefecture		
KARDAMAINA	Kardamaina location "Tsukalaria', a first storey apartment in process of construction, 24 sq.m	792,37
KOS	Location "Aghios Nikolaos," 50% (as tenancy by the entirety) of a 19 440 sq.m., plot inside city plan	64.163,06
KASTELLORIZO	Aghiou Konstantinou Municipal Road, 86 sq.m. plot	6.921,66
EVROS prefecture		
DIDYMOTEICHO	Municipal Road, location "Amorio", 25% (as tenancy by the entirety) of a 1 281 sq.m., plot	2.127,66
VALTOS	Community Road, 1 035 sq.m. plot with 80.75 sq.m. dilapidated house	5.405,82
EVOIA prefecture		
A. VATHEIA	Location "Karavades," 3 208.90 sq.m. by title, 3198,16 sq.m by measurement plot inside city plan	11.024,00
DROSIA	Location "Neraida," 271.40 sq.m. plot inside city plan	39.075,33
ISTIAIA	Municipal Road, location "Neochori," 423.60 sq.m. plot	5.534,68
PHILLA	Location "Rahi" 1 600 sq.m., plot (former vineyard) (within the town settlement)	15.396,25
PSAHNA	Location "Perivolia Psahnon" 628,15 sq.m., plot inside city plan	24.127,67
ALIVERI	"Milaki" Dwellings, 550.56 sq.m. plot	9.513,46
CHALKIDA	Location "Manika," 250 sq.m. plot inside city plan	15.441,70
	Dokos, location "Sikia Agremmata", 649.11 sq.m., plot inside city plan	35.314,09
	Location "Kopana", quarter Z, building site 1450, 400.62 sq.m. plot	10.907,06
	Dardanelion and Plastira str., quarter Γ, building site 783, 305 sq.m., plot inside city plan	11.257,01
	Dokos Chalkidas, location "Dio Dendra" quarter No 2., building site No 2, 289.58 sq.m., plot	15.420,02
OREOI	Unnamed road, location "Avdul-Souval," 1 082.20 sq.m. plot	42.595,75
ZAKYNTHOS prefecture		
SARAKINADO	2 086.57 sq.m. plot inside city plan	14.047,22
GYRI	1 390.66 sq.m. by title and 1.218,64 sq.m by measurement plot inside city plan (within town settlement)	3.744,68
ROMIRI	Community Road, location "Konteika," building foundation (151.80 sq.m.) on a 2 058.14 sq.m., plot	19.280,99
AMBELOKIPOI	Location "Limni," 4 928 sq.m. plot	31.489,36
ILEIA prefecture		
VARTHOLOMIO	33.33% (as tenancy by the entirety) of a 740.64 sq.m. plot inside city plan	15.441,70
GASTOUNI	Catholic quarter, 161,83 sq.m. plot outside city plan	8.015,75
PYRGOS	20b Nikitara, 87.50% (as tenancy by the entirety) of a 128 sq.m. plot inside city plan 38 sq.m. buildings	4.225,97
IMATHIA prefecture		
VEROIA	14 Kolokotroni, 136 sq.m. plot inside city plan	24.852,78
GEORGIANA	Community Road, 892.50 sq.m. plot	10.510,64
YIANNAKOCHORI	2 000 sq.m. plot inside city plan, 37.50% owned by the Bank	4.121,92
NAOUSA	Location 'Lazaraska', 479,90 cp.m. plot	26.633,15
	Amounts carried forward	11.195.811,17

LOCAL AUTHORITIES:

	ADDRESS	**Value in €** **(less depreciations)**
	Amounts brought forward	**11.195.811,17**
IRAKLEIO prefecture		
ARKALOCHORIO	Community Road, location "Zinta," 169.50 sq.m. plot	2.170,22
MESOCHORI	Community Road, location "Aghios Vlassis," building foundations on a 707.65 sq.m., plot	9.408,65
IRAKLEIO	Zoodochou Pigis and Zakynthou, the right to build the 47.75 sq.m., 1st floor	2.765,96
	Zoodochou Pigis and Zakynthou, the right to build the 47.75 sq.m.,2nd floor	2.885,05
N. KAZANTZAKI	Community Road, location "Aghies Paraskies," 875.44 sq.m., plot	19.369,04
THESSALONIKI prefecture		
ASPROVALTA	Location "Riviera", 473 sq.m., plot	23.478,55
	Location "Riviera", 471 sq.m., plot	23.564,39
EPANOMI	Location "Kipos Thessalonikis," 4 000 sq.m. plot outside city plan	57.113,58
EVOSMOS	Aspri Petra 21.23% (as tenancy by the entirety), No 2, building site C 754, 1 600.05 sq.m., plot	7.610,21
	Aspri Petra 21.23% (as tenancy by the entirety), No 4, building site C 757, 2 049.95 sq.m., plot	9.736,59
	Two plots (4 766.88 sq.m. and 608.88 sq.m. respectively) which were the result of the extension of Evosmou Thessalonikis settlement (10 000 sq.m. total)	309.095,67
THESSALONIKI	12 E. Venizelou and 17 Roosevelt, 26.50% (as tenancy by the entirety) of a 647.66 sq.m., plot inside city plan	342.336,74
	56C Kassandrou, 25% (as tenancy by the entirety) of a 266 sq.m. plot	29.028,09
	Bizaniou and Sarantaporou, 50% (as tenancy by the entirety) of a 158.22 sq.m., plot inside city plan	22.583,49
KALAMARIA	70 Them. Sofouli, 10 500 sq.m. plot with 164 sq.m.old building, with covered terrace of 140 sq.m., approximately	288.950,96
	5 Kanari and Tinou street, plot outside city plan-within zone of 5 157.76 sq.m	278.094,83
MENEMENI	1 Konstantinoupoleos str., two plots of 1 130.29 sq.m. & 2 031.92 sq.m., which occurred after the settlement of a 12 047 sq.m. initial area of a plot within city plan	359.418,93
	184 Gianitson-287 Monastiriou, 3 165.49 sq.m. plot	656.004,67
N. MICHANIONA	Anapafseos str., a 345 sq.m., plot inside city plan	12.196,25
THESPROTIA prefecture		
LADOCHORI	Location "Feriza," 214 sq.m. plot outside city plan	1.738,42
KAVALA prefecture		
THEOLOGOS	Community Road, location "Potos," 225 sq.m. plot	14.936,17
KAVALA	Location "Perigiali" 8 705,53 sq.m plot	157.373,44
FILIPPOI	Limnia, location "Vounochori", building site 21: 764 sq.m. plot No 156	2.054,29
KARDITSA prefecture		
KARDITSA	Location "Keramaria", Mitropolitou Skilosofou, 1 432.65 sq.m. plot inside city plan by title and 1 421,79 sq.m by measurement	40.744,14
	Right to transfer the plot coefficient for 10 352.20 sq.m	3.472,03
	District 'Kaminades', Perikleous Theodorou street, 369,40 sq.m. plot	21.028,54
PALAMA	N. Zerva, 1 025 sq.m. plot inside city plan	15.507,68
KASTORIA prefecture		
VITSI	"Toichio" real estate area of Vitsi municipality, location "Koupenitse": 2 065 sq.m., plot	7.672,32
ARGOS ORESTIKON	39 Karavangeli, 416.27 sq.m. plot inside city plan	11.489,05
	Amounts carried forward	**13.927.639,12**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**13.927.639,12**
CORFU prefecture		
VIROS	Community Road, location "Babouri," 2 013 sq.m. plot	21.276,59
CORFU	I. Theotoki, location "Tafros," N. Frouriou: 24 802.65 sq.m. plot inside city plan	5.713.218,15
	Kynopiastes, location "Loizou" or "Tsoukia" or "Androni," 50% (as tenancy by the entirety) a 4 239.56 sq.m. plot which fulfils the necessary conditions to build upon	16.519,98
	Former "Panemboriki Koskineika Kerkyras", 83.70 sq.m. plot	2.058,41
CHEPHALLONIA prefecture		
VLACHATA	50% (as tenancy by entirety) of a 500 sq.m. plot, with ruins (before earthquake) in Vlachata	8.459,85
	50% location "Karines" (as tenancy by entirety) of a 500 sq.m. plot	5.953,25
KOZANI prefecture		
KERASIA	One 2 300 sq.m., (by title) plot inside city plan and 2 381.79 sq.m., by measurement	8.936,16
CORINTHIA prefecture		
VRACHATI	Location "Aghios Dimitrios," 1 517 sq.m. plot	21.276,60
	Location "Aghios Dimitrios," 504 sq.m. plot	69.702,14
	Location "Aghios Dimitrios," 1 300 sq.m. plot	66.382,99
	Location "Aghios Dimitrios," 2 025 sq.m. plot	108.429,23
	Location "Aghios Dimitrios," 2 176 sq.m. plot	42.985,53
ISTHMIA	Community Road, location "Galota," 336 sq.m. plot	19.031,74
LOUTRAKI	Location "Karbounari," 6 423 sq.m. plot	35.088,41
	Location "Leivadaki," 4 000 sq.m. plot by title, 3 970,61 sq.m by measurement inside city plan	171.574,47
	Location "Skarpa Lachidi," 11 310 sq.m. plot outside city plan with buildings 108 sq.m.	85.088,69
	Location "Lachidia," 7 794 sq.m. plot inside city plan	142.281,96
KIATO	55 Ippokratous, Panaghia, 1 866 sq.m. plot inside city plan for public use	183.150,42
	30 Kalogeropoulou, 850 sq.m. plot inside city plan characterized as parking area	258.265,80
	Location "Kokkinia - Scholeio" at Moulki: 2 000 sq.m. orchard	16.858,34
CYCLADES prefecture		
ERMOUPOLI	Thessalonikis & 5 Neof. Vamva, location "Kardamilitika," 128.64 sq.m. plot	12.785,29
	32 Vas. Pavlou, location "Ammos," 3 633 sq.m. plot outside city plan	93.910,49
MANNA	Location "Azolimnos," 2 230 sq.m. plot inside city plan	24.020,42
LARISSA prefecture		
LARISSA	Pera Mahalas location "Orta-Baglar" 1/2 plot (as tenancy by entirety) of 2 000 sq.m., (by title)	19.962,90
MYRON	Location "Sofo," 1 237 sq.m. plot by title, 1.291 sq.m by measurement inside city plan	4.306,53
LASITHI prefecture		
MYTHOI	Location "Gonia-Dragatsana," 110 sq.m. plot outside city plan	2.034,38
LESVOS prefecture		
SKOUTAROS	Location "Anaxos," 850.95 sq.m. plot	59.023,29
PLOMARI	Coast, 595 sq.m. plot inside city plan	139.030,18
	Amounts carried forward	**21.279.251,31**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	21.279.251,31
MAGNESIA prefecture		
VOLOS	21 Iatrou Tzanou, 393.29 sq.m. plot characterized as "infant home"	108.958,49
	22 Achilleos, "Epta Platania" quarter, 148 sq.m. plot inside city plan	25.756,12
	Cheironos-Achilleos & Anapafseos, 937 sq.m. plot (street plan)	85.373,84
IOLKOS	Grammou-Vitsi, location "Anomalia," 1 130 sq.m. plot enchaining for playground	52.774,77
AGHIOS GEORGIOS	Kato Gatzea, 2 928,43 sq.m. plot inside city plan	38.371,99
TSAGARADA	Aghioi Taxiarches quarter, plot (A-1), 1 080.56 sq.m. within city plan	27.207,67
	Aghioi Taxiarches quarter, plot (B-1), 1 377.39 sq.m. within city plan	34.678,30
N. IONIA	Location "Thymaria," 540 sq.m. plot inside city plan	16.551,30
SKOPELOS	Loutraki, 935,40 sq.m plot	21.852,37
AG. GEORGIOS FERON	29 226.08 sq.m. plot	165.684,16
PELLA prefecture		
ARIDAIA	Building site 11, No 64, 697 sq.m. plot	8.574,47
ANYDRO	Building site 40, plot No. 252; 522 sq.m. within city plan	2.541,85
SKYDRA	Cemetery area, 655 sq.m. by title and 614,40 sq.m by measurement	60.466,80
	Location "Nissi," No. 351, 76.22% (as tenancy by the entirety) of a 9 000 sq.m., plot outside city plan	146.604,63
	Sevastiana, location "Sfageia," 88.99% (as tenancy by the entirety) of a 10 875 sq.m., plot inside city plan	141.015,87
PIERIA prefecture		
KATERINI	Evangelikon quarter: total 2 322.99 sq.m. plot (former field) (800 sq.m. and 1 522.99 sq.m. at building site 233)	162.135,83
MAKRYGIALO	Location 'Agiannis', 426,40 sp.m. plot	2.362,46
	Location 'Agiannis', 650 sp.m. plot	3.601,28
PREVEZA prefecture		
PREVEZA	Antitanon-Markou Botsari, location "Vryssoula," 2 487 sq.m. plot inside city plan	95.786,81
RODOPI prefecture		
AMVROSIA	2 000 sq.m. plot inside city plan	4.289,36
N. SANTA	710 sq.m. plot with old warehouse 360 sq.m	6.632,60
SAMOS prefecture		
AGHIOI THEODOROI	132.62 sq.m. plot	3.404,27
SERRES prefecture		
MITROUSI	Building site 68, No. 667: 990 sq.m. plot	5.086,64
SIDIROKASTRO	Kafkassou St., 428 sq.m. plot	15.509,07
FTHIOTIDA prefecture		
AGIOS KONSTANTINOS	Diovounioti and A.Lokrou, location 'Kamares', 2 150 sp.m. plot according to title and 2 335.21 sq.m. plot by measurement inside city plan (str. plan 600,40 sq.m)	77.282,47
ATALANTI	Next to State Hospital, 249.52 sq.m. plot inside city plan	1.439,04
KAINOURGIO	Location "New Thronio," building site 35, No. 143A, 1 080 sq.m. plot	11.411,05
LAMIA	Location "Petroula Kalyvia," 861.90 sq.m. plot inside city plan	85.026,83
STYLIDA	Building site 238, of 217.80 sq.m. plot	24.227,01
ANAVRA	Location "Koutras," 1 928.10 sq.m. plot outside city plan	8.974,37
	Location "Koutras," 3 150 sq.m. plot outside city plan	12.934,91
	Amounts carried forward	**22.735.767,94**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	22.735.767,94
FLORINA prefecture		
LEFKONAS	Community Road, 471 sq.m. plot	6.404,26
ARMENOXORI	Location "Graskipat", 2 495.90 sq.m. plot which does not fulfil the necessary conditions to build upon	12.765,96
CHALKIDIKI prefecture		
MOUDANIA	Location "'Agios Panteleimonas" (building site 3), dividable part of a 330 sq.m. plot	9.590,36
POLYGYROS	Gerakini, No 5 (building site C 36) of 999.99 sq.m. plot	29.806,12
CHANIA prefecture		
KISSAMOS	Location "Pigadakia" : 1 022.34 sq.m. plot	20.542,91
CHIOS prefecture		
CHIOS	Municipal Road, location "Latomi," part four of a 1 090,20 sq.m. plot	24.387,23
	Mastichochoria, location "Kambos," 371.62 sq.m. plot inside city plan	23.630,46
	Total	**22.862.895,24**

X. Fields

ATTICA prefecture		
KYPSELI	Location "Kamara," 428.78 sq.m. farmland which is section of a larger field	12.267,58
AMAROUSIO	Str. Dangli, location "Anavryta" or "Mandra Palli," two adjacent fields of farmland, 459.75 sq.m., total	30.774,47
	Anavryta - location "Mandra Palli," 43 604.30 sq.m. farmland, 37.50% owned by the bank as tenancy by the entirety	1.371.235,18
ACHARNAI	Varybobi, location "Patima Chatzispyrou," 16.552,34 sq.m. forest by title, 16 552.34 sq.m., by measurement	277.350,58
	Location "Adames," farmland field, 5 919,48 sq.m., 25% owned by the Bank	4.922,47
	Varybobi, location "Psorila" or "Floga," 396 sq.m. forest farmland by title and 402 144 sq.m., by measurement	25.368,50
	Location "Chtipito", 1 700 sq.m. farmland	35.057,48
VILIA	Location "Psatha," 13 916 sq.m. farmland	115.423,41
KERATEA	Location "Synterines," 7 454.10 sq.m. farmland, 52.50‰ owned by the Bank	2.131,92
	Location "Aghiasmothi," 3 105.80 sq.m. field	34.878,06
	Location "Agiasmothi," six independent fields totalling 5 067.82 sq.m., forming part of a larger field	209.268,32
	Location "Aghiasmothi," 2 256 sq.m. field	30.090,61
	Location "Aghiasmothi," 654 sq.m. farmland	9.889,41
KIFISIA	Location "Vareies," 1 265.62 sq.m. field, 60% owned by the Bank	5.313,24
	Location "Paliayianni," on Karaiskaki, Panoramou, and Palyovryssis Streets, 1/2 (as tenancy by the entirety) of a 7 232.72 sq.m. field by title, 7 197.81 sq.m., by measurement	174.989,65
	Location "Kalyftaki," building site E, farmland field no 66, 342.33 sq.m	22.471,44
	Location "Paligianni", farmland outside city plan, 24.320 sq.m by title, 26.140 sq.m., by measurement	729.376,38
KOUVARAS	Location "Pigadi Thanassi," 1 000 sq.m. farmland field	10.723,40
	Location "Aghios Ioannis," 4 644 sq.m. farmland field	13.743,11
MALAKASSA	38th km Athens - Lamia National Road, 12 650.45 sq.m. farmland of which 5 300 sq.m., are private forest, 50% owned by the Bank	55.117,97
	Amounts carried forward	**3.170.393,18**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	3.170.393,18
MANDRA	Location "Aghios Georgios," seven adjacent farmland fields totalling 6 010.86 sq.m., and two adjacent fields totalling 1 957.72 sq.m.	38.845,53
	Location "Giakoumi Trikeri," 20 218.45 sq.m. field	133.906,09
	Location "Pefka B" or "Paleochori," two adjacent farmland fields totalling 572 sq.m. by title and 567.01 sq.m. by measurement	5.075,84
	Location "Giakoumi Trikeri," 1 616.46 sq.m. farmland field	6.190,69
MEGARA	Location "Ano Vlychada," two adjacent plots totalling 460 sq.m. by title; 212.79 sq.m. and 250.71 sq.m. respectively by measurement	2.386,13
	Aghios Ioannis Makrynos, 17 063 sq.m. forest (by title), 17 096.75 sq.m. by measurement	19.643,08
	Location "Oinoi," 60 021.24 sq.m. farmland field	170.212,76
	Location "Neraki," 951.15 sq.m. farmland field, 33.33% owned by the Bank	3.351,07
	Location "Aghios Dimitrios," 1 002.80 sq.m. farmland field	3.876,76
METAMORFOSI	Location "Koukouvaounes," building site 17, T1, 296.91sq.m.farmland field	5.886,92
	Location "Koukouvaounes," building site 18, T1, 307.41sq.m.farmland field	5.778,38
	Location "Koukouvaounes," building site 23, T1, 376.5 sq.m.farmland field	8.258,87
	Location "Koukouvaounes," building site 19, T1, 374.07sq.m.farmland field	8.258,87
	Location "Koukouvaounes," building site 24, T1, 312 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 3, T2, 260.22 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 10, T2, 316.40 sq.m.farmland field	7.441,43
	Location "Koukouvaounes," building site 13, T2, 279.15.sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 15, T2, 253.37 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 14, T2, 299.76 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 76, T6, 284.70 sq.m.farmland field	5.778,38
	Location "Koukouvaounes," building site 74, T6, 272.10 sq.m.farmland field	4.960,96
	Location "Koukouvaounes," building site 73, T6, 262.10 sq.m.farmland field	4.960,96
	Location "Koukouvaounes," building site 72, T6, 263 sq.m. farmland field	4.960,96
	Location "Koukouvaounes," building site 70, T6, 294.70 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 69, T6, 287.60 sq.m.farmland field	5.778,38
	Location "Koukouvaounes," building site 68, T6, 286.30 sq.m.farmland field	5.778,38
	Location "Koukouvaounes," building site 67, T6, 307.15 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 80, T6, 308.18 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 79, T6, 306.42 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 78, T6, 305.02 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 77, T6, 286.30 sq.m.farmland field	5.778,38
	Location "Koukouvaounes," building site 66, T6, 298.10 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 12, T2, 301.40 sq.m.farmland field	7.441,43
	Location "Koukouvaounes," building site 7, T2, 274.35 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 2, T2, 261.48 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 116,T13,280.88 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 118,T13,289.58 sq.m.farmland field	6.624,01
	Location "Koukouvaounes," building site 117,T13,377.74 sq.m.farmland field	7.441,43
	Location "Koukouvaounes," building site 115,T13, 258.90 sq.m.farmland field	4.960,96
	Location "Koukouvaounes," T5, 3 336.20 sq.m. farmland field	41.350,68
	Location "Koukouvaounes," T15, 3 570.60 sq.m. farmland field	29.864,37
	Location "Koukouvaounes," T16, 1 056.95 sq.m. farmland field	6.874,55
N. ERYTHRAIA	N. Erythraia, location "Kastritsa," 33 Antheon Str., 1 444.50 sq.m. farmland field according to the title, 1 170.38 sq.m. by measurement (67% ownership)	16.435,95
	Location "Kastritsa", Dimitras & Yiasemion, 4 113.42 sq.m. plot inside city plan	496.359,58
N. MAKRI	Marathonos Ave., (28th km), Mati, 1 319.54 sq.m. farmland field	89.419,89
PAIANIA	Location "Anixi," (ex Lagou) 440 sq.m. farmland field (27,45 sq.m for Karaiskaki street)	12.113,16
	Location "Remataryies" or "Papangelaki," 4 220 sq.m. farmland field	112.815,07
	Location "Remataryies" or "Papangelaki," 290 sq.m. farmland field	9.324,59
	Amounts carried forward	4.561.263,81

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**4.561.263,81**
PALLINI	Marathonos Ave., 1 025 sq.m. plot outside city plan (expropriated)	38.267,94
	Location "Glyfos" or "Kato Charvati," 4 880.16 sq.m. farmland field	98.694,79
POROS	Location "Limani Tselou" or "Kaikaki," 2 544 sq.m. farmland field, 50% owned by the bank	17.122,27
SALAMINA	Location "Koli Kanaki," two adjacent farmland fields totalling 460.75 sq.m	8.540,73
	Aeanteio, location "Loukou," 5 000 sq.m. farmland field	23.285,10
	Location "Koutsouko", 551.13 sq.m. farmland field	8.217,17
	Location "Koutsouko", 618.10 sq.m. farmland field	6.162,87
SPATA	Location "Aghios Ioannis," 3 500 sq.m. farmland field	36.813,74
	Location former "Pireza" or "Rema Stergiou," now "Kipoupoli - Phoenicas," 284.50 sq.m. farmland field	2.608,81
	Location "Kamariza," 2 067 sq.m. farmland field, arising from division, 94% owned by the Bank	30.668,64
GALATAS	Location "Tsarki," rural road, 66 000 sq.m. farmland field	170.212,76
	Location "Tsarki,"rural road, 62 000 sq.m. farmland field	159.574,47
	Location "Tsarki," rural road, 60 000 sq.m. farmland field	153.191,49
	Location "Tsarki," rural road, 244 000 sq.m. forest area	273.191,48
CHOLARGOS	Location "Petrokorakas" or "Aghios Ioannis Theologos," 400 sq.m. farmland field	50.765,21
AITOLOAKARNANIA prefecture		
ANTIRIO	Area between old coast and sea	1,00
KYPSELI	Location "Ambelos", farmland field 2 080 sq.m	30.331,18
OXTHIA	Building site 10, 420 sp.m. plot	31.404,08
ARGOLIDA prefecture		
DIDIMA	Location Agios Ioannis" 675 sq.m. farmland	14.291,41
KRANIDI	Location "Lykofolia," 25 514 sq.m. farmland field	212.765,95
	Location "Madenia or Petrothalassa" 486.85 sq.m., farmland field	4.844,27
PORTO CHELI	Location "Ververonta", 9 743.69 sq.m. farmland field	90.449,39
	Location "Ververonta", 17 577.36 sq.m. farmland field	145.329,63
	Location "Ververonta", 20 968 sq.m. farmland field	169.161,04
	Location "Flambouro," 800 sq.m. field, 66.66% owned by the Bank	1.898,11
MIDEA	Location "Akridaina," 2 500 sq.m. orchard	31.914,89
LEFKAKIA	Location "Tourla" or "Kollia Rachi," 7 500 sq.m. olive grove, 50% owned by the Bank	7.194,90
ARKADIA prefecture		
AGHIOS VASILEIOS	Location "Mouchli," 1 457.40 sq.m. farmland field	6.804,20
TRIPOLI	Location "Kato Pigadia," 4 567 sq.m. plot outside city plan, 50% owned by the Bank	1.474,79
	Location "Amountzes," 1 732.50 sq.m. plot outside city plan, 50% owned by the Bank	269,70
	Location "Chouni," 6 279.45 sq.m. plot outside city plan, 50% owned by the Bank	2.057,16
ARTA prefecture		
AGHIOS SPYRIDON	Location "Livadakia," 12 250 sq.m. field	14.074,47
ACHAIA prefecture		
AIGIO	Location 'Koprisia', 4.207 sp.m. plot outside city plan	15.940,94
PTERI	Location "Matolazo," 13 000 sq.m. olive grove	16.287,94
KAMARES	Location "Tsantileika," 150 sq.m. field, 50% owned by the Bank	1.032,13
PATRA	Location "Kastellokambos," 2 925 sq.m. plot (E 58) outside city plan, 66.67% owned by the Bank	63.829,78
MAZARAKIO	Location "Boubioti," 28 381 sq.m. olive grove	26.883,78
	Location "Boubioti," 7 196 sq.m. olive grove	6.703,81
	Amounts carried forward	**6.533.525,83**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**6.533.525,83**
VOIOTIA prefecture		
PETRA	Rural road, 5 000 sq.m. farmland field	12.771,06
YPSILANTOY	Location "BX-5," 11 583 sq.m. farmland field, 33.33% owned by the Bank	7.392,67
	Location "Agriosykia," 7 500 sq.m. farmland field	7.040,42
	Location "BX-5," 14 993 sq.m. farmland field, 33.33% owned by the Bank	9.463,99
DAVLEIA	Location"Kaminia" 6 000 sq.m olive grove by title and 4 074,12 sq.m. by measurement	4.148,94
	Location "Sinoro," 4 000 sq.m. olive grove by title and 3 739,51 by measurement	2.340,02
	Location "Trigona," 1 500 sq.m. field	724,07
	Location "Tourli," 1 000 sq.m. field	498,30
YPATO	Location "Kokkinia," two fields totalling 34 963.09 sq.m	121.485,22
AGHIA TRIADA	Location "Yeladokopria," 2 000 sq.m. olive grove	1.340,44
	Location "Maindanos," 1 500 sq.m. field	1.005,34
AGHIOS THOMAS	Rachi Kousari, 5 000 sq.m. (by title) field and 5 707.14 by measurement	3.431,50
OINOFYTA	Location "Makry Pefko," 12 938 sq.m. field	50.648,94
	Location "Potamia," 40 405.59 sq.m. farmland field	0,29
PAVLO	Location "KX-11-A," field no (473), 6 014 sq.m	12.437,47
ANTHOXORI	Location 'Anthoxori Syrraxo', field 12 000 sp.m. by title and 13.503,65 sp.m. by measurement, with warehouse 12 sp.m. plot	13.191,49
DODECANESE prefecture		
ANTIMACHEIA	Location "Prinies," 8 036 sq.m. field	2.957,45
	Location "Tetragono," field 5 150 sq.m., 50% owned by the Bank	7.706,39
	Location "Tetragono," field 4 110 sq.m., 50% owned by the Bank	6.172,35
	Location "Keles," 2 700 sq.m. field	1.142,28
	Farmland 10 500 sq.m	4.355,62
EVROS prefecture		
MAKRI	Location "Lefkes," 8th km Alexandroupolis-Thessaloniki road, 3 299.82 sq.m., olive grove	22.070,28
EVOIA prefecture		
EDIPSOS	Location"Taliagra", 1 000 sq.m.field	19.849,68
A. VATHEIA	Location "Menidi," 15 000 sq.m. olive grove	8.516,64
AMARYNTHOS	Location "Aghia Triada," 261.80 sq.m. field with unauthorised building 27 sq.m.	2.762,35
KALLITHEA	Location "Tsouka," 7 651.50 sq.m. field, 50% owned by the Bank	12.845,54
DROSIA	Location "Pigadi Gagari," 500 sq.m. farmland field by title, 452,76 sq.m by measurement	6.578,19
AVLIDA BEACH	Location "Rema Vathi", 1 615.35 sq m. farmland field	57.810,38
AVLONARI	Location "Loutses," 1 000 sq.m. farmland field	884,30
	Location "Elitsa," 1 000 sq.m. farmland field	884,30
	Location "Lakos," 1 000 sq.m. farmland field	433,88
	Location "Angaria," 600 sq.m. farmland field	331,92
OKTONIA	Location "Mourteri", 5 600 sq.m. farmland field according to the title, and 3 253.50 sq.m., by measurement	0,01
	Location "Gevato," 2 166.61 sq.m. field by measurement	4.308,52
	Location "Koutsouro," 3 000 sq.m. olive grove	2.872,33
	Location "Aloupogianni", 6 270 sq.m. farmland field according to the title, and 3 975.85 sq.m., by measurement	11.647,71
	Location "Aloupogianni", 2 370 sq.m. farmland field according to the title, and 1 934.60 sq.m., by measurement	1.918,51
	Amounts carried forward	**6.957.494,62**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**6.957.494,62**
OKTONIA	Location "Markouri", 2 623.70 sq.m. farmland field according to the title, and 2 601.60 sq.m., by measurement	0,01
	Location "Markouri", 2 935 sq.m. farmland field according to the title, and 2 899.70 sq.m., by measurement	6.851,63
	Location "Markouri", 3 350 sq.m. farmland field according to the title, and 3 267.60 sq.m., by measurement	7.536,78
	Location "Avgerinos", 6 570 sq.m. farmland field according to the title, and 5 583.90 sq.m., by measurement	8.564,53
	Location "Kokkinovrahos", 2 170 sq.m. farmland field according to the title, and 2 316.50 sq.m., by measurement	0,01
	Location "Kokkinovrahos", 3 550 sq.m. farmland field according to the title, and 3 525.90 sq.m., by measurement	0,01
	Location "Kokkinovrahos", 3 415 sq.m. farmland field according to the title, and 3 293.10 sq.m., by measurement	0,01
	Location "Kokkinovrahos", 1 950 sq.m. farmland field according to the title, and 2 100.60 sq.m., by measurement	0,01
	Location "Kokkinovrahos", 2 895 sq.m. farmland field according to the title, and 2 450.30 sq.m., by measurement in Oktonia Evaias	0,01
	Location "Kokkinovrahos", 2 170 sq.m. farmland field according to the title, and 1 607.50 sq.m., by measurement	0,01
ERETRIA	Location "Bokalama," 25 000 sq.m. field by title, 9 613,2 sq.m by measurement	61.360,86
	Location "Kosta," 261.50 sq.m. farmland field, No. 187	2.966,42
	Location "Kosta," 266.50 sq.m. farmland field, No. 188	2.949,40
	Location "Kosta," 260 sq.m. farmland field, No. 189	2.949,40
	Location "Kosta," 260 sq.m. farmland field, No. 190	2.949,40
	Location "Kamini" or "Korakovrachos", 1/2 of a 3 750 sq.m farmland field	11.239,63
	Location "Georgoumanou", farmland field 4 176.48 sq.m	39.467,16
AETOS	Location "Vigla," 16 177.40 sq.m. field	187.445,11
KARYSTOS	Location "Livadi," 3 650 sq.m. farmland field	2.795,75
OXYLITHOS	Location "Kalo Nero" or "Vrysakia," 10 000 sq.m. field	28.723,40
AGHIA ANNA	Location "Paraschi," 7 375 sq.m. forest	2.680,85
	Location "Paraschi," 9 125 sq.m. field	3.303,19
	Location "Sflomia," 3 375 sq.m. forest	6.692,55
	Location "Giorgo," 563 sq.m. field	2.700,00
	Location "Giorgo," 562 sq.m. field	2.700,00
	Mytzithras, 9 688 sq.m. area for resin tapping	38.501,69
CHALKIDA	Aghia Eleousa, location "Sarafos," 1 500 sq.m. field by title and 3 253.50 sq.m., by measurement	17.243,23
ZAKYNTHOS prefecture		
VASILIKO	Location "Paliontza," rural road, 21 286.09 sq.m. farmland field	158.510,64
ILEIA prefecture		
KAVASILA	Location "Vartzeli," 12 155 sq.m. field	12.930,86
IMATHIA prefecture		
KOPANOS	Location "Dyo Vrisses," 4 300 sq.m. orchard, 33.33% owned by the Bank	5.106,38
	Location "Tsali" or "Alonia," 9 300 sq.m. orchard, 33.33% owned by the Bank	2.025,95
PALATITSIA	Location "Dasos Yeraki," field No. 945, 6 270 sq.m	6.102,25
VEROIA	Location "Alti Sechir", 3/20 (as ten. by the entirety) 6 812 sq.m. farmland field	15.262,03
	871 B railway line, 5 250 sq.m. farmland, 25% owned by the Bank	9.167,19
	Amounts carried forward	**7.606.220,97**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	7.606.220,97
GIANNAKOCHORI	Location "Koukoufrit," Devise No. 273, 10 750 sq.m. field, 37.50% owned by the Bank	3.024,66
	Location "Gallika", Devise No. 634, 2 438 sq.m. field	1.565,33
	Location "Gallika", Devise No. 326, 1 687 sq.m. field, 37.50% owned by the Bank	381,18
	Location "Gallika", Devise No. 325, 3 438 sq.m. field, 37.50% owned by the Bank	765,19
	Location "Gallika", Devise No. 328, 9 188 sq.m. field, 37.50% owned by the Bank	2.194,30
IRAKLEIO prefecture		
K. ASITES	Location "Pezoula," 200 sq.m. field, 14.29% owned by the Bank	342,13
	Location "Moschato," 2 000 sq.m. olive grove, 14.29% owned by the Bank	633,88
	Location "Karydi," 100 sq.m. field, 14.29% owned by the Bank	825,53
MOCHOS	Location "Koutelo," 1 000 sq.m. vineyard, 25% owned by the Bank	425,53
FOLEA	Location "Tsesmentaga", farmland field (No 913) of 3 500 sq.m.	316,65
	Location "Kagelia", farmland field-vineyard (No 954) of 2 000 sq.m.	957,59
	Location "Karagatsi", farmland field-vineyard (No 843) of 5 750 sq.m.	2.098,32
	Location "Kranouda", farmland field-vineyard (No 756) of 3 625 sq.m.	991,93
KAVALA	Location "Periyiali," 5 625 sq.m. farmland field	221.974,47
N. KARVALI	Field No. 167, 1 615 sq.m.	5.152,98
AKROPOTAMOS	Location "Arika", farmland field (No 45) of 3 750 sq.m.	2.122,54
	Farmland field (No 1905-A category) of 2 875 sq.m.	1.801,41
	Farmland field (No 1906-A category) of 7 500 sq.m.	5.208,61
XRYSOUPOLI	Farmland field, No 308, (31.24% as tenancy by the entirety) of 12 576 sq.m.	6.727,41
CEPHALLONIA prefecture		
VLACHATA	Location "Kalives," 5 000 sq.m. vineyard, 25% owned by the Bank	1.944,48
KILKIS prefecture		
STAVROXORI	Farmland field of 8 750 sq.m.	1.832,36
PONTOKERASIA	6 810 sq.m. forest, 50% owned by the Bank	240.494,91
KOZANI prefecture		
SIATISTA	Location "Bara," 10 000 sq.m. field and 10 072 sq.m., by measurement	21.272,56
CORINTHIA prefecture		
LYKOPORIA	Location "Laka Prapa," 4 000 sq.m. orchard	20.530,58
PYRGOS	Location "Kolokythianika," 3 017 sq.m. orchard	17.023,81
	Amounts carried forward	**8.166.829,31**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**8.166.829,31**
LOUTRAKI	*Location "Vouliagmenis," 35 000 sq.m. olive grove, 18.75% owned by the Bank*	14.571,73
	Location "Goromades," 5 000 sq.m. plot by title and 3 272.39 sq.m. by new measurement, outside city plan	50.486,85
	Location "Galota," 1 987.50 sq.m. field after the expropriation of 825 sq.m field	22.912,56
	Location "Flabouri," 2 270 sq.m. olive grove	18.564,47
	Location "Charvati" Perachoras, 8 000 sq.m. field	51.001,78
CYCLADES prefecture		
ERMOUPOLI	Location "Tourki," 2 038,58 sq.m. field	12.885,24
ANGAIRIA	*Location "Aghios Ioannis Spiliotis," 8 000 sq.m. farmland field*	35.750,29
LAKONIA prefecture		
LAGIA	Location "Platanos", 11 500 sq.m. orchard	7.890,04
ASTERIO	Location "Logos," 3 000 sq.m. field	1.787,23
AGHIA EIRINI	Location "Kozomoros", farmland field, 16 000 sq.m. by title and 41 525 sq.m., by measurement	1.938,58
	Location "Liapina," 5 523 sq.m. olive grove	31.374,03
VORDONIA	Location "Omiales," 35 000 sq.m. field	25.525,92
SPARTA	Gounari, location "Sykoperivolo," 1 012.50 sq.m. non-irrigated field for "dry" cultivation, outside town settlement's limits	22.318,98
LARISSA prefecture		
AGIA	Location "Prodromos", 7 000 sq.m. field	8.977,63
	Location "Grintzia," 1/4 (as ten. by the entirety) of a 20 000 sq.m. field	4.580,42
AMBELAKIA	Location "Varela," 3 000 sq.m. field	7.460,13
MELISSA	Location "Paravaltos," field No. 62, 20 000 sq.m.	20.622,57
	Location "Saites," field No. 215, 4 400 sq.m.	4.319,30
	Location "Saites," field No. 152, 4 400 sq.m.	4.319,30
KALLITHEA	Aghios Antonios, 30 000 sq.m. field, 6.34% owned by the Bank	109.384,47
MYRON	Location "Sopho," 18 810 sq.m. field	13.607,24
	Location "Sopho," 2 000 sq.m. field	1.085,75
	Location "Sopho," 2 375 sq.m. field	1.286,82
	Location "Sopho," 9 125 sq.m. field	4.905,96
NIKAIA	Location "Kapa Tzelar," 9 000 sq.m. field	9.878,77
	8th km. Larisas - Athens, 1 065,30 sq.m. farmland field	4.423,28
ARGYROPOYLEIO	Location "Alonia," 1 500sq.m. field by title and 1 282.47sq.m. by measurement	1.382,89
	Location "Vromoxylies," 1 500 sq.m. field by title and 1 143.59 sq.m. by measurement, 37.50% owned by the Bank	428,94
	Location "Tousinas Karya," 1 000 sq.m. field by title and 731.26 by measurement, 37.50% owned by the Bank	362,86
TYRNAVOS	Location "Kampilaga," 29 175 sq.m. field by title, 24 901,39 sq.m. by measurement 16,67% owned by the bank	7.733,57
LASITHI prefecture		
LIMNES	Location "Kato Lakos," 3 500 sq.m. olive grove	9.459,58
	Location "Kaminantoni," 2 500 sq.m. olive grove	10.988,51
	Location "Kavalaki," 500 sq.m. olive grove, 50% owned by the Bank	7.812,77
	Amounts carried forward	**8.696.857,77**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**8.696.857,77**
KAVOUSIO	Vatsi, 250 sq.m. field, 16.67% owned by the Bank	276,59
	Platy Potami, 1 000 sq.m. olive grove, 16.67% owned by the Bank	922,55
	Mesochoria, 80 sq.m. plot, 16.67% owned by the Bank	922,55
	Kefalia, 85 000 sq.m. field, 16.67% owned by the Bank	6.459,16
	Akonizi, 9 000 sq.m. field, 16.67% owned by the Bank	645,96
	Kampos, 2 000 sq.m. olive grove, 16.67% owned by the Bank	1.845,11
	Poros, 1 500 sq.m. olive grove, 16.67% owned by the Bank	3.228,08
	Konstantaki B, 2 000 sq.m. olive grove, 16.67% owned by the Bank	1.845,97
LESVOS prefecture		
ALYFANTA	Location "Kentro," 2 475 sq.m. olive grove, 37.50% owned by the Bank	2.096.809,70
MYTILINI	Location "Koutsouk Loutza," 291sq.m. olive grove, 18.75% owned by the Bank	287.547,37
MAGNESIA prefecture		
DIMINIO	Location "Avgalades," 4 300 sq.m. olive grove by title, 4 167,97 by measurement	8.004,12
ARGALASTI	Location "Stournari," 11 816.50 sq.m. olive grove by title, 11 505,04 by measurement	10.559,42
SYKI	Location "Vrysitsa," 2 000 sq.m. olive grove by title 1 463,41 by measurement	8.715,14
VOLOS	Location "Alykes," 3 952 sq.m. field No. 21	1.375,14
	Pefkakia, location "Agroyianni," 1 880 sq.m. forest	30.650,55
	Location "Alykes," farmland field No. 22; 2 430 sq.m	550,12
KALA NERA	Location "Zervochia", two adjacent farmland fields, totalling 9 890 sq.m	192.178,08
MILIES	Location "Lykomagano," 30 000 sq.m. orchard	18.808,65
	Location "Trikerioti", 2 000 sq.m. field by title and 9 737.75 by measurement	376,17
PROMYRIO	Location "Kamara," 3 000 sq.m. olive grove	3.574,47
SKOPELOS	Prof. Ilias, location "Stafilou", 8 178 sq.m. olive grove by title, 7 107,56 sq.m by measurement; 5 949,06 sq.m are characterised as forest land	29.574,46
AMALIAPOLI	Location "Kosma Limani," 150 000 sq.m. field	288.566,81
SOURPI	Location "Anathemata" field No 307, 7 872.90 sq.m.,coming from land consolidation of ten farmland fields 35 103.88 sq.m. (D.A.A. 968/31.1.1998 Magnisias' Prefect verdict)	11.274,30
	Location "Anathemata" field No 308, 19 880.77 sq.m., coming from land consolidation of ten farmland fields 35 103.88 sq.m. (D.A.A. 968/31.1.1998 Magnisias' Prefect verdict)	27.114,01
	Location "Anathemata" isolated part of a field 5 106.10 sq.m., of ten farmland 35 103.88 sq.m. before the land consolidation, non recording in the land consolidation list owned by the Bank and non defined by the competent committee of land consolidation in Magnisias' Prefect	6.531,92
TRIKERIO	Location "Gaitaneika," 2 000 sq.m. olive grove by title, 1 467,56 sq.m by measurement	9.242,27
MESSINIA prefecture		
AVLONA		
AGALIANI	Location "Vlassada" or "Vounaki," 13 920 sq.m. farmland field	74.940,42
PYLOS	Location "Gialova" 64 601 sq.m. field (by title)	98.450,32
	Amounts carried forward	**11.917.847,18**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	**11.917.847,18**
PELLA prefecture		
GIANNITSA		
MELISSIA	Location "Melissi," 4 115 sq.m. field;1 160 sq.m after expropriation	12.522,05
ARSENIO	Farmland field (No. 1.164), 11 750 sq.m. by title and 11 722.30 sq.m. by measurement	8.042,56
SKYDRA	Location "Orman Tsifliki," orchard No1, 5 750 sq.m. by title, 5 058,29 sq.m by measurement	12.398,21
	Location "Mouzgies," 3 500 sq.m. field by title, 5 581,87 sq.m by measurement	5.361,71
	Location Mandres, 4 510 sq.m. field by title, 4 550,86 sq.m by measurement	6.681,34
	Location "Orman Tsifliki", field No 1.169 , 3 313 sq.m by title, 3 313 sq.m by measurement	6.470,57
PIERIA prefecture		
AIGINIO	Location "Voski Kiosse", 9 000 000 sq.m. farmland field, 6.67% owned by the Bank	80.425,53
RETHYMNO prefecture		
ADELE	Location "Adele Plain", rural road, 4 188.03 sq.m. farmland field	91.914,89
	Location "Adele Plain", rural road, 4 235.80 sq.m. field	105.942,77
APLADIANA	Location "Rimagmeno Laki," 1 000 sq.m. field	501,02
	Location "Kato Milos," 1 000 sq.m. field	751,51
	Location "Galani", 40 sq.m. field outside city plan	581,08
	Location "Troula", 1 000 sq.m. field	300,60
RODOPI prefecture		
MIRANES	Location "Meseliko," 3 000 sq.m. field	1.191,49
SERRES prefecture		
LEFKOTHEA	Location "Mandiliou", field No. 227, 3 146 sq.m	1.987,18
LEFKONAS	Rural road, 1/2 (as tenancy by the entirely) of plot No. 227, location "Vyssiani", 4 437 sq.m. field	3.191,49
N. SOULI	Location "Kolozi", 1 500 sq.m. field	1.601,10
SERRES	4th km Serres - Vrondou road, 126 563 sq.m. farmland field, No 434, and two fields, (436 675 sq.m. and 1 023.537 sq.m. respectively), 84.78% owned by the Bank	57.382,97
TRIKALA prefecture		
TRIKALA	Bara, location "Bakoura", 7 000 sq.m. field, 20% owned by the Bank	3.811,24
MEGARCHI	2 000 sq.m. field	2.161,70
PINEIADA	Location "Konakia", 2 000 000 sq.m. field, 16.67% owned by the Bank	41.918,98
FTHIOTIDA prefecture		
AGHIOS KONSTANTINOS	Location "Mourtitsa", 4 789 sq.m. olive grove	20.332,29
	Location "Markesi", 6 000 sq.m. (by title) olive grove, 5 849,14 sq.m	136.723,40
	Location "Neochori", 2 500 sq.m. olive grove by title 2 274,63 sq.m	31.021,27
	Location "Trano Komati", 12 000 sq.m. olive grove by title and 15 226.39 by measurement	66.069,57
	Location "Mourtitsa", Ayeladokalyva, 3 040 sq.m. field	3.257,24
	Location "Mourtitsa", Kavoukia, 2 376 sq.m. field	3.257,25
	Location "Raskes", 500 sq.m. olive grove by title, 637,52 sq.m. by measurement	1.489,37
	Amounts carried forward	**12.625.137,56**

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	Amounts brought forward	12.625.137,56
FLORINA prefecture		
MESOKAMBOS	Farmland field No. 224 B, 6 500 sq.m. by title, 4 908,46 sq.m. by measurement	746,81
	Farmland field No. 527, 7 384 sq.m	659,84
	Farmland field No. 224 A, 5 125 sq.m by title,5 475,66 sq.m., by measurement	490,69
FLORINA	Location "Poro" 17 000 sq.m. field, 29.41% owned by the Bank	1.680,74
FLORINA	Location "Strikata", 14 375 sq.m. field, 51.30% owned by the Bank	2.408,44
	Location "Cherno Pole", 26 000 sq.m. field, 50.29 % owned by the Bank	4.461,81
CHALKIDIKI prefecture		
KALLIKRATEIA	Field No. KL 2777; 12 688 sq.m., 1.97% owned by the Bank	3.526,79
N. POTEIDAIA	Location "Ambelia", 6 250 sq.m. field, 50% owned by the Bank	44.389,43
ORMYLIA	Location " Biglouda", (as tenancy by thr entirely) of plot No.1668 1 000 sq.m., field by title and 1 193.37 sq.m. by measurement	3.217,35
	Location "Kaprinikia", 500 sq.m. farmland field according to the title, and 329.65 sq.m., by measurement	1.073,06
	Location "Kapsalia", two farmland field 724.06 sq.m. and 261.17 sq.m. each	1.951,51
	Location "Zografistiko", 800 sq.m. farmland field according to the title, and 945 sq.m., by measurement	1.361,70
POLYGYROS	Location "Koniarostrata", 28 250 sq.m. field	20.611,91
	Field number 1430, 31 000 sq.m. farmland field, 37.50% owned by the Bank	2.733,18
	Location "Agroktimata," field No. 250, 56 688 sq.m., 37.50% owned by the Bank	4.987,67
	Agios Dimitrios, 27 750 sq.m. field, 60% owned by the Bank	11.178,80
	Location "Dionysiatikos Mylos", 27 375 sq.m. field, 51.14% owned by the Bank	9.044,93
NIKITI	Location 'Kastri', 6 569.93 sq.m.field, 16.66% owned by the Bank	10.774,22
STRATONIKI	Location "Kouri," 5 000 sq.m. field	30.376,51
TORONIS		
SYKEA	Location "Vamvakies", 25% (as tenancy by the entirety), 5 000 sq.m., field	1.114,41
CHANIA prefecture		
FYLAKI	Location "Pyrgialones" 2 000 sq.m field	2.287,91
CHANIA	Aghios Matthaios, location "Akrotiri", 3 700 sq.m. forest	73.018,14
	Total	12.857.233,41

LOCAL AUTHORITIES:	ADDRESS	Value in € (less depreciations)
	XI. Machinery	
VOIOTIA SXHMATARI	Location "Liougka", former "MASTER N-N P TRIANTAFULLOU A.E"	0,01
LARISSA prefecture LARISSA	Averof, former "ABET NIK. KARAMACHAIRAS A.E."..........	0,01
PELLA prefecture PETRAIA	Location "Petria", K. STEFANIDI & CO LTD"...........	0,01
	Total	**0,03**
	TOTAL: C. OTHER ASSETS	**95.684.812,03**

D. INTANGIBLE PROPERTY (ACQUIRED AT AUCTION SALES)

ACHAIA prefecture PATRA	Pente Pigadion & 58 Athinon, 102.4 sq.m. apartment..........	0,01
EVOIA prefecture VASILIKO	Municipal road, location "Vourlaki", 474.96 sq.m. apartment..........	13.783,10
THESSALONIKI prefecture KALAMARIA	Apartment, 14 Filikis Etairias..........	0,01
	TOTAL: D. INTANGIBLE PROPERTY (ACQUIRED AT AUCTION SALES)	**13.783,12**

E. BUILDINGS AND INSTALLATIONS IN OTHER (THIRD PARTY) PROPERTIES

Buildings and installations in other (third party) properties..........	**14.211.620,96**
TOTAL: E. BUILDINGS AND INSTALLATIONS IN OTHER (THIRD PARTY) PROPERTIES	**14.211.620,96**

F. BUILDINGS AND BUILDING INSTALLATIONS ABROAD

Country	Branch	Fields Plots	Buildings Buildings Install.	Additions & Improvements	Depreciations in Buildings & Install.	Book Value
Great Britain	50 St Mary Axe, London EC3A 8EL	1.824.097,37	3.744.839,12		1.666.971,79	3.901.964,70
	46 St Mary Axe, London EC3A 8EL		6.233.014,27			6.233.014,27
	11 Charles Street, London W1J 5DW		13.139.239,22		438.214,78	12.701.024,44
	192 Bichenhall Mansion Bichenhall Street, London W1		213.711,51		57.817,35	155.894,16
France	65, Franklin D. Roosevelt Ave 75008 Paris		953.198,72		532.349,81	420.848,91
Germany	Gutleustrasse 5, 60329 Frankfurt	668.590,03	6.851.860,63		2.668.179,33	4.852.271,33
Egypt	Cairo, 2, El Aziz, Osman Str., Zamalek		53.100,23		4.254,36	48.845,87
	Cairo, 32, Haroun Str., Dokki-Giza		568.496,58		44.327,80	524.168,78
Romania	Bucharest Spaiul Unirii Nr4		1.194.180,12		24.859,05	1.169.321,07
Albania	Durce	190.419,86				190.419,86
	Tirana,594 Rruga e Kavajes 138		127.400,42		106.039,15	21.361,27
	Tirana,594 Rruga "Sami Frasheri" Pallati Teknoprojekt		17.124,18		2.475,91	14.648,27
	Durce,554 Bulevardi Kryesor (Dyrrah) e P.Meksi, Str. P. 157		166.671,50		137.913,17	28.758,33
	Korytsa, 561 Bulevardi, Republica		298.646,12		101.104,51	197.541,61

TOTAL: F. REAL ESTATE OWNED AND USED BY THE BANK - ABROAD **30.460.082,87**

GENERAL TOTAL (A+B+C+D+E+F) **1.045.099.536,12**

Real Estate - General Summary

A. TANGIBLE FIXED ASSETS

REAL ESTATE USED OR SCHEDULED FOR USE BY THE BANK FOR ITS OWN BUSINESS PURPOSES

I. Branch buildings and office buildings - Domestic	860.965.427,00	
II. Buildings scheduled for use by the Bank	30.212.734,94	
III. Fields - plots for the construction of *new branch buildings and offices*	8.600.640,99	
IV. Real estate without exploitation	3.379.825,98	
V. Modulation of field which is subject to depreciation	9.113,24	903.167.742,15

B. INTANGIBLE FIXED ASSETS

I. Usufructuary rights	0,01	
II. Expenses for Establishment Formation & Costs	1.561.494,98	1.561.494,99

C. OTHER ASSETS

REAL ESTATE ACQUIRED BY THE BANK AT AUCTION SALES

I. Hotels	7.284.785,69	
II. Factories	1.859.646,99	
III. Industrial - manufacturing sites	21.336.638,68	
IV. Stores - offices	4.147.309,13	
V. Apartments in apartment houses	5.716.617,73	
VI. Warehouses - parking areas	2.009.964,66	
VII. Various properties	98.334,62	
VIII. Other buildings	17.511.385,85	
IX. Plots	22.862.895,24	
X. Fields	12.857.233,41	
XI. Machinery	0,03	95.684.812,03

D. INTANGIBLE PROPERTY (ACQUIRED BY THE BANK AT AUCTION SALES)	13.783,12
E. BUILDINGS AND INSTALLATIONS IN OTHER (THIRD PARTY) PROPERTIES	14.211.620,96
F. BUILDINGS AND BUILDING INSTALLATIONS ABROAD	30.460.082,87
TOTAL REAL ESTATE	**1.045.099.536,12**

NATIONAL BANK
OF GREECE
www.nbg.gr

ISSN:1109-4362